Form 20-F
period 2021-09-30
Elite Education Group International Ltd
filed 2021-12-30
CIK 1781397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________to ____________

Commission file number 001-40280

Elite Education Group International Limited

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

1209 N. University Blvd., Middletown OH, 45042

Telephone: +1(513)649-8350

(Address of principal executive offices)

Jianbo Zhang, CEO

1209 N. University Blvd., Middletown OH, 45042

Telephone: +1(513)649-8350

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.016 par value per share	EEIQ	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 23, 2021, the issuer had 10,915,313 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐             No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐             No ☒

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” “Elite Education,” and “Company” refers to Elite Education Group International Limited, a British Virgin Islands company, and its subsidiaries, including Elite Education International Co., Ltd., a British Virgin Islands company, Quest Holdings International LLC, an Ohio limited liability company, and Miami International Education Center LLC, an Ohio limited liability company.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2021, the buying rate announced by the Federal Reserve Statistical Release was RMB 6.4434 to $1.00.

FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report.

Risks Related to Our Business

Although historically we have generated net income, we cannot assure you that we will continue on the profitability path going forward.

We have generated revenues of $5,341,850 and $9,063,137, and had net (loss) incomes of $(1,084,313) and $1,011,555 for the fiscal years ended September 30, 2021 and 2020, respectively. We expect that our operating expenses will continue to increase as we expand our business. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Any significant failure to realize anticipated revenue growth from our new and existing lines of business and/or manage operating expenses in line with revenue forecasts, could result in continued operating losses. As such, we cannot assure you that we will maintain profitability.

If we are not able to continue to attract students to retain our services, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of student members enrolled. Therefore, our ability to continue to attract students is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new services and enhance existing ones to respond to changes in market trends and student demands, manage our growth while maintaining consistent and high education quality, broaden our relationships with strategic partners and market our services effectively to a broader base of prospective students. If we are unable to continue to attract students, our net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operating results may adversely affect the price of our shares. Factors that may cause fluctuations in our quarterly results include:

●	our ability to attract new customers, maintain relationships with existing customers, and expand into new markets;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	general economic, industry and market conditions in China; and

●	our emphasis on customer experience instead of near-term growth.

If we fail to attract more students to participate in our activities, our operations and financial condition will be materially adversely affected.

The success of our business depends primarily on the number of students who participate each year. Therefore, our ability to continue to attract students is critical to our continued success and growth. We rely heavily on our relationships with provincial and local governments, schools, principals and teachers to promote and encourage participation in our programs to parents, teachers and students. We must create an innovative theme to attract the interest of the participants. In addition, parental support is critical for student participation. If we are unable to continue to attract parents and students to participate, not only will our revenues decline in this business line, but our brand will be harmed, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations may be affected by the potential Impact of the COVID-19 pandemic.

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, suspension of in-person attendance of academic programs, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company’s Beijing office was temporarily shut down and employees worked remotely. In March 2020, the Company gradually resumed its operations. It is presently unknown whether and to what precise extent the Company’s operations may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays, reductions in revenue and increases in expenses relating to such events outside of its control. In addition, the outbreak precludes the Company personnel from visiting its potential customers, which may adversely affect the Company’s ability to generate new sales. The Company expects that the impact of the COVIS-19 outbreak on the United States and world economies will have a material adverse effect on the demand for international travel and obtaining education in the US. During the early stages of the outbreak, we determined to move all our marketing activities into a virtual or online format. Since January, we held more than 70 online promotional and training sessions, including business training with partners, school life broadcast activities, etc. We increased the number and variety of online activities including online guidance classes and online service training sessions, so as to maintain potential student interest and student enrollment rates. However, due to the COVID-19 pandemic, most of the programs at Miami University have been delayed or postponed, As of September 30, 2021, 136 students who had been admitted to the English Language Program at the MU Regional Campuses paid full tuition fees as compared to 134 students for the same period in the previous year, and the conversion rate from application to enrollment was 36.4% as compared to 25.7% during the same period in 2020. The COVID-19 outbreak appears to be under control or nearly so in China. Wuhan city, the epicenter of the outbreak, has been reopened. As have the Chinese markets and economy. Chinese high schools resumed classes and activities in mid-April. Once the school functions are fully or close to fully restored, we expect to attract new students to enroll in the studies abroad programs. We expect that the Beijing office will maintain some online promotion activities and will host in-person marketing activities. Parents’ and students’ interest in such travel and education abroad may be adversely affected by these events. Any and all of the foregoing could have a material adverse impact on the Company’s business, operating results and financial condition. We currently believe that our financial resources will be adequate to sustain the Company’s operations through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

China regulates education services extensively and we may be subject to government actions if our programs do not comply with PRC laws.

Violation of PRC laws, rules or regulations pertaining to education and related activities may result in penalties, including fines. We endeavor to comply with such requirements by requesting relevant documents from our program participants. However, we cannot assure you that violations or alleged violations of such requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine that our programs violate any applicable laws, rules or regulations, we could be subject to penalties. While we have and continue to engage in strategies to mitigate this risk by diversifying our marketing efforts and focusing on Southeast Asian markets, there is no assurance that such efforts will be successful in mitigating such risks faced by the Company.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. For example, as a result of China’s current nationwide anti-corruption campaign, public school spending has become strictly regulated. To comply with the expenditure control policies of the Chinese government, many public universities temporarily reduced their self-taught education spending in 2017. This caused the demand for our courses in 2017 to decrease. If our clients continue to reduce their demand for our services due to the policies of the Chinese government, this could adversely impact our business, financial condition and operating results.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Some of the governmental measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by a downturn in the global or Chinese economy.

Because our student enrollment may depend on our students’ and potential students’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession; the 2020, the world economy has been facing the challenges of the global COVID-19 pandemic. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by our courses, which could materially and adversely affect our financial condition and results of operations.

The Company’s operations and performance depend significantly on global and regional economic and geopolitical conditions. Changes in U.S.-China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows. Such factors may include, without limitation:

●	instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on transportation, visas issued to citizens of other countries, the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

●	intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war; and

●	interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, financial instabilities, computer malfunctions or cybersecurity incidents, inventory excesses, natural disasters or other disasters such as fires, floods, earthquakes, hurricanes or explosions.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, the COVID-19 outbreak, the PRC National People’s Congress’ passage of the Hong Kong National Security Law, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, as well as the executive orders could have adverse effect on our operations. Rising political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States. We cannot assure you that, if the political tension between the United States and China intensifies and further regulations affecting our business are passed, our business will not be materially and adversely affected.

Some students may decide not to continue engaging our courses for a number of reasons, including a perceived lack of improvement in their performance in specific courses, a change in requirements or general dissatisfaction with our programs, which may adversely affect our business, financial condition, results of operations and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their performance. If students feel that we are not providing them the experience they are seeking, they may choose not to renew. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness and efficiency of our services. If students’ performances decline as a result of their own study habits, they may not refer other students to us, which could materially adversely affect our business.

Failure to protect the confidential information of our customers against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Maintaining security for the storage and transmission of confidential information on our system, such as student names, personal information and billing addresses, is essential to maintaining student confidence. We have adopted security policies and measures to protect our proprietary data and student information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information. Such individuals or entities obtaining our clients’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity regarding our safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

If we fail to strengthen and protect our brands, our operations and the financial situation will be materially affected.

We believe that our brand is synonymous with achievement, creativity, self-esteem and accomplishment throughout the PRC. It is critical that we maintain and protect our brand and our image, as we continue to launch new programs, projects and acquire new businesses. As we launch new business lines, and seek to increase visibility in our current business lines, the use of several marketing tools, sponsorship and support from traditional advertisers, schools and government officials will be important to our success. A number of factors could prevent us from successfully promoting our brand, including student and parent dissatisfaction with our services, the failure of our marketing tools and strategies to attract new students. If we are unable to maintain and enhance the brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses, our business and results of operations may be materially and adversely affected.

We may not be able to implement our growth strategy and future plans successfully.

Our growth strategy includes increasing sales, leveraging our brand, and acquiring companies that have services, products or technologies that extend or complement our existing business. While we currently have not identified any specific target companies, the process to undertake a growth strategy like ours, is time-consuming and costly. We expect to expend significant resources and there is no guarantee that we will successfully execute our plans. Failure to manage expansion effectively may affect our success in executing our business plan and may adversely affect our business, financial condition and results of operations. We may not realize the anticipated benefits of any or all of our strategies, or may not realize them in the time frame expected. In addition, future acquisitions may require us to issue additional equity securities, spend our cash, or incur debt, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We face significant competition and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition and competition is particularly intense in some of the key geographic markets in which we operate. We also face competition from companies that focus on one area of our business and are able to devote all of their resources to that business line. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. These companies may, therefore, have a competitive advantage over us with respect to these business areas. The increasing use of the Internet and advances in Internet and computer-related technologies are eliminating geographic and cost-entry barriers to providing educational services and products. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the Chinese market. Many of these international companies have strong education brands, and students and parents in China may be attracted to the offerings based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many Chinese and smaller companies are able to use the Internet to quickly and cost-effectively offer their services and products to a large number of students with less capital expenditure than previously required. Competition could result in loss of market share and revenues, lower profit margins and limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we have. In addition, many US universities and colleges marketing in China also represent our competition. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, market needs or new technologies. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

Our success depends, to a large extent, on the skill and experience of our management in the education business. If any member of our senior management leaves, or if we fail to recruit suitable replacements, our operation and financial situation will be adversely affected.

Our success depends in large part on the continued employment of our senior management and key personnel who can effectively identify, build and expand relationships that are critical for us, operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the education industry in the PRC and we may not be able to attract or retain highly qualified personnel in the future. If any of our employees leave, and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected. Our success also depends on our having highly trained sales and marketing personnel to support and promote our current products as well as new service and product launches. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our company could impede our ability to increase revenues from our existing products and services, ensure full compliance with applicable federal and state regulations, launch new product offerings and would have an adverse effect on our business and financial results.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our trademarks, trade names, and other intellectual property rights are important to our success. In connection with our business, we have registered one domain name in the PRC. We maintain confidentiality of applicant information by encrypting all such information and storing it on third-party servers, with controlled access to any such confidential information by our personnel. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on trade secrets and confidentiality agreements with our employees, consultants and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization, or use logos or trade names similar to ours. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. If we are unable to enforce our intellectual property rights, it could have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position, our ability to attract students and our results of operations.

Our operations are subject to seasonality.

Our programs, which are our primary source of revenues, are seasonal. We tend to experience an increase in revenue from these lines in the second half of the year. As a result, we generally record higher revenue in the second half as compared to the first half of each calendar year. Any adverse change in the trends in spending patterns and other factors, conditions or events in the PRC, may affect our operational results.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the common course of business for at least 12 months, there is a risk that we may need additional cash resources in the future to fund our growth plans or if we experience adverse changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for new investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. The issuance and sale of additional equity would result in further dilution to our shareholders.

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

We are subject to changing laws, rules and regulations in the U.S. and other jurisdictions regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Our business is subject to risks related to lawsuits and other claims brought by our clients or business partners. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We are subject to lawsuits and other claims in the common course of our business. We are currently not involved in any lawsuits with our customers. However, claims arising out of actual or alleged violations of law could be asserted against us by individuals, companies, governmental or other entities in civil, administrative or criminal investigations and proceedings. These claims could be asserted under a variety of laws and regulations, including but not limited to contract laws, consumer protection laws or regulations, intellectual property laws, environmental laws, and labor and employment laws. These actions could expose us to adverse publicity and to monetary damages, fines and penalties, as well as suspension or revocation of licenses or permits to conduct business. Even if we eventually prevail in these matters, we could incur significant legal fees or suffer reputational harm, which could have a material adverse effect on our business and results of operations as well as our future growth and prospects. While all of students enrolled in university academic programs are required to maintain health insurance coverage, we may be subject to claims by students and/or their parents if and to the extent they decide to assert claims against us relating to, among other things, their stay at our dorms and use of our catering services. If such claims are asserted and successfully litigated, our operations and financial condition may be materially affected by the adverse outcome of any such litigation.

Our management team members, individually and together, own a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

As of December 23, 2021, Messrs. Zhang and Wu hold approximately 61.54% and 4.00% of our outstanding shares, respectively. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by such individual or their affiliates will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 . In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Following the Company’s review of the certain financial presentation and disclosures for the fiscal years ended September 30, 2018 and 2019, respectively, the Company discovered certain cut-off errors in relation to our prepayment balances, costs of services and revenues. The errors have impacted fiscal years ended September 30, 2018 and 2019, respectively, and six-month periods ended March 31, 2020 and 2019, respectively. These errors in prepayment balances have consequently impacted the opening retained earnings for the year ended September 30, 2018 and the costs of services and income taxes for the two fiscal years ended September 30, 2018 and 2019 respectively. In addition, a cut-off error was noted in relation to the Company’s revenue for the year ended September 30, 2019. Consequently, this error has impacted the accounts receivable balance as at and income taxes for the year ended September 30, 2019. All the relevant notes to the consolidated financial statements have been restated to reflect the adjustments aforementioned. The Audit Committee of the Company’s Board considered these matters with the Company’s management and consulted the Company’s independent auditors, following which the Audit Committee determine to amend and restate the consolidated financial statements for the fiscal period in question. Following the restatements, the Company’s gross margin for the quarterly period ended March 31, 2020 was above 70%, which is fairly consistent with the Company’s gross margins for other periods.

The Company’s management concluded that a deficiency in the Company’s internal controls existed because the Company lacked sufficient dedicated accounting personnel that would have been expected to detect the cut-off errors. In order to remediate the foregoing deficiency in the Company’s internal controls over financial reporting the Company has assigned a dedicated personnel in the Company and hired a financial consultant to work with the book keeper, and intends to engage full-time accounting personnel with accounting experience in evaluating and reviewing of accounting entries and transactions. If we are unable to remedy and maintain adequate internal controls or fail to correct deficiencies in our controls noted by our management or our independent registered public accounting firm, our business and operating results could be adversely affected, we could fail to meet our obligations to report our operating results accurately and completely.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a material adverse effect on the market price of our shares.

Lack of experience of our management team as officers of a publicly-traded company may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent registered public accounting firm certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

Risks Relating to Our Corporate Structure

We will likely not pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our Board of Directors will declare dividends even if we are profitable. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. The PRC M&A Rules and related regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that PRC’s Ministry of Commence (MOFCOM) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand, (iv) or in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the State Council that became effective in January 2021 specify that mergers and acquisitions by foreign investors that fall into the following scope shall be proactively reported to the competent PRC authorities: (i) investment in the arms industry, an ancillary to the arms industry, or any other field related to national defense security and investment in an area surrounding a military installation or an arms industry facility; (ii) investment in important agricultural products, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technology and Internet products and services, important financial services, key technology, or any other important field related to national security, resulting in the foreign investor’s acquisition of actual control of the enterprise invested in.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the abovementioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM and/or other competent authorities or their local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

Risks Related to Our Securities

Our common shares are listed on the NASDAQ Capital Market; if our financial condition deteriorates, we may not meet continued listing standards on the NASDAQ Capital Market.

The NASDAQ Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our shares are delisted from the NASDAQ Capital Market at some later date, our shareholders could find it difficult to sell our shares. In addition, if our common shares are delisted from the NASDAQ Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the NASDAQ Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the NASDAQ Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our shares would decline and that our shareholders would find it difficult to sell their shares.

The market price for our shares may be volatile.

The trading prices of our common shares is volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our common shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our common shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our users, or our industry;

●	regulatory uncertainties with regard to our variable interest entity arrangements;

●	announcements of studies and reports relating to our service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding common shares; and

●	sales or perceived potential sales of additional common shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. While we may determine, on our own accord, to provide the results of our operations on a quarterly basis, and since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extracommon majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

We may not be able to pay any dividends on our common shares in the future due to BVI law.

Under BVI law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our Board of Directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2022. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

We will incur increased costs as a result of being a publicly traded company.

As a company with publicly traded securities, we will incur additional legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules promulgated by the SEC and the national securities exchange on which we list, requires us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations will increase our legal and financial compliance costs.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and, if required, our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our IPO;

●	the date on which we have, during the previous 3-year period, issued more than $1.07 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our IPO. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the trading price of our common shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares.

We do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our common shares and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the market price for our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common shares to decline.

Our principal shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

Our executive officers and directors, together with our existing shareholders, could have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in the ownership of our common shares may cause a material decline in the value of our common shares.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the BVI that is expected to be listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance, except that we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding common shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock.. If we choose to follow any additional home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Elite Education Group International Limited (EEI) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017.

As a wholly-owned subsidiary of EEI, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States.

Miami International Education Center LLC (MIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI. It was renamed as Quest International Education Center LLC (QIE) in 2021.

Highrim Holding International Limited (HHI) was set up in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EEI.

In March 2021, we completed our initial public offering in which we offered and sold an aggregate of 781,343 units, each unit consisting of one common share, one Series A warrant and one Series B warrant, at a public offering price of $8.00 per unit. The Series A warrants permit the holder to purchase one common share at an exercise price of $5.00 and expire after 5 years. The Series B warrants permit the holder to purchase one common share at an exercise price of $10.00 and expire after 5 years, and contain an exchange feature that will permit the holder to exchange the warrant into shares of common shares on a one-for-one basis any time commencing the earlier of 15 days from the warrant issuance date or the time when $10 million of volume is traded in the common shares if the volume weighted average price of common shares on any trading day on or after the date of issuance fails to exceed the exercise price of the Series B warrants.

On November 24, 2021, the Company entered into: (i) a stock purchase agreement with Ameri-Can Education Group Corp. (“Ameri-Can”), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, which were consummated on November 26, 2021, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1.25 million in cash and the issuance of 201,613 shares of Company common stock (the “Purchaser Shares”) to the Sellers; and (ii) $2.5 million in cash to Ameri-Can. Of the remaining 30% of the equity Ameri-Can, 10% is held by one Seller and represents non-voting and non-dilutable equity. Each Seller receiving Purchaser Shares agreed that for a period of six months from the closing date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agreed to enter into a sales plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the closing date, the Company agreed to repurchase any Purchaser Shares not sold at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share.

Ameri-Can’s primary asset is convertible debt with Davis College, Inc., which operates Davis College in Toledo, Ohio, pursuant to which Ameri-Can has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to March 31, 2022.

Our capital expenditure amounted to approximately $618,529 and $288,555 for the years ended September 30, 2021 and 2020, respectively. The capital expenditures were primarily used for purchases of property and equipment.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC.

B.	Business Overview

Overview

Elite Education Group International Limited (EEI) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017 by Jianbo Zhang. As a wholly-owned subsidiary of EEI, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Miami International Education Center LLC (MIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI; it was renamed as Quest International Education Center LLC (QIE) in 2021. Highrim Holding International Limited (HHI) was set up in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EEI.

We have agreements with the Regional Campuses of Miami University of Ohio, one of the oldest public universities in the country, to offer our services to Chinese students interested in studying in the United States. Located in southwestern Ohio and established in 1809, Miami University has 7 colleges, 5 different campuses, and the campus population of approximately 25,000. Known as “public Ivy,” the university offers more than 120 undergraduate, 60 graduate and 13 Ph.D. degrees. Currently, our agreements with the University have extended to the Middletown and Hamilton campuses. As of September 30, 2021, 136 students who had been admitted to the English Language Program at the MU Regional Campuses paid full tuition fees as compared to 134 students for the same period in the previous year, and the conversion rate from application to enrollment was 36.4% as compared to 25.7% during the same period in 2020. Even in such a challenging year due to the significant impact of Covid-19, this was our highest conversion rate since 2015.

As a key part of its strategic growth plan, we acquired a controlling stake in Ameri-Can Education Group Corp. (“Ameri-Can”), which has the rights to the underlying equity of Davis College, a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. We believe that Davis College offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the US, the foundation of our global expansion strategy.

We have entered into an agreement with The Education Group (London) Ltd whereby we agreed to recruit students from China for admission to the University of the West of Scotland. We have also been operating as a recruiting agent for admission to Coventry University for the 2021-2022 academic year.

QHI develops specific education goals and plans for each student enrolled in our program, and provides a safe and structured environment and support services so that students can focus most of their attention on academic studies.

QHI’s mission is to provide our students with a reliable and comprehensive support system to fulfill their dreams of studying abroad. It strives to accomplish that by offering students and parents a one-stop destination for international study needs. QHI maintains an office in the United States and works with a business partner in the PRC. Our US Office is mainly responsible for providing study abroad and post-study services, which include, among others, student dormitory management, academic guidance, international student services, student catering services, student transfer application services, internship and employment guidance. QHI’s business partner in China is Renda Financial Education Technology Co., Ltd. (Renda), which is located in Beijing. Its main business includes development and cooperation of the Chinese study market, language testing, student application, visa service, pre-departure training, pick-up arrangements, or any other accommodation arrangements as may be required.

QHI focuses on all stages of the study abroad process and aims to provide the best services available to ensure that every student successfully completes the university application, and travel and settlement processes. It accomplishes this by offering a one-stop solution for these needs.

The PRC office coordinates the pre-attendance service needs of our customers while our United States office coordinates and provides the actual study abroad and post-study services.

Such pre-attendance services coordinated by our PRC office with no charge include information support and counseling services for students and parents:

●	Language Test Training Counseling – we provide International English Proficiency Test (ITEP) counseling, registration, test placement and test scores for students with no or poor language skills

●	Admission application – our professional personnel reviews and provides feedback on student application materials

●	Visa Counseling - our personnel provide visa counseling and guidance services for the student applicants

●	Pre-departure guidance – we offer logistical and organizational support for the student applicants prior their departure to the educational institutions

●	Accommodation arrangements – we pick-up and drop-off of the students at the point of arrival, etc.

The services after arrival include, among others:

●	Pick-up service with no charge – upon arrival, our US office opens and maintains a 24-hour hotline to coordinate with Miami University for pick-up and ensures that each student arrives at and settles in dormitories safely

●	Welcome service with no charge – we coordinate with Miami University whose staff members offer a two-week orientation

●	Dormitory services - our dormitory administrators are on duty 24 hours per day and 7 days per week (these facilities are not owned, maintained, operated or are part of Miami University). We plan to upgrade, expand and modernize our residential facilities to accommodate what we expect to be an influx of students for our English Language Center program at the regional campuses of Miami University of Ohio (the “MU Regional Campuses”) beginning in the Fall 2022 semester.

●	Catering services – we maintain a Chinese restaurant consisting of Chinese chefs and culinary staff near student dormitories to offer several meals a day to our students

●	Academic guidance – with the help of professionally retained tutors, we offer academic guidance to help students choose and plan their career development

●	Internship services – we arrange for various types of internships and social practice activities throughout the academic calendar to help students with their future employment, educational and social prospects; we believe these services also help to develop their problem solving skills, workplace and emotional intelligence training

●	Shuttle bus services – our staff offer shuttle bus services to cater to students’ needs.

Industry and Market Background

With the development of the PRC international study market, the Chinese government and foreign universities have increasingly directed more attention to the PRC education market, with high school students and their parents being the primary target of such interest and becoming the main force in the international study market. Both students and their parents focus on locating high-quality, low risk ways of studying abroad to realize return on their educational investments. While many of our competitors offer quick preparation schemes, many students continue their language studies in foreign language schools for a few months before going abroad to begin their undergraduate studies. Similarly, many preparatory programs also promise that students will graduate after only three years abroad. These preparatory programs are situated in public universities, mainly in the form of one-year university preparatory courses, 2 + 2 year cooperation projects and 3 + 2 year undergraduate continuing courses. Consistent with industry demands, the study abroad project types have been changing continuously in the past 10 years, from 3 + 2 to 2 + 3, and then to the final year of university preparatory course. After substantial analysis of attendance and participation rates, it became apparent that the scale of one-year preparatory course in the market has been too small which made it difficult to recruit students. In fact, it appears that one-year preparatory courses available in the market have not delivered on cost saving promises; on the contrary, it prolonged the study abroad periods.

QHI signed a training agreement with four universities in China starting the end of 2018, and arranged all the 30-credit courses for freshmen of Miami University to be completed in China. With domestic universities and professors of Miami University being brought together, students can experience being taught by foreign university professors at home and get course credits from Miami University, while attending intensive English courses. The cost of students studying at home is only one-third of the tuition fee of Miami University, so both the time and the cost of studying abroad are in line with the needs of parents and students.

The Miami University of Ohio is an American top 100 university which is very popular with Chinese students. However, many Chinese students do not have the chance to enter the university because of their poor language performance. Starting in 2015, QHI worked with Miami University to establish English Language Center (ELC) on Middletown campus. At the same time, QHI set up nearby dormitory areas and restaurants for ELC students (these facilities are not owned, maintained, operated or are part of Miami University). QHI is the only admission institution on the Miami University Middletown Campus. Since 2013, QHI has accumulated a significant number of market resources and enrollment channels.

Our Strategies

We strive to improve the quality of our project offerings, provide our customers with the most suitable options to pursue their studies abroad, and ultimately to establish an internationally recognized education brand. We have designed our management systems to pursue and secure an enduring competitive advantage in the marketplace for education services by improving our R&D capabilities, securing stable market positioning and channels, and configuring a highly efficient sales system.

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

Overseas markets

●

Miami University (Regional Campuses) Project. As of September 30, 2021, 136 students who had been admitted to the English Language Program at the MU Regional Campuses paid full tuition fees as compared to 134 students for the same period in the previous year, and the conversion rate from application to enrollment was 36.4% as compared to 25.7% during the same period in 2020. Even in such a challenging year due to the significant impact of Covid-19, this was our highest conversion rate since 2015.

Davis College Project. As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can Education Group Corp. (“Ameri-Can”), which has the rights to the underlying equity of Davis College, a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. We believe that Davis College offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the US, the foundation of our global expansion strategy. As we engage in the administration of Davis College and its curriculum, we plan to develop new educational programs at Davis College to provide an optimal academic experience for our students. We believe that this will enable us to substantially heighten our recruitment efforts both domestically and internationally as we offer students a broader set of academic and career-training options that match their life goals. As a key element of our strategic growth plan, we will continue to target educational institutions that meet our acquisition criteria and that offer high potential synergies. We plan to prioritize domestic recruiting with an initial focus on Ohio and Michigan to substantially increase the student body at Davis College which we believe has ample room for growth. We also envision the acquisition as an opportunity to implement innovative education programs that are both broad and flexible in order to provide an enriched experience for our students. We plan to recruit students from China and other Asian countries and deploy the academic model we established at the MU Regional Campuses where we provide English language support for our international students as well as dormitories and on-campus support. We believe that our entry into the career-oriented community college field will help us to recruit international students from China as well as to help us to enter the Southeast Asian markets. The acquisition is consistent with the recent announcement by the Chinese government to emphasize practical, career-training education which includes promoting participation of publicly-listed and industry-leading companies.

●	Canada Project. QHI has begun its exploration of the Canadian markets with the intent to replicate the Miami University (Regional model. QHI will be responsible for recruiting students for the Company’s program, all pre-study abroad and post-study abroad services. A wholly-owned subsidiary company of EEI, Highrim Holding International Limited (HHI), was set up in July 2021 to facilitate relating business.

●	UK University Collaborative Project. Starting in 2021, we also began working with two premier UK universities (University of West of Scotland (UWS) and Coventry University (CU)). UWS has four campuses across the west and southwest of Scotland and one campus in Central London. UWS offers a range of career-focused undergraduate, postgraduate and research degree opportunities across its four academic schools that serve approximately 17,000 students from more than 70 countries. UWS is recognized as a top 600 university worldwide by Times Higher Education (2020 World University Rankings). CU has two principal campuses, one in the center of Coventry, England, where the majority of its operations are located, and one in Central London which focuses on business and management. CU also governs other higher education institutions, CU Coventry, CU Scarborough and CU London. CU has more than 29,000 undergraduate and 6,000 postgraduate students. CU is ranked first in the Midlands (Central England) among modern universities according to The 2021 Guardian University Guide.

●	Developing Market Cooperation in Southeast Asia and other countries and regions: We intend to open additional projects in new markets, including Vietnam, Hong Kong, and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities.

China markets

●	Partnering with High Schools. Presently, we maintain partnerships with more than ten high schools in China, and seek to expand that base. We believe the benefit of such partnerships is in (i) students’ familiarity and comfort with our programs, and (ii) expansion of our brand and influence in the target demographic.

●	Continuous Expansion of the Chinese International Student Service Center. Since 2015, QHI has established cooperative relationships with many Chinese International Student Service Centers. Currently, three universities have listed our program as their main study abroad recommendation.

●	QHI University Cooperation Project. In order to provide higher quality study abroad programs, QHI has established cooperation projects with universities to allow Chinese students to obtain 1-2 years’ worth of college credits at North American colleges and universities. Presently, we maintain relationships with multiple such institutions and are looking to further expand.

●	Domestic Preparatory Training. QHI’s market research has shown that the vast majority of English language programs are in need of improvement. We believe, however, that this is one of the Company’s strengths and intend to open training facilities nationwide to combine English language program with university credit hours, as a cost saving measure for Chinese students who plan to study abroad.

●	Additional Facilities. In response to China’s current policy designed to attract more students to study in China, QHI has planned to recruit students from the Belt and Road countries.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and will continue contributing to our growth and success.

●	Comprehensive Service After Study. We believe that our post-study services are one of the most important reasons why agents and parents choose us. After students arrive in the United States, QHI provides comprehensive services for students, including pick-up services, student dormitory accommodation arrangements, safety guidance for freshmen, academic guidance, guidance for further education, legal aid and medical escort. To our knowledge, no other education group offers similar services.

●	High Success Rate. The average number of students enrolled in our program is 120-130 per year, and the number of students who are transferred or expelled is less than 5 per year. Our track record shows that virtually all students, irrespective of their background or grades, can progress academically. We are so confident in the quality of our services that we offer an investment guarantee with respect to the progress and graduation of our students.

●	High Barrier to Entry: We believe that it is very difficult to replicate our business model due to the inherent challenges related to reaching long-term agreements with universities in North America, especially those ranked as high as, or higher than, Miami University, the dormitories and catering services provided for students (these facilities are not owned, maintained, operated or are part of Miami University), and partnerships in China. We believe that these elements ascertain the Company’s competitive advantages in the marketplace.

Sales and Marketing

We recruit prospective students from various parts of China. Namely, our sales and marketing staff have operations in 4 large regions (North, South, East and West) that cover nearly the entire territory of the country, with North and West of the country being covered by the members of the sales team. During the years since our inception in 2012, the number of annual student applications and enrollments has increased dramatically. Our marketing strength lies in our flexibility since we can cooperate with all types of study abroad service providers and educational institutions, irrespective of their size, because all of them are tasked with providing prospective student referrals. Our marketing channels include:

●	Study Abroad Agencies. Currently, we have established cooperation with the 5 largest study abroad agencies in China. Among them, New Oriental Education, JJL Education and Shinway Education have signed a cooperation agreement of a gradient commission system starting from $4,000 per student with us. Our agreement with EIC Education has a $3,000 per student non-gradient commission system.

●	B2B Study Abroad Companies. We have B2B arrangements with GEA, Puri, and H&B. Since a large portion of our current students come from small organizations and individual agents, we can integrate a comprehensive management system to more effectively manage the large number of agents before shifting entirely to B2B.

●	International High School/Language Programs. In addition to presentations made by US university representatives, we incorporate summer camps, online courses, English placement tests, student leadership development programs, instructor visits and parental visiting groups to enhance prospective student interest.

●	University Foundation Programs. These programs introduce new students to our services; we also administer admissions support, online courses, English Placement test, application and visa support, seminars with lecturers, track records of previous enrollees and parent visiting groups on top of the standard demonstration classes to grow the number of recruits.

Presently, there are seven marketing department members comprising three teams of two, which are responsible for different regions across China, with one person to specifically focus on building partnerships with Chinese vocational colleges. Our sales personnel mainly relies on on-site visits and training models to develop and maintain our customer base. We also believe that strengthening of online training programs in combination of streamlining the network of training models can effectively reduce the cost of travel. We intend to develop a virtual library of new media training resources segmented by various topics to simplify training and consulting time and improve efficiency. We also intend to implement training programs such as seminars on writing business English email, commercial business communications, PPT production, presentation skills and sales consulting skills to increase the sales capacity of all personnel.

Competition

The competition for the North American educational market has intensified in recent years with more participants entering the market. Our competition generally includes:

●	Chinese recruiting offices of the top 100 ranked US universities in US, e.g., American University, University of Arizona and University of Delaware.

●	International education groups such as Shorelight, Study Group, INTO, ELS, ICM Manitoba International College and the like that provide language courses.

●	Foreign universities wishing to establish partnerships with domestic institutions or to recruit from Chinese university level international classes.

We have an official university recruiting office, international education group, study-abroad consultants and a training institution in the US which allows us to serve multitude of functions throughout the supply chain. We believe we offer superior services during and after students’ studies abroad as compared with the services offered by individual study abroad agents. Similarly, we believe that our commission rates and guidance services set us apart from foreign university recruiting offices.

Student Facilities

●	We plan to upgrade, expand and modernize our residential facilities to accommodate what we expect to be an influx of students for our English Language Center program at the MU Regional Campuses beginning in the Fall 2022 semester. To do so, we have divested our existing residential properties adjacent to the Miami University of Ohio Hamilton and Middletown campuses at a sales price of approximately 150% of its initial purchase price and plan to use these proceeds to develop modernized and improved facilities for our students. Students who are currently taking in-person classes in the U.S. are residing in housing owned by the Company on Roosevelt Blvd. in Middletown, Ohio, as well as a rental property which was recently renovated in Hamilton, Ohio. The Company is seeking opportunities to (1) purchase/rent and renovate existing buildings in Hamilton, Ohio, and/or (2) build residential buildings in Hamilton or Middletown, Ohio, to provide close proximity to classes and libraries as well as the full range of campus activities.

●	Restaurant: QHI has opened a full service cafeteria that serves authentic Chinese food, at least twice a day (breakfast and dinner), for students. It can accommodate up to 100 people at a time. The cafeteria area also features a gym and an entertainment area with a wide range of fitness equipment and recreational facilities.

●	Shuttle Buses: We maintain business vehicles to support our operations and provide for student transportation needs.

Properties

Our principal executive office is located 1209 N. University Blvd, Middletown, OH 45042. We own this property. In addition, the Company manages and operates one dining hall is 1209 N. University Blvd, Middletown, OH 45042. We maintain property insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently own are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda which contemplates that we pay a sum of RMB 2.9 million per year for the office rental and Renda’s staffing and paying the employees located at such offices. In September 2019, this agreement was renewed by Renda on behalf of the Company for another 12-month term. Since then, Renda started charging the Company the actual rental expense of RMB1.0 million per year instead of the previous agreed-upon RMB 2.9 million. This annual RMB1.0 million rental fee charged by Renda does not include the other hiring, administrative and paying employee expenditures that previously included in the RMB2.9 package fee. Instead, similar to rental expense, the other services are now charged by Renda based on their actual expenditures incurred on behalf of the Company since October 2019.

C.	Organizational Structure

The following chart illustrates Elite Education’s organizational structure as of September 30, 2021:

D.	Property, plant and equipment

Our principal executive office is located 1209 N. University Blvd, Middletown, OH 45042. We own this property.

In addition, the Company manages and operates 11 apartment buildings/dormitories at 1061-1099 Park Lane, Middletown, OH, 45042, and one dining hall is 1209 N. University Blvd, Middletown, OH 45042. We maintain property insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently own are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda which contemplates that we paid a sum of RMB 2.9 million per year for the office rental and Renda’s staffing and paying the employees located at such offices. In September 2019, this agreement was renewed by Renda on behalf of the Company for another 12-month term. Since then, Renda started charging the Company the actual rental expense of RMB1.0 million per year instead of the previous agreed-upon RMB 2.9 million. This annual RMB1.0 million rental fee charged by Renda does not include the other hiring, administrative and paying employee expenditures that previously included in the RMB2.9 package fee. Instead, similar to rental expense, the other services are now charged by Renda based on their actual expenditures incurred on behalf of the Company since October 2019.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

A.	Operating Results

We were founded in 2012. Our revenue is primarily derived from foreign education program fees paid and student accommodation services.

Our revenue for the year ended September 30, 2021 decreased by 41% as compared to that of the year ended September 30, 2020. These decreases were mainly due to the impacts from Covid 19 travel restrictions. Our operating expenses decreased by 10% compared to fiscal 2020 primarily due to the decrease in our selling expenses as a result of the decrease in our revenue. Hence, our net income for the year ended September 30, 2021 decreased by 207% as compared to that of the year ended September 30, 2020.

Our revenue for the year ended September 30, 2020 increased by 4% as compared to that of the year ended September 30, 2019. These increases were mainly attributable to increases in the number of student enrollments for our English language programs at Miami University due to the expansion of our business and marketing efforts. Therefore, our operating expenses increased by 42% compared to fiscal 2019 to accommodate the expansion of our business and marketing efforts. As a result, our net income for the year ended September 30, 2020 decreased by 51% as compared to that of the year ended September 30, 2019 mainly due to the increase in operating expenses having outweighed the increase in our revenue.

As of September 30, 2021, our cash was US$16.5 million, representing an increase of US$9.1 million from US$7.4 million as of September 30, 2020. The increase is mainly due to completion of our IPO in March 2021.

Results of Operations

Years Ended September 30, 2021, 2020 and 2019

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2021	September 30, 2020	September 30, 2019

Revenues	$5,341,850	$9,063,137	$8,700,332
Costs of services	1,934,237	2,342,276	2,228,307
Gross profit	3,407,613	6,720,861	6,472,025

Operating costs and expenses:
Selling expenses	1,732,758	2,310,188	1,965,102
General and administrative	3,148,256	3,115,120	1,863,290
Total operating costs and expenses	4,881,014	5,425,308	3,828,392

Income from operations	(1,473,401)	1,295,553	2,643,633

Other income	(81,920)	(113,555)	(79,921)

Income before provision for income taxes	(1,391,481)	1,409,108	2,723,554

Income taxes expense	(307,168)	397,553	668,796

Net income	(1,084,313)	1,011,555	2,054,758

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2021	September 30, 2020	September 30, 2019

Revenues	$5,341,850	$9,063,137	$8,700,332
Costs of services	1,934,237	2,342,276	2,228,307
Gross profit	3,407,613	6,720,861	6,472,025
Gross profit margin %	64%	74%	74%

Nearly all our revenue is attributable to our tuition fees and dormitory rental fees that we collected from our students.

Our revenues increased by US$0.4 million or 4% in fiscal 2020 compared to fiscal 2019 due to the timing of the student registered in our ELC program. There were more students (179 students) registered in the 2019 Fall program which was held from September 2019 to May 2020 than the 126 students registered in the 2018 Fall program which was held from September 2018 to May 2019. Of the US0.4 million increase, US$0.3 million was related to our new commission revenue earned from providing student recruitment services for University of North Umbria at Newcastle.

Our revenues decreased by US$3.7 million or 41% in fiscal 2021 compared to fiscal 2020. The decrease was mainly due to the impacts of Covid 19. As a result of the Covid 19 impacts, there were less student (105 students) registered in our 2020 Fall program compared to the 179 students registered in our 2019 Fall program.

Costs of sales (services) mainly related to the program fees that we paid to our partnered university which provides the English learning programs to our students. The program fees are based on semester terms and are generally fixed per student and per semester. Our English learning programs contain five competence levels. Generally, the last level (Level-five) generally has a lower cost of services and therefore has higher gross margin than programs offered for the first four competence level programs.

Our costs of sales in 2020 is fairly consistent with 2019 mainly because our revenue related to ELC program in 2020 did not significantly change compared to 2019.

Our costs of sales in 2021 decreased by US$0.4 million or 17% compared to fiscal 2020, which is in line with the decrease in our revenue in 2021.

Our gross margins for English student enrolments in 2020 and 2019 are fairly consistent. Our gross margin in 2021 decreased to 64% from 74% of 2020 primarily due to our students could not physically attend the English Program courses in the US due to the Covid 19 travel restrictions. Therefore, we had to engage a local university in China and used their facility to continue provide our English Program courses locally. The use of the facility of the local university represented incremental costs for us and therefore reduced our gross margin.

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Selling expenses

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2021	September 30, 2020	September 30, 2019

Selling expenses	$1,732,758	$2,310,188	$1,965,102

The Company’s selling expenses primary relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs. The total selling expenses slightly increased by US$0.3 million in 2020 compared to 2019. The increase is due to increase of our revenue in 2020 as compared to 2019. The total selling expenses decreased by US$0.6 million in 2021 compared to 2020. The decrease is in line with the decrease of our revenue in 2021 as compared to 2020.

General and administrative expense

General and administrative expense consist primarily of the following expenses:

	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020	For the Year Ended September 30, 2019
Bank charges	$7,058	$7,586	$4,854
Depreciation expenses	126,234	87,593	91,814
Insurance	57,057	79,303	50,545
Office expenses	629,771	555,176	211,493
Professional	439,790	185,990	182,609
Rental expenses	396,263	405,195	267,432
Repairs and maintenance	33,883	89,520	117,058
Salary and benefits	1,328,671	1,515,799	776,164
Sundry	35,634	66,813	19,586
Tax and licenses	85,321	111,471	114,980
Vehicle expenses	8,574	10,674	26,755
Total	3,148,256	3,115,120	1,863,290

Our general administrative (“G&A”) expenses are generally fixed and will not significantly vary according to the changes of our revenue. The significant increase of $1.3 million in 2020 compared to 2019 was due to the increase in salaries as a result of the expansion of our business. Therefore, more employees were hired to accommodate the increase. Our general administrative expenses remained relatively stable in 2021 compared to 2020, only slightly increased by US$0.03 million. This was because there were no significant changes in our G&A activities in 2021.

Income Tax

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI and MIE, are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21%.

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2021	September 30, 2020	September 30, 2019

Income tax expenses (recovery)	$(307,168)	$397,553	$668,796

  The Company’s income tax expense decreased by US$0.3 million in 2020 compared to 2019 mainly due to the pretax income tax decreased by $1.3 million. The Company had an operating loss in 2021. The income tax recovery in 2021 is related to the deferred income tax assets recognized for the loss carryforward.

Net income (loss)

As a result of the factors described above, our net income for the year ended September 30, 2020 was US$1.0 million, compared to the net income of US$2.1 million for the year ended September 30, 2019, representing a decrease in net income of US$1.1 million

Net loss for the year ended September 30, 2021 was US$1.1 million, compared to the net income of US$1.0 million for the year ended September 30, 2020, representing a decrease in net income of US$2.1 million.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of September 30, 2021, 2020 and 2019, we had US$16.5 million, US$7.4 million, and US$8.3 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of English learning program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities.

Cash Flow Summary

Years Ended September 30, 2021, 2020 and 2019

	For the year ended September 30, 2021	For the year ended September 30, 2020	For the year ended September 30, 2019
Net cash provided by (used in) operating activities	322,190	(144,043)	4,669,699
Net cash used in investing activities	(514,529)	(288,555)	(203,172)
Net cash provided by (used in) financing activities	9,321,523	(432,035)	(211,854)
Net increase (decrease) in cash	9,129,184	(864,633)	4,254,673
Cash at beginning of period	7,407,990	8,272,623	4,017,950
Cash at end of period	16,537,174	7,407,990	8,272,623

We had a balance of cash and cash equivalents of US$16.5 million as of September 30, 2021, US$7.4 million as of September 30, 2020, and a balance of US$8.3 million as of September 30, 2019. Historically, we mainly derived our cash inflow from operating activities. For the year ended September 30, 2021, we also derived US$9.3M from financing activities in relation to our IPO.

Operating Activities:

September 30, 2020 vs. 2019

Net cash used in operating activities was US$0.1 million for the year ended September 30, 2020, compared to net cash generated from operating activities of US$4.7 million for the year ended September 30, 2019, represented a US$4.8 million decrease in the net cash inflow generated from operating activities. The decrease was primarily due to the following:

1)	We had net income of US$1.0 million for the year ended September 30, 2020. For the year ended September 30, 2019, we had net income of US$2.1 million which led to a US$1.1 million decrease in net cash inflow from operating activities.

2)	Change in prepaid expenses was US$0.4 million cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, changes in prepaid expenses was US$0.4 million cash outflow, which led to a US$0.8 million increase in net cash inflow from operating activities.

3)	Change in long-term prepaid expenses provided US$0.6 million net cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, change in long-term prepaid expenses provided US$0.6 million cash inflow, which led to a US$0.04 million increase in net cash inflow from operating activities.

4)	Change in accounts payable and other liabilities provided US$0.5 million net cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, change in accounts payable and accrued liabilities provided net cash inflow of US$0.8 million, which led to a US$0.3 million decrease in net cash inflow from operating activities.

5)	Change in deferred revenue, used US$3.2 million net cash outflow for the year ended September 30, 2020. For the year ended September 30, 2019, change in deferred revenue provided net cash inflow of US$1.2 million, which led to a US$4.4 million decrease in net cash inflow from operating activities.

6)	Change in current and deferred income taxes in total used US$0.7 million net cash outflow for the year ended September 30, 2020. For the year ended September 30, 2019, the change was a net cash inflow of US$0.4 million, which led to a US$1.1 million decrease in net cash inflow from operating activities.

7)	Change in student deposits provided US$1.0 million net cash inflow for the year ended September 30, 2020. For the year ended September 30, 2019, there was no cash inflow and outflow, which led to a US$1.0 million increase in net cash inflow from operating activities.

September 30, 2021 vs. 2020

Net cash generated from operating activities was US$0.3 million for the year ended September 30, 2021, compared to net cash used in operating activities of US$0.1 million for the year ended September 30, 2020, represented a US$0.4 million increase in the net cash inflow generated from operating activities. The increase in net cash generated from operating activities was primarily due to the following:

1)	We had net loss of US$1.1 million for the year ended September 30, 2021. For the year ended September 30, 2020, we had net income of US$1.0 million which led to a US$2.1 million decrease in net cash inflow from operating activities.

2)	Change in prepaid expenses was US$0.1 million cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in prepaid expenses was a US$0.5 million cash inflow, which led to a US$0.4 million decrease in net cash inflow from operating activities.

3)	Change in long-term prepaid expenses provided US$0.2 million net cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in long-term prepaid expenses provided US$0.6 million cash inflow, which led to a US$0.4 million decrease in net cash inflow from operating activities.

4)	Change in accounts payable and accrued liabilities provided US$1.1 million net cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in accounts payable and accrued liabilities provided net cash inflow of US$0.5 million, which led to a US$0.6 million increase in net cash inflow from operating activities.

5)	Change in deferred revenue, provided US$1.0 million net cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in deferred revenue used net cashflow of US$3.2 million, which led to a US$4.2 million increase in net cash inflow from operating activities.

6)	Change in current and deferred income taxes in total used US$0.8 million net cash outflow for the year ended September 30, 2021. For the year ended September 30, 2020, the change was a net cash outflow of US$0.7 million, which led to a US$0.1 million increase in net cash outflow from operating activities.

7)	Change in student deposits used US$0.3 million net cash outflow for the year ended September 30, 2021. For the year ended September 30, 2020, the change was a net cash inflow of US$1.0 million, which led to a US$1.3 million decrease in net cash inflow from operating activities.

Investing Activities:

September 30, 2021, 2020 and 2019

Net cash used in investing activities was US$0.2 million for the year ended September 30, 2019. It was solely attributable to the cash used for purchase of property and equipment during the year.

Net cash used in investing activities was US$0.3 million for the year ended September 30, 2020. It was solely attributable to the cash used for purchase of property and equipment during the year.

Net cash used in investing activities was US$0.5 million for the year ended September 30, 2021. It was primarily attributable to the net result of: 1) US$0.6 million used for purchase of property and equipment; and 2) collection of US$0.1 million for a note receivable.

Financing Activities:

September 30, 2021 2020 and 2019

For the year ended September 30, 2019, the Company had net cash used in financing activities of US$0.2 million, which was attributable to: i) $0.1 million advanced from a related party; and ii) $0.3 million used in IPO activities.

For the year ended September 30, 2020, the Company had net cash used in financing activities of US$0.4 million, which was attributable to cash used in IPO activities.

For the year ended September 30, 2021, the Company had net cash provided by financing activities of US$9.3 million, which was solely attributable to net cash proceeds from the IPO completed in March 2021.

Commitments

Other than a residential apartment building lease with a lease term of 5 years that the Company entered into during 2019 as below, the Company did not have significant commitments, long-term obligations, or guarantees as of September 30, 2021 and 2020.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2022	$269,248
2023	274,633
2024	256,355
Total future minimum lease payments	$800,236
Less: imputed interest	(78,942)
Total operating lease liability	$721,294
Less: operating lease liability - current	259,297
Total operating lease liability – non current	$461,997

C. Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the years ended September 30, 2021, 2020 and 2019.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Estimates

We prepared our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Please refer to Note 2 of consolidated financial statements included in this 20-F annual report for the accounting policies critical to an understanding of our consolidated financial statements as their application places the most significant demands on the judgment of our management.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position

Jianbo Zhang	57	Chairman, Chief Executive Officer
Zhenyu Wu	42	Chief Financial Officer, Director
Yunxia Xu	40	Chief Operating Officer and Chief Marketing Officer
Jing Li	40	Chief Development Officer
Bo Yu	47	Chief Programs Officer
Craig Wilson (1)(4)	50	Independent director
G. Michael Pratt (2)	71	Independent director
M. Kelly Cowan (3)	60	Independent director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

Zhang Jianbo is the founding Chairman and Chief Executive Officer of the Company. From October 2012 to December 2017, he served as Chief Executive Officer of Quest Holding International. From December 2017 to present, he has held the offices of the Company’s CEO. Mr. Zhang holds an undergraduate degree in Finance from Renmin University of China (1987), where he also completed a Ph.D. Diploma Course in Finance, School of Finance (2013). He also completed an EMBA course at Singapore Tiandu Education Group (2003) and an MBA course at Coventry University, UK (1999), and holds a Master Diploma Course in Finance, School of Finance, Renmin University (1993). Zhang Jianbo holds a pivotal role in the Company’s founding and long-term vision.

Zhenyu Wu is the Company’s Chief Financial Officer and a Board member. From 2017 to present, Mr. Wu has been an Associate Dean Research and Graduate Research Programs and a Professor of Entrepreneurship and Finance, Asper School of Business, University of Manitoba. He was the Head, Department of Business Administration, at the same School of Business from 2015 to 2017. From 2011 to 2017, he was an Associate Professor at the I.H. School of Business, University of Manitoba, and he holds the position of Canada Research Chair (Tier II) in Entrepreneurship and Innovation starting 2012. Mr. Wu holds a Ph.D. in Finance (2007), an MBA degree in Finance (2012), and a Master’s Arts degree in Economics (2001), all from the University of Calgary, Calgary, Alberta, Canada. He also holds a B.A. degree in Economics from Nankai University, Tianjin, China (1999). Mr. Wu’s knowledge of the Company’s operations as well as his financial and accounting expertise are critical to the Company’s success.

Yunxia Xu is the Company’s Chief Operating Officer and Chief Marketing Officer. Since December 2017, she held the position of General Manager at Elite Education Group Ltd. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the US offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008-2009) and Tsinghua University (2013-2015). Yunxia Xu’s knowledge of education industry makes her a valuable addition to the Company’s management.

Jing Li is the Company’s Chief Development Officer. From March 2013 to present, she has held the offices of Managing Director at QHI, responsible for marketing and partnership development, and team management. She holds a Bachelor’s degree in Polymer Materials from Institute of Clothing Technology, Beijing, China (2000-2004) and a Master’s degree in Polymers and Surface Coatings Science and Technology from University of Leeds, UK (2005-2007). Jing Li’s experience in marketing, partnership development, and management offers an important contribution to the Company’s management team.

Bo Yu is the Company’s Chief Programs Officer. Prior to joining EEI in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate – TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate – LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001. Bo Yu’s educational experience and experience offer a significant contribution to the Company’s efforts.

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan. From 2018 to present, he has held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan, and from 2008 to present – of an Associate Professor of Finance at the same School of Business. Mr. Wilson holds a PhD in Finance (University of Alberta 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 2004) as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

G. Michael Pratt is an independent director of the Company. From July 2010 to June 2016, Mr. Pratt served as Dean of Regional Campuses and Associate Provost at Miami University of Ohio. Prior to that, from 2013 to 2016, he was Associate Provost, Dean of Regional Campuses, Professor of Anthropology (2010-2013). He holds a Ph.D. in Anthropology, Case Western Reserve University, Cleveland, Ohio (1981), a Master’s degree in Anthropology, Case Western Reserve University (1975) and an undergraduate degree in Anthropology, Miami University, Oxford, Ohio (1973). Mr. Pratt’s academic background and long-standing connections to our key partner, Miami University, represent an important contribution to the Board’s skillset.

M. Kelly Cowan is an independent director of the Company. From October 2015 to September 2016, Ms. Cowan held the position of Director of Middletown Campus at Cincinnati State Technical and Community College. Prior to that, from 1993 to 2014, she was a professor and Dean at Miami University Middletown Campus. Ms. Cowan’s academic background and long-standing connections to the Ohio university community represent an important contribution to the Board’s skillset.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

There are no family relationships among our directors or officers.

The business address of each party described above is c/o Elite Education Group International Limited 1209 N. University Blvd, Middletown, OH 45042.

B.	Compensation

Director and Officer Compensation

In October 2021, the Company’ Board of Directors, upon recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan, pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan (the “Stock Plan”), on the date of the Company’s annual meeting of stockholders; and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000. In addition, to the creation of the foregoing plan, for the Company’ Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) Ms. Majorie Cowan and Mr. Gary Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022.

For the year ended September 30, 2021, the Company’s directors received a total of $24,000 cash compensation. The total cash compensation paid by us or our significant subsidiaries during the year ended September 30, 2021 to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the year ended September 30, 2021, but not including any amounts paid to such persons for their services as directors) was $210,000. No stock compensation was offered to directors or executive officers prior to the year end September 30, 2021.

Retirement Benefits

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Officer Compensation; Employment Agreements

Employment Agreement with Jianbo Zhang

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. The agreement provides for an annual base salary of USD$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Zhang will be eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. Mr. Zhang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Zhang was also issued an option to purchase 50,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments in the period between October 1, 2021 and October 1, 2023, as well as an additional option to purchase 150,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Zhenyu Wu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. The agreement provides for an annual base salary of USD$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. Mr. Wu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Wu was also issued an option to purchase 40,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021 and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Yunxia Xu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of USD$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to USD$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021 and April 1, 2023, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Jing Li

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of USD$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to USD$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Bo Yu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of USD$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to USD$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr.Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

C.	Board Practices

The term of each director is until their resignation or removal.

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Mr. Wilson serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Mr. Pratt serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Craig Wilson, Michael Pratt and Kelly Cowan, with Ms. Cowan serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

Director Independence

Our board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Craig Wilson, Michael Pratt and Kelly Cowan are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

D.	Employees

As of September 30, 2021, we had 39 employees, of which 11 were located in United States and 28 were located in China.

There is no labor union for our employees. We believe our relations with our employees are good.

E.	Share Ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following tables set forth certain information with respect to the beneficial ownership of our common shares for:

●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of December 23, 2021 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 10,915,313 common shares outstanding as of December 23, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is to the Company c/o 1209 N. University Blvd, Middletown, OH 45042.

	Amount of Beneficial Ownership (1)
Name of Beneficial Owner	Common shares	Percentage
Jianbo Zhang, CEO (3)(4)	6,717,416	61.54%
Zhenyu Wu, CFO (5)	446,900	4.09%
Yunxia Xu, COO & CMO (6)	143,000	1.31%
Jing Li, CDO (7)	46,500	*
Bo Yu, CPO (7)	50,000	*
Craig Wilson (2)	2,196	*
Michael Pratt (2)	1,830	*
Kelly Cowan (2)	1,830	*
All directors and executive officers as a group (8 persons)	2,249,972	20.61%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited (3)	5,159,700	47.27%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	Independent director.

(3)	A BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)	Does not include a restricted stock grant of up to 100,000 shares of the Company to be made pursuant to the terms of the 2019 Equity Incentive Plan (the “Plan”), vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

(5)	Does not include a restricted stock grant of up to 50,000 shares of the Company to be made pursuant to the terms of the Plan, vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

(6)	Does not include a restricted stock grant of up to 30,000 shares of the Company to be made pursuant to the terms of the Plan vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

(7)	Does not include a restricted stock grant of up to 10,000 shares of the Company to be made pursuant to the terms of the Plan, vesting in four equal installments on the first calendar day of each full fiscal quarters following the grant date.

As of December 23, 2021, there were 28 holders of record entered in our share register, of which 6 holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

B.	Related Party Transactions

The following is a description of transactions since inception to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO
Beijing Renda Finance and Education Technology Co., Ltd (“Renda”)	A company controlled by the founder and ultimate controlling shareholder, CEO from March 23, 2009 to April 26, 2018
Jinan Wanze Education Information Consulting Co., Ltd. (“Jinan Wanze”)	A company controlled by the founder and ultimate controlling shareholder, CEO from May 10, 2011 to July 26, 2018

Due to related party balance

The related party balances of $140,000 as of September 30, 2021 and 2020 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our audited consolidated financial statements.

Legal Proceedings

From time to time in the ordinary course of our business, we may be involved in legal proceedings, the outcomes of which may not be determinable. The results of litigation are inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. We are not able to estimate an aggregate amount or range of reasonably possible losses for those legal matters for which losses are not probable and estimable, primarily for the following reasons: (i) many of the relevant legal proceedings are in preliminary stages, and until such proceedings develop further, there is often uncertainty regarding the relevant facts and circumstances at issue and potential liability; and (ii) many of these proceedings involve matters of which the outcomes are inherently difficult to predict. We have insurance policies covering potential losses where such coverage is cost effective.

Dividend Policy

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating companies may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common shares are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares have been listed on the Nasdaq Capital Market since March 24, 2021, under the symbol “EEIQ.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares have been listed on the Nasdaq Capital Market since March 24, 2021, under the symbol “EEIQ.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement on Form F-1 initially filed with the SEC on December 15, 2020 (File No.: 333-251342), which section is incorporated herein by reference.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange controls

Under British Virgin Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E.	Taxation

British Virgin Islands Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts; broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our common shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Warrants

A U.S. Holder of warrants will not be subject to United States federal income taxation with respect to the receipt of warrants. Instead, such a U.S. Holder will allocate its purchase price for our common shares between the common shares and the Warrants received in proportion to the relative fair market values of these securities on the date the Equity Securities are purchased. This allocation will establish a U.S. Holder’s initial tax bases in our common shares and the Warrants.

The exercise of a warrant to purchase common shares generally will not constitute a taxable event. Accordingly, a U.S. Holder generally will not recognize gain or loss upon the exercise of the Warrant. Rather, a U.S. Holder will recognize taxable gain or loss if and when such U.S. Holder disposes of the common shares received pursuant to the exercise of the Warrant in a taxable transaction. A U.S. Holder’s aggregate tax basis in the common shares received pursuant to the exercise of the warrant will be equal to the amount paid upon the exercise of the Warrant plus the U.S. Holder’s basis in the Warrant. The holding period of the common shares received pursuant to the exercise of the Warrant would begin on the day that the Warrant is exercised.

Subject to the discussion under “—Passive Foreign Investment Company” below, for United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss upon the sale or other disposition of the Warrants in an amount equal to the difference between the amount realized for the Warrants and the U.S. Holder’s tax basis in the Warrants. Such gain or loss will generally be treated as capital gain or loss. Capital gains of non-corporate holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Gain or loss recognized by a U.S. Holder on a sale of Warrants generally will be treated as United States source gain or loss for United States foreign tax credit purposes.

If a Warrant is allowed to lapse unexercised, a U.S. Holder will recognize a capital loss equal to such U.S. Holder’s basis in the Warrant. Such loss will be long-term if the Warrant has been held for more than one year. The deductibility of capital losses is subject to limitations under the Code.

The exercise price of the Warrants will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to such holder. Adjustments to the exercise price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the Warrants, however, will generally not be considered to result in a deemed distribution to holders. If any price adjustment to the exercise price of the Warrants does not qualify as being pursuant to a bona fide reasonable adjustment formula, a holder of a Warrant will be deemed to have received a distribution even though such holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. U.S. Holders should consult their own tax advisors regarding the possible application of Section 305(c) of the Code.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this report. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the common shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced tax rates applicable to long term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until after the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raised in our IPO. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive on the common shares and any gain you realize from a sale or other disposition (including a pledge) of the Equity Securities, unless, in the case of the common shares, you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as common income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Equity Securities cannot be treated as capital, even if you hold the common shares as capital assets.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as common income. Common loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the NASDAQ Capital Market. Pursuant to a special rule that applies to a company that initiates a public offering of a class of stock during the fourth quarter of the calendar year, our common shares will be treated as “regularly traded” in 2020 if the common shares are traded on a qualified exchange or other market, other than in de minimis quantities, on the greater of 1/6 of the days remaining in the quarter in which the offering occurs, or 5 days. If the common shares are regularly traded on the NASDAQ Capital Market and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC. The mark-to-market election is currently not available with respect to the Warrants.

Alternatively, a U.S. Holder of stock (but not warrants) in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the Equity Securities and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The common shares are expected to constitute foreign financial assets subject to these requirements unless the common shares are held in an account at certain financial institutions. U.S Holders should consult their tax advisers regarding the application of these reporting requirements.

Transfer Reporting Requirements

A U.S Holder that transfers cash in exchange for equity of a newly created non-U.S. corporation may be required to file Form 926 or a similar form with the IRS if the transferred cash, when aggregated with all transfers made by such U.S. Holder (or any related person) within the preceding 12 month period, exceeds $100,000. United States Holders should consult their tax advisers regarding the applicability of this requirement to their acquisition of common shares and Warrants.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

We previously filed with the SEC a registration statement on Form F-1 (Registration No. 333-251342), as amended, to register our common shares in relation to our initial public offering.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and all of its subsidiaries.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of September 30, 2021 and 2020, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US.

The Company does not have trades receivable related to students as they are required to prepay service fees. Accounts receivable at September 30, 2021 primarily consist of receivable of $82,500 in relation to student recruitment services that the Company performed for third parties and interest receivable of $70,000 related to a note receivable.

The remaining $180,000 note receivable balance as at September 30, 2021 is related to a third party borrower. Although the Company is directly affected by the financial conditions of the borrower, the Company does not believe significant credit risk exist since the borrower is also the Company’s student recruitment agent who charges the Company recruitment commission fees for its services. The Company can delay or withhold its payments of recruitment commission fees to the recruitment agent borrower to mitigate the credit risk. Subsequent to September 30, 2021, the Company has collected $180,000 of the note receivable from the borrower.

Therefore, there was no significant concentration risk for the Company as at September 30, 2021 and 2020.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-251342), which was declared effective March 24 2021, for our IPO in which we offered and sold an aggregate of 781,343 units, each unit consisting of one common share, one Series A warrant and one Series B warrant, at a public offering price of $8.00 per unit. The Series A warrants permit the holder to purchase one common share at an exercise price of $5.00 and expire after 5 years. The Series B warrants permit the holder to purchase one common share at an exercise price of $10.00 and expire after 5 years, and contain an exchange feature that will permit the holder to exchange the warrant into shares of common shares on a one-for-one basis any time commencing the earlier of 15 days from the warrant issuance date or the time when $10 million of volume is traded in the common shares if the volume weighted average price of common shares on any trading day on or after the date of issuance fails to exceed the exercise price of the Series B warrants.

The net proceeds raised from the IPO were $8.7 million after deducting underwriting commissions and the offering expenses payable by us. ViewTrade Securities, LLC was the underwriter of our IPO.

We incurred approximately $1.9 million in expenses in connection with our IPO, which included approximately $0.5 million in underwriting commissions for the IPO and approximately $1.4 million in other costs and expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of September 30, 2021, we have not used all amounts of the net proceeds from our IPO. The Company started working on expanding into new markets, including both the U.S. and Canadian markets, through acquisitions after the IPO. On November 24, 2021, the Company closed a transaction with Ameri-Can Education Group Corp. in Ohio, US, in order to expand our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. In July 2021, the Company also set up a wholly-owned subsidiary in Canada in order to enter the Canadian markets. The remaining net proceeds from our IPO are being used in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-251342).

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2021. Based on that evaluation, our management has concluded that, as of September 30, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we lack sufficient dedicated accounting personnel to detect cut-off errors as described below.

Following our review of certain financial presentation and disclosures for the fiscal years ended September 30, 2018 and 2019, respectively, we discovered certain cut-off errors in relation to our prepayment balances, costs of services and revenues. The errors have impacted fiscal years ended September 30, 2018 and 2019, respectively, and six-month periods ended March 31, 2020 and 2019, respectively. These errors in prepayment balances have consequently impacted the opening retained earnings for the year ended September 30, 2018 and the costs of services and income taxes for the two fiscal years ended September 30, 2018 and 2019 respectively. In addition, a cut-off error was noted in relation to our revenue for the year ended September 30, 2019. Consequently, this error has impacted the accounts receivable balance as at and income taxes for the year ended September 30, 2019. Our Audit Committee considered these matters with our management and consulted our independent auditors, following which the Audit Committee determine to amend and restate the consolidated financial statements for the fiscal period in question.

In order to remediate the foregoing deficiency in our internal control over financial reporting we have assigned dedicated personnel and hired a financial consultant to work with the book keeper, and intend to engage full-time accounting personnel with accounting experience in evaluating and reviewing of accounting entries and transactions.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Mr. Craig Wilson is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.eei-global.net. The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by ZH CPA LLC for the periods indicated:

	September 30, 2020	September 30, 2021

Audit Fees	180,000	160,000
Audit Related Fees	20,000	30,000
Tax Fees	-	-
All Other Fees	-	30,000
Total Fees	200,000	220,000

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE

While the Company may be deemed a “controlled company” under the NASDAQ Marketplace Rules (specifically, as defined in Rule 5615(c)), the Company does not intend to avail itself of the corporate governance exemptions afforded to a controlled company under the NASDAQ Marketplace Rules.

As a British Virgin Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding common shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for issuance of securities in connection with acquisitions.

Except for the foregoing, there are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Memorandum and Articles of Association. (incorporated by reference to exhibit 3.1 to the Form F-1 file number: 333-251342)
1.2	Amendment to the Memorandum and Articles of Association. (incorporated by reference to exhibit 3.2 to the Form F-1 file number: 333-251342)
2.1	Specimen Share Certificate. (incorporated by reference to exhibit 4.1 to the Form F-1 file number: 333-251342)
2.2	Form of Series A Warrant. (incorporated by reference to exhibit 4.2 to the Form F-1 file number: 333-251342)
2.3	Form of Series B Warrant. (incorporated by reference to exhibit 4.3 to the Form F-1 file number: 333-251342)
2.4	Form of Warrant Agency Agreement. (incorporated by reference to exhibit 4.4 to the Form F-1 file number: 333-251342)
4.1	Form independent director agreement (incorporated by reference to exhibit 10.1 to the Form F-1 file number: 333-251342)
4.2	Renda Agreement (incorporated by reference to exhibit 10.7 to the Form F-1 file number: 333-251342)
4.3	Indemnification Escrow Agreement (incorporated by reference to exhibit 10.8 to the Form F-1 file number: 333-251342)
4.4	2019 Equity Incentive Plan (incorporated by reference to exhibit 10.10 to the Form F-1 file number: 333-251342)
4.5	Employment Agreement between Elite Education Group International Limited and Jianbo Zhang, dated November 1, 2021. (incorporated by reference to exhibit 99.1 to the Form 6-K filed November 5, 2021)
4.6	Employment Agreement between Elite Education Group International Limited and Zhenyu Wu, dated November 1, 2021. (incorporated by reference to exhibit 99.2 to the Form 6-K filed November 5, 2021)
4.7	Employment Agreement between Elite Education Group International Limited and Yunxia Xu, dated November 1, 2021. (incorporated by reference to exhibit 99.3 to the Form 6-K filed November 5, 2021)
4.8	Employment Agreement between Elite Education Group International Limited and Jing Li, dated November 1, 2021. (incorporated by reference to exhibit 99.4 to the Form 6-K filed November 5, 2021)
4.9	Employment Agreement between Elite Education Group International Limited and Bo Yu, dated November 1, 2021. (incorporated by reference to exhibit 99.5 to the Form 6-K filed November 5, 2021)
4.10	Non-Employee Director Compensation Plan. (incorporated by reference to exhibit 99.6 to the Form 6-K filed November 5, 2021)
4.11	Stock Purchase Agreement with Ameri-Can Education Group Corp, and the holders of shares of capital stock of Ameri-Can, dated November 24, 2021. (incorporated by reference to exhibit 99.1 to the Form 6-K filed December 1, 2021)
4.12 *	Agreement Miami University and Renda Finance and Education Technology Company
8.1	List of Subsidiaries of the Registrant. (incorporated by reference to exhibit 21.1 to the Form F-1 file number: 333-251342)
11.1	Code of Conduct and Ethics. (incorporated by reference to exhibit 14.1 to the Form F-1 file number: 333-251342)
12.1 *	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2 *	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1 *	Certification by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1 *	Consent of ZH CPA, LLC
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ELITE EDUCATION GROUP INTERNATIONAL LIMITED

December 30, 2021	By:	/s/ Zhang Jianbo
		Name:	Zhang Jianbo
		Title:	Chief Executive Officer (Principal Executive Officer)

ELITE EDUCATION GROUP INTERNATIONAL LIMITED

December 30, 2021	By:	/s/ Zhenyu Wu
		Name:	Zhenyu Wu
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Zhang Jianbo	Chairman, Chief Executive Officer	December 30, 2021
	Zhang Jianbo	(Principal Executive Officer)

By:	/s/ Zhenyu Wu	Chief Financial Officer and Director	December 30, 2021
	Zhenyu Wu	(Principal Financial and Accounting Officer)

By:	/s/ Craig Wilson	Independent Director	December 30, 2021
Craig Wilson

By:	/s/ G. Michael Pratt	Independent Director	December 30, 2021
G. Michael Pratt

By:	/s/ M. Kelly Cowan	Independent Director	December 30, 2021
M. Kelly Cowan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Elite Education Group International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Elite Education Group International Limited and its subsidiaries (collectively the “Company”) as of September 30, 2021 and 2020 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2018 Denver, Colorado December 30, 2021 elite educatIon international co., ltd

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021 and 2020

(US$, except share data and per share data, or otherwise noted)

	September 30, 2021	September 30, 2020
	US$	US$
Assets
Current Assets
Cash and cash equivalents	16,537,174	7,407,990
Accounts receivables	154,537	149,361
Prepaid expenses	1,560,847	1,632,647
Deferred IPO costs	-	783,889
Notes receivable	180,000	-
Income tax receivable	1,149,506	668,639
Total current assets	19,582,064	10,642,526
Non-current assets
Property and equipment, net	3,479,922	3,120,564
Long term prepaid expenses	-	159,382
Deferred income tax assets	321,057	-
Note receivable	-	280,000
Right-of-use assets	626,596	-
Total assets	24,009,639	14,202,472

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	2,960,915	1,976,668
Student deposits	681,818	994,940
Due to related party	140,000	140,000
Lease liabilities – current	259,297	-
Deferred revenue	4,569,664	3,608,237
Total current liabilities	8,611,694	6,719,845
Non-current liabilities
Lease liabilities – non current	461,997	-
Total liabilities	9,073,691	6,719,845

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 10,412,843 and 7,938,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively	16,528	12,600
Additional paid-in capital	11,464,979	2,731,273
Subscription receivable	(200,000)	-
Retained earnings	3,654,441	4,738,754
Total shareholders’ equity	14,935,948	7,482,627

Total liabilities and shareholders’ equity	24,009,639	14,202,472

elite educatIon international co., ltd

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(US$, except share data and per share data, or otherwise noted)

	September 30, 2021	September 30, 2020	September 30, 2019
	US$	US$	US$

Revenues	5,341,850	9,063,137	8,700,332
Costs of services	1,934,237	2,342,276	2,228,307

Gross profit	3,407,613	6,720,861	6,472,025

Operating costs and expenses:
Selling expenses	1,732,758	2,310,188	1,965,102
General and administrative	3,148,256	3,115,120	1,863,290
Total operating costs and expenses	4,881,014	5,425,308	3,828,392

Income (loss) from operations	(1,473,401)	1,295,553	2,643,633

Other (income) expenses:
Other income	(71,640)	(55,000)	-
Interest income	(9,537)	(35,293)	(79,921)
Foreign exchange gain	(743)	(23,262)	-
Total other (income) expenses	(81,920)	(113,555)	(79,921)

Income (loss) before provision for income taxes	(1,391,481)	1,409,108	2,723,554

Current income tax expense	13,889	397,553	572,082
Deferred income tax expense (recovery)	(321,057)	-	96,714
Income taxes expense	(307,168)	397,553	668,796
	-	-
Net income	(1,084,313)	1,011,555	2,054,758

Comprehensive income (loss)	(1,084,313)	1,011,555	2,054,758

Basic & diluted net income (loss) per share	$(0.12)	$0.13	0.26

Weighted average number of ordinary shares-basic and diluted	9,160,447	7,938,000	7,938,000

elite educatIon international co., ltd

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Retained earnings	Total equity
Balance as of September 30, 2018	7,938,000	12,600	2,731,273	-	1,672,441	4,416,314
Net income					2,054,758	2,054,758
Balance as of September 30, 2019	7,938,000	12,600	2,731,273	-	3,727,199	6,471,072
Net income					1,011,555	1,011,555
Balance as of September 30, 2020	7,938,000	12,600	2,731,273	-	4,738,754	7,482,627
Net income					(1,084,313)	(1,084,313)
Share issues – transaction costs	2,474,843	3,928	8,733,706	(200,000)	-	8,537,634
Balance as of September 30, 2021	10,412,843	16,528	11,464,979	(200,000)	3,654,441	14,935,948

The accompanying notes form an integral part of these consolidated financial statements.

elite educatIon international co., ltd

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2021, 2020 AND 2019

(US$, except share data and per share data, or otherwise noted)

	September 30,	September 30,	September 30,
	2021	2020	2019
	US$	US$	US$
Cash Flows from Operating Activities:
Net income	(1,084,313)	1,011,555	2,054,758
Adjustments for items not affecting cash:
Depreciation and amortization	126,234	87,593	91,814
Non-cash lease expenses	94,698	-	-
Deferred income tax expense	(321,057)	-	96,714
Gain from disposal of fixed assets	(4,000)	-	-
Changes in operating assets and liabilities
Accounts receivable	(5,176)	89,521	(207,602)
Prepaid expenses	71,800	428,592	(384,997)
Long-term prepaid expenses	159,382	584,356	547,487
Accounts payable & accrued liabilities	1,117,184	545,606	849,228
Deferred revenue	961,426	(3,221,807)	1,210,943
Income tax receivable	(480,866)	(664,399)	-
Student deposits	(313,122)	994,940	411,354
Net cash provided from (used in) operating activities	322,190	(144,043)	4,669,699

Cash Flows from Investing Activities:
Purchase of property and equipment	(618,529)	(288,555)	(203,172)
Notes receivable	100,000	-
Proceeds from sale of fixed assets	4,000	-	-
Net cash used in investing activities	(514,529)	(288,555)	(203,172)

Cash Flows from Financing Activities:
Amount advanced from related parties	-	-	140,000
Deferred costs related to initial public offering	-	(432,035)	(351,854)
Share issuances, net of issuance costs	9,321,523	-	-
Net cash provided from (used in) financing activities	9,321,523	(432,035)	(211,854)

Net increase/(decrease) in cash, cash equivalents and restricted cash	9,129,184	(864,633)	4,254,673
Cash and cash equivalents, beginning of period	7,407,990	8,272,623	4,017,950
Cash and cash equivalents, end of period	16,537,174	7,407,990	8,272,623
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	-	-	-
Income taxes paid	490,250	1,053,360	160,728

elite educatIon international co., ltd

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

The Company was incorporated in the British Virgin Island (“BVI”) on December 13, 2017. The Company principally engages in the business of foreign language educations. The Company’s revenue is primarily derived from foreign education programs and student accommodation services.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Elite Education International Co., Ltd (the “Company”)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Miami International Education Center LLC (“MIE”)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

There were no significant accounting estimates reflected in the Company’s consolidated financial statements.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and all of its subsidiaries.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of September 30, 2021 and 2020, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US.

The Company does not have trades receivable related to students as they are required to prepay service fees. Accounts receivable at September 30, 2021 primarily consist of receivable of $82,500 in relation to student recruitment services that the Company performed for third parties and interest receivable of $70,000 related to a note receivable.

The remaining $180,000 note receivable balance as at September 30, 2021 is related to a third party borrower. Although the Company is directly affected by the financial conditions of the borrower, the Company does not believe significant credit risk exist since the borrower is also the Company’s student recruitment agent who charges the Company recruitment commission fees for its services. The Company can delay or withhold its payments of recruitment commission fees to the recruitment agent borrower to mitigate the credit risk. Subsequent to September 30, 2021, the Company has collected $180,000 of the note receivable from the borrower.

Therefore, there was no significant concentration risk for the Company as at September 30, 2021 and 2020.

 Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Revenue recognition

The Company adopted ASC 606 for its fiscal year beginning on October 1, 2020 using the modified retrospective approach. There were no material unfinished contracts with customers on the adoption date of ASC 606.

Prior to the adoption of ASC 606, under ASC 605, the basic criteria necessary for revenue recognition were:

(i)	Persuasive evidence of an arrangement exists,

(ii)	Delivery has occurred or services have been rendered

(iii)	The selling price is fixed or determinable, and

(iv)	Collectability is reasonably assured.

ASC 606 provides for a five-step model for recognizing revenue from contracts with customers. These five steps include:

(i)	Identify the contract

(ii)	Identify performance obligations

(iii)	Determine transaction price

(iv)	Allocate transaction price

(v)	Recognize revenue

Under ASC 606, revenue is recognized when the customer obtains control of a good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company’s revenue streams contain two primary performance obligations, which are the: i) English education programs; and ii) the accommodation services. The transfer of control of the Company’s English education programs occurs over time upon the delivery of the services to the students based on the terms of the semester. Similar, the transfer of the accommodation services occurs over time as the students receive the benefits of the accommodation services based on the terms of the semester. Therefore, revenues for English education programs and accommodation services are both recognized over time as the students simultaneously receive the services and consume the benefits provided by the Company’s performance of the services.

Funds received from student prior to provision of our education and accommodation services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term.

Costs of services

Costs of services are primarily comprised of the tuition fees paid to our partnered education institution, Miami University (“MU”), for the provision of our English language programs and fees paid to a third-party university located in China for using its facility to hold our MU English language programs online due to Covid-19 travel restrictions. These fees are recognized into costs of services when such fees are incurred based on semester terms in direct relation to MU’s conducting of the English language education services for us.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, notes receivables, accounts payable and accrued liabilities and taxes payable. The carrying amounts of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities and due to related party approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2021 and 2020.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rate of these assets are generally as follows:

Category	Depreciation years	Estimated residual value
Buildings	33 to 39	$Nil
Machinery & equipment	3	$Nil
Vehicles	5	$Nil
Furniture and fixtures	7	$Nil
Software	5	$Nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Leases

The Company adopted ASC 842 – Leases for its fiscal year beginning on October 1, 2020. There was only one office lease subject to ASC 842 upon the adoption of the new standard. Since the office lease is classified as operating lease under ASC 842 and was also previously classified as operating lease under the legacy ASC 840, the adoption of the ASC 842 did not result in material adjustments to this office lease compared to ASC 840.

The Company determines if an arrangement is a lease at inception. The Company may have lease agreements with lease and non-lease components, which are generally accounted for separately. Leases are classified as either operating leases or finance leases pursuant to ASC 842.

i)	Operating leases

Operating leases are recognized as right-of-use assets (“ROU”) in non-current assets and lease liabilities in non-current liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses.

ii)	Finance leases

Finance lease ROU assets are included in property, plant and equipment, trade and other payables, and other non-current liabilities in the consolidated balance sheets.

Finance lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Finance lease ROU assets are generally amortized over the lease term and are included in depreciation expense. The interest on the finance lease liabilities is included in interest expense.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

There were no impairment losses for the years ended September 30, 2021 and 2020.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operation and comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to shareholders by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Defined contribution plans

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Recently issued accounting standards

Effective October 1, 2020, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which clarifies the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The adoption of the new standard did not have material adjustment to the Company’s consolidated financial statements.

Effective October 1, 2020, the Company adopted ASU 2016-02, Leases (Topic 842). The Company adopted the new standard utilizing the “optional transition method”, which permits the Company to apply the new lease standard at the adoption date. As the optional transition method is being utilized, the Company’s reporting for the comparative periods presented in the financial statements in which it adopts Topic 842 will continue to be reported pursuant to Topic 840.

On adoption, the Company elected to utilize the package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company also elected not to recognize the lease assets and liabilities for leases with an initial term of 12 months or less and will recognize those lease payments on a straight-line basis over the lease term.

On adoption of the new standard the Company recognized ROU assets of $799,760 with a corresponding increase in operating lease liability. There was no impact on retained earnings or cash flows.

Effective October 1, 2020, the Company adopted ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The adoption of the new standard did not have material adjustment to the Company’s consolidated financial statements.

Effective October 1, 2020, the Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The ASU provides guidance on eight specific cash flow issues:

i.	Debt Prepayment or Debt Extinguishment Costs;

ii.	Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing;

iii.	Contingent Consideration Payments Made after a Business Combination;

iv.	Proceeds from the Settlement of Insurance Claims;

v.	Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies;

vi.	Distributions Received from Equity Method Investees;

vii.	Beneficial Interests in Securitization Transactions; and

viii.	Separately Identifiable Cash Flows and Application of the Predominance Principle

The adoption of the Company ASU 2016-15 did not have material adjustments to the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for scope exception, and it simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

 3. Prepaid Expenses

Prepaid expenses consist of the following:

	September 30, 2021	September 30, 2020
	US$	US$
Prepaid recruitment fees	159,883	762,367
Prepaid tuition fees to Miami University	550,613	534,791
Prepaid fees to Renda for Beijing office expenses	558,356	-
Prepaid fees to Dongbei University of Finance and Economics	181,829	220,621
Prepaid insurance	39,448	44,150
Other prepaid expenses	70,718	70,718
Total	1,560,847	1,632,647

Prepaid recruitment fees represent the prepaid student recruitment fees to agents who help the Company promote and recruit students to enroll in the English education programs offered by the Company. The prepaid expenses are deferred as they represent payments for future services to be rendered by our service agents and future economic benefits to the Company are anticipated.

Prepaid tuition fees represent the tuition fees that the Company prepaid to Miami University for services have yet to be provided by Miami University. The prepaid tuition fees will be recognized into costs of services when such fees are incurred based on semester terms in direct relation to Miami University’s conducting of the English language education services for us.

Prepaid fees to Renda for Beijing office expenses represent the fees that the Company prepaid to Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) for services have yet to be provided by Renda. The prepaid tuition fees will be recognized into costs of services when such fees are incurred based on the actual costs incurred by Renda on behalf of the Company’s Beijing office.

Prepaid fees Dongbei University of Finance and Economics (“DUFE”) represent fees that the Company paid to DUFE, a university in China, for using DUFE’s facilities, including student dormitories, to host remote online English education programs and provide accommodation to students during their studies. Due to the impacts from the Covid-19 pandemic, a majority of the Company’s students were unable to travel to US to physically attend the in-class programs. Therefore, the Company entered into an agreement with DUFE to use DUFE’s facilities to continue its English education programs in China using online conferences with the Miami University.

4. Deferred costs

Deferred costs as of September 30, 2020 represented the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs primary include specific legal costs, accounting costs and professional consulting costs. These costs were charged against the gross proceeds of the IPO during the year ended September 30, 2021 upon the Company’s completion of its IPO on March 30, 2021.

5. Long Term Prepaid Expenses

Long term prepaid expenses represent the long-term portion of the prepaid student recruitment fees to agents for their long-term recruitment services.

6. Property and Equipment, net

Property and equipment, net consist of the following:

	September 30, 2021	September 30, 2020
	US$	US$
Land	1,007,273	1,007,273
Buildings	2,131,945	2,113,415
Machinery & equipment	84,542	84,542
Vehicles	127,997	156,175
Furniture and fixtures	71,301	71,301
Software	698,000	230,938
Total	4,121,058	3,663,644
Less: Accumulated depreciation	$(641,136)	$(543,080)
Property and equipment, net	3,479,922	3,120,564

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$126,234 and US$87,593 for the year ended September 30, 2021 and 2020, respectively.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	September 30, 2021	September 30, 2020
	US$	US$
Accounts payable	148,761	51,774
Rent payables	-	-
Student refundable deposits	2,096,073	1,151,473
Accrued commission expenses	233,528	152,821
Salary payables	-	225,910
Other payables	482,553	394,690
Total	2,960,915	1,976,668

8. Student Deposits

Student deposits represented application deposits and dormitory fees prepaid by students during the years ended September 30, 2021 and 2020. These student deposits historically were not refundable under normal circumstances. Due to the impacts of the Covid-19 pandemic, the Company has adjusted the policy to provide refunds to prospective students who decide to withdraw their applications and to admitted students who decide to take online courses at home.

9. Income Taxes

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI and MIE, are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2021 (2020: 21%).

The Company’s provision for income taxes consists of the following:

	September 30, 2021	September 30, 2020	September 30, 2019
	US$	US$	US$
Current	13,889	397,553	572,082
Deferred	(321,057)	-	96,714
Total income tax (recovery)	(307,168)	397,553	668,796

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the BVI statutory income tax rates to the Company’s pre-tax income as follows:

	September 30, 2021	September 30, 2020	September 30, 2019
	US$	US$	US$
Income before income tax expenses	1,391,481	1,409,108	2,723,554
BVI statutory income tax rate	-%	-%	-%
Income tax calculated at statutory rate	-	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	13,889	397,553	668,796
Utilization of loss carryforward	-	-	(96,714)
Change in deferred income tax assets due to US reform	-	-	-
Change in deferred income tax assets due to use of loss carryforward	(321,057)	-	96,714
Income tax expense/Effective tax rate	(307,168)	397,553	668,796

Income tax receivable balance as of September 30, 2021 represents amount the Company expects to receive due to the Company overpayment of its income taxes for the current year and overpayments of income taxes for its previous fiscal years as well as a result of the Company’s change of its tax fiscal yearend from December 31 to match its accounting fiscal yearend of September 30.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

As of September 30, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

10. Ordinary Shares

The Company’s ordinary share’s par value is US$0.001 and is authorized to issue 50,000,000 shares and 12,600,000 shares had been issued and outstanding as of September 30, 2020.

On October 27, 2020, the Company executed a 1-for-0.63 reverse stock split. As a result of the stock split, the number of authorized shares to be issued becomes 31,500,000 and the issued and outstanding shares becomes 7,938,000 shares as of September 30, 2020.

During the year ended September 30, 2021, the Company issued 2,474,843 common shares in relation to its IPO and warrant exercises (“Equity Transactions”). The net proceeds from the Equity Transactions were US$8,737,634. Of the amount, $200,000 is held in the escrow trust account of the Company’s transfer agent for the purposes of clearing out any potential unsettled IPO costs. The $200,000 will be held in the escrow trust account for a period of 18 months from the IPO completion date. This amount was recognized as subscription receivable as of September 30, 2021.

11. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	September 30, 2021	September 30, 2020	September 30, 2019
	US$	US$	US$

Numerator:
Net Income (loss) attributable to ordinary shareholders—basic and diluted	(1,084,313)	1,011,555	2,054,758

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	9,160,447	7,938,000	7,938,000

Earning (loss) per share attributable to ordinary shareholders—basic and diluted	(0.12)	0.13	0.26

12. Commitments and Contingencies

Other than a residential apartment building lease with a lease term of 5 years that the Company entered into during 2019 as below, the Company did not have significant commitments, long-term obligations, or guarantees as of September 30, 2021 and 2020.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2022	$269,248
2023	274,633
2024	256,355
Total future minimum lease payments	$800,236
Less: imputed interest	(78,942)
Total operating lease liability	$721,294
Less: operating lease liability - current	259,297
Total operating lease liability – non current	$461,997

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of September 30, 2021, the Company is not a party to any material legal or administrative proceedings.

13. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO
Beijing Renda Finance and Education Technology Co., Ltd (“Renda”)	A company controlled by the founder and ultimate controlling shareholder, CEO from March 23, 3009 to April 26, 2018
Jinan Wanze Education Information Consulting Co., Ltd. (“Jinan Wanze”)	A company controlled by the founder and ultimate controlling shareholder, CEO from May 10, 2011 to July 26, 2018

Due to related party balance

The related party balances of $140,000 as of September 30, 2021 and 2020 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The due to related party balance is unsecured, non-interest bearing and due on demand.

14. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2021, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except as follow:

●	On October 13, 2021, the Company’s subsidiary, MIE, changed its name to Quest International Education Center LLC.

●	On November 1, 2021, the Company awarded a total of 300,857 shares to its directors, officers, and other employees.

●	On November 17, 2021, the Company disposed of one of its buildings located in Middletown Ohio to an arm’s length party for gross proceeds of $2,000,000.

●	On November 24, 2021, Elite Education Group International Limited (the “Company”) entered into: (i) a stock purchase agreement with Ameri-Can Education Group Corp. (“Ameri-Can”), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, which were consummated on November 26, 2021, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1.25 million in cash and the issuance of 201,613 shares of Company common stock (the “Purchaser Shares”) to the Sellers; and (ii) $2.5 million in cash to Ameri-Can. Of the remaining 30% of the equity Ameri-Can, 10% is held by one Seller and represents non-voting and non-dilutable equity. Each Seller receiving Purchaser Shares agreed that for a period of six months from the closing date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agreed to enter into a sales plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the closing date, the Company agreed to repurchase any Purchaser Shares not sold at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. Ameri-Can’s primary asset is convertible debt with Davis College, Inc., which operates Davis College in Toledo, Ohio, pursuant to which Ameri-Can has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to March 31, 2022.