Form 20-F
period 2022-09-30
EpicQuest Education Group International Ltd
filed 2023-01-19
CIK 1781397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2022.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________to ____________

Commission file number 001-40280

EpicQuest Education Group International Limited

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

1209 N. University Blvd., Middletown OH, 45042

Telephone: +1(513)649-8350

(Address of principal executive offices)

Jianbo Zhang, CEO

1209 N. University Blvd., Middletown OH, 45042

Telephone: +1(513)649-8350

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares, $0.0016 par value per share	EEIQ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

On December 31, 2022, the issuer had 11,439,206 shares outstanding.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐             No ☒

i

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” “EpicQuest Education,” and “Company” refers to EpicQuest Education Group International Limited, a British Virgin Islands (“BVI”) company, and its subsidiaries, including Quest Holdings International LLC, an Ohio limited liability company; Quest International Education Center LLC, an Ohio limited liability company; Ameri-Can Education Group Corp., an Ohio corporation; Student Up Center LLC, an Ohio limited liability company, Richmond Institute of Language Inc., a Canadian company, and Highrim Holding International Limited, a Canadian company.

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2022, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.1135 to $1.00.

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

ii

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

We have generated revenues of $6,330,428 and $5,341,850, and had net (loss) of $(6,265,055) and $(1,084,313) for the fiscal years ended September 30, 2022 and 2021, respectively. We expect that our operating expenses will continue to increase as we expand our business. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Any significant failure to realize anticipated revenue growth from our new and existing lines of business and/or manage operating expenses in line with revenue forecasts, could result in continued operating losses. As such, we cannot assure you that we will maintain profitability.

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

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, suspension of in-person attendance of academic programs, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company’s Beijing office was temporarily shut down and employees worked remotely. In March 2020, the Company gradually resumed its operations. It is presently unknown whether and to what precise extent the Company’s operations may be affected if the pandemic persists for an extended period of time. The Company may incur significant delays, reductions in revenue and increases in expenses relating to such events outside of its control. In addition, the outbreak precludes the Company personnel from visiting its potential customers, which may adversely affect the Company’s ability to generate new sales. The Company expects that the impact of the COVIS-19 outbreak on the United States and world economies will have a material adverse effect on the demand for international travel and obtaining education in the US. During the early stages of the outbreak, we determined to move all our marketing activities into a virtual or online format. Since January, we held more than 70 online promotional and training sessions, including business training with partners, school life broadcast activities, etc. We increased the number and variety of online activities including online guidance classes and online service training sessions, so as to maintain potential student interest and student enrollment rates. However, due to the COVID-19 pandemic, most of the programs at Miami University have been delayed or postponed, As of September 30, 2022, 80 students who had been admitted to the English Language Program at the MU Regional Campuses paid full tuition fees as compared to 136 students for the same period in the previous year, but a total of 89 students, including those admitted in 2022 and some from the previous year, arrived in Ohio, US at the beginning of the Fall 2022 term. . The COVID-19 outbreak appears to be under control or nearly so in China. Wuhan city, the epicenter of the outbreak, has been reopened. As have the Chinese markets and economy. Chinese high schools resumed classes and activities in mid-April. Once the school functions are fully or close to fully restored, we expect to attract new students to enroll in the studies abroad programs. We expect that the Beijing office will maintain some online promotion activities and will host in-person marketing activities. Parents’ and students’ interest in such travel and education abroad may be adversely affected by these events. Any and all of the foregoing could have a material adverse impact on the Company’s business, operating results and financial condition. We currently believe that our financial resources will be adequate to sustain the Company’s operations through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

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

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, or expose us to government interference, all of which could materially and adversely affect our business and the value of our securities.

We may need to adjust our business operations in the future to comply with PRC laws regulating our industry and our business operations. However, such efforts may not be completed in a liability-free manner or at all. We cannot guarantee that we will not be subject to PRC regulatory inspection and/or review relating to cybersecurity, especially when there remains significant uncertainty as to the scope and manner of the regulatory enforcement. If we become subject to regulatory inspection and/or review by PRC authorities, or are required by them to take any specific actions, it could cause disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to fines or other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

The Chinese government may intervene or influence the operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in the operations and/or the value of the securities we are registering for sale. Additionally, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Substantially all of our revenue is currently derived in China and, historically, a portion of our operations have been conducted in China through QHI. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company to conduct the business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of the securities we are registering for sale. Implementation of any industry-wide regulations directly targeting our business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors in our company face potential uncertainty from the actions taken by the PRC government.

Moreover, the significant oversight of the PRC government could also be reflected from the uncertainties arising from the legal system in China. The laws and regulations of the PRC can change quickly without sufficient notice in advance, which makes it difficult for us to predict which kind of laws and regulations will come into force in the future and how it will influence our company and operations. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The PRC government has significant influence over companies with operations in China by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, change relevant industry landscape or otherwise cause significant changes to our business operations in China, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or be worthless.

Our customers have historically been located within China. The PRC government has significant influence over operations in China by any company by allocating resources, providing preferential treatment to particular industries or companies, or imposing industry-wide policies on certain industries. The PRC government may also amend or enforce existing rules and regulation, or adopt ones, which could materially increase our compliance cost, change the relevant industry landscape, or cause significant changes to our business operations in China. In addition, the PRC regulatory system is based in part on government policies and internal guidance, some of which are not published on a timely basis, or at all, and some of which may even have a retroactive effect. We may not be aware of all non-compliance incidents at all times, and we may face regulatory investigation, fines and other penalties as a consequence. As a result of the changes in the industrial policies of the PRC government, including the amendment to and/or enforcement of the related laws and regulations, companies with operations in China, including us, and the industries in which we operate, face significant compliance and operational risks and uncertainties. For example, on July 24, 2021, Chinese state media, including Xinhua News Agency and China Central Television, announced a broad set of reforms targeting private education companies providing after-school tutoring services and prohibiting foreign investments in institutions providing such after-school tutoring services. As a result, the market value of certain U.S. listed companies with China-based operations in the affected sectors declined substantially. As of the date of this Report, we are not aware of any similar regulations that may be adopted to significantly curtail our business operations in China. However, if such other adverse regulations or policies are adopted in China, our operations in China will be materially and adversely affected, which may significantly disrupt our operations and adversely affect our business.

We may be subject to anti-monopoly concerns as a result of our doing business in China.

Article 3 of Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”) prohibits “monopolistic practices,” which include: a) the conclusion of monopoly agreements between operators; b) the abuse of dominant market position by operators; and c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Also, according to Article 19 of the Anti-Monopoly Law, the operator(s) will be assumed to have a dominant market position if it has following situation: a) an operator has 50% or higher market share in a relevant market; b) two operators have 66% or higher market share in a relevant market; or c) three operators have 75% or higher market share in a relevant market. We do not believe we have engaged in any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of regulatory actions which may require us to meet new requirements on the issues mentioned above.

Rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operation.

Our customers have historically been located in the PRC and therefore we are subject to the laws and regulations of the PRC. The PRC legal system is based on the written statutes and involves a unified, multilevel legislative system. The National People’s Congress (the “NPC”) and its Standing Committee exercise the state power to make laws. The NPC enacts and amends basic laws pertaining to criminal offences, civil affairs, state organs and other matters. The Standing Committee enacts and amends all laws except for basic laws that should be enacted by the NPC. When the NPC is not in session, its Standing Committee may partially supplement and revise laws enacted by the NPC, provided that the changes do not contravene the laws’ basic principles. Generally, the PRC laws will go through specific legislative procedures before being promulgated. The legislative authority may propose a bill and then the bill shall be deliberated three times before being voted. However, administrative regulations are formulated by the State Council which reports them to the NPC. The administration regulations are often promulgated with little advance notice, which results in a lack of predictability, and substantial uncertainty. Moreover, the uncertainties may fundamentally impact the development of one or more specific industries and in extreme cases result in the termination of certain businesses. For example, the Opinions on Further Easing the Burden of Excessive Homework and After-School Tutoring for Students Undergoing Compulsory Education, known as “double reduction” education policy, was promulgated by General Office of the CPC Central Committee and General Office of the State Council on July 24, 2021. The “double reduction” education policy comes into effective immediately and has posed a significant impact on the education and training industries, as well as those China-based companies listed in the United States. The resulting unpredictable could materially and adversely affects the market value and the operation of the businesses affected.

Furthermore, the PRC administrative authorities and courts have the power to interpret and implement or enforce statutory rules and contractual terms at their reasonable discretion which makes the business environment much more complicated and unpredictable. It is difficult to predict the outcome of the administrative and court proceedings. The uncertainties may affect our assessments of the relevance of legal requirements, and our business decisions. Such uncertainties may result in substantial operating expenses and costs. Should there be any investigations, arbitrations or litigation with respect to our alleged non-compliance with statutory rules and contractual terms, the management team could be distracted from our primary business considerations, and therefore such a circumstance could materially and adversely affect our business and results of operations. We cannot predict future developments relating to the laws, regulations and rules in the PRC. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our failure to obtain such permits, authorizations and approvals may materially and adversely affect our business, financial condition and the results of operations.

Neither we, nor our subsidiaries, have received any permits, authorizations and approvals from any governmental agency, as we do not believe our operations require any such permissions or approvals. There can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. The foregoing statements are based on our management’s belief and we have determined not to seek an opinion of local counsel to verify our management’s belief. We made this decision based on the types of activities we conduct in China, which do not believe raises any issues under Chinese law. Notwithstanding the foregoing, we, our subsidiaries, and investors in our securities would be materially harmed if (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, or our subsidiaries, by the PRC government to transfer cash.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. If, in the future, we maintain cash in the PRC, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy any foreign currency denominated obligations, if any. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As a result of the above, to the extent cash in the business is in the PRC or a PRC entity, such funds or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, or our subsidiaries, by the competent government to the transfer of cash.

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

As of December 31, 2022, Messrs. Zhang and Wu hold approximately 60.64% and 5.81% of our outstanding shares, respectively. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by such individual or their affiliates will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

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

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

If we are unable to maintain adequate internal controls or fail to correct deficiencies in our controls noted by our management or our independent registered public accounting firm, our business and operating results could be adversely affected, we could fail to meet our obligations to report our operating results accurately and completely.

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

We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely.

Our independent registered public accounting firm that issues the audit report included in this Report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our independent registered public accounting firm is currently subject to PCAOB inspections on a regular basis. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, or HFCAA.

The lack of PCAOB inspections of audit work in foreign countries prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, investors would be deprived of the benefits of PCAOB inspections. To tackle this problem, the HFCAA, was enacted on December 18, 2020. In essence, the HFCAA requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, and decreases the number of “non-inspection years” from three years to two years, and thus reduces the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA. On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021 to implement the submission and disclosure requirements in the HFCAA. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that PCAOB is unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marked an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data.

Our independent registered public accounting firm is based in the United States and not subject to such determinations announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB announced that it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and was effectively reversing its previous determination report to the contrary.

If, notwithstanding the foregoing, it is determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, the trading in our shares would be prohibited, and as a result, Nasdaq may determine to delist our shares. Delisting of our shares would force holders of our shares to sell their shares. The market price of our shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant business in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2023. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our IPO;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

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

EpicQuest Education Group International Limited (EpicQuest), formerly named Elite Education Group International Limited, is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017. The name change was effective on August 31, 2022.

As a wholly-owned subsidiary of EpicQuest, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States.

Quest International Education Center LLC (QIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of EpicQuest.

Highrim Holding International Limited (HHI) was set up in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EpicQuest. It acquired 80% of the ownership of Richmond Institute of Languages (d.b.a. EduGlobal College) located in Vancouver, British Columbia, Canada in January 2022. As a wholly owned subsidiary of HHI, StudyUp Center LLC (SUPC) was set up on April 27, 2022 in Ohio to coordinate and administer university and college student support services, provide academic guidance and advice for international students, and assist them in selecting and applying to educational institutions and completing the application process.

Ameri-Can Education Group Corp., an Ohio corporation, is 70% owned by EpicQuest, which ownership was acquired in December 2021.

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

On November 24, 2021, the Company entered into: (i) a stock purchase agreement with Ameri-Can Education Group Corp. (“Ameri-Can”), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, which were consummated on November 26, 2021, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1.25 million in cash and the issuance of 201,613 common shares of the Company (the “Purchaser Shares”) to the Sellers; and (ii) $2.5 million in cash to Ameri-Can. Of the remaining 30% of the equity Ameri-Can, 10% is held by one Seller and represents non-voting and non-dilutable equity. Each Seller receiving Purchaser Shares agreed that for a period of six months from the closing date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agreed to enter into a sales plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the closing date, the Company agreed to repurchase any Purchaser Shares not sold at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. A share-repurchase agreement was signed on November 24, 2022 so that such shares would be bought back by EpicQuest at a price of $6.20.

Ameri-Can’s primary asset is convertible debt with Davis College, Inc., which operates Davis College in Toledo, Ohio, pursuant to which Ameri-Can had the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. Effective on December 1, 2022, the change of control was completed and the convertible debt was converted to 100% ownership of Davis College Inc. held by Ameri-Can.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (“EduGlobal”) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College, pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from Global. The initial purchase price for EduGlobal College was C$1.0 million (US$0.8 million), and the Company assumed up to C$200,000 (US$160,000) in certain liabilities of the college. In addition, the Company agreed to invest an additional C$3.0 million (US$2.4 million) over a two-year period in EduGlobal College to be used for the enhancement of its educational programs, increased student enrollment and general campus improvements. Further, on the three-year anniversary of the agreements, if EduGlobal College has not achieved certain financial and student enrollment metrics, the Company has the right to sell its 80% equity position back to Global for C$1.0 million (US$0.8 million) plus the sum of its investments in the college, up to an additional C$3.0 million (US$2.4 million).

Our capital expenditure amounted to approximately $51,410 and $618,529 for the years ended September 30, 2022 and 2021, respectively. The capital expenditures were primarily used for purchases of property and equipment.

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

Overview

EpicQuest Education Group International Limited (EpicQuest) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017. As a wholly-owned subsidiary of EpicQuest, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Quest International Education Center LLC (QIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI. Highrim Holding International Limited (HHI) was set up in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EpicQuest. StudyUp Center LLC (SUC) was set up in April 2022 in Ohio, and it is a wholly-owned subsidiary of HHI.

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries. Investors in our securities will be purchasing securities in EpicQuest Education Group International Limited, a British Virgin Islands, and not in any of our subsidiaries. We do not utilize any variable interest entities.

We have agreements with the Regional Campuses of Miami University of Ohio, one of the oldest public universities in the country, to offer our services to Chinese students interested in studying in the United States. Located in southwestern Ohio and established in 1809, Miami University has 7 colleges, 5 different campuses, and the campus population of approximately 25,000. Known as “public Ivy,” the university offers more than 120 undergraduate, 60 graduate and 13 Ph.D. degrees. Currently, our agreements with the University have extended to the Middletown and Hamilton campuses. After two years of online courses, a total of 89 students came to Ohio, U.S. for in-person classes at the Miami University Regional Campuses. This was the first time this program welcomed international students from China since March 2020.

As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can Education Group Corp. (“Ameri-Can”), which, as of December 2022, owns Davis College, a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. We believe that Davis College offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the US, the foundation of our global expansion strategy. Davis College has arrangements with 7 international universities to offer students a variety of pathways toward completing their Bachelor’s degrees. In recent months, Davis College has established non-binding Memorandums of Understanding with several global institutions. Among these institutions are the International College of Business and Technology (ICBT Campus) of Sri Lanka, Isabela State University of the Philippines, PSB Academy of Singapore, and Anhui Business College of China.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (“EduGlobal”) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College, pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from Global. This acquisition provided us with an opportunity to further develop EduGlobal’s innovative educational programs of English proficiency training and academic programming that was student-centric and were among the highest in academic quality. EduGlobal previously signed an Academic Articulation Agreement (the “Agreement”) with Algoma University (“Algoma”). The Agreement establishes a seamless pathway for EduGlobal students who have successfully completed its International Undergraduate Pathways Program (iUPP) and the English for Academic Purposes (EAP) Program to complete baccalaureate degrees and graduate certificates at Algoma’s campuses in Brampton and Sault Ste. Marie. The Agreement is an important element of the Company’s strategic plan; EpicQuest is intent upon exploring additional opportunities to expand into the Canadian education market.

We entered into an agreement with The Education Group (London) Ltd whereby we agreed to recruit students from China for admission to the University of the West of Scotland. We have also been operating as a recruiting agent for admission to Coventry University for the 2021-2022 academic year.

QHI develops specific education goals and plans for each student enrolled in our program, and provides a safe and structured environment and support services so that students can focus most of their attention on academic studies.

QHI’s mission is to provide our students with a reliable and comprehensive support system to fulfill their dreams of studying abroad. It strives to accomplish that by offering students and parents a one-stop destination for international study needs. QHI maintains an office in the United States and works with a business partner in the PRC. Our U.S. office is mainly responsible for providing study abroad and post-study services, which include, among others, student dormitory management, academic guidance, international student services, student catering services, student transfer application services, internship and employment guidance. QHI’s business partner in China is Renda Financial Education Technology Co., Ltd. (Renda), which is located in Beijing. Its main business includes development and cooperation of the Chinese study market, language testing, student application, visa service, pre-departure training, pick-up arrangements, or any other accommodation arrangements as may be required.

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

Such pre-attendance services coordinated by our PRC office with no charge include information support and counseling services for students and parents. In addition, we provide the following services:

●	Language Test Training Counseling – we provide International English Proficiency Test (ITEP) counseling, registration, test placement and test scores for students with no or poor language skills

●	Admission application – our professional personnel reviews and provides feedback on student application materials

●	Visa Counseling - our personnel provide visa counseling and guidance services for the student applicants

●	Pre-departure guidance – we offer logistical and organizational support for the student applicants prior to their departure to the educational institutions

●	Accommodation arrangements – we pick-up and drop-off the students at the point of arrival.

The services after arrival include, among others:

●	Pick-up service with no charge – upon arrival, our U.S. office opens and maintains a 24-hour hotline to coordinate with Miami University for pick-up and ensures that each student arrives at and settles in dormitories safely

●	Welcome service with no charge – we coordinate with Miami University whose staff members offer a two-week orientation

●	Dormitory services - our dormitory administrators are on duty 24 hours per day and 7 days per week (these facilities are not owned, maintained, operated or are part of Miami University).

●	Catering services – we maintain a Chinese restaurant consisting of Chinese chefs and culinary staff near student dormitories to offer several meals a day to our students

●	Academic guidance – with the help of professionally retained tutors, we offer academic guidance to help students choose and plan their career development

●	Internship services – we arrange for various types of internships and social practice activities throughout the academic calendar to help students with their future employment, educational and social prospects; we believe these services also help to develop their problem solving skills, workplace and emotional intelligence training

●	Shuttle bus services – our staff offer shuttle bus services to cater to students’ needs.

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

QHI signed a training agreement with universities in China starting at the end of 2018, and arranged all the 30-credit courses for freshmen of Miami University to be completed in China. With domestic universities and professors of Miami University being brought together, students can experience being taught by foreign university professors at home and get course credits from Miami University, while attending intensive English courses. The cost of students studying at home is only one-third of the tuition fee of Miami University, so both the time and the cost of studying abroad are in line with the needs of parents and students.

The Miami University of Ohio is an American top 100 university which is very popular with Chinese students. However, many Chinese students do not have the chance to enter the university because of their poor language performance. Starting in 2015, QHI worked with Miami University to establish an English Language Center (ELC) on the Middletown campus. At the same time, QHI set up nearby dormitory areas and restaurants for ELC students (these facilities are not owned, maintained, operated or are part of Miami University). QHI is the only admission institution for students from China on the Miami University Middletown and Hamilton Campus. Since 2013, QHI has accumulated a significant number of market resources and enrollment channels.

Our Strategies

We strive to improve the quality of our project offerings, provide our customers with the most suitable options to pursue their studies abroad, and ultimately to establish an internationally recognized education brand. We have designed our management systems to pursue and secure an enduring competitive advantage in the marketplace for education services by securing stable market positioning and channels, and configuring a highly efficient sales system.

More importantly, a vital component of EpicQuest’s strategic growth plan is to become increasingly involved with international collaborations in order to leverage their distinct academic programming and unique culture of learning. The Company is intent upon offering enhanced globalized learning to its students as well as pathway programs to achieve advanced university degrees. A vital component of the Company’s growth plan is to build cross-border relationships and to make strategic acquisitions around the globe to establish EpicQuest as a truly international service provider of higher learning. In November 2022, the Company expanded its international growth strategy with its signing of a non-binding Memorandum of Understanding (“MOU”) with ICBT Campus of Sri Lanka (“ICBT”). The MOU articulates specific partnership programs and collaboration activities between Davis College and EduGlobal College, the Company’s two colleges in which it has controlling interests, and ICBT. With this MOU, EpicQuest is continuing to implement our strategic growth plan to enter international educational markets. We intend to develop numerous collaborative programs with renowned higher education institutions where we can achieve meaningful opportunities to enhance our students’ educational experience. In the meantime, we are also looking into the potential of establishing an operating hub in Sri Lanka to facilitate our expansion into the Southeast Asia market to leverage our educational programming and unique culture of learning to include Viet Nam, Thailand, Malaysia and India.

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

Overseas markets

●

Miami University (Regional Campuses) Project. As of September 30, 2022, a total of 80 students who had been admitted to the English Language Program at the MU Regional Campuses paid full tuition fees as compared to 136 students for the same period in the previous year. This reflected the significant impacts of in the recent extremely challenging years. However, the good news is that a total of 89 students, including those admitted in 2022 and those from the previous year, came to Ohio physically to take in-person classes at the Miami University Regionals, and given that China has announced to relax travel restrictions, we believe the number of students admitted to our program at the Miami University Regionals may increase back to levels similar to previous years.

Davis College Project. As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can, which, as of December 2022, owns Davis College, a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. We believe that Davis College offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the U.S., the foundation of our global expansion strategy. As we engage in the administration of Davis College and its curriculum, we plan to develop new educational programs at Davis College to provide an optimal academic experience for our students. We believe that this will enable us to substantially heighten our recruitment efforts both domestically and internationally as we offer students a broader set of academic and career-training options that match their life goals. As a key element of our strategic growth plan, we will continue to target educational institutions that meet our acquisition criteria and that offer high potential synergies. We plan to prioritize domestic recruiting with an initial focus on Ohio and Michigan to substantially increase the student body at Davis College which we believe has ample room for growth. We also envision the acquisition as an opportunity to implement innovative education programs that are both broad and flexible in order to provide an enriched experience for our students. We plan to recruit students from China and other Asian countries and deploy the academic model we established at the MU Regional Campuses where we provide English language support for our international students as well as dormitories and on-campus support. We believe that our entry into the career-oriented community college field will help us to recruit international students from China as well as to help us to enter the Southeast Asian markets. The acquisition is consistent with the recent announcement by the Chinese government to emphasize practical, career-training education which includes promoting participation of publicly-listed and industry-leading companies.

●	Canada Project. QHI has begun its exploration of the Canadian markets with the intent to replicate the Miami University (Regional model). On January 15, 2022, HHI entered into agreements with Canada EduGlobal Holdings Inc. (“EduGlobal”) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College, pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from Global in order to achieve geographical diversification.

●	UK University Collaborative Project. Starting in 2021, we also began working with two premier UK universities (University of the West of Scotland (UWS) and Coventry University (CU)). UWS has four campuses across the west and southwest of Scotland and one campus in Central London. UWS offers a range of career-focused undergraduate, postgraduate and research degree opportunities across its four academic schools that serve approximately 17,000 students from more than 70 countries. UWS is recognized as a top 600 university worldwide by Times Higher Education (2020 World University Rankings). CU has two principal campuses, one in the center of Coventry, England, where the majority of its operations are located, and one in Central London which focuses on business and management. CU also governs other higher education institutions, CU Coventry, CU Scarborough and CU London. CU has more than 29,000 undergraduate and 6,000 postgraduate students. CU is ranked first in the Midlands (Central England) among modern universities according to The 2021 Guardian University Guide.

●	Developing Market Cooperation in Southeast Asia and other countries and regions: We intend to open additional projects in new markets, including Vietnam, Hong Kong, and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities.

China markets

●	Partnering with High Schools. Presently, we maintain business relationships with more than ten high schools in China, and seek to expand that base. We believe the benefit of such relationships is in (i) students’ familiarity and comfort with our programs, and (ii) expansion of our brand and influence in the target demographic.

●	Continuous Expansion of the Chinese International Student Service Center. Since 2015, QHI has established cooperative relationships with many Chinese International Student Service Centers. Currently, three universities have listed our program as their main study abroad recommendation.

●	QHI University Cooperation Project. In order to provide higher quality study abroad programs, QHI has established cooperation projects with universities to allow Chinese students to obtain 1-2 years’ worth of college credits at North American colleges and universities. Presently, we maintain relationships with multiple such institutions and are looking to further expand.

●	Domestic Preparatory Training. We believe that the vast majority of English language programs are in need of improvement. We believe, however, that this is one of the Company’s strengths and intend to open training facilities nationwide to combine English language programs with university credit hours, as a cost saving measure for Chinese students who plan to study abroad.

●	Additional Facilities. In response to China’s current policy designed to attract more students to study in China, QHI has planned to recruit students from the Belt and Road countries.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and will continue contributing to our growth and success.

●	Comprehensive Service After Study. We believe that our post-study services are one of the most important reasons why agents and parents choose us. After students arrive in the United States, QHI provides comprehensive services for students, including pick-up services, student dormitory accommodation arrangements, safety guidance for freshmen, academic guidance, guidance for further education, legal aid and medical escort. To our knowledge, no other education group offers similar services.

●	High Success Rate. The average number of students enrolled in our program is 120-130 per year, and the number of students who are transferred or expelled is less than 5 per year. Our track record shows that virtually all students, irrespective of their background or grades, can progress academically. We are so confident in the quality of our services that we offer an investment guarantee with respect to the progress and graduation of our students.

●	High Barrier to Entry: We believe that it is very difficult to replicate our business model due to the inherent challenges related to reaching recruiting agreements with universities in North America, especially those ranked as high as, or higher than, Miami University, the dormitories and catering services that we provide for students (these facilities are not owned, maintained, operated or are part of Miami University), and our relationships in China. We believe that these elements provide us with competitive advantages in the marketplace.

Sales and Marketing

We recruit prospective students from various parts of China. Namely, our sales and marketing staff have operations in four large regions (North, South, East and West) that cover nearly the entire territory of the country, with North and West of the country being covered by the members of the sales team. During the years since our inception in 2012, the number of annual student applications and enrollments has increased dramatically. Our marketing strength lies in our flexibility since we can cooperate with all types of study abroad service providers and educational institutions, irrespective of their size, because all of them are tasked with providing prospective student referrals. Our marketing channels include:

●	Study Abroad Agencies. Currently, we have established cooperation with the five largest study abroad agencies in China. Among them, New Oriental Education, JJL Education and Shinway Education have signed a cooperation agreement of a gradient commission system starting from $4,000 per student with us. Our agreement with EIC Education has a $3,000 per student non-gradient commission system.

●	B2B Study Abroad Companies. We have B2B arrangements with GEA, Puri, and H&B. Since a large portion of our current students come from small organizations and individual agents, we can integrate a comprehensive management system to more effectively manage the large number of agents before shifting entirely to B2B.

●	International High School/Language Programs. In addition to presentations made by US university representatives, we incorporate summer camps, online courses, English placement tests, student leadership development programs, instructor visits and parental visiting groups to enhance prospective student interest.

●	University Foundation Programs. These programs introduce new students to our services; we also administer admissions support, online courses, English placement test, application and visa support, seminars with lecturers, track records of previous enrollees and parent visiting groups on top of the standard demonstration classes to grow the number of recruits.

Presently, there are two teams of marketing department members who are responsible for different regions across China, with one person to specifically focus on building partnerships with Chinese vocational colleges. Our sales personnel mainly relies on on-site visits and training models to develop and maintain our customer base. We also believe that strengthening of online training programs in combination of streamlining the network of training models can effectively reduce the cost of travel. We intend to develop a virtual library of new media training resources segmented by various topics to simplify training and consulting time and improve efficiency. We also intend to implement training programs such as seminars on writing business English email, commercial business communications, PPT production, presentation skills and sales consulting skills to increase the sales capacity of all personnel.

Geographic Scope of Our Operations

During the fiscal year ending September 30, 2022, 100% of our customers were Chinese residents. However, the Company is expanding to other international markets through Davis College and EduGlobal College, and believes that in the next fiscal year, students from countries other than China will join our programs.

On July 24, 2021, a China government policy called “Opinions on Further Reducing the Burden of Homework and Extracurricular Training for Students in Compulsory Education.” This policy states that tutoring of core subjects, including Chinese, English and math, are not allowed on weekends or during the summer and winter months when school is out. In addition, Chinese education firms are no longer allowed to publicly list, raise foreign capital or be a for-profit company. Although we market our services to students in China, our business operations are primarily in the U.S. We do not engage in the after school tutoring in China.

As of December 31, 2022, the Company had 58 employees, of which 11 were located in the U.S., 14 were located in Canada, and the remaining employees were located in China.

Neither we, nor our subsidiaries, are required to obtain any permission or approval from Chinese authorities to operate our business or to offer the securities being registered to foreign investors. In addition, neither we, nor our subsidiaries, have received any permissions from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, as we do not believe our operations require any such permissions or approvals. There can be no assurance, however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. The foregoing statements are based on our management’s understanding and belief and we have determined not to seek an opinion of local counsel to verify such understanding and belief. We made this decision based on the types of activities we conduct in China, which do not believe raises any issues under Chinese law. Notwithstanding the foregoing, we, our subsidiaries, and investors in our securities would be materially harmed if (i) we do not receive or maintain such permissions or approvals, (ii) we inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

All of our revenue is remitted to us in U.S. dollars, and all the bank accounts owned by us are located in Ohio. There are no restrictions on our ability to transfer cash between us, our Ohio-based subsidiaries and our Canadian subsidiary, and investors. The typical structure of cash flows through our organization is as follows: (i) our subsidiaries, which conduct our operations, receive cash from our operations; and (ii) to the extent EpicQuest requires cash for its expenses, the subsidiaries satisfy such obligations through intercompany loans made to EpicQuest. QHI, which is our only subsidiary that conducts any business in China, pays its employees and its operational expenses through payments to its business partner in China, Renda Financial Education Technology Co., Ltd.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), on December 16, 2021, the U.S. Public Company Accounting Oversight Board (the “PCAOB”) issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests, and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data. As of the date hereof, our auditor, ZH CPA, LLC, is not among the auditor firms listed on the HFCAA determination list, which list notes all of the auditor firms that the PCAOB is not able to inspect. However, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB, determines that it cannot inspect the work papers prepared by our auditor and that as a result an exchange may determine to delist our securities.

Cash Flows through Our Organization; Dividends and Distributions

The typical structure of cash flows through our organization is as follows: (i) our subsidiaries, which conduct our operations, receive cash from our operations; (ii) to the extent EpicQuest requires cash for its expenses, the subsidiaries satisfy such obligations through intercompany loans made to EpicQuest. QHI, which is our only subsidiary that conducts any business in China pays its employees and its operational expenses through payments to its business partner in China, Renda Financial Education Technology Co., Ltd.

During the fiscal year ending September 30, 2022, cash transfers have been made to date between EpicQuest and our subsidiaries as follows: (i) intercompany loans from QHI to QIE of $4.1 million; (ii) intercompany loans from QHI to Ameri-Can of $2.5 million; and (iii) intercompany loans from QHI to HHI of $3.0 million. During the fiscal year ending September 30, 2021, cash transfers were made to date between EpicQuest and our subsidiaries as follows: (i) intercompany loans from QIE to QHI of $7.4 million.

Neither EpicQuest nor any subsidiary has paid any dividends or made any distributions to any other entity. In addition, neither EpicQuest nor any subsidiary has made any dividends or distributions made to U.S. investors.

As of the date of this prospectus, none of our subsidiaries has declared or paid any dividends or made any distributions to EpicQuest, nor does any of them have intention to do so. As of the date of this prospectus, EpicQuest has not declared any dividend and does not have a plan to declare a dividend to its shareholders.

To the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations by the PRC government on our ability or our subsidiaries’ ability to transfer cash.

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries or investors.

Competition

The competition for the North American educational market has intensified in recent years with more participants entering the market. Our competition generally includes:

●	Chinese recruiting offices of the top 100 ranked US universities.

●	International education groups such as Shorelight, Study Group, INTO, ELS, ICM Manitoba International College and the like that provide language courses.

●	Foreign universities wishing to establish partnerships with domestic institutions or to recruit from Chinese university level international classes.

We have a university recruiting office, international education group, study-abroad consultants and a training institution in the U.S. which allows us to serve a multitude of functions throughout the supply chain. We believe we offer superior services during and after students’ studies abroad as compared with the services offered by individual study abroad agents. Similarly, we believe that our commission rates and guidance services set us apart from foreign university recruiting offices.

Student Facilities

●	Students who are currently taking in-person classes in the U.S. are residing in housing owned by the Company on Roosevelt Blvd. in Middletown, Ohio, as well as a rental property which was recently renovated in Hamilton, Ohio. The Company is seeking opportunities to (1) purchase/rent and renovate existing buildings in Hamilton, Ohio, and/or (2) build residential buildings in Hamilton Ohio, to provide close proximity to classes and libraries as well as the full range of campus activities.

●	Restaurant: QHI has opened a full service cafeteria that serves authentic Chinese food, at least twice a day (breakfast and dinner), for students. It can accommodate up to 100 people at a time. The cafeteria area also features a gym and an entertainment area with a wide range of fitness equipment and recreational facilities.

●	Shuttle Buses: We maintain business vehicles to support our operations and provide for student transportation needs.

Properties

Our principal executive office is located 1209 N. University Blvd, Middletown, OH 45042. We own this property. In addition, the Company manages and operates one dining hall. We maintain property insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently own are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

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

The following chart illustrates EpicQuest Education’s organizational structure as of September 30, 2022:

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

Our revenue for the year ended September 30, 2022 increased by 19% as compared to that of the year ended September 30, 2021. These increases were mainly due to the easing of Covid 19 travel restrictions in 2022 since the U.S. has lifted most of the Covid 19 restrictions during 2022. As such, students were able to return to the U.S. to attend classes. Our operating expenses increased by 135% compared to fiscal 2021 primarily due to the increase in our general administrative expenses as a result of stock-based compensations granted to our directors, officers and employees and new management service fee incurred in fiscal 2022. Hence, our net loss for the year ended September 30, 2022 increased by 475% as compared to that of the year ended September 30, 2021.

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

As of September 30, 2022, our cash was US$11.4 million, representing a decrease of US$5.1 million from US$16.5 million as of September 30, 2021. The decrease is mainly due to the net operating loss in fiscal 2022.

Results of Operations

Years Ended September 30, 2022, 2021 and 2020

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2022	September 30, 2021	September 30, 2020
Revenues	$6,330,428	$5,341,850	$9,063,137
Costs of services	2,021,058	1,934,237	2,342,276
Gross profit	4,309,370	3,407,613	6,720,861

Operating costs and expenses:
Selling expenses	952,888	1,732,758	2,310,188
General and administrative	10,521,551	3,148,256	3,115,120
Total operating costs and expenses	11,474,439	4,881,014	5,425,308

Income (loss) from operations	(7,165,069)	(1,473,401)	1,295,553

Other income	(845,598)	(81,920)	(113,555)

Income (loss) before provision for income taxes	(6,319,471)	(1,391,481)	1,409,108

Income taxes expense (recovery)	(83,355)	(307,168)	397,553

Net income	(6,236,116)	(1,084,313)	1,011,555

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2022	September 30, 2021	September 30, 2020

Revenues	$6,330,428	$5,341,850	$9,063,137
Costs of services	2,021,058	1,934,237	2,342,276
Gross profit	4,309,370	3,407,613	6,720,861
Gross profit margin %	68%	64%	74%

Nearly all our revenue is attributable to our tuition fees and dormitory rental fees that we collected from our students.

Our revenues increased by US$1.0 million or 19% in fiscal 2022 compared to fiscal 2021. The increase was mainly due to the ease of the Covid 19 travel restrictions during fiscal 2022. As a result, there were more students registered in our program in 2021 compared to those registered in 2020.

Our revenues decreased by US$3.7 million or 41% in fiscal 2021 compared to fiscal 2020. The decrease was mainly due to the impacts of Covid 19. As a result of the Covid 19 impacts, there were less student registered in our program in 2020 compared to those registered in 2019.

Costs of sales (services) mainly related to the program fees that we paid to our partnered university which provides the English learning programs to our students and fees paid to Dongbei University of Finance and Economics (“DUFE”) for using DUFE’s facilities, to host remote online English education programs and provide accommodation to students during their studies. The program fees are based on semester terms and are generally fixed per student and per semester. Our English learning programs contain five competence levels. Generally, the last level (Level-five) generally has a lower cost of services and therefore has higher gross margin than programs offered for the first four competence level programs.

Our costs of sales in 2022 increased by US$0.1 million or 4% compared to fiscal 2021, which is in line with the increase in our revenue in 2022.

Our costs of sales in 2021 decreased by US$0.4 million or 17% compared to fiscal 2020, which is in line with the decrease in our revenue in 2021.

Our gross margin in 2022 increased to 68% from 64% of 2021 primarily due to our students starting to resume physical attendance of the English Program courses in the U.S. due to the lifting of Covid 19 travel restrictions, and more students using dormitory services instead of attending the English courses online. Therefore, we did not need to pay the additional costs to a local university in China to provide online courses to students who went to the U.S. for in-class courses.

Our gross margin in 2021 decreased to 64% from 74% of 2020 primarily due to our students could not physically attend the English Program courses in the U.S. due to the Covid 19 travel restrictions. Therefore, we had to engage a local university in China and used their facility to continue provide our English Program courses locally. The use of the facility of the local university represented incremental costs for us and therefore reduced our gross margin.

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Selling expenses

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2022	September 30, 2021	September 30, 2020
Selling expenses	$952,888	$1,732,758	$2,310,188

The Company’s selling expenses primary relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs. The total selling expenses decreased by US$0.6 million in 2021 compared to 2020. The decrease is in line with the decrease of our revenue in 2021 as compared to 2020. The total selling expenses decreased by US$0.8 million in 2022 compared to 2021. The decrease is due to reduction in the Company’s marketing development activities during fiscal 2022.

General and administrative expense

General and administrative expense consist primarily of the following expenses:

	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021	For the Year Ended September 30, 2020
Bank charges	$8,982	$7,058	$7,586
Depreciation expenses	252,097	126,234	87,593
Insurance	70,515	57,057	79,303
Office expenses	190,338	629,771	555,176
Professional	1,131,745	439,790	185,990
Rental expenses	496,054	396,263	405,195
Repairs and maintenance	64,317	33,883	89,520
Salary and benefits	1,043,343	1,328,671	1,515,799
Management service fee	2,160,000	-	-
Stock-based compensation	4,813,049	-	-
Sundry	177,153	35,634	66,813
Tax and licenses	87,942	85,321	111,471
Vehicle expenses	26,016	8,574	10,674
Total	10,521,551	3,148,256	3,115,120

Our general administrative (“G&A”) expenses are generally fixed and will not significantly vary according to the changes of our revenue. Our general administrative expenses remained relatively stable in 2021 compared to 2020, only slightly increased by US$0.03 million. This was because there were no significant changes in our G&A activities in 2021.

Our general administrative expenses increased by $7.4 million in 2022 compared to 2021, mainly due to the two new expense items, management service fees and stock-based compensation expenses with total amount of US$7.0 million incurred in fiscal 2022. During fiscal 2022, we entered into a management service agreement with a third-party who manages our Beijing Office branch on our behalf and in return receives a fixed monthly management fee from us. In addition, we granted some stock-based awards to our directors, officers and employees to compensate their work, whereas there was no such transaction in the periods before fiscal 2022. Certain other expense items such as depreciation expenses, professional, rental expenses and sundry also experienced slight increases in fiscal 2022 compared to fiscal 2021. This was mainly due to the acquisitions and incorporations of four new subsidiaries in total during 2022. As a result, business activities also increased.

Income Tax

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI, QIE, SUPC and AMC are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21%.

Canada

Under the current Canadian income tax, the Company’s Canadian subsidiaries, HHI and RIL, are subject to a combined provincial and federal corporate income tax rate of 27%.

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2022	September 30, 2021	September 30, 2020
Income tax expenses (recovery)	$(83,355)	$(307,168)	$397,553

The Company had an operating loss in 2021. The income tax recovery in 2021 is related to the deferred income tax assets recognized for the loss carryforward. The Company had an operating loss in 2022. The income tax recovery in 2022 is related to the deferred income tax assets recognized for the loss carryforward.

Net income (loss)

Net loss for the year ended September 30, 2021 was US$1.1 million, compared to the net income of US$1.0 million for the year ended September 30, 2020, representing a decrease in net income of US$2.1 million.

Net loss for the year ended September 30, 2022 was US$6.2 million, compared to the net loss of US$1.1 million for the year ended September 30, 2021, representing an increase in net loss of US$5.1 million.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of September 30, 2022, 2021 and 2020, we had US$11.4 million, US$16.5 million, and US$7.4 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of English learning program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities.

Cash Flow Summary

Years Ended September 30, 2022, 2021 and 2020

	For the year ended September 30, 2022	For the year ended September 30, 2021	For the year ended September 30, 2020
Net cash provided by (used in) operating activities	(4,613,697)	322,190	(144,043)
Net cash provided by (used in) investing activities	(651,480)	(514,529)	(288,555)
Net cash provided by (used in) financing activities	200,000	9,321,523	(432,035)
Effect of exchange rate changes on cash	(28,938)	-	-
Net increase (decrease) in cash	(5,094,115)	9,129,184	(864,633)
Cash at beginning of year	16,537,174	7,407,990	8,272,623
Cash at end of year	11,443,059	16,537,174	7,407,990

We had a balance of cash and cash equivalents of US11.4 million as of September 30, 2022, US$16.5 million as of September 30, 2021, and a balance of US$7.4 million as of September 30, 2020. Historically, we mainly derived our cash inflow from operating activities. For the year ended September 30, 2022, we also derived US$0.2 million (2021: US$9.3 million) from financing activities in relation to our IPO.

Operating Activities:

September 30, 2021 vs. 2020

Net cash generated from operating activities was US$0.3 million for the year ended September 30, 2021, compared to net cash used in operating activities of US$0.1 million for the year ended September 30, 2020, represented a US$0.4 million increase in the net cash inflow generated from operating activities. The increase in net cash generated from operating activities was primarily due to the following:

1)	We had net loss of US$1.1 million for the year ended September 30, 2021. For the year ended September 30, 2020, we had net income of US$1.0 million which led to a US$2.1 million decrease in net cash inflow from operating activities.

2)	Change in prepaid expenses was US$0.1 million cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in prepaid expenses was a US$0.5 million cash inflow, which led to a US$0.4 million decrease in net cash inflow from operating activities.

3)	Change in long-term prepaid expenses provided US$0.2 million net cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in long-term prepaid expenses provided US$0.6 million cash inflow, which led to a US$0.4 million decrease in net cash inflow from operating activities.

4)	Change in accounts payable and accrued liabilities provided US$1.1 million net cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in accounts payable and accrued liabilities provided net cash inflow of US$0.5 million, which led to a US$0.6 million increase in net cash inflow from operating activities.

5)	Change in deferred revenue, provided US$1.0 million net cash inflow for the year ended September 30, 2021. For the year ended September 30, 2020, change in deferred revenue used net cash flow of US$3.2 million, which led to a US$4.2 million increase in net cash inflow from operating activities.

6)	Change in current and deferred income taxes in total used US$0.8 million net cash outflow for the year ended September 30, 2021. For the year ended September 30, 2020, the change was a net cash outflow of US$0.7 million, which led to a US$0.1 million increase in net cash outflow from operating activities.

7)	Change in student deposits used US$0.3 million net cash outflow for the year ended September 30, 2021. For the year ended September 30, 2020, the change was a net cash inflow of US$1.0 million, which led to a US$1.3 million decrease in net cash inflow from operating activities.

September 30, 2022 vs. 2021

Net cash used in operating activities was US$4.6 million for the year ended September 30, 2022, compared to net cash generated from operating activities of US$0.3 million for the year ended September 30, 2021, represented a US$4.9 million increase in the net cash outflow in operating activities. The increase in net cash outflow in operating activities was primarily due to the following:

1)	We had net loss of US$6.2 million for the year ended September 30, 2022. For the year ended September 30, 2021, we had net loss of US$1.1 million which led to a US$5.1 million increase in net cash outflow in operating activities.

2)	Change in prepaid expenses was US$0.6 million cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, change in prepaid expenses was a US$0.1 million cash inflow, which led to a US$0.5 million increase in net cash inflow from operating activities.

3)	Change in accounts receivable provided US$0.1 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, change in accounts receivable used US$0.01 million cash outflow, which led to a US$0.1 million increase in net cash inflow from operating activities.

4)	Change in accounts payable and accrued liabilities used US$1.3 million net cash outflow for the year ended September 30, 2022. For the year ended September 30, 2021, change in accounts payable and accrued liabilities provided net cash inflow of US$1.1 million, which led to a US$2.4 million decrease in net cash inflow from operating activities.

5)	Change in deferred revenue, used US$1.2 million net cash outflow for the year ended September 30, 2022. For the year ended September 30, 2021, change in deferred revenue generated net cash inflow of US$1.0 million, which led to a US$2.2 million decrease in net cash inflow from operating activities.

6)

Change in income tax receivable in total generated US$0.01 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change was a net cash outflow of US$0.5 million, which led to a US$0.5 million decrease in net cash outflow from operating activities.

7)	Change in student deposits used US$0.6 million net cash outflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change was a net cash outflow of US$0.3 million, which led to a US$0.3 million increase in net cash outflow in operating activities.

8)	Change in non-cash items, including depreciation, non-cash lease expenses, gain/loss from disposal of fixed assets, deferred income taxes and stock-based compensation expenses, provided a total of US$4.1 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change was a net cash inflow of US$0.1 million, which led to a US$4.2 million increase in net cash inflow in operating activities.

Investing Activities:

September 30, 2022, 2021 and 2020

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

Net cash used in investing activities was US$0.7 million for the year ended September 30, 2022. It was primarily attributable to the net effects of: (i) US$0.3 million net repayment of notes receivable; (ii) $0.3 million used in long-term investment; (iii) net amount of US$1.9 million used in business and asset acquisitions; and (iv) proceeds of US$1.9 million from sale of a real estate property.

Financing Activities:

September 30, 2022, 2021 and 2020

For the year ended September 30, 2020, the Company had net cash used in financing activities of US$0.4 million, which was attributable to cash used in IPO activities.

For the year ended September 30, 2021, the Company had net cash provided by financing activities of US$9.3 million, which was solely attributable to net cash proceeds from the IPO completed in March 2021.

For the year ended September 30, 2022, the Company had net cash provided by financing activities of US$0.2 million, which was attributable to collection of remaining IPO proceeds of US$0.2 million previously held in trust account.

Commitments

The Company had certain office leases and car leases in relation to its operations. These leases are classified as operating leases. Other than these operating leases, the Company does not have significant commitments, long-term obligations, or guarantees as of September 30, 2022 and 2021.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2023	$484,739
2024	469,120
2025 and thereafter	230,461
Total future minimum lease payments	$1,184,320
Less: imputed interest	(161,262)
Total operating lease liability	$1,023,058
Less: operating lease liability - current	461,161
Total operating lease liability – non current	$561,897

C. Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the years ended September 30, 2022, 2021 and 2020.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Jianbo Zhang	58	Chairman, Chief Executive Officer
Zhenyu Wu	43	Chief Financial Officer, Director
Yunxia Xu	41	Chief Operating Officer and Chief Marketing Officer
Jing Li	41	Chief Development Officer
Bo Yu	48	Chief Programs Officer
Craig Wilson (1)(4)	51	Independent Director
G. Michael Pratt (2)	72	Independent Director
M. Kelly Cowan (3)	61	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating Committee.

(4)	Audit Committee financial expert.

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

Yunxia Xu is the Company’s Chief Operating Officer and Chief Marketing Officer. Since December 2017, she held the position of General Manager at EpicQuest Education Group Ltd. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the U.S. offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008-2009) and Tsinghua University (2013-2015).

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

Bo Yu is the Company’s Chief Programs Officer. Prior to joining the Company in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate – TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate – LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001.

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

The business address of each party described above is c/o EpicQuest Education Group International Limited 1209 N. University Blvd, Middletown, OH 45042.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix for EpicQuest Education Group Limited

As of 1/13/2023

Total Number of Directors	5
				Did Not
Part I: Gender Identity	Female	Male	Non-Binary	Disclose
				Gender
Directors	1	4	0	0

Part II: Demographic Background

Asian	0	2	0	0
White	1	2	0	0

B.	Compensation

Director and Officer Compensation

In October 2021, the Company’ Board of Directors, upon recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan, pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common shares, under the Company’s 2019 Equity Incentive Plan (the “Stock Plan”), on the date of the Company’s annual meeting of stockholders (the “Annual Grant”); and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000. In addition, to the creation of the foregoing plan, for the Company’ Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) Ms. Cowan and Mr. Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal installments on April 1, 2022 and October 1, 2022.

The Company held its annual meeting on November 28, 2022. The Compensation Committee did not issue the Annual Grant on such date. On December 30, 2022, the Company issued each non-employee director the Annual Grant, which was a RSU grant for 15,575 common shares (based on the closing price of the Company’s common shares on December 30, 2022 of $2.21) vesting upon the earlier of the first anniversary after the date of the grant or the date of the Company’s next annual meeting of stockholders, subject to the director’s continued service on the Board of Directors on such vesting date.

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

Officer Compensation; Employment Agreements

Employment Agreement with Jianbo Zhang

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. For the year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 200,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the year ending September 30, 2022, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year. Effective for the year ending September 30, 2023, Mr. Zhang will be eligible to receive an annual bonus of restricted stock units for up to 100,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question.

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

In November 2021, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments in the period between October 1, 2021 and October 1, 2023, as well as an additional option to purchase 150,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan. On December 30, 2022, for services Mr. Zhang was issued an option to purchase 50,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Zhenyu Wu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. For the year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 160,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the year ending September 30, 2022, Mr. Wu was eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year. Effective for the year ending September 30, 2023, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 80,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the fiscal year in question

Mr. Wu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Mr. Wu was also issued an option to purchase 40,000 common shares under the terms of the Company’s 2019 Equity Incentive Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021 and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the terms of the Company’s 2019 Equity Incentive Plan. On December 30, 2022, for services Mr. Wu was issued an option to purchase 40,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Yunxia Xu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of US$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to US$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021 and April 1, 2023, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Jing Li

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

Employment Agreement with Bo Yu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12 month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Equity Incentive Plan.

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

Our Audit Committee consists of Craig Wilson, G. Michael Pratt and Kelly Cowan, with Mr. Wilson serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

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

Our Compensation Committee consists of Craig Wilson, G. Michael Pratt and Kelly Cowan, with Mr. Pratt serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

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

Our Nominating Committee consists of consists of Craig Wilson, G. Michael Pratt and Kelly Cowan, with Ms. Cowan serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under Nasdaq rules.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Craig Wilson, G. Michael Pratt and Kelly Cowan are “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

D.	Employees

As of September 30, 2022, we had 58 employees, of which 11 were located in the United States, 14 were located in Canada, and the remaining employees were located in China.  There is no labor union for our employees. We believe our relations with our employees are good.

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

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to subscribe for within 60 days of December 31, 2022 through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the stockholders listed in the table are a broker-dealer or an affiliate of a broker dealer. None of the stockholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 11,439,206 common shares outstanding as of December 31, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is to the Company c/o 1209 N. University Blvd, Middletown, OH 45042.

	Amount of Beneficial Ownership (1)
Name of Beneficial Owner	Common shares	Percentage
Jianbo Zhang, CEO (3)(4)	6,967,416	60.64%
Zhenyu Wu, CFO (5)	666,900	5.81%
Yunxia Xu, COO & CMO (6)	258,000	2.25%
Jing Li, CDO (7)	79,000	*
Bo Yu, CPO (7)	82,500	*
Craig Wilson (2)	15,391	*
G. Michael Pratt (2)	12,825	*
Kelly Cowan (2)	12,825	*
All directors and executive officers as a group (8 persons)	2,935,157	25.41%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited (3)	5,159,700	45.11%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	Independent director. Does not include an RSU grant for 15,575 common shares granted to each independent director on December 30, 2022, and vesting upon the earlier of the first anniversary after the date of the grant or the date of the Company’s next annual meeting of stockholders, subject to the director’s continued service on the Board of Directors on such vesting date.

(3)	A BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)	Includes 50,000 vested RSUs for common shares approved on December 30, 2022 (out of a total approved award of 200,000 RSUs), and does not include 150,000 unvested RSUs for common shares from the same award, which was made under the 2019 Equity Incentive Plan, that vest in three equal installments on the last calendar day of each of the last three full fiscal quarters.

(5)	Includes 40,000 vested RSUs for common shares approved on December 30, 2022 (out of a total approved award of 160,000 RSUs), and does not include 120,000 unvested RSUs for common shares from the same award, which was made under the 2019 Equity Incentive Plan, that vest in three equal installments on the last calendar day of each of the last three full fiscal quarters.

(6)	Includes 15,000 vested RSUs for common shares approved on December 30, 2022 (out of a total approved award of 60,000 RSUs), and does not include 45,000 unvested RSUs for common shares from the same award, which was made under the 2019 Equity Incentive Plan, that vest in three equal installments on the last calendar day of each of the last three full fiscal quarters.

(7)	Includes 2,500 vested RSUs for common shares approved on December 30, 2022 (out of a total approved award of 10,000 RSUs), and does not include 7,500 unvested RSUs for common shares from the same award, which was made under the 2019 Equity Incentive Plan, that vest in three equal installments on the last calendar day of each of the last three full fiscal quarters.

As of December 31, 2022, there were 39 holders of record entered in our share register, of which 7 holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

B.	Related Party Transactions

The following is a description of transactions since September 30, 2019, to which any of our related parties, had or will have a direct or indirect material interest.

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder, CEO and ultimate controlling shareholder of the Company.

Due to related party balance

The related party balances of $140,000 as of September 30, 2022 and 2021 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

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

Our common shares have been listed on the Nasdaq Capital Market since March 24, 2021, under the symbol “EEIQ.” As of the date of this annual report, no trading suspensions have occurred.

B.	Plan of Distribution

Not Applicable.

C.	Markets

See “Offer and Listing Details” above.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

The following summary of the material British Virgin Islands and U.S. tax consequences of an investment in our common shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., and non-British Virgin Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership, and disposition of our common shares.

British Virgin Islands Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the British Virgin Islands provided that they do not relate to real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the United States ;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration;

●	persons holding our common shares through partnerships or other pass-through entities;

●	beneficiaries of a trust holding our common shares; or

●	persons holding our common shares through a trust.

The discussion below is addressed only to U.S. Holders that purchase common shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Material Tax Consequences Applicable to U.S. Holders of Our Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our common shares. It is directed to U.S. Holders (as defined below) of our common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our common shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold our common shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the common shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if our common shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, common shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares, including the effects of any change in law after the date of this report. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our common shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and, as stated above, the determination of the value of our assets will depend upon material facts that may not be within our control. If we are a PFIC for any year during which you hold common shares, we will continue to be treated as a PFIC for all succeeding years during which you hold common shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the common shares.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive on the common shares and any gain you realize from a sale or other disposition (including a pledge) of the Equity Securities, unless, in the case of the common shares, you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Equity Securities cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the common shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold common shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such common shares, including regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold common shares. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders.

The Company is not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

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

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of September 30, 2022 and 2021, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US.

The Company does not have trade receivable related to students as they are required to prepay service fees. Accounts receivable at September 30, 2022 primarily consist of receivable of $32,116 in relation interest receivable and $13,486 in relation to GST receivable.

The remaining $485,000 note receivable balance as at September 30, 2022 is related to a third-party borrower. Although the Company is directly affected by the financial conditions of the borrower, the Company does not believe significant credit risk exist with respect to the note receivable.

Therefore, there was no significant concentration risk for the Company as at September 30, 2022 and 2021.

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

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-251342), which was declared effective March 24, 2021, for our IPO in which we offered and sold an aggregate of 781,343 units, each unit consisting of one common share, one Series A warrant and one Series B warrant, at a public offering price of $8.00 per unit. The Series A warrants permit the holder to purchase one common share at an exercise price of $5.00 and expire after 5 years. The Series B warrants permit the holder to purchase one common share at an exercise price of $10.00 and expire after 5 years, and contain an exchange feature that will permit the holder to exchange the warrant into shares of common shares on a one-for-one basis any time commencing the earlier of 15 days from the warrant issuance date or the time when $10 million of volume is traded in the common shares if the volume weighted average price of common shares on any trading day on or after the date of issuance fails to exceed the exercise price of the Series B warrants.

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

As of September 30, 2022, we have not used all amounts of the net proceeds from our IPO. The Company started working on expanding into new markets, including both the U.S. and Canadian markets, through acquisitions after the IPO. On November 24, 2021, the Company closed a transaction with Ameri-Can Education Group Corp. in Ohio, US, in order to expand our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to top universities for students to pursue Bachelors’ degrees. In July 2021, the Company also set up a wholly-owned subsidiary in Canada, Highrim Holding International Limited, in order to enter the Canadian markets. On January 15, 2022, Highrim Holding International Limited entered into agreements to acquire 80% of the issued and outstanding shares of Richmond Institute of Languages Inc. d.b.a. EduGlobal College. The remaining net proceeds from our IPO are being used in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-251342).

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our Certifying Officer or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of our Chief Executive Officer and Chief Financial Officer (the “Certifying Officer”), the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on the foregoing, our Certifying Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2022 due to the material weakness in our internal control over financial reporting discussed below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. The Company has identified the following material weaknesses, which are indicative of many small companies with small number of staff, as of September 30, 2022: (i) lack of proper risk assessment process and (ii) lack of formal documentation in internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2022. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the material weaknesses identified above, management has concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2022, based on the criteria established in “2013 Internal Control-Integrated Framework” issued by COSO.

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

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer. A copy of the Code of Business Conduct and Ethics is available on our website, http://www.epicquesteducation.com. The information on our corporate website is not a part of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2022	September 30, 2021

Audit Fees	240,000	160,000
Audit Related Fees	55,000	30,000
Tax Fees	-	-
All Other Fees	20,000	30,000
Total Fees	315,000	220,000

The policy of our audit committee is to pre-approve all audit and non-audit services provided by ZH CPA, LLC, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above.

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

As a British Virgin Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The paragraph below provides a summary of some of the significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association filed July 26, 2022.
2.1	Specimen Share Certificate. (incorporated by reference to exhibit 4.1 to the Form F-1 file number: 333-251342)
2.2	Form of Series A Warrant. (incorporated by reference to exhibit 4.2 to the Form F-1 file number: 333-251342)
2.3	Form of Series B Warrant. (incorporated by reference to exhibit 4.3 to the Form F-1 file number: 333-251342)
2.4	Form of Warrant Agency Agreement. (incorporated by reference to exhibit 4.4 to the Form F-1 file number: 333-251342)
2.5*	Description of Securities
4.1	Form independent director agreement (incorporated by reference to exhibit 10.1 to the Form F-1 file number: 333-251342)
4.2	Renda Agreement (incorporated by reference to exhibit 10.7 to the Form F-1 file number: 333-251342)
4.3	Indemnification Escrow Agreement (incorporated by reference to exhibit 10.8 to the Form F-1 file number: 333-251342)
4.4	2019 Equity Incentive Plan of EpicQuest Education Group International Limited, as amended (incorporated by reference to exhibit 99.1 of the Form 6-K, filed November 30, 2022)
4.5*	Forms of award agreements under the 2019 Equity Incentive Plan of EpicQuest Education Group International Limited.
4.6	Employment Agreement between EpicQuest Education Group International Limited and Jianbo Zhang, dated November 1, 2021. (incorporated by reference to exhibit 99.1 to the Form 6-K filed November 5, 2021)
4.7	Employment Agreement between EpicQuest Education Group International Limited and Zhenyu Wu, dated November 1, 2021. (incorporated by reference to exhibit 99.2 to the Form 6-K filed November 5, 2021)
4.8	Employment Agreement between EpicQuest Education Group International Limited and Yunxia Xu, dated November 1, 2021. (incorporated by reference to exhibit 99.3 to the Form 6-K filed November 5, 2021)
4.9	Employment Agreement between EpicQuest Education Group International Limited and Jing Li, dated November 1, 2021. (incorporated by reference to exhibit 99.4 to the Form 6-K filed November 5, 2021)
4.10	Employment Agreement between EpicQuest Education Group International Limited and Bo Yu, dated November 1, 2021. (incorporated by reference to exhibit 99.5 to the Form 6-K filed November 5, 2021)
4.11	Non-Employee Director Compensation Plan. (incorporated by reference to exhibit 99.6 to the Form 6-K filed November 5, 2021)
4.12	Stock Purchase Agreement with Ameri-Can Education Group Corp, and the holders of shares of capital stock of Ameri-Can, dated November 24, 2021. (incorporated by reference to exhibit 99.1 to the Form 6-K filed December 1, 2021)
4.13	Agreement Miami University and Renda Finance and Education Technology Company, dated July 1, 2020. (incorporated by reference to exhibit 4.12 to the Form 20-F filed December 30, 2021)
4.14	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc. and Richmond Institute of Languages Inc., dated January 15, 2022. (incorporated by reference to exhibit 99.1 to the Form 6-K filed January 21, 2022)
8.1*	List of Subsidiaries of the Registrant.
11.1	Code of Conduct and Ethics. (incorporated by reference to exhibit 14.1 to the Form F-1 file number: 333-251342)
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of ZH CPA, LLC
101.INS	Inline XBRL Taxonomy Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 19, 2023	By:	/s/ Zhang Jianbo
		Name:	Zhang Jianbo
		Title:	Chief Executive Officer (Principal Executive Officer)

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 19, 2023	By:	/s/ Zhenyu Wu
		Name:	Zhenyu Wu
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Zhang Jianbo	Chairman, Chief Executive Officer	January 19, 2023
	Zhang Jianbo	(Principal Executive Officer)

By:	/s/ Zhenyu Wu	Chief Financial Officer and Director	January 19, 2023
	Zhenyu Wu	(Principal Financial and Accounting Officer)

By:	/s/ Craig Wilson	Independent Director	January 19, 2023
Craig Wilson

By:	/s/ G. Michael Pratt	Independent Director	January 19, 2023
G. Michael Pratt

By:	/s/ M. Kelly Cowan	Independent Director	January 19, 2023
M. Kelly Cowan

ePICQUEST education GROUP international LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

EpicQuest Education Group International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EpicQuest Education Group International Limited and its subsidiaries (collectively the “Company”) as of September 30, 2022 and 2021 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

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
January 19, 2023

1600 Broadway, Suite 1600, Denver, CO, 80202, USA. Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ePICQUEST education GROUP international LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2022 and 2021

(US$, except share data, or otherwise noted)

	September 30, 2022	September 30, 2021
	US$	US$
Assets
Current Assets
Cash and cash equivalents	11,443,059	16,537,174
Accounts receivables	47,639	154,537
Prepaid expenses	946,299	1,560,847
Notes receivable	485,000	180,000
Income tax receivable	1,147,213	1,149,506
Total current assets	14,069,210	19,582,064
Non-current assets
Property and equipment, net	2,205,084	3,479,922
Long term investment	5,086,413	-
Deferred income tax assets	411,934	321,057
Intangible assets	398,794	-
Right-of-use assets	976,404	626,596
Goodwill	854,887	-
Total assets	24,002,726	24,009,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	2,120,660	2,960,915
Student deposits	46,040	681,818
Due to related party	140,000	140,000
Lease liabilities – current	461,161	259,297
Deferred revenue	3,286,350	4,569,664
Total current liabilities	6,054,211	8,611,694
Non-current liabilities
Lease liabilities – non current	561,897	461,997
Deferred income tax liabilities	107,674	-
Total liabilities	6,723,782	9,073,691

Commitments and contingencies
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 11,350,704 and 10,412,843 shares issued and outstanding as of September 30, 2022 and 2021, respectively	18,017	16,528
Additional paid-in capital	17,526,546	11,464,979
Subscription receivable	-	(200,000)
Retained earnings (deficit)	(2,416,788)	3,654,441
Accumulated other comprehensive loss	(28,939)	-
Total shareholders’ equity	15,098,836	14,935,948

Non-controlling interests	2,180,108	-
Total liabilities and shareholders’ equity	24,002,726	24,009,639

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(US$, except share data, or otherwise noted)

	September 30, 2022	September 30, 2021	September 30, 2020
	US$	US$	US$
Revenues	6,330,428	5,341,850	9,063,137
Costs of services	2,021,058	1,934,237	2,342,276

Gross profit	4,309,370	3,407,613	6,720,861

Operating costs and expenses:
Selling expenses	952,888	1,732,758	2,310,188
General and administrative	10,521,551	3,148,256	3,115,120
Total operating costs and expenses	11,474,439	4,881,014	5,425,308

Income (loss) from operations	(7,165,069)	(1,473,401)	1,295,553

Other (income) expenses:
Other income	(819,135)	(71,640)	(55,000)
Interest income	(26,463)	(9,537)	(35,293)
Foreign exchange gain	-	(743)	(23,262)
Total other (income) expenses	(845,598)	(81,920)	(113,555)

Income (loss) before provision for income taxes	(6,319,471)	(1,391,481)	1,409,108

Current income tax expense (recovery)	16,459	13,889	397,553
Deferred income tax expense (recovery)	(99,814)	(321,057)	-
Income taxes expense (recovery)	(83,355)	(307,168)	397,553

Net income (loss)	(6,236,116)	(1,084,313)	1,011,555
Net income (loss) attributable to non-controlling interest	(164,887)	-	-
Net income (loss) attributable to common stockholders	(6,071,229)	(1,084,313)	1,011,555
Unrealized foreign currency translation adjustment	(28,939)	-	-
Comprehensive income	(6,265,055)	(1,084,313)	1,011,555

Basic & diluted net income per share	$(0.55)	$(0.12)	0.13

Weighted average number of ordinary shares-basic and diluted	11,010,240	9,160,447	7,938,000

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(US$, except share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Retained earnings	Accumulated other comprehensive income	Non-controlling interests	Total equity
Balance as of September 30, 2019	7,938,000	12,600	2,731,273	-	3,727,199	-	-	6,471,072
Net income					1,011,555	-	-	1,011,555
Balance as of September 30, 2020	7,938,000	12,600	2,731,273	-	4,738,754	-	-	7,482,627
Net income					(1,084,313)	-	-	(1,084,313)
Share issues – transaction costs	2,474,843	3,928	8,733,706	(200,000)	-	-	-	8,537,634
Balance as of September 30, 2021	10,412,843	16,528	11,464,979	(200,000)	3,654,441	-	-	14,935,948
Net income					(6,071,229)		(164,887)	(6,236,116)
Receipt of subscription receivable	-	-	-	200,000	-	-	-	200,000
Issuance of common shares for acquisition	201,614	320	1,249,687	-	-	-	2,344,995	3,595,002
Share-based compensation – common shares	736,247	1,169	3,454,511	-	-	-	-	3,455,680
Share-based compensation – stock options	-	-	1,357,369	-	-	-	-	1,357,369
Currency translation adjustment	-	-	-	-	-	(28,939)	-	(28,939)
Balance as of September 30, 2022	11,350,704	18,017	17,526,546	-	(2,416,788)	(28,939)	2,180,108	17,278,944

The accompanying notes form an integral part of these consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2022, 2021 AND 2020

(US$, except share data, or otherwise noted)

	September 30,	September 30,	September 30,
	2022	2021	2020
	US$	US$	US$
Cash Flows from Operating Activities:
Net income (loss)	(6,236,116)	(1,084,313)	1,011,555
Adjustments for items not affecting cash:
Depreciation and amortization	252,097	126,234	87,593
Share-based compensation	4,813,049	-	-
Non-cash adjustment to lease expenses	(25,643)	94,698	-
Deferred income tax expense	(99,814)	(321,057)	-
Gain from disposal of fixed assets	(813,064)	(4,000)	-
Changes in operating assets and liabilities
Accounts receivable	118,608	(5,176)	89,521
Prepaid expenses	614,548	71,800	428,592
Long-term prepaid expenses	-	159,382	584,356
Accounts payable & accrued liabilities	(1,320,563)	1,117,184	545,606
Deferred revenue	(1,283,314)	961,426	(3,221,807)
Income tax receivable	2,293	(480,866)	(664,399)
Student deposits	(635,778)	(313,122)	994,940
Net cash provided from (used in) operating activities	(4,613,697)	322,190	(144,043)

Cash Flows from Investing Activities:
Purchase of property and equipment	(51,410)	(618,529)	(288,555)
Notes receivable	(305,000)	100,000	-
Long-term investment	(270,000)	-	-
Net cash used for business acquisitions	(1,945,931)	-	-
Proceeds from sale of fixed assets	1,920,861	4,000	-
Net cash used in investing activities	(651,480)	(514,529)	(288,555)

Cash Flows from Financing Activities:
Deferred costs related to initial public offering	-	-	(432,035)
Share issuances, net of issuance costs	200,000	9,321,523	-
Net cash provided from (used in) financing activities	200,000	9,321,523	(432,035)

Effect of exchange rate changes on cash and cash equivalents	(28,938)	-	-
Net increase/(decrease) in cash, cash equivalents	(5,094,115)	9,129,184	(864,633)
Cash and cash equivalents, beginning of period	16,537,174	7,407,990	8,272,623
Cash and cash equivalents, end of period	11,443,059	16,537,174	7,407,990

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	-	-	-
Income taxes paid	14,166	490,250	1,053,360
Non-cash investing activities – acquisition of operating lease right-of-used assets	574,483	-	-
Non-cash investing activities – assumption of operating lease obligation	574,483	-	-

ePICQUEST EDUCATION GROUP international LIMITED

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

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Epicquest Education Group International Limited (the “Company”) (formerly Elite Education International Co. Ltd.)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Quest International Education Center LLC (“QIE”) (formerly Miami International Education Center LLC)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada
Richmond Institute of Language Inc. (“RIL”)	Academic services for college and university applications	80%	April 18, 2008	BC, Canada
Ameri-Can Education Group Corp. (“AEGC”)	Education services	70%	November 17, 2019	Ohio, US
Student Up Center, LLC (“SUPC”)	Student education assistance	100%	April 27, 2022	Ohio, US

On November 24, 2021, the Company acquired 70% of AEGC and on January 15, 2022, the Company acquired 80% of RIL. Refer to Note 3 below for details.

On April 27, 2022, the Company incorporated the new subsidiary SUPC to provide student education assistance services.

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

Judgments, estimates and underlying assumptions are evaluated on an ongoing basis by management and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances and such changes are reflected in the assumptions when they occur.

Accounting for business combinations and asset acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed. Such estimates of fair value may require valuation methods which use significant estimates and assumptions. At the acquisitions of AEGC and RIL, we estimated the fair value of the long term investment and intangible assets acquired, using valuation methods, which required management to make estimates with respect to expected future cash flows and growth rates, gross margins, discount rates, terminal value, and forecast period etc. The Company based these estimates on historical and anticipated results, industry trends, economic analysis, and various other assumptions that it believes are reasonable, including assumptions as to future events.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and its subsidiaries of QHI, QIE, HHI, AEGC and SUPC. The CAD$ is the functional currency of the Company’s subsidiary of RIL.

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

The assets and liabilities of the Company’s subsidiary in the CAD$, which is RIL, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220. The following are the exchange rates that were used in translating RIL’s financial statements into the consolidated financial statements:

September 30, 2022
Year-end spot rate	US$1=CAD$ 1.3752
Average rate	US$1=CAD$ 1.2841*

(* For period from January 15, 2022, acquisition date, to September 30, 2022)

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of September 30, 2022 and 2021, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US.

The Company does not have trades receivable related to students as they are required to prepay service fees. Accounts receivable at September 30, 2022 primarily consist of receivable of $32,116 in relation interest receivable and $13,486 in relation to GST receivable.

The remaining $485,000 note receivable balance as at September 30, 2022 is related to a third-party borrower. Although the Company is directly affected by the financial conditions of the borrower, the Company does not believe significant credit risk exist with respect to the note receivable.

Therefore, there was no significant concentration risk for the Company as at September 30, 2022 and 2021.

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

Costs of services

Costs of services are primarily comprised of the tuition fees paid to our partnered education institution, Miami University, for the provision of our English language programs and fees paid to Dongbei University of Finance and Economics (“DUFE”) for using DUFE’s facilities, to host remote online English education programs and provide accommodation to students during their studies. These fees are recognized into costs of services when such fees are incurred based on semester terms in direct relation to Miami University’s conducting of the English language education services for us.

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

The Company’s financial instruments include cash and cash equivalents, accounts receivable, notes receivables, long-term investment, accounts payable and accrued liabilities and taxes payable. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and taxes payable approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2022 and 2021.

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

Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all expenditures that are directly attributable to the acquisition or development of the asset, net of any amounts received in relation to those assets.

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are:

Asset	Basis	Rate / term
University relationship	Straight-line	10 years
Education license/certificate	Straight-line	5 years
In-process course curriculum	Straight-line	5 years

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

There were no impairment losses for the years ended September 30, 2022 and 2021.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to the assets acquired and liabilities assumed in a business combination.

Goodwill is not amortized, but it is tested annually for impairment at the reporting unit level as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment of a reporting unit to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the reporting unit to which goodwill belongs is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the reporting unit’s fair value is less than its carrying value, a quantitative impairment test is not required.

If a quantitative impairment test is required, the procedure is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount, including goodwill. The reporting unit’s fair value is determined using various valuation approaches and techniques that involve assumptions based on what the Company believes a hypothetical marketplace participant would use in estimating fair value on the measurement date. An impairment loss is recognized as the difference between the reporting unit’s carrying amount and its fair value. If the difference between the reporting units carrying amount and fair value is greater than the amount of goodwill allocated to the reporting unit, the impairment loss is restricted by the amount of the goodwill allocated to the reporting unit. Significant items subject to estimates include, the recoverable amounts of goodwill and indefinite-lived intangible assets, the useful lives of long-lived assets and finite-lived intangible assets, share-based compensation, share-based continuing employment costs, the determination of lease term and lease liabilities, deferred income taxes, reserves for tax uncertainties, derivative financial instruments and other contingencies.

As of September 30, 2022, the Company performed a qualitative assessment of its goodwill and concluded that there were no indicators of impairment.

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

Stock-Based Compensation

The measure stock-based awards at fair value on the date of the grant and expense the awards in Consolidated Statements of Operations and Comprehensive Loss over the requisite service period of employees or consultants. The fair value of stock options is determined using the Black-Scholes valuation model. The fair value of stock-based awards is determined using the share price of the Company at the date of grant. Stock-based compensation expense related to all stock-based awards, including stock option, is recognized over the requisite service period on a straight-line basis. The amount of stock-based compensation expense recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. Forfeitures are accounted for as they occur.

Business combinations

The Company recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, while transaction costs related to business combinations are expensed as incurred. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired and liabilities assumed, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using: (i) discrete financial forecasts, which rely on management’s estimates of resource quantities and exploration potential, costs to produce and develop resources, revenues and operating expenses; (ii) appropriate discount rates; and (iii) expected future capital requirements (the “income valuation method”). The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets (the “market valuation method”). The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset (the “cost valuation method”). If the initial accounting for the business combination is incomplete by the end of the reporting period in which the acquisition occurs, an estimate will be recorded. Subsequent to the acquisition date, and not later than one year from the acquisition date, the Company will record any material adjustments to the initial estimate based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustments arises.

Recently issued accounting standards

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

3. Acquisitions of AEGC and RIL

Acquisition of AEGC

On November 24, 2021, the Company entered into: (i) a stock purchase agreement with AEGC, and the holders (the “Sellers”) of shares of capital stock of AEGC (the “Stock Purchase Agreement”), and (ii) a subscription agreement with AEGC (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of AEGC for an aggregate purchase price of: (i) $1,250,000 in cash and the issuance of 201,614 shares of Company common stock (the “Purchaser Shares”) to the Sellers at a share price of $6.20 with a value of $1,250,000; and (ii) $2,500,000 in cash to subscribe additional 900 common shares of AEGC. Of the remaining 30% of the equity Ameri-Can, 10% is held by one Seller and represents non-voting and non-dilutable equity.

AEGC’s primary asset is convertible debt with Davis College, Inc., which operates Davis College in Toledo, Ohio, pursuant to which AEGC has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to December 31, 2022.

The acquisition was accounted for as an asset acquisition. The table below sets forth the consideration paid and the allocation of the consideration to the assets and liabilities identified:

Consideration paid	US$
Share consideration	1,250,007
Cash consideration	3,750,000
Non-controlling interest fair value	2,142,860
Total	7,142,867

Assets acquired and liabilities assumed
Cash and cash equivalents	2,610,943
Long-term investment	4,828,123
Total assets	7,439,066

Accounts payable	296,199
Total liabilities	296,199

Net assets acquired	7,142,867

Acquisition of RIL

On January 15, 2022, the Company through it is wholly owned subsidiary, HHI, acquired 80% common shares of RIL for a total consideration of CAD$1,000,000. RIL operates and does business as “Canada EduGlobal Holdings Inc.”. RIL offers an International Undergraduate Pathways Program (iUPP) and an English for Academic Purposes Program (EAPP), which are articulated to Algoma University (AU). Both institutions of RIL and AU contribute their expertise in academic programming, marketing and recruitment, and student services to support those aspiring to pursue undergraduate studies at Algoma University.

The acquisition was accounted for as a business combination. The table below sets forth the consideration paid and the fair value of the assets acquired and liabilities assumed for RIL acquisition as at January 15, 2022:

Consideration paid	CAD$	US$
Cash	1,000,000	808,538
Non-controlling interest fair value	250,000	202,135
Total	1,250,000	1,010,673

Assets acquired and liabilities assumed
Cash and cash equivalents	2,188	1,769
Property, plant and equipment	545	441
Right-of-use assets	709,283	573,483
Intangible assets	534,167	431,894
Goodwill	971,858	785,784
Total assets	2,218,042	1,793,371

Accounts payable	200,000	161,708
Lease liabilities	709,283	573,483
Deferred income tax liabilities	58,758	47,508
Total liabilities	968,042	782,699

Net assets acquired	1,250,000	1,010,673

4. Prepaid Expenses

Prepaid expenses consist of the following:

	September 30, 2022	September 30, 2021
	US$	US$
Prepaid recruitment fees	-	159,883
Prepaid tuition fees to Miami University	-	550,613
Prepaid fees to Renda for Beijing office expenses	769,717	558,356
Prepaid fees to DUFE	-	181,829
Prepaid insurance	70,517	39,448
Other prepaid expenses	106,065	70,718
Total	946,299	1,560,847

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

Prepaid fees to Renda for Beijing office expenses represent the fees that the Company prepaid to Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) for services have yet to be provided by Renda. The prepaid fees will be recognized into expense when such fees are incurred on a monthly basis by Renda on behalf of the Company’s Beijing office.

Prepaid fees to DUFE represent fees that the Company paid to DUFE, a university in China, for using DUFE’s facilities, including student dormitories, to host remote online English education programs and provide accommodation to students during their studies. Due to the impacts from the Covid-19 pandemic, a majority of the Company’s students were unable to travel to the U.S. to physically attend the in-class programs. Therefore, the Company entered into an agreement with DUFE to use DUFE’s facilities to continue its English education programs in China using online conferences with the Miami University. The agreement was terminated since fall 2022.

5. Property and Equipment, net

Property and equipment, net consist of the following:

	September 30, 2022	September 30, 2021
	US$	US$
Land	721,462	1,007,273
Buildings	1,129,961	2,131,945
Machinery & equipment	92,654	84,542
Vehicles	153,851	127,997
Furniture and fixtures	91,958	71,301
Software	698,000	698,000
Total	2,887,886	4,121,058
Less: Accumulated depreciation	(682,802)	(641,136)
Property and equipment, net	2,205,084	3,479,922

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$220,767 and US$126,234 for the year ended September 30, 2022 and 2021, respectively.

During the year ended September 30, 2022, the Company dispose of a building, including the land, with the aggregate cost of $1,287,795. A disposal gain of $813,064 was recognized as a result of this disposal.

6. Intangible assets, net

Intangible assets, net consist of the following:

	September 30, 2022	September 30, 2021
	US$	US$
University relationship	377,587	-
Education license/certificate	28,240	-
In-process course curriculum	26,067	-
Total	431,894	-
Less: Accumulated depreciation	(33,100)	-
Intangible assets, net	398,794	-

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$33,100 and US$ nil for the year ended September 30, 2022 and 2021, respectively.

7. Long term investment

Long term investment represents the Company’s convertible debt (receivable) due from Davis College Inc. Pursuant to the convertible debt agreement between the Company’s and Davis College Inc., the Company has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to December 31, 2022. The table below outlines the movement of long-term investment:

September 30, 2022
USD$
As of September 30, 2021	-
Acquisition of AEGC (Note 3)	4,828,123
Additional investment	258,290
Balance as of September 30, 2022	$5,086,413

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	September 30, 2022	September 30, 2021
	US$	US$
Accounts payable	91,083	148,761
Student refundable deposits	1,614,219	2,096,073
Accrued commission expenses	159,945	233,528
Other payables	255,413	482,553
Total	2,120,660	2,960,915

9. Student Deposits

Student deposits represented application deposits and dormitory fees prepaid by students during the years ended September 30, 2022 and 2021. These student deposits historically were not refundable under normal circumstances. Due to the impacts of the Covid-19 pandemic, the Company has adjusted the policy to provide refunds to prospective students who decide to withdraw their applications and to admit students who decide to take online courses at home.

10. Income Taxes

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI and MIE, are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2022 (2021: 21%).

Canada

Under the current Canadian income tax, the Company’s Canadian subsidiaries, HHI and RIL, are subject to a combined provincial and federal corporate income tax rate of 27%.

The Company’s provision for income taxes consists of the following:

	September 30, 2022	September 30, 2021	September 30, 2020
	US$	US$	US$
Current	16,459	13,889	397,553
Deferred	(99,814)	(321,057)	-
Total income tax (recovery)	(83,355)	(307,168)	397,553

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the BVI statutory income tax rates to the Company’s pre-tax income as follows:

	September 30, 2022	September 30, 2021	September 30, 2020
	US$	US$	US$
Income (loss) before income tax expenses	(6,319,471)	(1,391,481)	1,409,108
BVI statutory income tax rate	-%	-%	-%
Income tax calculated at statutory rate	-	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	16,459	13,889	397,553
Utilization of loss carryforward	-	-	-
Change in deferred income tax assets due to the U.S. reform	-	-	-
Change in deferred income tax assets due to use of loss carryforward	(99,814)	(321,057)	-
Income tax expense/Effective tax rate	(83,355)	(307,168)	397,553

Income tax receivable balance as of September 30, 2022 represents amount the Company expects to receive due to the Company overpayment of its income taxes for the current year and overpayments of income taxes for its previous fiscal years as well as a result of the Company’s change of its tax fiscal yearend from December 31 to match its accounting fiscal yearend of September 30.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

As of September 30, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

11. Capital stock

Common shares

During the year ended September 30, 2021, the Company issued 2,474,843 common shares in relation to its IPO and warrant exercises (“Equity Transactions”). The net proceeds from the Equity Transactions were US$8,737,634. Of the amount, $200,000 is held in the escrow trust account of the Company’s transfer agent for the purposes of clearing out any potential unsettled IPO costs. The $200,000 will be held in the escrow trust account for a period of 18 months from the IPO completion date. This amount was recognized as subscription receivable as of September 30, 2021. During the year ended September 30, 2022, the $200,000 has been collected.

During the year ended September 30, 2022, the Company issued 736,247 common shares to its directors, executives and employees for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $3,455,680 related to the vested common shares was recognized in the year ended September 30, 2022.

During the year ended September 30, 2022, the Company issued 201,614 common shares for the acquisition of AEGC (Note 3). The value of $1,250,007 of the common shares was determined based on the share price agreed upon at the closing date, which was November 24, 2021.

Stock options

At September 30, 2022, the Company had one stock option plan, the 2019 Equity Incentive Plan (collectively the “Equity Incentive Plan”).

During the year ended September 30, 2022, we granted stock options under the Stock Incentive Plan to certain of our officers to purchase an aggregate of 365,000 (2021: nil; 2020: nil) shares of the Company, which are subject to a 12-month vesting provision whereby, at the end of each of the first three months after the grant date, 25% of the total stock options become exercisable.

The fair value of these stock options was estimated at the date of grant, which is November 1, 2021, using the Black-Scholes Option Valuation Model, with the following weighted average assumptions:

September 30, 2022
Stock price	$4.10
Exercise price	$4.10
Expected risk free interest rate	1.20%
Expected volatility	227.90%
Expected life in years	5
Expected dividend yield	nil
Grant date fair value per option	$4.06

A continuity schedule of outstanding stock options at September 30, 2022, and the changes during the periods, is as follows:

	Number of Stock Options	Weighted Average Exercise Price
		US$
Balance, September 30, 2020 and 2021	-	-
Granted	365,000	4.10
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2022	365,000	4.10

A continuity schedule of outstanding unvested stock options at September 30, 2022, and the changes during the periods, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
		US$
Balance, September 30, 2020 and 2021	-	-
Granted	365,000	4.06
Vested	(273,750)	4.06
Forfeited	-	-
Balance, September 30, 2022	91,250	4.06

At September 30, 2022, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. September 30, 2022, the unrecognized compensation cost related to unvested stock options was $123,397 expected to be recognized over 0.08 years.

A summary of stock options outstanding and exercisable at September 30, 2022:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	273,750	4.10	9.08

Share-based awards

(a)	During the year ended September 30, 2022, the Company granted an aggregate of 875,000 share-based awards with a fair value of $4.10 per share, determined using the share price at the date of grant of November 1, 2021 to certain directors, officers and employees of the Company (the “November 1, 2021 Grant”). These share-based awards have a vesting period of ranging from 1 year to 2 years from the grant date in ranging from 3 equal instalments to 5 equal instalments in the vesting periods. During the year ended September 30, 2022, an aggregate of 640,000 shares were issued to these directors, officers and employees under the November 1, 2021 Grant.

(b)	During the year ended September 30, 2022, the Company approved the following share-based compensation to its directors: i) annually a number of restricted stock equal to $30,000 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan on the date of the Company’s annual meeting of stockholders; ii) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022; and iii) Ms. Cowan and Mr. Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022. As of September 30, 2022, an aggregate of 16,247 shares were issued to these directors.

(c)	On November 1, 2021, the Company granted an aggregate of 80,000 annual bonus share (the “Bonus Shares”) to certain of its officers. The Bonus Shares are subject to a one-year vesting provision whereby the total Bonus Shares become exercisable at the end of September 30, 2022. The share-based compensation expense in relation to the Bonus Shares have been recognized based on the fair value on the share price of $4.10 on the grant date. As of September 30, 2022, the 80,000 annual bonus shares have been issued to these officers.

The total amount of stock-based compensation expenses in relation to awards (a), (b) and (c) above is $3,455,680 for the year ended September 30, 2022 (2021: $nil, 2020: $nil).

(d)	In addition, on November 1, 2021, the Company granted an aggregate of 90,000 performance-based share (the “Performance Shares”) to Chief Executive Officer and Chief Financial Officer. The Performance Shares are subject to a one-year vesting provision whereby the total Performance Shares become exercisable at the end of September 30, 2022 if the Company’s sales increase achieved a targeted percentage determined by the Company. Since the Company has not met the sales increase target for the year ended September 30, 2022, the share-based compensation expense in relation to the Performance Shares have not been recognized during the year ended September 30, 2022.

A summary of stock-based compensation expense for the years ended September 30, 2022, 2021 and 2019 is as follows:

	September 30, 2022	September 30, 2021	September 30, 2020
	US$	US$	US$
Common share awards	3,455,680	-	-
Stock option awards	1,357,369	-	-
Total	4,813,049	-	-

12. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	September 30, 2022	September 30, 2021	September 30, 2020
	US$	US$	US$
Numerator:
Net Income attributable to ordinary shareholders—basic and diluted	(6,071,229)	(1,084,313)	1,011,555

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	11,010,240	9,160,447	7,938,000

Earning per share attributable to ordinary shareholders —basic and diluted	(0.55)	(0.12)	0.13

13. Commitments and Contingencies

The Company had certain office leases and car leases in relation to its operations. These leases are classified as operating leases. Other than these operating leases, the Company does not have significant commitments, long-term obligations, or guarantees as of September 30, 2022 and 2021.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2023	$484,739
2024	469,120
2025 and thereafter	230,461
Total future minimum lease payments	$1,184,320
Less: imputed interest	(161,262)
Total operating lease liability	$1,023,058
Less: operating lease liability - current	461,161
Total operating lease liability – non current	$561,897

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

During the year ended September 30, 2022, the Company was involved in a dispute with another party (the “Plaintiff”) due to the similarity of the Company’s former name Elite Education Group International, Ltd with the Plaintiff’s business name. On July 21, 2022, the Company reached a settlement agreement with the Plaintiff by paying a sum of US$40,000 to the Plaintiff and also agreed to change the Company’s name to Epicquest Education Group International Limited. The US$40,000 was recorded in the consolidated financial statements for the year ended September 30, 2022.

14. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO

Due to related party balance

The related party balances of $140,000 as of September 30, 2022 and 2021 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

15. Segmented Information

The Company currently operate in a single reportable segment and is principally engaged in the business of foreign language educations. The Company’s revenue is primarily derived from its US subsidiary, QHI during the years ended September 30, 2022, 2021 and 2020.

As at September 30, 2022, long-term assets located in the U.S. and Canada were $8,220,921 or 83%, and $1,712,595 or 17% of the Company’s total long-term assets.

As at September 30, 2021, long-term assets located in the U.S. were $4,427,575 or 100% of the Company’s total long-term assets.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2022, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except the following:

(a)	On December 1, 2022, the Company, through its subsidiary of AEGC, exercised its conversion right whereby converting its convertible debt security into 100% of the shares of Davis College, Inc.