Form 20-F
period 2023-09-30
EpicQuest Education Group International Ltd
filed 2024-01-31
CIK 1781397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023.

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

(Exact name of Registrant as specified in its charter)

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

On September 30, 2023, the issuer had 11,998,173 shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐             No ☒

i

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” “EpicQuest Education,” “EpicQuest,” and “Company” refers to EpicQuest Education Group International Limited, a British Virgin Islands (“BVI”) company, and its subsidiaries, including Quest Holdings International LLC, an Ohio limited liability company (“QHI”); Quest International Education Center LLC, an Ohio limited liability company (“QIE”); Ameri-Can Education Group Corp., an Ohio corporation (“Ameri-Can”); Study Up Center LLC, an Ohio limited liability company (“SUPC”); Gilmore INV LLC, an Ohio limited liability company (“Gilmore”); SouthGilmore LLC, an Ohio limited liability company (“SouthGilmore”); Richmond Institute of Language Inc., a Canadian company, d.b.a. EduGlobal College (“RIL” or “EduGlobal College”); Highrim Holding International Limited, a Canadian company (“HHI”); and Skyward Holding International Limited, a Canadian company (“Skyward”).

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2023, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.2960 to $1.00.

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

We have generated revenues of $5,712,480 and $6,330,428, and had net (loss) of $(7,173,125) and $(6,128,442) for the fiscal years ended September 30, 2023 and 2022, respectively. We expect that both our revenues and our operating expenses will increase as we expand our business. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Any significant failure to realize anticipated revenue growth from our new and existing lines of business and/or manage operating expenses in line with revenue forecasts, could result in continued operating losses. As such, we cannot assure you that we will maintain profitability.

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

The continuing effects of the COVID-19 pandemic and its impact are highly unpredictable and could be significant, and could harm our business, financial condition, and operating results.

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, suspension of in-person attendance of academic programs, cessation of certain travel and business closures. Following this outbreak, in February 2020, the Company’s Beijing office was temporarily shut down and employees worked remotely. In March 2020, the Company gradually resumed its operations. During the early stages of the outbreak, we moved all our marketing activities into a virtual or online format. Since January 2020, we increased the number and variety of online activities including online guidance classes and online service training sessions, so as to maintain potential student interest and student enrollment rates. Additionally, during the early stages of the COVID-19 pandemic, most of the programs at Miami University were delayed or postponed. As of September 30, 2022, 80 students who had been admitted to the English Language Program at the Miami University Regional Campuses, paid full tuition fees as compared to 136 students for the same period in the previous year, but a total of 89 students, including those admitted in 2022 and some from the previous year, arrived at the Miami University campus for the beginning of the Fall 2022 term. When a new wave of COVID-19 pandemic occurred in China starting in November 2022, our recruiting activities for the spring and summer semesters of the 2022-23 academic year were again significantly affected. After maintaining online promotion activities and hosting a limited number of in-person marketing activities, the Company resumed its normal recruiting activities in February 2023, and we attracted new students who enrolled in the study abroad programs in the Fall 2023 semester, which started late August 2023. We expect that the Beijing office will maintain some online promotion activities and will host in-person marketing activities.

Parents’ and students’ interest in such travel and education abroad opportunities may be adversely affected by the COVID-19 pandemic and future pandemics. Our business, operations and financial performance have been, and may continue to be, affected by the macroeconomic impacts resulting from COVID-19, and as a result, our revenue growth rate and expenses as a percentage of our revenues in future periods may differ significantly from our historical rates, and our future operating results may fall below expectations. The extent to which our business will continue to be affected will depend on a variety of factors, many of which are outside of our control, including the persistence of the pandemic, impacts on economic activity, and the possibility of recession or continued financial market instability. We currently believe that our financial resources will be adequate to sustain the Company’s operations through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

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

Substantially all of our revenue is currently derived in China and, historically, a portion of our operations have been conducted in China through Quest Holding International LLC (QHI). Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company to conduct the business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of the securities we are registering for sale. Implementation of any industry-wide regulations directly targeting our business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors in our company face potential uncertainty from the actions taken by the PRC government.

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

Because our student enrollment may depend on our students’ and potential students’ and their parents’ levels of disposable income, perceived job prospects and willingness to spend, our business and prospects may be affected by economic conditions in China or globally. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession; and since 2020 the world economy has been facing the challenges related to the global COVID-19 pandemic, including supply chain challenges and inflationary pressures. The recovery from the lows of 2008 and 2009 was uneven and is continuously facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. In addition, the global recovery from the lows in 2020 and the COVID-19 pandemic remain slow and inconsistent. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. A decline in the economic prospects in the mechanics and other industries could alter current or prospective students’ spending priorities and the recruiting demand from workers in these areas. We cannot assure you that education spending in general or with respect to our course offerings in particular will increase, or not decrease, from current levels. Therefore, a slowdown in China’s economy or the global economy may lead to a reduction in demand for mechanics or other training covered by our courses, which could materially and adversely affect our financial condition and results of operations.

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

As of December 31, 2023, Messrs. Zhang and Wu hold approximately 59.18% and 8.12% of our outstanding shares, respectively. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by such individual or their affiliates will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

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

Lack of experience of our management team as officers of a publicly traded company may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent registered public accounting firm certifications that the Sarbanes-Oxley Act requires publicly traded companies to obtain.

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

Our corporate affairs is governed by our memorandum and articles of association, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

The trading prices of our common shares is volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our common shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our shares. In addition to the above factors, the price and trading volume of our common shares may be highly volatile due to multiple factors, including the following:

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

Our corporate affairs are governed by our memorandum and articles of association, the BVI Business Companies Act, 2004, as amended (the “BVI Act”), and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

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

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2024. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.235 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our IPO;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated filer” as defined under the federal securities laws.

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

As a company incorporated in the BVI and listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the BVI, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on the home country practice with respect to our corporate governance, except that we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding common shares. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. If we choose to follow any additional home country practices in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

Highrim Holding International Limited (HHI) was set up in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EpicQuest. It acquired 80% of the ownership of Richmond Institute of Languages (d.b.a. EduGlobal College) located in Vancouver, British Columbia, Canada in January 2022. As a wholly owned subsidiary of HHI, Study Up Center LLC (SUPC) was set up on April 27, 2022, in Ohio to coordinate and administer university and college student support services, provide academic guidance and advice for international students, and assist them in selecting and applying to educational institutions and completing the application process. As a wholly owned subsidiary of HHI, Skyward Holding International Limited (Skyward) was set up in June of 2023 in Canada. Skyward serves as the holding company of our Sri Lanka recruiting office, which opened on September of 2023, and focuses on recruiting students in Southeast Asia and the Middle East regions.

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

On November 24, 2021, the Company entered into: (i) a stock purchase agreement with Ameri-Can Education Group Corp. (Ameri-Can), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, which were consummated on November 26, 2021, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1.25 million in cash and the issuance of 201,613 common shares of the Company (the “Purchaser Shares”) to the Sellers; and (ii) $2.5 million in cash to Ameri-Can. Of the remaining 30% of the equity Ameri-Can not held by the Company, 10% is held by one Seller and represents non-voting and non-dilutable equity. Each Seller receiving Purchaser Shares agreed that for a period of six months from the closing date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agreed to enter into a sales plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the closing date, the Company agreed to repurchase any Purchaser Shares not sold at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. A share-repurchase agreement was signed on November 24, 2022, so the shares were bought back by EpicQuest at a price of $6.20.

Ameri-Can’s primary asset is convertible debt with Davis College, Inc., which operates Davis College (“Davis”) in Toledo, Ohio, pursuant to which Ameri-Can had the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. Effective on December 1, 2022, the change of control was completed and the convertible debt was converted to 100% ownership of Davis College Inc. held by Ameri-Can. In November of 2023, the conversion of Davis College to Davis University was approved by regulatory authorities. This new designation reflects the breadth of Davis University’s academic programs including current and planned four-year degree programs which offer students a wide range of avenues to pursue different levels of education.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (“EduGlobal Holdings”) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College (EduGlobal College), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings. The initial purchase price for EduGlobal College was C$1.0 million (US$0.8 million), and the Company assumed up to C$200,000 (US$160,000) in certain liabilities of the college. In addition, the Company agreed to invest an additional C$3.0 million (US$2.4 million) over a two-year period in EduGlobal College to be used for the enhancement of its educational programs, increased student enrollment and general campus improvements. Further, on the three-year anniversary of the agreements, if EduGlobal College has not achieved certain financial and student enrollment metrics, the Company has the right to sell its 80% equity position back to EduGlobal Holdings for C$1.0 million (US$0.8 million) plus the sum of its investments in the college, up to an additional C$3.0 million (US$2.4 million). On March 31, 2023, pursuant to a purchase agreement by and between HHI, EduGlobal Holdings, EduGlobal College and Sylvester Chen, dated that same date, HHI acquired the remaining 20% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings for a purchase price of C$250,000 (US$187,505). As a result of acquiring the remaining 20% of the issued and outstanding shares of EduGlobal College, EduGlobal College is now 100% owned by HHI.

In 2023, EpicQuest established a wholly owned subsidiary, Gilmore INV LLC (Gilmore), in Ohio, for the purposes of kinesiology and recreation education programs to be offered by both of EpicQuest’s owned and operated institutions, Davis University and EduGlobal College. Another entity SouthGilmore LLC (SouthGilmore) was also formed in 2023 to organize sports-related entertainment projects. SouthGilmore is 40% owned by Gilmore, with EpicQuest Education maintaining control of its Board of Directors and heading its management team.

Our capital expenditure amounted to approximately $14,231 and $51,410 for the years ended September 30, 2023 and 2022, respectively. The capital expenditures were primarily used for purchases of property and equipment.

On January 8, 2024, the Company consummated pursuant to a Securities Purchase Agreement (the “January Purchase Agreement”) an offering with certain accredited investors for the sale by the Company of (i) 400,000 ordinary shares of the Company, par value $0.0016 per share (“ordinary shares”) and (ii) warrants to purchase up to an aggregate of 400,000 ordinary shares (the “January Warrants”), in a private placement offering. The combined purchase price of one ordinary share and accompanying January Warrant was $2.00. Subject to certain ownership limitations, the January Warrants are exercisable upon issuance. Each January Warrant is exercisable into one ordinary share at a price per share of $2.00 (as adjusted from time to time in accordance with the terms thereof) and will expire on the fifth anniversary of the date of issuance. The gross proceeds to the Company from the private placement was $0.8 million, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the January Warrants. The Company intends to use the net proceeds from this offering for general corporate purposes.

Pursuant to the January Purchase Agreement, the Company agreed to file as soon as practicable (and in any event within 30 calendar days of the date of January Purchase Agreement) a resale registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering all ordinary shares sold to investors and the ordinary shares issuable upon exercise of the Warrants, and to cause the Resale Registration Statement to become effective by March 1, 2024, or April 1, 2024 assuming a review of the Resale Registration Statement by the Commission. The ordinary shares, the January Warrants, and the ordinary shares issuable upon exercise of the January Warrants were sold and issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D promulgated under the Securities Act as sales to accredited investors.

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

B. Business Overview

Overview

EpicQuest Education Group International Limited (EpicQuest) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017. As a wholly-owned subsidiary of EpicQuest, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Quest International Education Center LLC (QIE) was set up on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI. Gilmore INV LLC (Gilmore) was formed in 2023 and is a wholly-owned subsidiary of EpicQuest. SouthGilmore LLC (SouthGilmore) is 40% owned by Gilmore, with EpicQuest Education maintaining control of SouthGilmore’s Board of Directors and heading its management team. Highrim Holding International Limited (HHI) was set up in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EpicQuest. Study Up Center LLC (SUPC) was set up in April 2022 in Ohio, and it is a wholly-owned subsidiary of HHI. Skyward International Holding Limited (Skyward) was formed in June of 2023, and is a wholly-owned subsidiary of HHI. Skyward also serves as the holding company of the Company’s Sri Lanka recruiting office opened in September of 2023.

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries. We do not utilize any variable interest entities.

We have agreements with the Regional Campuses of Miami University of Ohio, one of the oldest public universities in the country, to offer our services to Chinese students interested in studying in the United States. Located in southwestern Ohio and established in 1809, Miami University has 7 colleges, 5 different campuses, and the campus population of approximately 25,000. Known as a “public Ivy,” the university offers more than 120 undergraduate, 60 graduate and 13 Ph.D. degrees. Currently, our agreements with Miami University have extended to the Middletown and Hamilton campuses. After two years of online courses, our students returned to Ohio for in-person classes at the Miami University Regional Campuses starting in August 2022.

On May 24, 2023, Quest Holding International LLC (QHI), a wholly owned subsidiary of EpicQuest, entered into a Memorandum of Agreement with Miami University (the “Miami Agreement”). The Miami Agreement sets forth the terms pursuant to which QHI is to recruit international students residing outside of the United States for admission to the Miami University English Language Center at the Miami University Regional Campuses. The Miami Agreement has a five-year term, as compared to the previous three-year term agreements with Miami University. The Miami Agreement was effective as of July 1, 2023, and will terminate in accordance with its terms on June 30, 2028.

As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can Education Group Corp. (Ameri-Can), which, as of December 2022, owns Davis College (now Davis University), a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to universities for students to pursue Bachelors’ degrees. We believe that Davis offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the U.S., the foundation of our global expansion strategy. Davis has arrangements with 7 international universities to offer students a variety of pathways toward completing their Bachelor’s degrees. In recent months, Davis has established non-binding Memorandums of Understanding with several global institutions. Among these institutions are the International College of Business and Technology (ICBT Campus) of Sri Lanka, Isabela State University of the Philippines, PSB Academy of Singapore, and Anhui Business College of China.

In June of 2023, Davis College was approved by the Higher Learning Commission (HLC) to offer a four-year Bachelor of Science in Business degree. The HLC is an independent corporation and is one of seven regional accreditors in the U.S. that accredits degree-granting post-secondary educational institutions in order to help assure the quality of higher education. Effective November 18, 2023, the conversion of Davis College to Davis University was approved by regulatory authorities. This new designation reflects the breadth of Davis University’s academic programs including current and planned four-year degree programs which offer students a wide range of avenues to pursue different levels of education. On September 12, 2023, the HLC approved Davis for all of its education courses and programs that are offered online. HLC indicated that since Davis met the threshold requirement for online education, it does not need to seek further online education approvals from HLC.

As of September 30, 2023, Davis has enrolled 102 international students for the first academic quarter of 2023 (from August 21, 2023, to November 3, 2023). This compares with 35 international students that were enrolled at Davis in this same academic quarter in 2022, and 18 international students that were enrolled in this same academic quarter in 2021. The substantial increase in international enrollment for the first academic quarter of 2023 includes 50 international students through an agreement with Chongqing Technology and Business Institute and 42 international students through the Company’s foundational programs in China. On July 1, 2023, Davis entered into an agreement with Beijing New Oriental Vision Overseas Consulting Co., Ltd. (“New Oriental Consulting”) whereby New Oriental Consulting will act as a non-exclusive recruiting agent for Davis for a period of three years. New Oriental Consulting is the largest recruitment agent for students in China and recruits for colleges and universities in the U.S. and around the world. On August 10, 2023, Davis entered into an agreement with Peking University School of Education for a two-year continuing education and training program. During the first two years of this program, Davis students take course work on the main campus of Peking University; the remainder of the course work is to be taken at the Davis campus in Toledo, Ohio, leading to the attainment of degrees. The education program with Peking University, a preeminent university in China, began on September 1, 2023, with an enrollment to be capped at 50 Davis students. Peking University is regarded as one of the largest and highest ranked universities in China.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (EduGlobal Holdings) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College (EduGlobal College), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings. This acquisition provided us with an opportunity to further develop EduGlobal’s innovative educational programs of English proficiency training and academic programming that was student-centric and were among the highest in academic quality. EduGlobal previously signed an Academic Articulation Agreement (the “Agreement”) with Algoma University (“Algoma”). The Agreement establishes a seamless pathway for EduGlobal students who have successfully completed its International Undergraduate Pathways Program (iUPP) and the English for Academic Purposes (EAP) Program to complete baccalaureate degrees and graduate certificates at Algoma’s campuses in Brampton and Sault Ste. Marie. The Agreement is an important element of the Company’s strategic plan; EpicQuest is intent upon exploring additional opportunities to expand into the Canadian education market. On March 31, 2023, HHI acquired the 20% remaining equity of EduGlobal College from EduGlobal Holdings. The acquisition price of the remaining 20% of the equity in EduGlobal was C$250,000 (US$186,131). This acquisition of the 20% of the remaining equity in EduGlobal resulted in EduGlobal College being 100% owned by HHI. EduGlobal College (“EduGlobal”) has signed a Memorandum of Understanding and Articulation Agreement with Corpus Christi College, located in Vancouver, Canada, and an Articulation Agreement with Academy of Learning, which has learning campuses throughout Canada. The agreements provide for ongoing collaborations between EduGlobal and the two institutions of higher learning.

As a wholly owned subsidiary of HHI, Skyward was set up in June of 2023 in Canada. Skyward serves as the holding company of our Sri Lanka recruiting office which opened on September of 2023 and focuses on the recruiting students in Southeast Asia and the Middle East regions.

In 2023, EpicQuest established a wholly owned subsidiary, Gilmore INV LLC (Gilmore), in Ohio, for the purposes of organizing sport-related exhibition matches, and kinesiology and recreation education programs to be offered by both of EpicQuest’s owned and operated institutions, Davis University and EduGlobal College. Another entity SouthGilmore LLC (SouthGilmore) was formed in 2023 to organize sports-related entertainment projects such as exhibition matches. SouthGilmore is 40% owned by Gilmore, with EpicQuest Education maintaining control of its Board of Directors and heading its management team.

On November 23, 2023, SouthGilmore entered into a contract (the “AFA Agreement”) with the Argentine Football Association (the “AFA”) pursuant to which the parties agreed that the Argentina Men’s National Soccer Team to play two exhibition matches in China. The two international friendly matches will take place between March 18-26, 2024 between the Argentine men’s national soccer team and similar opponents in China. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was paid in connection with the execution of the Agreement, and $7.5 million will be paid in February 2024. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The Company has agreed to fund 50% of the payments due from SouthGilmore to the AFA pursuant to the Agreement.

We entered into an agreement with The Education Group (London) Ltd whereby we agreed to recruit students from China for admission to the University of the West of Scotland. We have also been operating as a recruiting agent for admission to Coventry University for the 2021-2022 academic year.

QHI develops specific education goals and plans for each student enrolled in our program and provides a safe and structured environment and support services so that students can focus most of their attention on academic studies.

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

Such pre-attendance services coordinated by our PRC office with no charge include information support and counseling services for students and parents. In addition, we provide the following services:

●	Language Test Training Counseling – we provide International English Proficiency Test (ITEP) counseling, registration, test placement and test scores for students with no or poor language skills;

●	Admission application – our professional personnel reviews and provides feedback on student application materials;

●	Visa Counseling – our personnel provide visa counseling and guidance services for the student applicants;

●	Pre-departure guidance – we offer logistical and organizational support for the student applicants prior to their departure to the educational institutions; and

●	Accommodation arrangements – we pick-up and drop-off the students at the point of arrival.

The services after arrival include, among others:

●

Pick-up service – upon arrival, our U.S. office opens and maintains a 24-hour hotline to coordinate with Miami University for pick-up and ensures that each student arrives at and settles in dormitories safely;

●	Welcome service – we coordinate with Miami University whose staff members offer a two-week orientation;

●	Dormitory services – our dormitory administrators are on duty 24 hours per day and 7 days per week (these facilities are not owned, maintained, operated or are part of Miami University);

●	Catering services – we maintain a Chinese restaurant consisting of Chinese chefs and culinary staff near student dormitories to offer several meals a day to our students;

●	Academic guidance – with the help of professionally retained tutors, we offer academic guidance to help students choose and plan their career development;

●	Internship services – we arrange for various types of internships and social practice activities throughout the academic calendar to help students with their future employment, educational and social prospects; we believe these services also help to develop their problem solving skills, workplace and emotional intelligence training; and

●	Shuttle bus services – our staff offer shuttle bus services to cater to students’ needs.

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

More importantly, a vital component of EpicQuest’s strategic growth plan is to become increasingly involved with international collaborations in order to leverage their distinct academic programming and unique culture of learning. The Company is intent upon offering enhanced globalized learning to its students as well as pathway programs to achieve advanced university degrees. A vital component of the Company’s growth plan is to build cross-border relationships and to make strategic acquisitions around the globe to establish EpicQuest as a truly international service provider of higher learning. In November 2022, the Company expanded its international growth strategy with its signing of a non-binding Memorandum of Understanding (“MOU”) with ICBT Campus of Sri Lanka (“ICBT”). The MOU articulates specific partnership programs and collaboration activities between Davis College and EduGlobal College, the Company’s two colleges in which it has controlling interests, and ICBT. With this MOU, EpicQuest is continuing to implement our strategic growth plan to enter international educational markets. We intend to develop numerous collaborative programs with renowned higher education institutions where we can achieve meaningful opportunities to enhance our students’ educational experience. During this time, we intend to open additional projects in new markets, including Vietnam, Hong Kong, and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities. On September 4, 2023, the Company opened a recruiting office in Sri Lanka to serve as its main hub to attract students from Southeast Asia and the Middle East for its owned and operated colleges, Davis College (now Davis University) and EduGlobal College. In addition to the opening of the Sri Lanka recruiting office, EduGlobal College signed a non-exclusive MOU with Apex, a career college based in London, whose purpose is for Apex to use its best efforts to recruit qualified students in Sri Lanka for EduGlobal Colleges educational programs.

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

Projects

●

Miami University (Regional Campuses) Project. As of September 30, 2023, a total of 60 students who had been admitted to the English Language Program at the Miami University Regional Campuses and paid full tuition fees However, as of January 25, 2024, a total of 16 students have confirmed to join the English Language Program at the Miami University Regional Campuses. Given that China has taken steps to relax travel restrictions, we believe the number of students admitted to our program at the Miami University Regionals may increase back to levels similar to previous years.

Davis University Project. As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can, which, as of December 2022, owned Davis College (now Davis University), a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to universities for students to pursue Bachelors’ degrees. We believe that Davis offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the U.S., the foundation of our global expansion strategy. As we engage in the administration of Davis and its curriculum, we plan to develop new educational programs at Davis to provide an optimal academic experience for our students. We believe that this will enable us to substantially heighten our recruitment efforts both domestically and internationally as we offer students a broader set of academic and career-training options that match their life goals. As a key element of our strategic growth plan, we will continue to target educational institutions that meet our acquisition criteria and that offer high potential synergies. We plan to prioritize domestic recruiting with an initial focus on Ohio and Michigan to substantially increase the student body at Davis which we believe has ample room for growth. We also envision the acquisition as an opportunity to implement innovative education programs that are both broad and flexible in order to provide an enriched experience for our students. We plan to recruit students from China and other Asian countries and deploy the academic model we established at the Miami University Regional Campuses where we provide English language support for our international students as well as dormitories and on-campus support. We believe that our entry into the career-oriented community college field will help us to recruit international students from China as well as to help us to enter the Southeast Asian markets. The acquisition is consistent with the recent announcement by the Chinese government to emphasize practical, career-training education which includes promoting participation of publicly listed and industry-leading companies.

In June of 2023, Davis College was approved by the Higher Learning Commission (HLC) to offer a four-year Bachelor of Science in Business degree. The HLC is an independent corporation and is one of seven regional accreditors in the U.S. that accredits degree-granting post-secondary educational institutions in order to help assure the quality of higher education. Effective November 18, 2023, the conversion of Davis College to Davis University was approved by regulatory authorities. This new designation reflects the breadth of Davis University’s academic programs including current and planned four-year degree programs which offer students a wide range of avenues to pursue different levels of education. In 2023, EpicQuest established a wholly owned subsidiary, Gilmore INV LLC (Gilmore), in Ohio, for the purposes of organizing sport-related exhibition matches, and kinesiology and recreation education programs to be offered by both of EpicQuest's owned and operated institutions, Davis University and EduGlobal College. Another entity SouthGilmore LLC (SouthGilmore) was also formed in 2023 to organize sports-related entertainment projects. SouthGilmore is 40% owned by Gilmore, with EpicQuest Education maintaining control of its Board of Directors and heading its management team.

●	Canada Project. QHI has begun its exploration of the Canadian markets with the intent to replicate the Miami University (Regional model). On January 15, 2022, HHI entered into agreements with Canada EduGlobal Holdings Inc. (EduGlobal Holdings) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College (EduGlobal College), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings in order to achieve geographical diversification. On March 31, 2023, HHI acquired the 20% remaining equity of EduGlobal College from EduGlobal Holdings, resulting in EduGlobal College being 100% owned by HHI. EduGlobal College has signed a Memorandum of Understanding and Articulation Agreement with Corpus Christi College, located in Vancouver, Canada, and an Articulation Agreement with Academy of Learning, which has learning campuses throughout Canada. The agreements provide for ongoing collaborations between EduGlobal College and the two institutions of higher learning.

●	UK University Collaborative Project. Starting in 2021, we also began working with two premier UK universities (University of the West of Scotland (UWS) and Coventry University (CU)). UWS has four campuses across the west and southwest of Scotland and one campus in Central London. UWS offers a range of career-focused undergraduate, postgraduate and research degree opportunities across its four academic schools that serve approximately 17,000 students from more than 70 countries. UWS is recognized as a top 600 university worldwide by Times Higher Education (2020 World University Rankings). CU has two principal campuses, one in the center of Coventry, England, where the majority of its operations are located, and one in Central London which focuses on business and management. CU also governs other higher education institutions, CU Coventry, CU Scarborough and CU London. CU has more than 29,000 undergraduate and 6,000 postgraduate students. CU is ranked first in the Midlands (Central England) among modern universities according to The 2021 Guardian University Guide.

●	Developing Market Cooperation in Southeast Asia and other countries and regions: We intend to open additional projects in new markets, including Vietnam, Hong Kong, and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities. On September 4, 2023, the Company opened a recruiting office in Sri Lanka to serve as its main hub to attract students from Southeast Asia and the Middle East for its owned and operated colleges, Davis University and EduGlobal College. In addition to the opening of the Sri Lanka recruiting office, EduGlobal College signed a non-exclusive MOU with Apex, a career college based in London, whose purpose is for Apex to use its best efforts to recruit qualified students in Sri Lanka for EduGlobal Colleges educational programs.

China Markets

●	Partnering with High Schools. Presently, we maintain business relationships with more than ten high schools in China and seek to expand that base. We believe the benefit of such relationships is in (i) students’ familiarity and comfort with our programs, and (ii) expansion of our brand and influence in the target demographic.

●	Continuous Expansion of the Chinese International Student Service Center. Since 2015, QHI has established cooperative relationships with many Chinese International Student Service Centers. Currently, three universities have listed our program as their main study abroad recommendation.

●	QHI University Cooperation Project. In order to provide higher quality study abroad programs, QHI has established cooperation projects with universities to allow Chinese students to obtain 1-2 years’ worth of college credits at North American colleges and universities. Presently, we maintain relationships with multiple such institutions and are looking to further expand.

●	Domestic Preparatory Training. We believe that the vast majority of English language programs are in need of improvement. We believe, however, that this is one of the Company’s strengths and intend to open training facilities nationwide to combine English language programs with university credit hours, as a cost saving measure for Chinese students who plan to study abroad.

●	Additional Facilities. In response to China’s current policy designed to attract more students to study in China, QHI has planned to recruit students from the Belt and Road countries.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and will continue contributing to our growth and success.

●	Comprehensive Service After Study. We believe that our post-study services are one of the most important reasons why agents and parents choose us. After students arrive in the United States, QHI provides comprehensive services for students, including pick-up services, student dormitory accommodation arrangements, safety guidance for freshmen, academic guidance, guidance for further education, legal aid and medical escort. To our knowledge, no other education group offers similar services.

●	High Success Rate. Our track record shows that virtually all students, irrespective of their background or grades, can progress academically. We are so confident in the quality of our services that we offer an investment guarantee with respect to the progress and graduation of our students.

●	High Barrier to Entry: We believe that it is very difficult to replicate our business model due to the inherent challenges related to reaching recruiting agreements with universities in North America, especially those ranked as high as, or higher than, Miami University, the dormitories and catering services that we provide for students (these facilities are not owned, maintained, operated or are part of Miami University), and our relationships in China. We believe that these elements provide us with competitive advantages in the marketplace.

Sales and Marketing

We recruit prospective students from various parts of China. Namely, our sales and marketing staff have operations in four large regions (North, South, East and West) that cover nearly the entire territory of the country, with North and West of the country being covered by the members of the sales team. During the years since our inception in 2012, the number of annual student applications and enrollments has increased dramatically. Our marketing strength lies in our flexibility since we can cooperate with all types of study abroad service providers and educational institutions, irrespective of their size, because all of them are tasked with providing prospective student referrals. Our marketing channels include:

●	Study Abroad Agencies. Currently, we have established cooperation with the five largest study abroad agencies in China. Among them, New Oriental Education, JJL Education and Shinway Education have signed a cooperation agreement of a gradient commission system starting from $4,000 per student with us. Our agreement with EIC Education has a $3,000 per student non-gradient commission system.

●	B2B Study Abroad Companies. We have B2B arrangements with GEA, Puri, and H&B. Since a large portion of our current students come from small organizations and individual agents, we can integrate a comprehensive management system to more effectively manage the large number of agents before shifting entirely to B2B.

●	International High School/Language Programs. In addition to presentations made by US university representatives, we incorporate summer camps, online courses, English placement tests, student leadership development programs, instructor visits and parental visiting groups to enhance prospective student interest.

●	University Foundation Programs. These programs introduce new students to our services; we also administer admissions support, online courses, English placement test, application and visa support, seminars with lecturers, track records of previous enrollees and parent visiting groups on top of the standard demonstration classes to grow the number of recruits. On August 10, 2023, for instance, Davis entered into an agreement with Peking University School of Education for a two-year continuing education and training program. During the first two years of the program, Davis students take course work on the main campus of Peking University; the remainder of the course work is to be taken on Davis; campus in Toledo, Ohio, leading to the attainment of degrees.

Presently, there are two teams of marketing department members who are responsible for different regions across China, with one person to specifically focus on building partnerships with Chinese vocational colleges. Our sales personnel mainly rely on on-site visits and training models to develop and maintain our customer base. We also believe that strengthening of online training programs in combination of streamlining the network of training models can effectively reduce the cost of travel. We intend to develop a virtual library of new media training resources segmented by various topics to simplify training and consulting time and improve efficiency. We also intend to implement training programs such as seminars on writing business English email, commercial business communications, PPT production, presentation skills and sales consulting skills to increase the sales capacity of all personnel.

Geographic Scope of Our Operations

During the fiscal year ending September 30, 2023, our study body consisted of both domestic and international students, while most of our customers were still Chinese residents. Furthermore, the Company is expanding to other international markets through Davis University and EduGlobal College, and believes that in the next fiscal year, more students from countries other than China will join our programs.

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

As of September 30, 2023, the Company had 38 full-time and 22 part-time employees, of which 49 were located in the U.S., 10 were located in Canada, and 1 was located in Sri Lanka.

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

Most of our revenue is remitted to us in U.S. dollars, and all the bank accounts owned by us, other than those owned by Richmond Institute of Languages (RIL) located in British Columbia, Canada, are located in Ohio. The rest of our revenue is remitted to RIL in Canadian dollars, and the bank accounts owned by RIL are located in British Columbia, Canada. There are no restrictions on our ability to transfer cash between us, our Ohio-based subsidiaries and our Canadian subsidiary, and investors. The typical structure of cash flows through our organization is as follows: (i) our subsidiaries, which conduct our operations, receive cash from our operations; and (ii) to the extent EpicQuest requires cash for its expenses, the subsidiaries satisfy such obligations through intercompany loans made to EpicQuest.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), on December 16, 2021, the U.S. Public Company Accounting Oversight Board (the “PCAOB”) issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, which sets out specific arrangements on conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marks an important step towards resolving the audit oversight issue that concern mutual interests and sets forth arrangements for both sides to cooperate in conducting inspections and investigations of relevant audit firms, and specifies the purpose, scope and approach of cooperation, as well as the use of information and protection of specific types of data. As of the date hereof, our auditor, ZH CPA, LLC, is not among the auditor firms listed on the HFCAA determination list, which list notes all of the auditor firms that the PCAOB is not able to inspect. However, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB, determines that it cannot inspect the work papers prepared by our auditor and that as a result an exchange may determine to delist our securities.

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

As of the date of this annual report, none of our subsidiaries has declared or paid any dividends or made any distributions to EpicQuest, nor does any of them have intention to do so. As of the date of this annual report, EpicQuest has not declared any dividend and does not have a plan to declare a dividend to its shareholders.

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

Properties

Our principal executive office is located 1209 N. University Blvd, Middletown, OH 45042. We own this property. In addition, the Company manages and operates one dining hall. We maintain property insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently own are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. We also rent Unit 500 and Unit 550 at 628 6th Avenue, New Westminster, British Columbia, Canada for HHI and EduGlobal College. The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda.

C. Organizational Structure

The following chart illustrates EpicQuest Education’s organizational structure as of January 25, 2024:

D. Property, plant and equipment

Our principal executive office is located 1209 N. University Blvd, Middletown, OH 45042. We own this property.

In addition, the Company manages and operates 11 apartment buildings/dormitories at 1061-1099 Park Lane, Middletown, OH, 45042, and one dining hall is 1209 N. University Blvd, Middletown, OH 45042. We maintain property insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently own are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. We also rent Unit 500 and Unit 550 at 628 6th Avenue, New Westminster, British Columbia, Canada for HHI and EduGlobal College. The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda.

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

A. Operating Results

We were founded in 2012. Our revenue is primarily derived from English education programs for the years ended September 30, 2022 and 2021 and from English education programs and professional training programs for the year ended September 30, 2023.

Our revenue for the year ended September 30, 2023 decreased by US$0.6 million as compared to that of the year ended September 30, 2022. These decreases were mainly due to the net effect of: i) a US$2.4 million decrease in revenue from our English education program due to the continuing effects of the COVID-19 pandemic. When a new wave of COVID-19 pandemic occurred in China starting in November 2022, our recruiting activities for the spring and summer semesters of the 2022-23 academic year were again significantly affected; and ii) a US$1.8 million increase in revenue from professional training programs due to the inclusion of our newly acquired Davis College subsidiary in 2023. Our operating expenses decreased by US$0.1 million compared to fiscal 2022 primarily due to the decrease in our general administrative expenses. Our income tax expenses increased by US$0.5 million compared to fiscal 2022 primarily due to the new valuation allowance provided in 2023 based on the Company’s assessment of its ability to use the temporary deductible differences in foreseeable future. Hence, our net loss for the year ended September 30, 2023 increased by US$1.0 million as compared to that of the year ended September 30, 2022.

Our revenue for the year ended September 30, 2022 increased by US$1.0 million as compared to that of the year ended September 30, 2021. These increases were mainly due to ease of COVID-19 travel restrictions in 2022 since US has lifted most of the COVID-19 restrictions during 2022. As such, students were able to return to US to attend classes. Our operating expenses increased by US$6.6 million compared to fiscal 2021 primarily due to the increase in our general administrative expenses as a result of stock-based compensations granted to our directors, officers and employees in fiscal 2022. Hence, our net loss for the year ended September 30, 2022 increased by US$5.0 million as compared to that of the year ended September 30, 2021.

As of September 30, 2023, our cash was US$5.3 million, including restricted cash. This represents a decrease of US$6.1 million from US$11.4 million as of September 30, 2022. The decrease is mainly due to the net operating loss in fiscal 2023.

Results of Operations

Years Ended September 30, 2023, 2022 and 2021

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2023	September 30, 2022	September 30, 2021

Revenues	$5,712,480	$6,330,428	$5,341,850
Costs of services	1,502,255	2,021,058	1,934,237
Gross profit	4,210,225	4,309,370	3,407,613

Operating costs and expenses:
Selling expenses	1,018,894	952,888	1,732,758
General and administrative	10,314,223	10,521,551	3,148,256
Total operating costs and expenses	11,333,117	11,474,439	4,881,014

Income (loss) from operations	(7,122,892)	(7,165,069)	(1,473,401)

Other income	(239,231)	(845,598)	(81,920)

Income (loss) before provision for income taxes	(6,883,661)	(6,319,471)	(1,391,481)

Income taxes expense (recovery)	289,464	(191,029)	(307,168)

Net loss	(7,173,125)	(6,128,442)	(1,084,313)

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2023	September 30, 2022	September 30, 2021

Revenues – English education program	$3,946,380	$6,330,428	$5,341,850
Revenues – professional training programs	1,766,100	-	-
Costs of services English education programs	837,055	2,021,058	1,934,237
Costs of services professional training programs	665,200	-	-
Gross profit	4,210,225	4,309,370	3,407,613
Gross profit margin %	74%	68%	64%

Revenue

Our revenues decreased by US$0.6 million or 10% in fiscal 2023 compared to fiscal 2022. These decreases were mainly due to the net effect of: i) a US$2.4 million decrease in revenue from our English education program due to the continuing effects of the COVID-19 pandemic. When a new wave of COVID-19 pandemic occurred in China starting in November 2022, our recruiting activities for the spring and summer semesters of the 2022-23 academic year were again significantly affected; and ii) a US$1.8 million increase in revenue from professional training programs due to the inclusion of our newly acquired Davis College subsidiary in 2023.

Our revenues increased by US$1.0 million or 18% in fiscal 2022 compared to fiscal 2021. The increase was mainly due to the ease of the COVID-19 travel restrictions during fiscal 2022. As a result, there were more students (230 students) registered in our 2021 Fall program compared to the 105 students registered in our 2020 Fall program.

Costs of services

Costs of services for English education program mainly related to the program fees that we paid to our partnered university which provides the English learning program to our students. The program fees are based on semester terms and are generally fixed per student and per semester. Costs of services for professional training programs mainly related to salary expenses incurred for instructors and employees that are directly involved in assisting the provisions of the program services.

Our costs of services in 2023 decreased by US$0.5 million or 25% compared to fiscal 2022, which is due to the net effect of: i) costs of services for English education programs decreased by US$1.2 million due to the decrease in revenue from English education program and the termination of cooperation with Dongbei University of Finance and Economics; and ii) costs of services for professional training programs increased by US0.7 million due to inclusion of the newly acquired Davis College’s operations in fiscal 2023.

Our costs of sales in 2022 increased by US$0.1 million or 4% compared to fiscal 2021, which is in line with the increase in our revenue in 2022.

Gross margins

Our gross margin in 2023 increased to 74% from 68% of 2022 primarily due to the net effect of: i) our gross margin for English education program for 2023 is 79% compared to 68% of 2022 due to more students resumed physical attendance of the English Program courses in the US due to the lifting of COVID-19 travel restrictions. Therefore, we did not need to pay the additional costs to a local university in China to provide online courses to students who went to US for in-class courses; and ii) our gross margin for professional training programs is 62% for 2023, which is the first year we had revenue from this revenue stream.

Our gross margin in 2022 increased to 68% from 64% of 2021 primarily due to our students started to resume physical attendance of the English Program courses in the US due to the lifting of COVID-19 travel restrictions. Therefore, we did not need to pay the additional costs to a local university in China to provide online courses to students who went to the US for in-class courses.

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Selling expenses

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2023	September 30, 2022	September 30, 2021

Selling expenses	$1,018,894	$952,888	$1,732,758

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs. Total selling expenses increased by US$0.07 million in 2023 compared to 2022. The increase is primary due to inclusion of the operating expenses of the newly acquired Davis University in 2023. The total selling expenses decreased by US$0.8 million in 2022 compared to 2021. The decrease is due to reduction in the Company’s marketing development activities during fiscal 2022.

General and administrative expense

General and administrative expense consist primarily of the following expenses:

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022	For the Year Ended September 30, 2021
Bank charges	$9,156	$8,982	$7,058
Depreciation expenses	407,384	252,097	126,234
Insurance	64,393	70,515	57,057
Office expenses	721,419	190,338	629,771
Professional	1,581,541	1,131,745	439,790
Rental expenses	694,067	496,054	396,263
Repairs and maintenance	3,169	64,317	33,883
Salary and benefits	2,246,993	1,043,343	1,328,671
Management service fee	2,430,000	2,160,000	-
Stock-based compensation	1,920,573	4,813,049	-
Sundry	121,915	177,153	35,634
Tax and licenses	34,362	87,942	85,321
Vehicle expenses	35,296	26,016	8,574
Impairment	14,019	-	-
Bad debt	29,936	-	-
Total	10,314,223	10,521,551	3,148,256

Our general administrative (“G&A”) expenses are generally fixed and will not significantly vary according to the changes of our revenue.

Our general administrative expenses remained relatively stable in 2023 compared to 2022, only slightly decreased by US$0.2 million. This was because there were no significant changes in our G&A activities in 2023 other than certain items such as salary and benefits. The significant increase in salary and benefits was due to the inclusion of the newly acquired Davis College subsidiary. The significant decrease in stock-based compensation in 2023 compared to 2022 was due to the share prices were lower in 2023 and the Company’s share-based compensation was mostly related to direct common shares granted to directors, officers and employees.

Our general administrative expenses increased by $7.3 million in 2022 compared to 2021, mainly due to the two new expense items, management service fees and stock-based compensation expenses with total amount of US$7.0 million incurred in fiscal 2022. During fiscal 2022, we entered into a management service agreement with a third-party who manages our Beijing Office branch on our behalf and in return receives a fixed monthly management fee from us. In addition, we granted some stock-based awards to our directors, officers and employees to compensate their work, whereas there was no such transaction in the periods before fiscal 2022. Certain other expense items such as depreciation expenses, professional, rental expenses and sundry also experienced slight increases in fiscal 2022 compared to fiscal 2021. This was mainly due to the acquisitions and incorporations of four new subsidiaries in total during 2022. As a result, business activities also increased.

Other income

Other income of US$0.2 million in fiscal 2023 is mainly related to government grant for COVID-19 relief. Other income of $0.8 million in fiscal 2022 is mainly related to gain from disposal of fixed assets. Other income for fiscal 2021 was immaterial.

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

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2023	September 30, 2022	September 30, 2021

Income tax expenses (recovery)	$289,464	$(191,029)	$(307,168)

The Company had an operating loss in 2022. The income tax recovery in 2022 is related to the deferred income tax assets recognized for the loss carryforward. The Company had an operating loss in 2023. The income tax expense in 2023 is related to new valuation allowance provide based on the Company’s assessment of its ability to use the temporary deductible differences in foreseeable future.

Net income (loss)

Net loss for the year ended September 30, 2022 was US$6.1 million, compared to the net loss of US$1.1 million for the year ended September 30, 2021, representing an increase in net loss of US$5.0 million.

Net loss for the year ended September 30, 2023 was US$7.2 million, compared to the net loss of US$6.1 million for the year ended September 30, 2022, representing an increase in net loss of US$1.1 million.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash raised from our last initial public offering, US$9.3 million, and cash generated by operating activities. As of September 30, 2023, 2022 and 2021, we had US$5.0 million, US$11.4 million, and US$16.5 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of English learning program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities and equity financing. On December 26, 2023, the Company completed a unit offering private placement and issued 400,000 units with unit price of $2.00, raising total gross proceeds of US0.8 million.

Cash Flow Summary

Years Ended September 30, 2023, 2022 and 2021

	For the year ended September 30, 2023	For the year ended September 30, 2022	For the year ended September 30, 2021
Net cash provided by (used in) operating activities	(5,252,527)	(4,613,697)	322,190
Net cash provided by (used in) investing activities	(877,635)	(651,480)	(514,529)
Net cash provided by (used in) financing activities	-	200,000	9,321,523
Effect of exchange rate changes on cash	(7,346)	(28,938)	-
Net increase (decrease) in cash	(6,137,508)	(5,094,115)	9,129,184
Cash at beginning of period	11,443,059	16,537,174	7,407,990
Cash at end of period	5,305,551	11,443,059	16,537,174

We had a balance of cash and cash equivalents of US5.3 million (including restricted cash) as of September 30, 2023, US11.4 million as of September 30, 2022, and a balance of US$16.5 million as of September 30, 2021. Historically, we mainly derived our cash inflow from operating activities. For the year ended September 30, 2021, we also derived US$9.3 million from financing activities in relation to our IPO.

Operating Activities:

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

1)

We had net loss of US$6.1 million for the year ended September 30, 2022. For the year ended September 30, 2021, we had net loss of US$1.1 million which led to a US$5.0 million increase in net cash outflow in operating activities.

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

6)

Change in income tax receivable in total used US$0.01 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change was a net cash outflow of US$0.5 million, which led to a US$0.5 million increase in net cash outflow from operating activities.

7)

Change in student deposits used US$0.6 million net cash outflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change was a net cash outflow of US$0.3 million, which led to a US$0.3 million increase in net cash outflow in operating activities.

8)

Change in non-cash items, including depreciation, non-cash lease expenses, gain/loss from disposal of fixed assets, deferred income taxes and stock-based compensation expenses, provided a total of US$4.0 million net cash inflow for the year ended September 30, 2022. For the year ended September 30, 2021, the change was a net cash outflow of US$0.1 million, which led to a US$4.1 million increase in net cash inflow in operating activities.

September 30, 2023 vs. 2022

Net cash used in operating activities was US$5.3 million for the year ended September 30, 2023, compared to net cash used in operating activities of US$4.6 million for the year ended September 30, 2022, represented a US$0.6 million increase in the net cash outflow in operating activities. The increase in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$7.2 million for the year ended September 30, 2023. For the year ended September 30, 2022, we had a net loss of US$6.1 million which led to a US$1.1 million increase in net cash outflow in operating activities.

2)	Change in prepaid expenses used US$1.3 million cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in prepaid expenses provided a US$0.6 million cash inflow, which led to a US$1.9 million increase in net cash outflow from operating activities.

3)	Change in accounts receivable generated US$0.2 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in accounts receivable provided US$0.1 million cash inflow, which led to a US$0.1 million increase in net cash inflow from operating activities.

4)	Change in accounts payable and accrued liabilities used US$0.2 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in accounts payable and accrued liabilities used net cash outflow of US$1.3 million, which led to a US$1.1million decrease in net cash outflow from operating activities.

5)

Change in deferred revenue generated US$0.2 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in deferred revenue used net cash outflow of US$1.3 million, which led to a US$1.5 million increase in net cash inflow from operating activities.

6)	Change in income tax receivable provided US$0.3 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change was a net cash inflow of US$0.01 million, which led to a US$0.3 million increase in net cash inflow from operating activities.

7)

Change in student deposits used US$0.04 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change was a net cash outflow of US$0.6 million, which led to a US$0.6 million decrease in net cash outflow in operating activities.

8)	Change in non-cash items, including depreciation, goodwill impairment, accretion of lease expenses, gain/loss from disposal of fixed assets, deferred income taxes and stock-based compensation expenses, provided a total of US$2.9 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change was a net cash inflow of US$4.0 million, which led to a US$1.1 million decrease in net cash inflow in operating activities.

Investing Activities:

September 30, 2023, 2022 and 2021

Net cash used in investing activities was US$0.5 million for the year ended September 30, 2021. It was primarily attributable to the net result of: 1) US$0.6 million used for purchase of property and equipment; and 2) collection of US$0.1 million for a note receivable.

Net cash used in investing activities was US$0.7 million for the year ended September 30, 2022. It was attributable to the net effects of: i) US$0.3 million net repayment of notes receivable; ii) net amount of US$1.9 million used in business and asset acquisitions; and iii) proceeds of US$1.9 million from sale of a real estate property.

Net cash used in investing activities was US$0.9 million for the year ended September 30, 2023. It was attributable to the net effects of: i) US$1.2 million used for share buyback; and ii) US$0.2 million used in acquisition of 20% share of a subsidiary; iii) net cash of US$0.6 million acquired from business and asset acquisitions; and iv) US$0.01 million used for purchase of property and equipment.

Financing Activities:

September 30, 2023, 2022 and 2021

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

For the year ended September 30, 2023, the Company did not have financing activities.

Off-balance Sheet Arrangements

The Company had not entered into any off-balance sheet transactions or arrangements as at the latest practicable date.

C. Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the years ended September 30, 2023, 2022 and 2021.

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

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented in the notes to our consolidated financial statements included in “Item 18: Financial Statements” presented in this Form 20-F, which summarize the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

Business Combinations

Accounting for business combinations requires management to make significant estimates and assumptions, particularly for the valuation of intangible assets. The fair value of intangible assets are based upon widely-accepted valuation techniques, including discounted cash flows, multi period excess earnings method, replacement costs, and relief from royalty method, depending on the nature of the assets acquired or liabilities assumed. Inherent in each valuation technique are critical assumptions, including future cash flows and growth rates, gross margins, attrition rates, royalty rates, discount rates, and terminal value and forecast period assumptions. The discount rates used to discount expected cash flows to present values are typically derived from a weighted average cost of capital analysis and adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results.

Goodwill

Goodwill is not amortized, but it is tested annually for impairment as of September 30, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. The reporting units that contain goodwill include Professional Training Program reporting unit and Other reporting unit.

We have the option of performing a qualitative assessment of a reporting unit to determine whether a quantitative impairment test is necessary. A qualitative assessment involves evaluating factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the reporting unit to which goodwill belongs is less than its carrying amount. If the qualitative assessment indicates that the fair value of the reporting unit is more likely than not less than the carrying amount, then a quantitative impairment test would be performed.

If a quantitative impairment test is required, the process is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount. The reporting unit’s fair value is determined using various valuation methodologies including assets-based, income or market approaches. In determining the reporting unit’s fair value, management is required to make judgments and assumptions relating to future cash flows, growth rates and economic and market conditions.

Professional Training Program reporting unit goodwill

For the year ended September 30, 2023, we performed a qualitative assessment of the Professional Training Program reporting unit and we concluded there were no indicators of impairment that existed.

Other reporting unit goodwill

For the year ended September 30, 2023, we performed a quantitative assessment of the Other reporting unit using an income approach based on discounted cash flows. The fair value of the Other reporting unit was measured based on the present value of the cash flows that we expect the reporting unit to generate. In determining our future cash flows, we estimated an annual revenue growth rate ranging between 2.9% to 175.8% and an operating margin ranging between 19.3% to 20% from 2025 to 2028, based on our best estimate of the reporting units’ growth trajectory. We estimated a discount rate of 26.2% reflecting the risk premium on this reporting unit, including company specific risk, on this reporting unit, and a terminal growth rate of 2% for the period beyond 5 years, based on our view of the cash flows and using market comparatives. As the fair value of the other reporting unit was less than its carrying amount, we concluded that Other report unit goodwill was impaired by $14,308 at September 30, 2023. The impairment test conclusion does not appear to be sensitive to change in discount rate. An increase of one percentage to the discount rate used would result in goodwill impairment to increase by $68,000.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age*	Position
Jianbo Zhang	59	Chairman, Chief Executive Officer
Zhenyu Wu	44	Chief Financial Officer, Director
Yunxia Xu	42	Chief Operating Officer and Chief Marketing Officer
Jing Li	42	Chief Development Officer
Bo Yu	49	Chief Programs Officer
Craig Wilson(1‡)(2)(3)(4)**	52	Independent Director
G. Michael Pratt(1)(2‡)(3)	73	Independent Director
Xiaojun Cui(1)(2)(3‡)	53	Independent Director

*	As of January 22, 2024
**	Lead Independent Director
‡	Committee Chair

(1)	Audit Committee.
(2)	Compensation Committee.
(3)	Nominating Committee.
(4)	Audit Committee financial expert.

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

Yunxia Xu is the Company’s Chief Operating Officer and Chief Marketing Officer. Since December 2017, she held the position of General Manager at EpicQuest Education Group International Limited. Prior to that, from September 2016 to December 2017, she held the position of General Manager at QHI responsible for coordination and management of the U.S. offices. From 2009 to August 2016, she was the Deputy General Manager at Beijing Renda Finance Education Technology Co., Ltd. She holds a Bachelor’s degree in English from Shandong Normal University (2003) and attended several MBA diploma courses at Renmin University (2008-2009) and Tsinghua University (2013-2015).

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

Bo Yu is the Company’s Chief Programs Officer. Prior to joining the Company in 2018, he held multiple positions with Global IELTS, Beijing School of Shinyway Education, and Meten English. He obtained the Global Teacher Certificate - TEFL (Teaching English as a Foreign Language) from Trinity College, London, U.K. in 1999, and the Global Advanced English Trainer Certificate - LTCL in Sheffield, U.K. in 2000. He studied in the Master’s Degree in Education Program (TESOL MA) at Sheffield Harlem University, U.K. in 2001.

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan, having worked there since July 1, 2002. From July 1, 2018 to June 30, 2023, he held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan. Mr. Wilson holds a PhD in Finance (University of Alberta, 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 2004) as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

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

Xiaojun Cui is an independent director of the Company and was appointed to the Board on October 19, 2023, to fill a vacancy created by the resignation of a prior director. Ms. Cui served as the Regional Manager for East Asia at Lancaster University since November 1, 2016, where her responsibilities included implementing international recruitment strategy, building international university partnerships and managing the recruitment agent network. She has degree in MSc Marketing from Edinburgh Napier University, where she worked, beginning in 2002 as the international Student Advisor, until leaving Napier in 2016 after serving as the International Partnership Manager for 9 years. Prior to working at Napier, Xiao worked at Dalian University of Foreign Languages as Project Manager, managing Study Abroad Language training Center. Ms. Cui possesses extensive knowledge and expertise in the Higher Education sectors of the UK and China.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix for EpicQuest Education Group Limited

As of 1/31/2024

Total Number of Directors	5
				Did Not
Part I: Gender Identity	Female	Male	Non-Binary	Disclose
				Gender
Directors	1	4	0	0

Part II: Demographic Background

Asian	1	2	0	0
White	0	2	0	0

B. Compensation

Director Compensation

In October 2021, the Board, upon the recommendation of the Compensation Committee of the Board of Directors, approved a non-employee director compensation plan (the “2021 Director Compensation Plan”), pursuant to which each non-employee director: (i) will be granted annually a number of restricted stock units equal to $30,000 divided by the closing price of the Company’s common shares, under the Company’s 2019 Equity Incentive Plan (the “2019 Plan”), on the date of the Company’s annual meeting of shareholders (the “Annual Grant”); and (ii) will receive the following cash compensation: (A) base compensation of $18,000 per year; (B) the chairperson of the Audit Committee, Compensation Committee and Nominating and Governance Committee shall receive annual compensation of $12,000, $6,000 and $6,000, respectively; and (C) each member (other than chairperson) of such committees shall receive annual compensation of $6,000.

In addition, to the creation of the foregoing plan, in October 2021 the Compensation Committee approved a one-time grant of Company common shares to each of the non-employee directors as follows: (i) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds were issued in equal installments on April 1, 2022 and October 1, 2022; and (ii) M. Kelly Cowan and G. Michael Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds were issued in equal installments on April 1, 2022 and October 1, 2022. M. Kelly Cowan resigned from the Board on March 16, 2023.

The Company held its annual meeting on November 28, 2022. The Compensation Committee did not issue the Annual Grant on such date. On December 30, 2022, the Company issued each non-employee director the Annual Grant, which was a RSU grant for 13,575 common shares (based on the closing price of the Company’s common shares on December 30, 2022 of $2.21) vesting upon the earlier of the first anniversary after the date of the grant or the date of the Company’s next annual meeting of shareholders, subject to the director’s continued service on the Board of Directors on such vesting date.

For the year ended September 30, 2023, the total compensation paid to the Company’s non-employee directors was as follows:

Name(1)	Fees earned or paid in cash ($)	Stock Awards($)(2)	Total ($)
Craig Wilson	$36,000	$30,000	$66,000
G. Michael Pratt	$30,000	$30,000	$60,000
M. Kelly Cowan(3)	$15,000	$30,000	$45,000
Xiaojun Cui(4)	NA	NA	NA

(1)	Compensation paid to Jianbo Zhang, our Chairman and Chief Executive Officer, and Zhenyu Wu, our Chief Financial Officer, for their service on the Board of Directors is set forth below under the section titled Executive Officer Compensation.

(2)	Based on the Company’s common share price of $2.21, the closing price of the common shares on the date of grant.

(3)	M. Kelly Cowan resigned from the Board on March 16, 2023.

(4)	Xiaojun Cui was appointed to the Board on October 16, 2023, and did not receive compensation for the fiscal year ended September 30, 2023.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved an updated director compensation plan for non-employee directors (the “2023 Director Compensation Plan”) that replaced the 2021 Director Compensation Plan. The 2023 Director Compensation Plan provides for the following: (i) annual cash retention payment of $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair- Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received a ten-year option to purchase 45,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year for existing non-employee Board members and in three years for initial Board members; and (viii) for the Lead Independent Director a ten-year option to purchase 15,000 common shares options at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in one year.

The Company held its annual meeting on November 24, 2023. The Compensation Committee did not issue the Annual Grant on such date, but expects to do so in the near future.

Retirement Benefits

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Officer Compensation; Employment Agreements and Arrangements

The total cash compensation paid by us or our significant subsidiaries during the years ended September 30, 2023 and September 30, 2022, to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the years ended September 30, 2023 and September 30, 2022, but not including any amounts paid to such persons for their services as directors), as well as equity-based compensation paid to our executive officers during the fiscal years ended September 30, 2022, and September 30, 2023, are described below.

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

Mr. Zhang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. On October 1, 2022, Mr. Zhang was also issued an option to purchase 50,000 common shares under the terms of the Company’s 2019 Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments in the period between October 1, 2021 and October 1, 2023, as well as an additional option to purchase 150,000 common shares, under the terms of the Company’s 2019 Plan. On December 30, 2022, for services Mr. Zhang was issued an option to purchase 50,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the terms of the Company’s 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Zhang: (i) base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 100,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

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

Mr. Wu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. On October 1, 2022, Mr. Wu was also issued an option to purchase 40,000 common shares under the terms of the Company’s 2019 Plan. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021, and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the terms of the Company’s 2019 Plan. On December 30, 2022, for services Mr. Wu was issued an option to purchase 40,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the terms of the Company’s 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Wu: (i) base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 80,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Yunxia Xu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of US$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to US$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021, and April 1, 2023, under the terms of the Company’s 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Ms. Xu: (i) base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 20,000 common shares vesting if the Company’s sales revenue increases by 20% during the year ending September 30, 2024.

Jing Li

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. She is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she shall be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Plan.

Bo Yu

On November 1, 2021, the Company entered into an amendment and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the fiscal year in question. This milestone was not achieved during the fiscal year ended September 30, 2022. He is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature. Under the terms of the agreement, commencing with the year ending September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The term of the agreement shall expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless a party to the agreement terminates it upon 90 days’ notice. If the executive’s employment with the Company is terminated for any reason, the Company will pay to such executive any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he shall be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of her employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021 and October 1, 2022, under the terms of the Company’s 2019 Plan.

C. Board Practices

The term of each director is until their resignation or removal.

Currently, three standing committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

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

Audit Committee

We have a separate-designed standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Audit Committee operates under a written charter, which is available on our website at https://ireei-global.net. The information on our corporate website is not a part of this Proxy Statement.

The Audit Committee’s responsibilities include the following functions:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures;

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. Our Audit Committee consists of Craig Wilson, G. Michael Pratt and Xiaojun Cui, with Mr. Wilson serving as chair of the Audit Committee. In addition, our Board has determined that Mr. Wilson qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules. M. Kelly Cowan was a member of the Audit Committee prior to her resignation from the Board on March 16, 2023.

Compensation Committee

The Compensation Committee operates under a written charter, which is available on our website at https://www.epicquesteducation.com/investor-relations/governance/governance-documents.html.

The Compensation Committee’s responsibilities include the following functions:

●	reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of G. Michael Pratt, Craig Wilson and Xiaojun Cui, with Mr. Pratt serving as chair of the Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules. M. Kelly Cowan was a member of the Compensation Committee prior to her resignation from the Board on March 16, 2023.

Nominating Committee

The Nominating Committee operates under a written charter, which is available on our website at https://www.epicquesteducation.com/investor-relations/governance/governance-documents.html.

The Nominating Committee’s responsibilities include the following functions:

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

Our Nominating Committee consists of consists of Xiaojun Cui, G. Michael Pratt and Craig Wilson, with Xiaojun Cui serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules. M. Kelly Cowan was the chair of the Nominating Committee prior to her resignation from the Board on March 16, 2023.

Director Independence

The Board has determined that Craig Wilson, G. Michael Pratt and Xiaojun Cui are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC. In making this determination, our Board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our Board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

D. Employees

As of September 30, 2023, the Company had 38 full-time and 22 part-time employees, of which 49 were located in the U.S., 10 were located in Canada, and 1 was located in Sri Lanka. There is no labor union for our employees. We believe our relations with our employees are good.

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company, during or after the last completed fiscal year, was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 25, 2024. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. With the exception of Mr. Pratt, none of the shareholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 12,702,173 common shares outstanding as of January 25, 2024. Unless otherwise indicated, the address of each beneficial owner listed in the table below is to the Company c/o 1209 N. University Blvd, Middletown, OH 45042.

	Amount of Beneficial Ownership(1)
Name of Beneficial Owner(2)	Common shares	Percentage
Jianbo Zhang, CEO(3)(4)	7,517,416	59.18%
Zhenyu Wu, CFO(5)	1,031,900	8.12%
Yunxia Xu, COO & CMO(6)	338,000	2.66%
Jing Li, CDO(7)	89,000	*
Bo Yu, CPO(8)	92,500	*
Craig Wilson(9)	28,966	*
G. Michael Pratt(10)	26,400	*
Xiaojun Cui (11)	--	*
All directors and executive officers as a group (8 persons)(12)	9,122,182	71.82%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited(3)	5,159,700	40.62%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o EpicQuest Education Group International Limited, 1209 N. University Blvd. Middletown.

(3)	A BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings.

(4)	Consists of 2,057,716 common shares directly held by Jianbo Zhang, 50,000 shares issued on December 31, 2023, 250,000 common shares underlying stock options exercisable within 60 days of January 25, 2024, and 5,159,700 common shares directly held by Wonderland Holdings International of which Mr. Zhang is deemed to be the beneficial owner.

(5)	Consists of 786,900 common shares directly held by Zhenyu Wu, 40,000 shares issued on December 31, 2023, and 205,000 common shares underlying stock options exercisable within 60 days of January 25, 2024.

(6)	Consists of 323,000 common shares directly held by Yunxia Xu, and 15,000 shares issued on December 31, 2023.

(7)	Consists of 86,500 common shares directly held by Jing Li, and 2,500 shares issued on December 31, 2023.

(8)	Consists of 90,000 common shares directly held by Bo Yu, and 2,500 sharesissued on December 31, 2023.

(9)	Consists of 28,966 common shares directly held by Craig Wilson.

(10)	Consists of 26,400 common shares directly held by G. Michael Pratt.

(11)	Xiaojun Cui does not currently own any common shares of the Company.

(12)	Does not include 5,159,700 common shares held by Wonderland Holdings International Limited described in footnote 3.

As of January 25, 2024, there were 36 holders of record (excluding the beneficial shareholders held through the intermediaries) entered in our share register, of which 4 holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

All of the Company’s shareholders have the same voting rights.

B. Related Party Transactions

The following is a description of transactions since September 30, 2019, to which any of our related parties, had or will have a direct or indirect material interest.

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder, CEO and ultimate controlling shareholder of the Company.

Due to related party balance

The related party balances of $140,000 as of September 30, 2023, 2022 and 2021 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

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

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company - C. Organizational Structure.”

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and all of its subsidiaries except RIL, which has a functional currency of C$.

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

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of September 30, 2023 and 2022, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S and Canada.

The Company does not have material trade receivable related to students as they are required to prepay service fees.

The remaining $485,000 note receivable balance as at September 30, 2022 is related to a third-party borrower. Although the Company is directly affected by the financial conditions of the borrower, the Company does not believe significant credit risk exist with respect to the note receivable.

Therefore, there was no significant concentration risk for the Company as at September 30, 2023 and 2022.

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

As of September 30, 2023, we have used all amounts of the net proceeds from our IPO. The Company started working on expanding into new markets, including both the U.S. and Canadian markets, through acquisitions after the IPO. On November 24, 2021, the Company closed a transaction with Ameri-Can Education Group Corp. in Ohio, US, in order to expand our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to universities for students to pursue Bachelors’ degrees. In July 2021, the Company also set up a wholly-owned subsidiary in Canada, HHI, in order to enter the Canadian markets. On January 15, 2022, HHI entered into agreements to acquire 80% of the issued and outstanding shares of Richmond Institute of Languages Inc. d.b.a. EduGlobal College. On March 31, 2023, HHI acquired the remaining 20% of the issued and outstanding shares of Richmond Institute of Languages Inc. d.b.a. EduGlobal College. The remaining net proceeds from our IPO are being used in the manner as disclosed in our registration statement on Form F-1, as amended (File Number 333-251342).

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

Under the supervision of our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on the foregoing, our Certifying Officers concluded that our disclosure controls and procedures were not effective as of September 30, 2023, due to the material weakness in our internal control over financial reporting discussed below.

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

The Company has identified the following material weaknesses, which are indicative of many small companies with small number of staff, as of September 30, 2023: (i) lack of proper risk assessment process; (ii) lack of proper review and analysis of non-routine transactions and (iii) lack of formal documentation in internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2023. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the material weaknesses identified above, management has concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2023, based on the criteria established in “2013 Internal Control-Integrated Framework” issued by COSO.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2023	September 30, 2022

Audit Fees	230,000	240,000
Audit Related Fees	60,000	55,000
Tax Fees	-
All Other Fees	40,000	20,000
Total Fees	330,000	315,000

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K. CYBERSECURITY.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association filed July 26, 2022 (incorporated by reference to Exhibit 1.1 of the Form 20-F filed January 19, 2023).
2.1	Specimen Share Certificate (incorporated by reference to exhibit 4.1 to the Form F-1 file number: 333-251342).
2.2	Form of Series A Warrant (incorporated by reference to exhibit 4.2 to the Form F-1 file number: 333-251342).
2.3	Form of Series B Warrant (incorporated by reference to exhibit 4.3 to the Form F-1 file number: 333-251342).
2.4	Form of Warrant Agency Agreement. (incorporated by reference to exhibit 4.4 to the Form F-1 file number: 333-251342).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of the Form 20-F filed January 19, 2023).
4.1	Form independent director agreement (incorporated by reference to exhibit 10.1 to the Form F-1 file number: 333-251342).
4.2	Renda Agreement (incorporated by reference to exhibit 10.7 to the Form F-1 file number: 333-251342).
4.3	Indemnification Escrow Agreement (incorporated by reference to exhibit 10.8 to the Form F-1 file number: 333-251342).
4.4	2019 Equity Incentive Plan of EpicQuest Education Group International Limited, as amended (incorporated by reference to exhibit 99.1 of the Form 6-K, filed November 30, 2022).
4.5	Forms of award agreements under the 2019 Equity Incentive Plan of EpicQuest Education Group International Limited (incorporated by reference to Exhibit 4.5 of the Form 20-F filed January 19, 2023).
4.6	Employment Agreement between EpicQuest Education Group International Limited and Jianbo Zhang, dated November 1, 2021 (incorporated by reference to exhibit 99.1 to the Form 6-K filed November 5, 2021).
4.7	Employment Agreement between EpicQuest Education Group International Limited and Zhenyu Wu, dated November 1, 2021 (incorporated by reference to exhibit 99.2 to the Form 6-K filed November 5, 2021).
4.8	Employment Agreement between EpicQuest Education Group International Limited and Yunxia Xu, dated November 1, 2021 (incorporated by reference to exhibit 99.3 to the Form 6-K filed November 5, 2021).
4.9	Employment Agreement between EpicQuest Education Group International Limited and Jing Li, dated November 1, 2021 (incorporated by reference to exhibit 99.4 to the Form 6-K filed November 5, 2021).
4.10	Employment Agreement between EpicQuest Education Group International Limited and Bo Yu, dated November 1, 2021 (incorporated by reference to exhibit 99.5 to the Form 6-K filed November 5, 2021).
4.11	Non-Employee Director Compensation Plan (incorporated by reference to exhibit 99.6 to the Form 6-K filed November 5, 2021).
4.12	Stock Purchase Agreement with Ameri-Can Education Group Corp, and the holders of shares of capital stock of Ameri-Can, dated November 24, 2021 (incorporated by reference to exhibit 99.1 to the Form 6-K filed December 1, 2021).
4.13	Agreement Miami University and Renda Finance and Education Technology Company, dated July 1, 2020 (incorporated by reference to exhibit 4.12 to the Form 20-F filed December 30, 2021).
4.14	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc. and Richmond Institute of Languages Inc., dated January 15, 2022 (incorporated by reference to exhibit 99.1 to the Form 6-K filed January 21, 2022).
4.15*	EpicQuest Education Group International Ltd. Dodd-Frank Restatement Recoupment Policy
4.16	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc., Richmond Institute of Languages Inc., and Sylvester Chen, dated March 31, 2023 (incorporated by reference to exhibit 99.2 to the Form 6-K filed April 12, 2023).
4.17	Memorandum of Agreement by and among Miami University, a body politic and corporate established and existing under the laws of the State of Ohio and Quest Holding International, LLC, dated May 24, 2023 (incorporated by reference to exhibit 99.1 to the Form 6-K filed May 30, 2023).
4.18	Form of Investor Warrant (incorporated by reference to exhibit 4.1 to the Form 6-K filed January 10, 2024).
4.19	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 to the Form 6-K filed January 10, 2024).
4.20	Contract between SouthGilmore LLC and the Argentine Football Association dated November 23, 2023 (incorporated by reference to exhibit 4.1 to the Form 6-K filed January 18, 2024).
8.1*	List of Subsidiaries of the Registrant.
11.1	Code of Conduct and Ethics. (incorporated by reference to exhibit 14.1 to the Form F-1 file number: 333-251342)
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of ZH CPA, LLC
101.INS	Inline XBRL Taxonomy Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 31, 2024	By:	/s/ Zhang Jianbo
		Name:	Zhang Jianbo
		Title:	Chief Executive Officer (Principal Executive Officer)

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 31, 2024	By:	/s/ Zhenyu Wu
		Name:	Zhenyu Wu
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Zhang Jianbo	Chairman, Chief Executive Officer	January 31, 2024
	Zhang Jianbo	(Principal Executive Officer)

By:	/s/ Zhenyu Wu	Chief Financial Officer and Director	January 31, 2024
	Zhenyu Wu	(Principal Financial and Accounting Officer)

By:	/s/ Craig Wilson	Independent Director	January 31, 2024
Craig Wilson

By:	/s/ G. Michael Pratt	Independent Director	January 31, 2024
G. Michael Pratt

By:	/s/ Xiaojun Cui	Independent Director	January 31, 2024
Xiaojun Cui

ePICQUEST education GROUP international LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

EpicQuest Education Group International Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EpicQuest Education Group International Limited and its subsidiaries (collectively the “Company”) as of September 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previous Issued Financial Statements

As discussed in Note 2, Note 11, Note 12, Note 13 and Note 16 to the consolidated financial statements, the 2022 consolidated financial statements have been restated to correct misstatements.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
January 31, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

 ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023 and 2022

(US$, except share data and per share data, or otherwise noted)

	September 30, 2023	September 30, 2022
	US$	US$
Assets		Restated (Note 2)
Current Assets
Cash and cash equivalents	4,966,839	11,443,059
Restricted cash	338,712	-
Accounts receivable, net	36,503	-
Other receivable	107,179	47,639
Prepaid expenses	2,326,185	946,299
Inventory	41,185	-
Notes receivable	-	485,000
Income tax receivable	894,743	1,147,213
Total current assets	8,711,346	14,069,210
Non-current assets
Property and equipment, net	2,041,242	2,205,084
Long term investment	-	5,086,413
Deferred income tax assets	-	411,934
Intangible assets	4,686,228	398,794
Right-of-use assets	1,117,554	976,404
Goodwill	2,652,766	854,887
Total assets	19,209,136	24,002,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	2,121,051	2,120,660
Student deposits	-	46,040
Income tax payable	1,872	-
Due to related party	140,000	140,000
Lease liabilities – current	559,375	461,161
Deferred revenue	4,057,517	3,286,350
Total current liabilities	6,879,815	6,054,211
Non-current liabilities
Lease liabilities – non current	571,131	561,897
Deferred income tax liabilities	824,480	-
Total liabilities	8,275,426	6,616,108

Commitments and contingencies
Common shares subject to redemption	-	1,250,000
Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 11,998,173 and 11,350,704 shares issued and outstanding as of September 30, 2023 and 2022, respectively	19,045	17,697
Additional paid-in capital	18,232,263	16,276,866
Deficit	(9,071,818)	(2,309,114)
Accumulated other comprehensive loss	(36,284)	(28,939)
Total shareholders’ equity	9,143,206	13,956,510

Non-controlling interests	1,790,504	2,180,108
Total liabilities and shareholders’ equity	19,209,136	24,002,726

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(US$, except share data and per share data, or otherwise noted)

	September 30, 2023	September 30, 2022	September 30, 2021
	US$	US$	US$
		Restated (Note 2)
Revenues	5,712,480	6,330,428	5,341,850
Costs of services	1,502,255	2,021,058	1,934,237

Gross profit	4,210,225	4,309,370	3,407,613

Operating costs and expenses:
Selling expenses	1,018,894	952,888	1,732,758
General and administrative	10,314,223	10,521,551	3,148,256
Total operating costs and expenses	11,333,117	11,474,439	4,881,014

Loss from operations	(7,122,892)	(7,165,069)	(1,473,401)

Other (income) expenses:
Other income	(186,137)	(819,135)	(71,640)
Interest income	(53,089)	(26,463)	(9,537)
Foreign exchange gain	(5)	-	(743)
Total other (income) expenses	(239,231)	(845,598)	(81,920)

Loss before provision for income taxes	(6,883,661)	(6,319,471)	(1,391,481)

Current income tax expense	11,590	16,459	13,889
Deferred income tax expense (recovery)	277,874	(207,488)	(321,057)
Income taxes expense (recovery)	289,464	(191,029)	(307,168)

Net loss	(7,173,125)	(6,128,442)	(1,084,313)
Net loss attributable to non-controlling interest	(410,421)	(164,887)	-
Net loss attributable to common stockholders	(6,762,704)	(5,963,555)	(1,084,313)
Unrealized foreign currency translation adjustment	(7,345)	(28,939)	-
Comprehensive loss	(7,180,470)	(6,157,381)	(1,084,313)

Basic & diluted net loss per share	$(0.58)	$(0.54)	(0.12)

Weighted average number of ordinary shares-basic and diluted	11,655,642	11,010,240	9,160,447

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Retained earnings (deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total equity
Balance as of September 30, 2020	7,938,000	12,600	2,731,273	-	4,738,754	-	-	7,482,627
Net loss					(1,084,313)	-	-	(1,084,313)
Share issues – transaction costs	2,474,843	3,928	8,733,706	(200,000)	-	-	-	8,537,634
Balance as of September 30, 2021	10,412,843	16,528	11,464,979	(200,000)	3,654,441	-	-	14,935,948
Net loss					(5,963,555)		(164,887)	(6,128,442)
Receipt of subscription receivable	-	-	-	200,000	-	-	-	200,000
Issuance of common shares for acquisition	201,614	-	7	-	-	-	2,344,995	2,345,002
Share-based compensation – common shares	736,247	1,169	3,454,511	-	-	-	-	3,455,680
Share-based compensation – stock options	-	-	1,357,369	-	-	-	-	1,357,369
Currency translation adjustment	-	-	-	-	-	(28,939)	-	(28,939)
Balance as of September 30, 2022 (restated, Note 2)	11,350,704	17,697	16,276,866	-	(2,309,114)	(28,939)	2,180,108	16,136,618
Net loss					(6,762,704)		(410,421)	(7,173,125)
Share buyback	(201,614)	-	(7)	-	-	-	-	(7)
Share-based compensation – common shares	849,083	1,348	1,898,094	-	-	-	-	1,899,442
Share-based compensation – stock options	-	-	265,631	-	-	-	-	265,631
Acquisition of additional interest in subsidiary	-	-	(208,321)	-	-	-	20,817	(187,504)
Currency translation adjustment	-	-	-	-	-	(7,345)	-	(7,345)
Balance as of September 30, 2023	11,998,173	19,045	18,232,263	-	(9,071,818)	(36,284)	1,790,504	10,933,710

The accompanying notes form an integral part of these consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2023, 2022 AND 2021

(US$, except share data and per share data, or otherwise noted)

	September 30,	September 30,	September 30,
	2023	2022	2021
	US$	US$	US$
Cash Flows from Operating Activities:		Restated (Note 2)
Net loss	(7,173,125)	(6,128,442)	(1,084,313)
Adjustments for items not affecting cash:
Depreciation and amortization	407,013	252,097	126,234
Share-based compensation	2,165,073	4,813,049	-
Impairment of goodwill	14,038	-	-
Non-cash lease expenses	-	(25,643)	94,698
Deferred income tax expense	277,874	(207,488)	(321,057)
Gain from disposal of fixed assets	-	(813,064)	(4,000)
Changes in operating assets and liabilities
Accounts receivable and other receivable	217,407	118,608	(5,176)
Prepaid expenses	(1,323,593)	614,548	71,800
Operating lease – lease liabilities and right of use assets	(45,022)	-	-
Inventory	(21,170)	-	-
Long-term prepaid expenses	-	-	159,382
Accounts payable & accrued liabilities	(212,817)	(1,320,563)	1,117,184
Deferred revenue	233,493	(1,283,314)	961,426
Income tax receivable	254,342	2,293	(480,866)
Student deposits	(46,040)	(635,778)	(313,122)
Net cash provided from (used in) operating activities	(5,252,527)	(4,613,697)	322,190

Cash Flows from Investing Activities:
Purchase of property and equipment	(14,231)	(51,410)	(618,529)
Collection (addition) of notes receivable	-	(305,000)	100,000
Repayment to related parties	-	(270,000)	-
Share buyback	(1,250,007)	-	-
Acquisition of additional interest in subsidiary	(187,505)	-	-
Net cash acquired from (used for) business acquisitions	574,108	(1,945,931)	-
Proceeds from sale of fixed assets	-	1,920,861	4,000
Net cash used in investing activities	(877,635)	(651,480)	(514,529)

Cash Flows from Financing Activities:
Share issuances, net of issuance costs	-	200,000	9,321,523
Net cash provided from (used in) financing activities	-	200,000	9,321,523

Effect of exchange rate changes on cash and cash equivalents	(7,346)	(28,938)	-
Net increase/(decrease) in cash, cash equivalents	(6,137,508)	(5,094,115)	9,129,184
Cash and cash equivalents and restricted cash, beginning of year	11,443,059	16,537,174	7,407,990
Cash and cash equivalents and restricted cash, end of year	5,305,551	11,443,059	16,537,174

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid
Income taxes paid	10,575	14,166	490,250
Non-cash investing activities – acquisition of operating lease right-of-used assets	561,247	574,483	-
Non-cash investing activities – assumption of operating lease obligation	572,564	574,483	-

ePICQUEST EDUCATION GROUP international LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

The Company was incorporated in the British Virgin Island (“BVI”) on December 13, 2017. The Company principally engages in the business of foreign language education and university education. The Company’s revenue is primarily derived from foreign education programs, university education programs and student accommodation services.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries as of September 30, 2023. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
EpicQuest Education Group International Limited (the “Company” or “EpicQuest”) (formerly Elite Education International Co. Ltd.)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Quest International Education Center LLC (“QIE”) (formerly Miami International Education Center LLC)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada
Richmond Institute of Language Inc. (“RIL” or “EduGlobal College”)	Academic services for college and university applications	100%	April 18, 2008	BC, Canada
Ameri-Can Education Group Corp. (“Ameri-Can”)	Education services	70%	November 17, 2019	Ohio, US
Study Up Center, LLC (“SUPC”)	Student education assistance	100%	April 27, 2022	Ohio, US
Davis College Inc. (“DC”)	Education services	70%	1858	Ohio, US
Skyward Holding International Limited (“Skyward”)	Investment holding	100%	June 13, 2023	MB, Canada

On November 24, 2021, the Company acquired 70% of Ameri-Can and on January 15, 2022, the Company acquired 80% of RIL and on March 31, 2023 the Company acquired the remaining 20% of RIL. Refer to Note 3 below for details.

On April 27, 2022, the Company incorporated the new subsidiary SUPC to provide student education assistance services.

On December 1, 2022, Ameri-Can exercised its conversion feature in relation to a convertible debt, through which the Ameri-Can acquired 100% ownership of DC.

On June 13, 2023, the Company incorporated the new subsidiary Skyward as an investment holding subsidiary.

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

Significant items subject to estimates include, purchase price allocation associated with business combinations, the recoverable amounts of goodwill and indefinite-lived intangible assets, the useful lives of long-lived assets and finite-lived intangible assets and deferred income taxes.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and its subsidiaries of QHI, QIE, HHI, Ameri-Can, SUPC, DC and Skyward. The Canadian dollar (“C$”) is the functional currency of the Company’s subsidiary of RIL.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive loss.

The assets and liabilities of the Company’s subsidiary in the C$, which is RIL, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of operations and comprehensive loss in accordance with ASC 220. The following are the exchange rates that were used in translating RIL’s financial statements into the consolidated financial statements:

	September 30, 2023	September 30, 2022

Year-end spot rate	US$1=C$ 1.3535	US$1=C$ 1.3752
Average rate	US$1=C$ 1.3486	US$1=C$ 1.2842*

(* For period from January 15, 2022, acquisition date, to September 30, 2022)

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and notes receivable. As of September 30, 2023 and 2022, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US and Canada.

The Company does not have significant trades receivable related to students as they are required to prepay service fees.

Therefore, there was no significant concentration risk for the Company as at September 30, 2023 and 2022.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents the cash that is held by the Department of Education on behalf of DC, in order to meet the financial protection requirement for change of ownership of DC. This amount represents 25% of the Title IV, Higher Education Act (“HEA”) program funds received by DC during its most recently completed fiscal year.

Revenue recognition

ASC 606 provides for a five-step model for recognizing revenue from contracts with customers. These five steps include:

(i)	Identify the contract

(ii)	Identify performance obligations

(iii)	Determine transaction price

(iv)	Allocate transaction price

(v)	Recognize revenue

Under ASC 606, revenue is recognized when the customer obtains control of a good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company’s revenue streams contain the following performance obligations:

●	English education programs through the subsidiary of QHI;

●	Dorm renewal services offered through the subsidiary of QHI;

●	Professional career training programs offered through the subsidiary of DC.

●	College education programs offered through the subsidiary of DC.

●	Post-education training programs offered through the subsidiary of DC.

The transfers of controls of the Company’s English education programs, professional career training programs and college degree education programs occur over time upon the delivery of the services to the students based on the terms of the semester. Therefore, revenues for all these performance obligations are all recognized over time as the students simultaneously receive the services and consume the benefits provided by the Company’s performance of the services.

The Company determined it acts as the principal for all the service performance obligations since it is in control of establishing the prices for the specified services, managing the major aspects of the service delivery processes, and assuming the risks of loss for delivery and collection. All services revenues are presented on a gross basis in the consolidated statements of operations and comprehensive loss.

Funds received from student prior to provision of our education services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term.

Costs of services

Costs of services for English education programs are primarily comprised of the tuition fees paid to our partnered education institution in the US, for the provision of our English language programs. These fees are recognized into costs of services when such fees are incurred based on semester terms in direct relation to Miami University’s conducting of the English language education services for us.

Costs of services for professional career training programs are primarily comprised of salary expenses incurred for instructors and employees that are directly involved in assisting the provisions of the services.

Cost of services for college degree education programs and post-education training programs are primarily comprised of fees paid to our partnered education institutions in China for provision of our college degree education programs.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivables, accounts payable and accrued liabilities, due to related party, common shares subject to redemption and lease liabilities. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2023 and 2022.

Property and equipment

Property and equipment are recorded at cost, less accumulated, depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rate of these assets are generally as follows:

Category	Depreciation years	Estimated residual value
Buildings	33 to 39	$Nil
Machinery & equipment	3	$Nil
Vehicles	5	$Nil
Furniture and fixtures	7	$Nil
Software	5	$Nil
Leasehold improvement	Lesser of lease term or economic life	$Nil

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive loss.

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

Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The estimated useful lives are:

Asset	Basis	Rate / term
University relationship	Straight-line	10 years
Education license/certificate	Straight-line	5 years
In-process course curriculum	Straight-line	5 years
Accreditations and licensing	n/a	Indefinite life
Accredited curriculum	Straight-line	10 years
Articulation agreement	Straight-line	5 years
Brand related assets	n/a	Indefinite life

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

Impairment of long-lived and indefinite-lived assets

Long-lived assets, comprised of property and equipment, ROU assets, and intangible assets subject to amortization, are assessed for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For the purpose of impairment testing, long-lived assets are grouped and tested for recoverability at the lowest level that generates independent cash flows. An impairment loss is recognized when the carrying value of the assets or asset groups is greater than the future projected undiscounted cash flows. The impairment loss is calculated as the excess of the carrying value over the fair value of the asset or asset group. Fair value is based on valuation techniques or third party appraisals. Significant estimates and judgments are applied in determining these cash flows and fair values.

Indefinite-lived intangible assets are tested annually for impairment as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the fair value is less than its carrying value, a quantitative impairment test is not required. Where a quantitative impairment test is required, the procedure is to compare the indefinite-lived intangible asset’s fair value with its carrying amount. An impairment loss is recognized as the difference between the indefinite-lived intangible asset’s carrying amount and its fair value.

There were no impairment losses for the years ended September 30, 2023 and 2022.

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

As of September 30, 2023, the Company elected to perform a quantitative assessment directly for its goodwill under RIL’s operation and recorded an impairment of $14,308 to RIL’s goodwill.

As of September 30, 2023, the Company performed a qualitative assessment of its goodwill under DC’s operation and concluded that there were no indicators of impairment.

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

Recently issued accounting standards

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update primarily addresses the accounting for contract assets and contract liabilities from revenue contracts with customers acquired in a business combination. The update requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 - Revenue from Contracts with Customers, whereas prior to the adoption of the update, contract assets acquired and contract liabilities assumed in a business combination were recognized at fair value on the acquisition date. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company is required to adopt the new standards for fiscal year ending September 30, 2024. The Company is currently assessing the impact, if any, that ASU 2021-08 would have on its financial position, results of operations or cash flows.

Restatement

During the year ended September 30, 2023, the Company identified two adjustments related to its previously September 30, 2022 consolidated financial statements filed on January 19, 2023. These two adjustments are: i) a balance sheet reclassification error. The error was due to the 201,613 common shares issued for the acquisition of Ameri-Can (refer to Note 3 below) were redeemable at the option of the seller. The Company incorrectly classified these redeemable shares as equity instead of as financial liability; ii) an error related to an overstatement of its deferred income tax liabilities due to the Company did not offset its net-operating loss (“NOL”) with the deferred income tax liabilities for the same legal entity before providing full valuation allowance for the NOL. The Company has corrected the two errors in the year ended September 30, 2023.

The relevant notes, Notes 11, 12,13 and 16, to the consolidated financial statements have been restated to reflect the adjustments disclosed in the restatement. The following table summarizes the effect of the restatement on each financial statement line item as of the date, and for the period, indicated:

Consolidated Balance Sheets

	Year Ended September 30, 2022			Year Ended September 30, 2022
	As previously reported (US$)	Adjustment 1 (US$)	Adjustment 2 (US$)	As restated (US$)
Deferred income tax liabilities	107,674	-	(107,674)	-

Common shares subject to redemption	-	1,250,000		1,250,000

Common shares	18,017	(320)		17,697
Additional paid-in-capital	17,526,546	(1,249,680)		16,276,866
Deficit	(2,416,788)	-	107,674	(2,309,114)
Total shareholder’ equity	15,098,836	(1,250,000)	107,674	13,956,510

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended September 30, 2022		Year Ended September 30, 2022
	As previously reported (US$)	Adjustment 2 (US$)	As restated (US$)
Deferred income tax recovery	(99,814)	(107,674)	(207,488)

Total income tax recovery	(83,355)	(107,674)	(191,029)

Net loss	(6,236,116)	107,674	(6,128,442)
Net loss attributable to common stockholders	(6,071,229)	107,674	(5,963,555)
Total comprehensive loss	(6,265,055)	107,674	(6,157,381)
Loss per share (basic and diluted)	(0.55)	0.01	(0.54)

Consolidated Statements of Cash flows

	Year Ended September 30, 2022		Year Ended September 30, 2022
	As previously reported (US$)	Adjustment 2 (US$)	As restated (US$)
Net loss	(6,236,116)	107,674	(6,128,442)
Adjustments for items not affecting cash:
Deferred income tax recovery	(99,814)	(107,674)	(207,488)

Adjustment 1 does not have impacts to the consolidated statements of operations and comprehensive loss, loss per share and the consolidated statements of cash flows for the years ended September 30, 2023 and 2022.

3. Acquisitions

Acquisition of Ameri-Can

On November 24, 2021, the Company entered into: (i) a stock purchase agreement with Ameri-Can, and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1,250,000 in cash and the issuance of 201,613 shares of Company common stock (the “Purchaser Shares”) to the Sellers at a share price of $6.20 with a value of $1,250,000; and (ii) $2,500,000 in cash to subscribe additional 900 common shares of Ameri-Can. Of the remaining 30% of the equity Ameri-Can, 10% is held by one Seller and represents non-voting and non-dilutable equity.

Ameri-Can’s primary asset is a convertible debt with Davis College, Inc., which operates Davis University (formerly Davis College) in Toledo, Ohio, pursuant to which Ameri-Can has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to December 31, 2022.

The acquisition was accounted for as an asset acquisition during the year ended September 30, 2022. The table below sets forth the consideration paid and the allocation of the consideration to the assets and liabilities identified:

Consideration paid	US$
Share consideration	1,250,000
Cash consideration	3,750,000
Non-controlling interest fair value	2,142,860
Total	7,142,860

Assets acquired and liabilities assumed
Cash and cash equivalents	2,610,943
Long-term investment (loan receivable)	4,828,123
Total assets	7,439,066

Due to related parties	296,196
Total liabilities	296,196

Net assets acquired	7,142,860

Acquisition of RIL

On January 15, 2022, the Company through it is wholly owned subsidiary, HHI, entered into a share purchase agreement (the “Purchase Agreement”) with Canada EduGlobal Holdings Inc. (“EduGlobal Holdings”), through which HHI acquired 80% common shares (the “Shares”) of RIL from EduGlobal Holdings for a total consideration of C$1,000,000. RIL offers an International Undergraduate Pathways Program (iUPP) and an English for Academic Purposes Program (EAPP), which are articulated to Algoma University (AU). Both institutions of RIL and AU contribute their expertise in academic programming, marketing and recruitment, and student services to support those aspiring to pursue undergraduate studies at Algoma University.

The acquisition was accounted for as a business combination. The table below sets forth the consideration paid and the fair value of the assets acquired and liabilities assumed for the RIL acquisition as at January 15, 2022:

Consideration paid	C$	US$
Cash	1,000,000	808,538
Non-controlling interest fair value	250,000	202,135
Total	1,250,000	1,010,673

Assets acquired and liabilities assumed
Cash and cash equivalents	2,188	1,769
Property, plant and equipment	546	441
Right-of-use assets	709,283	573,483
Intangible assets	534,167	431,894
Goodwill	1,057,324	854,887
Total assets	2,303,508	1,862,474

Accounts payable	200,000	161,708
Lease liabilities	709,283	573,483
Deferred income tax liabilities	144,225	116,610
Total liabilities	1,053,508	851,801

Net assets acquired	1,250,000	1,010,673

In addition to the Purchase Agreement, HHI entered into a shareholder agreement (the “Shareholders Agreement”) and an option agreement (the “Option Agreement”) with EduGlobal Holdings concurrently on January 15, 2022. Pursuant to the Shareholder Agreement, HHI agreed to invest a total of C$3.0 million over a two-year period to RIL by way of capital contribution (the “Capital Contribution”). In the event that HHI breached its obligations to make the foregoing Capital Contribution, EduGlobal Holdings, pursuant to the Option Agreement, had the option to repurchase the Shares for an aggregate price of C$100. In addition, according to the Option Agreement, on the three-year anniversary of the agreement, if RIL had not achieved certain financial and student enrollment metrics, HHI had the right to sell the Shares back to EduGlobal Holdings for an amount equal to C$1.0 million plus the sum of the Capital Contribution made, up to an additional C$3.0 million.

On March 31, 2023, HHI and EduGlobal Holdings entered into a new share purchase and sale agreement (the “2023 Purchase Agreement”) pursuant to which HHI acquired the remaining 20% of the issued and outstanding shares of RIL from EduGlobal Holdings for a purchase price of US$187,505 (C$250,000). In connection with the 2023 Purchase Agreement, the parties terminated the Shareholders Agreement and Option Agreement. In connection with the original Purchase Agreement, RIL entered into a three-year employment contract with the principal of EduGlobal Holdings to serve as chief executive officer of RIL at an annual salary of C$200,000. As part of the 2023 Purchase Agreement, the foregoing employment agreement was terminated and RIL paid severance of C$100,000, plus earned and carried forward vacation pay during the employment and the vacation pay to be accrued for additional six months to the principal of EduGlobal Holdings.

The acquisition of the additional 20% of RIL is treated as an equity transaction since the Company had control over RIL before the acquisition already. The acquisition of the additional 20% ownership did not change the existing control relationship between the Company and RIL. This equity transaction resulted in a decrease of $208,321 to additional paid-in-capital and an increase of $20,817 to non-controlling interest.

Acquisition of DC

On December 1, 2022, the Company exercised its right and converted its convertible debt security into 100% of the shares of DC. Refer to “Acquisition of Ameri-Can” above for details.

The acquisition was accounted for as a business combination. The table below sets forth the consideration paid and the fair value of the assets acquired and liabilities assumed for the DC acquisition as at December 1, 2022:

Consideration paid	US$
Carrying value of convertible debt (Note 7)	5,603,529
Total	5,603,529

Assets acquired and liabilities assumed
Cash and cash equivalents	594,907
Accounts receivable	313,450
Inventory	32,716
Prepaid	43,591
Property and equipment	36,747
ROU	577,821
Intangible assets	4,479,627
Goodwill	1,811,917
Total assets	7,890,776

Accounts payable	213,212
Deferred revenue	537,674
Lease liabilities	577,821
Deferred income tax liabilities	958,540
Total liabilities	2,287,247

Net assets acquired	5,603,529

Goodwill relates to benefits expected from the acquisition of DC’s business, its assembled workforce as well as anticipated synergies from applying the Company’s educational expertise and transactional capabilities to DC’s existing structure. The transaction is considered a non-taxable business combination and the goodwill is not deductible for tax purposes.

The following is the financial information from Acquisiton date to September 30, 2023 and the comparative pro forma financial information of the acquiree, DC:

	From December 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	US$	US$
Revenue	1,766,100	1,800,362
Net loss	606,686	691,863

There are no material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and loss.

4. Prepaid Expenses

Prepaid expenses consist of the following:

	September 30, 2023	September 30, 2022
	US$	US$
Prepaid tuition fees to Miami University	258,248	-
Prepaid fees to Renda for Beijing office expenses	1,073,429	769,717
Prepaid fees to Beijing University Graduate School of Education	621,420	-
Prepaid insurance	106,067	70,517
Security deposit	104,713	-
Other prepaid expenses	162,308	106,065
Total	2,326,185	946,299

Prepaid tuition fees represent the tuition fees that the Company prepaid to Miami University for services have yet to be provided by Miami University. The prepaid tuition fees will be recognized into costs of services when such fees are incurred based on semester terms in direct relation to Miami University’s conducting of the English language education services for us.

Prepaid fees to Renda for Beijing office expenses represent the fees that the Company prepaid to Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) for services have yet to be provided by Renda. The prepaid fees will be recognized into costs of services when such fees are incurred based on the actual costs incurred by Renda on behalf of the Company’s Beijing office.

Prepaid fees to Beijing University Graduate School of Education (“BUGSE”) represent tuition fees that the Company paid to BUGSE for services that have yet to be provided by BUGSE. The Company has entered into a training agreement with BUGSE, pursuant to which BUGSE will provide some International Innovation Talent Training (“IIT”) courses to students of the Company.

5. Property and Equipment, net

Property and equipment, net consist of the following:

	September 30, 2023	September 30, 2022
	US$	US$
Land	721,462	721,462
Buildings	1,129,961	1,129,961
Machinery & equipment	1,974,266	92,654
Vehicles	153,851	153,851
Furniture and fixtures	154,804	91,958
Software	870,727	698,000
Leasehold improvement	17,329	-
Total	5,022,400	2,887,886
Less: Accumulated depreciation	$(2,981,158)	$(682,802)
Property and equipment, net	2,041,242	2,205,084

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$214,820 and US$220,767 for the year ended September 30, 2023 and 2022, respectively.

During the year ended September 30, 2022, the Company dispose of a building, including the land, with the aggregate cost of $1,287,795. A disposal gain of $813,064 was recognized as a result of this disposal.

6. Intangible assets, net

Intangible assets, net consist of the following:

	September 30, 2023	September 30, 2022
	US$	US$
University relationship	377,587	377,587
Education license/certificate	28,240	28,240
In-process course curriculum	26,067	26,067
Accreditations and licensing*	2,202,793	-
Accredited curriculum	1,670,461	-
Articulation agreement	53,793	-
Brand related assets*	552,580	-
Total	4,911,521	431,894
Less: Accumulated depreciation	(225,293)	(33,100)
Intangible assets, net	4,686,228	398,794

* (Indefinite-lived assets, not subject to amortization)

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$192,193 and US$33,100 for the year ended September 30, 2023 and 2022, respectively.

7. Long term investment

Long term investment represents the Company’s convertible debt (receivable) due from Davis College Inc. Pursuant to the convertible debt agreement between the Company and Davis College Inc., the Company has the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. prior to December 31, 2022. The table below outlines the movement of long-term investment:

US$
As of September 30, 2021	-
Acquisition of Ameri-Can (Note 3)	4,828,123
Additional investment	258,290
Balance as of September 30, 2022	$5,086,413
Interest accrued	32,116
Additional investment	485,000
Exercise of conversion feature (Note 3)	(5,603,529)
Balance as of September 30, 2023	$-

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	September 30, 2023	September 30, 2022
	US$	US$
Accounts payable	210,100	91,083
Student refundable deposits	1,407,121	1,614,219
Accrued commission expenses	269,621	159,945
Other payables	234,209	255,413
Total	2,121,051	2,120,660

9. Student Deposits

Student deposits represented application deposits and dormitory fees prepaid by students during the years ended September 30, 2022. These student deposits historically were not refundable under normal circumstances. Due to the impacts of the COVID-19 pandemic, the Company has adjusted the policy to provide refunds to prospective students who decide to withdraw their applications and to admitted students who decide to take online courses at home.

10. Deferred revenue

The movement of deferred revenue is as follows:

	September 30, 2023	September 30, 2022
	US$	US$
Opening balance	3,286,350	4,569,664
Additional deferred revenue accrual	4,530,733	3,219,950
Revenue release from deferred revenue	(3,759,566)	(4,503,264)
Ending Balance	4,057,517	3,286,350

11. Income Taxes

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries, QHI and MIE, are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2023 (2022: 21%).

Canada

Under the current Canadian income tax, the Company’s Canadian subsidiaries, HHI and RIL, are subject to a combined provincial and federal corporate income tax rate of 27%.

The Company’s provision for income taxes consists of the following:

	September 30, 2023	September 30, 2022	September 30, 2021
	US$	US$	US$
Current	11,590	16,459	13,889
Deferred	277,874	(207,488)	(321,057)
Total income tax (recovery)	289,464	(191,029)	(307,168)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the BVI statutory income tax rates to the Company’s pre-tax income as follows:

	September 30, 2023	September 30, 2022	September 30, 2021
	US$	US$	US$
Income (loss) before income tax expenses	(6,883,661)	(6,319,471)	(1,391,481)
BVI statutory income tax rate	-%	-%	-%
Income tax calculated at statutory rate	-	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	11,590	16,459	13,889
Change in deferred income tax assets due to use of loss carryforward or valuation allowance	277,874	(207,488)	(321,057)
Income tax expense/Effective tax rate	289,464	(191,029)	(307,168)

Income tax receivable balance as of September 30, 2023 and 2022 represent amounts the Company expects to receive due to the Company overpayment of its income taxes for the current year and overpayments of income taxes for its previous fiscal years.

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows:

	September 30, 2023	September 30, 2022
Deferred income tax assets	US$	US$
Net operating losses	2,562,127	408,481
Lease liabilities	261,464	246,502
Ending Balance	2,823,591	654,983

Deferred income tax liabilities	US$	US$
Intangible assets	(1,005,360)	(107,674)
Right-of-use assets	(259,331)	(237,716)
Ending Balance	(1,264,691)	(345,390)

Net deferred income tax assets (liabilities) before valuation allowance	1,558,900	309,593
Valuation allowance	(2,383,380)	(309,593)
Net deferred income tax assets (liabilities)	(824,480)	-

As of September 30, 2023, the Company had $1,886,974 unrecognized net operation loss in US that can be carried forward indefinitely and had $675,153 unrecognized non-capital loss in Canada that can be carried forward for 20 years until 2042 to 2043.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

12. Capital stock

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

During the year ended September 30, 2022, the Company issued 201,614 common shares for the acquisition of Ameri-Can (Note 3). The value of $1,250,000 of the common shares was determined based on the share price agreed upon at the closing date, which was November 24, 2021. The shares were redeemable at the option of the Seller of Ameri-Can until one year anniversary of the acquisition date, being November 24, 2022. Upon the Seller’s redemption, the Company is required to buy back the 201,614 common shares at the same price of $1,250,000. The Company presented the 201,614 redeemable common shares as financial liability in temporary equity account.

During the year ended September 30, 2023, the Company issued 699,083 common shares to its directors, executives and employees for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $1,654,942 related to the vested common shares was recognized in the year ended September 30, 2023.

During the year ended September 30, 2023, the Company issued 150,000 common shares for certain consulting services. The value of $244,500 of the common shares was recognized in the year ended September 30, 2023.

During the year ended September 30, 2023, the Seller of Ameri-Can exercised its redemption option and therefore the Company repurchased the 201,614 common shares that it previously issued for the acquisition of Ameri-Can (see above). The Company paid cash consideration of $1,250,000 for the repurchase and the amount is debited from the share capital for the year ended September 30, 2023.

Stock options

At September 30, 2022, the Company had one stock option plan, the 2019 Equity Incentive Plan (collectively the “Equity Incentive Plan”).

During the year ended September 30, 2023, the Company granted stock options under the Stock Incentive Plan to certain officers to purchase an aggregate of 90,000 (2022: 365,000; 2021: nil) shares of the Company, which are subject to a 12-month vesting provision whereby, at the end of each of the first three months after the grant date, 25% of the total stock options become exercisable.

The fair values of these stock options were estimated at the dates of grant, which is December 30, 2022 for stock options granted in fiscal 2023 and November 1, 2021 for stock options granted in fiscal 2022, using the Black-Scholes Option Valuation Model, with the following weighted average assumptions:

	September 30, 2023	September 30, 2022
Stock price	$2.21	$4.10
Exercise price	$2.21	$4.10
Expected risk free interest rate	3.99%	1.20%
Expected volatility	174.20%	227.90%
Expected life in years	5	5
Expected dividend yield	nil	nil
Grant date fair value per option	$2.11	$4.06

A continuity schedule of outstanding stock options at September 30, and the changes during the periods, is as follows:

	Number of Stock Options	Weighted Average Exercise Price
		US$
Balance, September 30, 2021	-	-
Granted	365,000	4.10
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2022	365,000	4.10
Granted	90,000	2.21
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2023	455,000	3.73

A continuity schedule of outstanding unvested stock options at September 30, and the changes during the periods, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
		US$
Balance, September 30, 2021	-	-
Granted	365,000	4.06
Vested	(273,750)	4.06
Forfeited	-	-
Balance, September 30, 2022	91,250	4.06
Granted	90,000	2.11
Vested	(158,750)	3.30
Forfeited	-	-
Balance, September 30, 2023	22,500	2.11

At September 30, 2023, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At September 30, 2023, the unrecognized compensation cost related to unvested stock options was $47,411 expected to be recognized over 0.25 years.

A summary of stock options outstanding and exercisable at September 30, 2023:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	365,000	4.10	8.08
December 30, 2022	67,500	2.21	9.25

Share-based awards

(a)	During the year ended September 30, 2022, the Company granted an aggregate of 875,000 share-based awards with a fair value of $4.10 per share, determined using the share price at the date of grant of November 1, 2021 to certain directors, officers and employees of the Company (the “November 1, 2021 Grant”). These share-based awards have a vesting period of ranging from 1 year to 2 years from the grant date in ranging from 3 equal instalments to 5 equal instalments in the vesting periods. During the year ended September 30, 2022, an aggregate of 640,000 shares were issued to these directors, officers and employees under the November 1, 2021 Grant.

(b)	During the year ended September 30, 2022, the Company approved the following share-based compensations to its directors (the “November 1, 2021 Director Grant”): (i) annually a number of restricted stock equal to $30,000 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan on the date of the Company’s annual meeting of stockholders; (ii) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022; and iii) Ms. Cowan and Mr. Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022. As of September 30, 2022, an aggregate of 16,247 shares were issued to these directors.

(c)	On November 1, 2021, the Company granted an aggregate of 80,000 annual bonus share (the “Bonus Shares”) to certain of its officers. The Bonus Shares are subject to a one-year vesting provision whereby the total Bonus Shares become exercisable at the end of September 30, 2022. The share-based compensation expense in relation to the Bonus Shares have been recognized based on the fair value on the share price of $4.10 on the grant date. As of September 30, 2022, the 80,000 annual bonus shares have been issued to these officers.

The total amount of stock-based compensation expenses in relation to awards (a), (b) and (c) above is $3,455,680 for the year ended September 30, 2022 (2021: $nil, 2020: $nil).

(d)	In addition, on November 1, 2021, the Company granted an aggregate of 90,000 performance-based share (the “Performance Shares”) to Chief Executive Officer and Chief Financial Officer. The Performance Shares are subject to a one-year vesting provision whereby the total Performance Shares become exercisable at the end of September 30, 2022 if the Company’s sales increase achieved a targeted percentage determined by the Company. Since the Company has not met the sales increase target for the year ended September 30, 2022, the share-based compensation expense in relation to the Performance Shares have not been recognized during the year ended September 30, 2022.

(e)	During the year ended September 30, 2023, the Company issued the remaining 185,000 shares of the November 1, 2021 Gant (see (a) above) pursuant to its vesting schedule.

(f)	During the year ended September 30, 2023, the Company issued the remaining 71,519 shares of the November 1, 2021 Director Grant (see (b) above) pursuant to its vesting schedule.

(g)	During the year ended September 30, 2023, the Company approved the granting to its directors of a number of restricted stock equal to $34,421 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan on the date of the Company’s annual meeting of stockholders. As of September 30, 2023, the related shares have not been issued.

(h)

During the year ended September 30, 2023, the Company granted an aggregate of 360,000 share-based awards with a fair value of $2.21 per share, determined using the share price at the date of grant of December 31, 2022 to the Company’s Chief Executive Officer and Chief Financial Officer. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2023, an aggregate of 360,000 shares have already been issued to the Chief Executive Officer and Chief Financial Officer.

(i)	During the year ended September 30, 2023, the Company granted an aggregate of 80,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2023, all of the 80,000 shares have already been issued to these officers.

(j)	During the year ended September 30, 2023, the Company granted 300,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2023, only 50% of the services have been rendered to the Company. Therefore, only 150,000 shares have been issued to the consultant during the year ended September 30, 2023.

(k)

In addition, on February 7, 2023, the Company granted share-based awards with value equal to US$3,846 (RMB27,000) divided by the closing price of February 7, 2023 to an employee. Accordingly, 2,564 shares were issued to the employee during the year ended September 30, 2023.

The total amount of stock-based compensation expenses in relation to awards (e) to (k) above is $1,899,442 for the year ended September 30, 2023.

A summary of stock-based compensation expense for the years ended September 30 2023, 2022 and 2021 is as follows:

	September 30, 2023	September 30, 2022	September 30, 2021
	US$	US$	US$

Common share awards	1,899,442	3,455,680	-
Stock option awards	265,631	1,357,369	-
Total	2,165,073	4,813,049	-

13. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	September 30, 2023	September 30, 2022	September 30, 2021
	US$	US$	US$

Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(6,762,704)	(5,963,555)	(1,084,313)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	11,655,642	11,010,240	9,160,447

Loss per share attributable to ordinary shareholders —basic and diluted	(0.58)	(0.54)	(0.12)

14. Commitments and Contingencies

The Company had certain office leases and car leases in relation to its operations. These leases are classified as operating leases. Other than these operating leases and the common shares subject to redemption (note 12), the Company does not have significant commitments, long-term obligations, or guarantees as of September 30, 2023 and 2022.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2024	$642,604
2025	373,941
2026 and thereafter	247,537
Total future minimum lease payments	$1,264,082
Less: imputed interest	(133,576)
Total operating lease liability	$1,130,506
Less: operating lease liability - current	559,375
Total operating lease liability – non current	$571,131

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

During the fiscal year ended September 30, 2022, the Company was involved in a dispute with another party (the “Plaintiff”) due to the similarity of the Company’s former name Elite Education Group International, Ltd with the Plaintiff’s business name. On July 21, 2022, the Company reached a settlement agreement with the Plaintiff by paying a sum of US$40,000 to the Plaintiff and also agreed to change the Company’s name to EpicQuest Education Group International Limited. The US$40,000 was recorded in the consolidated financial statements for the year ended September 30, 2022.

15. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO

Due to related party balance

The related party balances of $140,000 as of September 30, 2023 and 2022 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

16. Segment Reporting

During the year ended September 30, 2023, the Company operated in two primary reportable segments, which were the foreign language education and the professional training programs. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, RIL and Skyward.

	Foreign language education	Professional training programs	Other	Total
	US$	US$	US$	US$

Revenue	3,946,380	1,766,100	-	5,712,480
Costs of services	837,055	665,200	-	1,502,255
Selling expenses and general administrative	5,242,103	2,053,130	1,465,798	8,761,031
Segment loss	2,132,778	952,230	1,465,798	4,550,806
Depreciation expense				407,013
Stock-based compensation expense				2,165,073
Other income				(186,137)
Interest income				(53,089)
Foreign exchange gain				(5)
Loss before income taxes				6,883,661
Income taxes				289,464
Net loss				7,173,125

Segmented assets	8,414,389	8,540,087	2,254,660	19,209,136
Goodwill allocation	-	1,811,917	840,849	2,652,766

During the years ended September 30, 2022 and 2021, the Company operated in a single reportable segment, which in the business of foreign language education. The Company’s revenue was derived from its US subsidiary, QHI, during the years ended September 30, 2022 and 2021.

As at September 30, 2023, long-term assets located in the U.S. and Canada were $8,852,343 or 84%, and $1,645,447 or 16% of the Company’s total long-term assets.

As at September 30, 2022, long-term assets located in the U.S. and Canada were $8,220,921 or 83%, and $1,712,595 or 17% of the Company’s total long-term assets.

17. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2023, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements except the following:

i)	On November 17, 2023, the Company incorporated a wholly owned subsidiary, which is Gilmore INV LLC (“Gilmore”) in Ohio. Gilmore owns 40% of SouthGilmore LLC (“SouthGilmore”), which was incorporated on November 20, 2023 in Ohio. On November 23, 2023, SouthGilmore entered into an agreement (the “Agreement”) with Argentine Football Association (the “AFA”), pursuant to which the parties agreed that two international friendly matches will take place between March 18-26, 2024 between the Argentine men’s national soccer team and similar opponents in China. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was paid in November 2023 in connection with the execution of the Agreement, the remaining $7.5 million is expected to be paid in February 2024. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games.

ii)	On November 22, 2023, the Company sold one of its lands, which is with a carrying value of $280,000 and located in Butler County, Ohio, for a sales price of $875,000.

iii)	On December 26, 2023, the Company completed a unit offering private placement and issued 400,000 units with unit price of $2.00, raising total gross proceeds of $800,000. Each unit contains one share and one warrant. Each warrant is exercisable into one share at an exercise price of $2.00/share within 5 years from the issuance date.