Form 20-F
period 2024-09-30
EpicQuest Education Group International Ltd
filed 2025-01-31
CIK 1781397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2024.

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

On September 30, 2024, the issuer had 13,113,173 shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐             No ☒

i

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” “EpicQuest Education,” “EpicQuest,” and “Company” refers to EpicQuest Education Group International Limited, a British Virgin Islands (“BVI”) company, and its subsidiaries, including Quest Holdings International LLC, an Ohio limited liability company (“QHI”); Quest International Education Center LLC, an Ohio limited liability company (“QIE”); Ameri-Can Education Group Corp., an Ohio corporation (“Ameri-Can”); Davis College Inc. (d.b.a. Davis University), an Ohio limited liability company (“Davis University,” “Davis,” or “DU”); Study Up Center LLC, an Ohio limited liability company (“SUPC”); Gilmore INV LLC, an Ohio limited liability company (“Gilmore”); SouthGilmore LLC, an Ohio limited liability company (“SouthGilmore”); Richmond Institute of Language Inc., a Canadian company, d.b.a. EduGlobal College (“RIL” or “EduGlobal College”); Highrim Holding International Limited, a Canadian company (“HHI”); and Skyward Holding International Limited, a Canadian company (“Skyward”).

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2024, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.0176 to $1.00.

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

Risks Related to Our Business

There is uncertainty regarding our ability to continue as a going concern.

As of September 30, 2024, we have incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements included in this Annual Report are issued. As of September 30, 2024, the Company had an accumulated deficit of $14,958,678 and a working capital deficit of $5,469,694.

While we believe that our plans to address these concerns are feasible, there is no assurance that our actions will be successful in mitigating the substantial doubt about the our ability to continue as a going concern. If we are unable to obtain sufficient financing or generate adequate cash flows from operations, we may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

As a result of the foregoing, the report of our independent registered public accounting firm contains an explanatory paragraph relating to our ability to continue as a going concern. This uncertainty may materially and adversely affect the market price of our ordinary shares and our ability to raise new capital.

Although historically we have generated net income, we cannot assure you that we will continue on the profitability path going forward.

We have generated revenues of $8,153,546 and $5,712,480, and had net (loss) of $(6,571,184) and $(7,069,862) for the years ended September 30, 2024 and 2023, respectively. We expect that both our revenues and our operating expenses will increase as we expand our business. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Any significant failure to realize anticipated revenue growth from our new and existing lines of business and/or manage operating expenses in line with revenue forecasts, could result in continued operating losses. As such, we cannot assure you that we will maintain profitability.

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

Parents’ and students’ interest in such travel and education abroad opportunities may be adversely affected by the COVID-19 pandemic and future pandemics. Our business, operations and financial performance have been, and may continue to be, affected by the macroeconomic impacts resulting from pandemics, and as a result, our revenue growth rate and expenses as a percentage of our revenues in future periods may differ significantly from our historical rates, and our future operating results may fall below expectations. The extent to which our business will continue to be affected will depend on a variety of factors, many of which are outside of our control, including the persistence of the pandemic, impacts on economic activity, and the possibility of recession or continued financial market instability. We currently believe that our financial resources will be adequate to sustain the Company’s operations through the outbreak. However, in the event that we do need to raise capital in the future, the outbreak-related instability in the securities markets could adversely affect our ability to raise additional capital.

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

Substantially all of our revenue is currently derived in China through Davis University and, historically, a portion of our operations have been conducted in China through Quest Holding International LLC (QHI). Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company to conduct the business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of the securities we are registering for sale. Implementation of any industry-wide regulations directly targeting our business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors in our company face potential uncertainty from the actions taken by the PRC government.

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

As of January 31, 2025, Messrs. Zhang and Wu hold approximately 57.36% and 9.43% of our outstanding shares, respectively. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by such individual or their affiliates will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

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

The Company faces cybersecurity risks.

The Company’s information systems (including those of its subsidiaries and counterparties) are increasingly susceptible to the threat of continuously evolving cybersecurity risks. Unauthorized individuals may seek to gain access to these systems or information through fraudulent activities or other forms of deception. The Company’s operations rely, in part, on how effectively it and its counterparties safeguard networks, equipment, technology systems, and software from potential threats and damages. Failures in information systems or their components, depending on their nature and scope, could adversely impact the Company’s reputation, results of operations, and financial condition. There is no guarantee that the Company, its subsidiaries, or its counterparties will avoid such losses in the future. The Company’s exposure to these risks cannot be fully mitigated due to, among other factors, the dynamic and evolving nature of these threats. Consequently, the Company continues to prioritize the development and enhancement of controls, processes, and practices designed to protect systems, software, data, computers, and networks from unauthorized access, attacks, or damage. Despite these efforts, cybersecurity remains a critical area of focus.

Risks Related to Our Corporate Structure

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

We may not be able to satisfy the continued listing requirements of the Nasdaq Capital Market in order to maintain the listing of our common shares.

On June 24, 2024, the Company received a delinquency notification letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s common shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Letter provided that the Company had a period of 180 calendar days from the date of the Letter, or until December 23, 2024, to regain compliance with the minimum bid price requirement. On December 24, 2024, Nasdaq granted a 180-day extension. On January 8, 2025, the Company received a notice from the Listing Qualifications Department of Nasdaq indicating that the Company had regained with the minimum bid requirement under Listing Rule 5550(a)(2). The notice indicated that as a result of the closing bid price of the Company’s common shares having been at $1.00 per share or greater for 20 consecutive business days, from December 9, 2024, to January 7, 2025, the Company had regained compliance with Nasdaq’s minimum bid price requirement and the matter had been closed.

Although the price of our common shares increased back above $1.00 per share in order to meet the requirements for the continued listing of our common shares on the Nasdaq Capital Market, there can be no assurance that the closing bid price of our common shares will remain at or above $1.00 in the future. If we fail to satisfy any of Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our common shares, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our common shares. The closing price of our common shares on January 30, 2025, was $0.985 per share.

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2025. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

Our capital expenditure amounted to approximately $40,343 and $14,231 for the years ended September 30, 2024 and 2023, respectively. The capital expenditures were primarily used for purchases of property and equipment.

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

Pursuant to the January Purchase Agreement, the Company filed a resale registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering all ordinary shares sold to investors and the ordinary shares issuable upon exercise of the Warrants. The Resale Registration Statement was declared effective on March 27, 2024. The ordinary shares, the January Warrants, and the ordinary shares issuable upon exercise of the January Warrants were sold and issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D promulgated under the Securities Act as sales to accredited investors.

On June 24, 2024, the Company received a delinquency notification letter (the “Letter”) from the Listing Qualifications Department of Nasdaq indicating that the Company was not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s common shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Letter provided that the Company had a period of 180 calendar days from the date of the Letter, or until December 23, 2024, to regain compliance with the minimum bid price requirement. On December 24, 2024, Nasdaq granted a 180-day extension. On January 8, 2025, the Company received a notice from the Listing Qualifications Department of Nasdaq indicating that the Company had regained with the minimum bid requirement under Listing Rule 5550(a)(2). The notice indicated that as a result of the closing bid price of the Company’s common shares having been at $1.00 per share or greater for 20 consecutive business days, from December 9, 2024, to January 7, 2025, the Company had regained compliance with Nasdaq’s minimum bid price requirement and the matter had been closed.

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

As of September 30, 2024, Davis has enrolled 220 international students for the first academic quarter of 2024. This compares with 35 international students that were enrolled at Davis in this same academic quarter in 2022, and 102 international students that were enrolled in this same academic quarter in 2023. The substantial increase in international enrollment for the first academic quarter of 2024 includes 101 international students through an agreement with Chongqing Technology and Business Institute and 115 international students through the Company’s foundational programs in China. On July 1, 2023, Davis entered into an agreement with Beijing New Oriental Vision Overseas Consulting Co., Ltd. (“New Oriental Consulting”) whereby New Oriental Consulting will act as a non-exclusive recruiting agent for Davis for a period of three years. New Oriental Consulting is the largest recruitment agent for students in China and recruits for colleges and universities in the U.S. and around the world.

On August 10, 2023, Davis entered into an agreement with Peking University School of Education (the “Peking University Agreement”) for a two-year continuing education and training program. During the first two years of this program, Davis students take course work on the main campus of Peking University; the remainder of the course work is to be taken at the Davis campus in Toledo, Ohio, leading to the attainment of degrees. The education program with Peking University, a preeminent university in China, began on September 1, 2023, with an enrollment to be capped at 50 Davis students. Peking University is regarded as one of the largest and highest ranked universities in China. In July 2024, the Peking University Agreement was renewed, and the cap of student enrollment in the program has been increased to 80 students. In addition, effective May 8, 2024, Davis entered an agreement with Shanghai Jiao Tong University to establish a foundational program on one of its main campuses, and started the first year of the program beginning in September 2024.

Starting July 2024, Davis expanded its campus to downtown Toledo in order to accommodate an expected growth in enrollment metrics attributable to its internationalization strategy. In addition, while an ongoing collaboration program with Chongqing Institute of Technology and Business for graphic design, which provides Davis students the opportunity to take coursework has entered into its second year, two similar programs have been formally approved and will start their first cohorts in September 2025. These new programs are an Advertising and Art Design program with Shijiazhuang College of Applied Technology and the Modern Logistics Management program with Guangdong Communications Polytechnic.

Effective December 1, 2024, Davis University established a pathway for international students from five Southeast Asian and South American colleges and universities to complete associate and bachelor’s degrees in business at Davis University by entering into a Transfer Articulation Agreement with The Center of Advanced Studies (“CAS”), based in Tokyo, Japan. The Agreement between Davis and CAS establishes a transfer pathway by facilitating the transfer of credits for students from colleges and universities where CAS operates its International Studies Program to enroll in Davis’ associate and bachelor’s degree programs for business. International students from the CAS International Studies Program may start attending Davis as soon as the Spring 2025 semester.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (EduGlobal Holdings) and Richmond Institute of Languages Inc. d.b.a. EduGlobal College (EduGlobal College), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings. This acquisition provided us with an opportunity to further develop EduGlobal’s innovative educational programs of English proficiency training and academic programming that was student-centric and were among the highest in academic quality. EduGlobal previously signed an Academic Articulation Agreement (the “Agreement”) with Algoma University (“Algoma”). The Agreement establishes a seamless pathway for EduGlobal students who have successfully completed its International Undergraduate Pathways Program (iUPP) and the English for Academic Purposes (EAP) Program to complete baccalaureate degrees and graduate certificates at Algoma’s campuses in Brampton and Sault Ste. Marie. The Agreement is an important element of the Company’s strategic plan; EpicQuest is intent upon exploring additional opportunities to expand into the Canadian education market. On March 31, 2023, HHI acquired the 20% remaining equity of EduGlobal College from EduGlobal Holdings. The acquisition price of the remaining 20% of the equity in EduGlobal was C$250,000 (US$186,131). This acquisition of the 20% of the remaining equity in EduGlobal resulted in EduGlobal College being 100% owned by HHI. EduGlobal College (“EduGlobal”) has signed a Memorandum of Understanding and Articulation Agreement with Corpus Christi College, located in Vancouver, Canada, and an Articulation Agreement with Academy of Learning, which has learning campuses throughout Canada. The agreements provide for ongoing collaborations between EduGlobal and the two institutions of higher learning. On March 28, 2024, two new cooperative (“co-op”) diploma programs at EduGlobal College were approved by the Private Training Institutions Branch (“PTIB”) of British Columbia, which regulates private training institutions. The co-op programs entail students alternating between attending academic semesters at EduGlobal College with working at paid, full-time jobs, and commenced for the Fall semester in September 2024. The two co-op programs are for a two-year Business Studies Diploma and a one-year Business Studies Certificate. Both programs require students to alternate semesters between attending academic semesters with placement at paid, full-time jobs. The two new programs add to the program that EduGlobal has been offering, and both programs are designed with international students in mind, featuring a blend of delivery methods to accommodate different time zones and learning preferences. This format supports EduGlobal College’s strategy to make quality Canadian education accessible to students from around the world.

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

On November 23, 2023, SouthGilmore entered into a contract (the “AFA Agreement”) with the Argentine Football Association (the “AFA”) pursuant to which the parties agreed that the Argentina Men’s National Soccer Team to play two exhibition matches in China. The two international friendly matches were planned to take place between March 18-26, 2024 between the Argentine men’s national soccer team and similar opponents in China. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was paid in connection with the execution of the Agreement, and the remaining $7.5 million will be paid before the games are played. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The Company has agreed to fund 50% of the payments due from SouthGilmore to the AFA pursuant to the Agreement. In April 2024, the AFA confirmed to SouthGilmore that it was rescheduling the previously scheduled matches, which the AFA and SouthGilmore now plan to hold between October 2025 and March 2026 in the territory of the Asian Football Conference.

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

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

Projects

●

Miami University (Regional Campuses) Project. As of September 30, 2024, a total of 57 students who had been admitted to the English Language Program at the Miami University Regional Campuses and paid full tuition fees. However, as of January 20, 2025, a total of 11 students have confirmed to join the English Language Program at the Miami University Regional Campuses. Given that China has taken steps to relax travel restrictions, we believe the number of students admitted to our program at the Miami University Regionals may increase back to levels similar to previous years.

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

Geographic Scope of Our Operations

During the fiscal year ending September 30, 2024, our study body consisted of both domestic and international students, while most of our customers were still Chinese residents. Furthermore, the Company is expanding to other international markets through Davis University and EduGlobal College, and believes that in the next fiscal year, more students from countries other than China will join our programs.

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

As of September 30, 2024, the Company had 43 full-time and 17 part-time employees, of which 39 were located in the U.S., 17 were located in Canada, and 4 were located in Sri Lanka.

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

C. Organizational Structure

The following chart illustrates EpicQuest Education’s organizational structure as of January 31, 2025:

(1) Percentage ownership of the Company’s common shares is based on 13,298,173 common shares outstanding as of January 31, 2025. Stock options, warrants, or other securities that are exercisable or convertible into common shares are not included in these percentages. See “Item 7. Major Shareholders and Related Party Transactions” for a table setting forth certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares, determined in accordance with the rules of the SEC. The SEC’s beneficial ownership rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 31, 2025. The amounts in the chart above do not reflect common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 31, 2025.

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

A. Operating Results

We were founded in 2012. Our revenue is primarily derived from English education programs for the year ended September 30, 2022 and from English education programs and professional training programs for the years ended September 30, 2024 and 2023.

Our revenue for the year ended September 30, 2024 increased by US$2.4 million as compared to that of the year ended September 30, 2023. The increase was mainly due to: i) a US$0.6 million increase in revenue from our English education programs due to the launches of our programs in Canada in fiscal 2024, and ii) a US$1.8 million increase in revenue from professional training programs due to the inclusion of the full fiscal year’s revenue of our Davis University subsidiary acquired in December 2022 and also due to more training programs were implemented after our acquisition of Davis University. Our operating expenses increased by US$1.5 million compared to fiscal 2023 primarily due to the increase in our general administrative expenses and selling expenses. Our net loss for the year ended September 30, 2024 decreased by US$0.5 million as compared to that of the year ended September 30, 2023.

Our revenue for the year ended September 30, 2023 decreased by US$0.6 million as compared to that of the year ended September 30, 2022. These decreases were mainly due to the net effect of: i) a US$2.4 million decrease in revenue from our English education program due to the continuing effects of the COVID-19 pandemic. When a new wave of COVID-19 pandemic occurred in China starting in November 2022, our recruiting activities for the spring and summer semesters of the 2022-23 academic year were again significantly affected; and ii) a US$1.8 million increase in revenue from professional training programs due to the inclusion of our newly acquired Davis University subsidiary in 2023. Our operating expenses decreased by US$0.2 million compared to fiscal 2022 primarily due to the decrease in our general administrative expenses. Our net loss for the year ended September 30, 2023, increased by US$0.9 million as compared to that of the year ended September 30, 2022.

As of September 30, 2024, our cash was US$1.5 million, including restricted cash. This represents a decrease of US$3.8 million from US$5.3 million as of September 30, 2023. The decrease is mainly due to the net operating loss in fiscal 2024.

Results of Operations

Years Ended September 30, 2024, 2023 and 2022

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2024	September 30, 2023	September 30, 2022

Revenues	$8,153,546	$5,712,480	$6,330,428
Costs of services	2,840,112	1,502,255	2,021,058
Gross profit	5,313,434	4,210,225	4,309,370

Operating costs and expenses:
Selling expenses	1,537,006	1,018,894	952,888
General and administrative	11,201,445	10,210,960	10,521,551
Total operating costs and expenses	12,738,451	11,229,854	11,474,439

Income (loss) from operations	(7,425,017)	(7,019,629)	(7,165,069)

Other income	(518,007)	(239,231)	(845,598)

Income (loss) before provision for income taxes	(6,907,010)	(6,780,398)	(6,319,471)

Income taxes expense (recovery)	(335,826)	289,464	(191,029)

Net loss	(6,571,184)	(7,069,862)	(6,128,442)

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2024	September 30, 2023	September 30, 2022

Revenues – English education program (QHI)	$3,927,988	$3,946,380	$6,330,428
Revenues – English education program (RIL)	607,697	-	-
Revenues – Professional education and training programs (DU)	3,617,861	1,766,100	-
Costs of services English education programs (QHI)	997,763	837,055	2,021,058
Costs of services English education programs (RIL)	57,814	-	-
Costs of services professional education and training programs (DU)	1,784,535	665,200	-
Gross profit	5,313,434	4,210,225	4,309,370
Gross profit margin %	65%	74%	68%

Revenue

Our revenues increased by US$2.4 million or 42.7% in fiscal 2024 compared to fiscal 2023. These increases were mainly due to the net effect of: i) a US$0.6 million increase in revenue from our English education programs due to the launches of our programs in Canada in fiscal 2024, and ii) a US$1.8 million increase in revenue from professional training programs due to the inclusion of the full fiscal year’s revenue of our Davis University subsidiary acquired in December 2022 and also due to more training programs were implemented after our acquisition of Davis University.

Our revenues decreased by US$0.6 million or 10% in fiscal 2023 compared to fiscal 2022. These decreases were mainly due to the net effect of: i) a US$2.4 million decrease in revenue from our English education program due to the continuing effects of the COVID-19 pandemic. When a new wave of COVID-19 pandemic occurred in China starting in November 2022, our recruiting activities for the spring and summer semesters of the 2022-23 academic year were again significantly affected; and ii) a US$1.8 million increase in revenue from professional training programs due to the inclusion of our newly acquired Davis University subsidiary in 2023.

Costs of services

Costs of services for English education program (QHI) mainly related to the program fees that we paid to our partnered university which provides the English learning program to our students. The program fees are based on semester terms and are generally fixed per student and per semester.

Costs of services for English education program (RIL) mainly related to salary expenses incurred for instructors and employees that are directly involved in assisting the provisions of the program services

Costs of services for professional education and training programs (DU) mainly related to tuition fees paid to partnership universities and salary expenses incurred for instructors and employees that are directly involved in assisting the provisions of the program services.

Our costs of sales in 2024 increased by US$1.3 million or 89.1% compared to fiscal 2023, which is due to the increase in our revenue in 2024.

Our costs of services in 2023 decreased by US$0.5 million or 25% compared to fiscal 2022, which is due to the net effect of: i) costs of services for English education programs decreased by US$1.2 million due to the decrease in revenue from English education program and the termination of cooperation with Dalian University of Finance and Economics; and ii) costs of services for professional training programs increased by US0.7 million due to inclusion of the newly acquired Davis University’s operations in fiscal 2023.

Gross margins

Our gross margin in 2024 decreased to 65% from 74% of 2023 primarily due to the net effect of: i) our gross margin for English education program for 2024 is 77% compared to 79% of 2023 due to increase of recruitment fees; and ii) our gross margin for professional training programs decreased to 51% from 62% for 2023 due to the increase of cost of services. The increase in cost of services was primarily due to the increase in salaries and also the costs for the new professional training programs in 2024 were relatively higher than the professional training programs in 2023.

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

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Selling expenses

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2024	September 30, 2023	September 30, 2022

Selling expenses	$1,537,006	$1,018,894	$952,888

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs. Total selling expenses increased by US$0.5 million in 2024 compared to 2023, which is consistent with the increase in sales revenue in 2024. The total selling expenses increased by US$0.07 million in 2023 compared to 2022. The increase is primarily due to the inclusion of the operating expenses of the newly acquired Davis University in 2023.

General and administrative expenses

General and administrative expenses consist primarily of the following expenses:

	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022
Bank charges	$17,855	$9,156	$8,982
Depreciation expenses	425,782	407,384	252,097
Insurance	133,035	64,393	70,515
Office expenses	783,742	721,419	190,338
Professional	1,160,520	1,581,541	1,131,745
Rental expenses	938,340	694,067	496,054
Repairs and maintenance	31,122	3,169	64,317
Salary and benefits	2,163,224	2,246,993	1,043,343
Management service fee	3,420,000	2,430,000	2,160,000
Stock-based compensation	1,977,187	1,817,310	4,813,049
Sundry	109,283	121,915	177,153
Tax and licenses	29,500	34,362	87,942
Vehicle expenses	17,965	35,296	26,016
Impairment	-	14,019	-
Bad debt (recovery)	(6,110)	29,936	-
Total	11,201,445	10,210,960	10,521,551

Our general administrative (“G&A”) expenses are generally fixed and will not significantly vary according to the changes of our revenue.

Our general administrative expenses increased by $1.0 million in 2024 compared to 2023, mainly due to the increase in management service fees with an amount of US$1.0 million increase in fiscal 2024. The increase in management fee was mainly due to: i) a US$0.3 million increase in the management fee at RIL due to its increased business activities as a result of the launches of our English education programs in Canada; and ii) a US$0.7 million increase in the management fee at Davis University due to its increased business activities as well as a result of more education and training programs were added in the year.

Our general administrative expenses remained relatively stable in 2023 compared to 2022, only slightly decreased by US$0.3 million. This was because there were no significant changes in our G&A activities in 2023 other than certain items such as salary and benefits. The significant increase in salary and benefits was due to the inclusion of the newly acquired Davis University subsidiary. The significant decrease in stock-based compensation in 2023 compared to 2022 was due to the share prices were lower in 2023 and the Company’s share-based compensation was mostly related to direct common shares granted to directors, officers and employees.

Other income

Other income of $0.5 million in fiscal 2024 is mainly related to gain from disposal of fixed assets. Other income of US$0.2 million in fiscal 2023 is mainly related to government grant for COVID-19 relief.

Income Tax

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21%.

Canada

Under the current Canadian income tax, the Company’s Canadian subsidiaries are subject to a combined provincial and federal corporate income tax rate of 27%.

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2024	September 30, 2023	September 30, 2022

Income tax expenses (recovery)	$(335,826)	$289,464	$(191,029)

The Company had an operating loss in 2023. The income tax expense in 2023 is related to new valuation allowance provided based on the Company’s assessment of its ability to use the temporary deductible differences in foreseeable future. The Company had an operating loss in 2024. The income tax recovery in 2024 is attributable to deferred income tax recovery, which is resulted from the decrease of deferred income tax liabilities related to depreciation intangible assets acquired from business combinations in previous periods. As depreciations were made in 2024 for the intangible assets, deferred income tax liabilities also decreased.

Net income (loss)

 Net loss for the year ended September 30, 2024 was US$6.6 million, compared to the net loss of US$7.1 million for the year ended September 30, 2023, representing a decrease in net loss of US$0.5 million.

Net loss for the year ended September 30, 2023 was US$7.1 million, compared to the net loss of US$6.1 million for the year ended September 30, 2022, representing an increase in net loss of US$1.0 million.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash raised from our last initial public offering, US$9.3 million, and cash investments from our investors. As of September 30, 2024, 2023 and 2022, we had US$1.2 million, US$5.0 million, and US$11.4 million, respectively, in cash, which primarily consists of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of English learning program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities and equity financing.

On January 8, 2024, the Company completed a unit offering private placement and issued 400,000 units with unit price of $2.00 per unit (the “January Private Placement”). Each unit contains one share and one warrant. Each warrant is exercisable into one share at an exercise price of $2.00/share within 5 years from the issuance date. The gross proceeds to the Company from the private placement was $0.8 million, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the warrants.

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of September 30, 2024, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. As of September 30, 2024, the Company had an accumulated deficit of $14,958,678 and a working capital deficit of $5,469,694.

Management has developed a plan to address these concerns, which includes the following actions:

●	Cost reduction initiatives: The Company plans to implement some cost-cutting measures, including reductions in discretionary spending.

●	Equity financing: The Company is actively seeking additional equity financing to fund operations and meet its obligations.

●	Asset sales: The Company is exploring the sale of non-core assets to generate additional liquidity.

●	New university programs: The Company is exploring strategic partnerships with more universities to introduce more educational programs and increase sources of revenues.

While management believes that these plans are feasible, there is no assurance that these actions will be successful in mitigating the substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient financing or generate adequate cash flows from operations, it may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flow Summary

Years Ended September 30, 2024, 2023 and 2022

	For the year ended September 30, 2024	For the year ended September 30, 2023	For the year ended September 30, 2022
Net cash provided by (used in) operating activities	(9,481,722)	(5,252,527)	(4,613,697)
Net cash provided by (used in) investing activities	716,772	(877,635)	(651,480)
Net cash provided by (used in) financing activities	4,947,683	-	200,000
Effect of exchange rate changes on cash	470	(7,346)	(28,938)
Net increase (decrease) in cash	(3,816,797)	(6,137,508)	(5,094,115)
Cash at beginning of period	5,305,551	11,443,059	16,537,174
Cash at end of period	1,488,754	5,305,551	11,443,059

We had a balance of cash and cash equivalents of US1.5 million (including restricted cash) as of September 30, 2024, US5.3 million as of September 30, 2023, and a balance of US$11.4 million as of September 30, 2022.

Operating Activities:

September 30, 2023 vs. 2022

Net cash used in operating activities was US$5.3 million for the year ended September 30, 2023, compared to net cash used in operating activities of US$4.6 million for the year ended September 30, 2022, represented a US$0.6 million increase in the net cash outflow in operating activities. The increase in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$7.1 million for the year ended September 30, 2023. For the year ended September 30, 2022, we had a net loss of US$6.1 million which led to a US$1.0 million increase in net cash outflow in operating activities.

2)	Change in prepaid expenses used US$1.3 million cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in prepaid expenses provided a US$0.6 million cash inflow, which led to a US$1.9 million increase in net cash outflow from operating activities.

3)	Change in accounts receivable generated US$0.2 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in accounts receivable provided US$0.1 million cash inflow, which led to a US$0.1 million increase in net cash inflow from operating activities.

4)	Change in accounts payable and accrued liabilities used US$0.2 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in accounts payable and accrued liabilities used net cash outflow of US$1.3 million, which led to a US$1.1million decrease in net cash outflow from operating activities.

5)	Change in deferred revenue generated US$0.2 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, change in deferred revenue used net cash outflow of US$1.3 million, which led to a US$1.5 million increase in net cash inflow from operating activities.

6)	Change in income tax receivable provided US$0.3 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change was a net cash inflow of US$0.01 million, which led to a US$0.3 million increase in net cash inflow from operating activities.

7)	Change in student deposits used US$0.04 million net cash outflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change was a net cash outflow of US$0.6 million, which led to a US$0.6 million decrease in net cash outflow in operating activities.

8)	Change in non-cash items, including depreciation, goodwill impairment, accretion of lease expenses, gain/loss from disposal of fixed assets, deferred income taxes and stock-based compensation expenses, provided a total of US$2.8 million net cash inflow for the year ended September 30, 2023. For the year ended September 30, 2022, the change was a net cash inflow of US$4.0 million, which led to a US$1.2 million decrease in net cash inflow in operating activities.

September 30, 2024 vs. 2023

Net cash used in operating activities was US$9.5 million for the year ended September 30, 2024, compared to net cash used in operating activities of US$5.3 million for the year ended September 30, 2023, representing a US$4.2 million increase in the net cash outflow in operating activities. The increase in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$6.6 million for the year ended September 30, 2024. For the year ended September 30, 2023, we had a net loss of US$7.1 million which led to a US$0.5 million decrease in net cash outflow in operating activities.

2)	Change in prepaid expenses and long-term prepaids used US$6.5 million cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in prepaid expenses used US$1.3 million cash outflow, which led to a US$5.2 million increase in net cash outflow from operating activities.

3)	Change in accounts receivable used US$0.4 million net cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in accounts receivable provided US$0.2 million cash inflow, which led to a US$0.6 million increase in net cash outflow from operating activities.

4)	Change in accounts payable and accrued liabilities generated US$1.1 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in accounts payable and accrued liabilities used net cash outflow of US$0.2 million, which led to a US$1.3 million increase in net cash inflow from operating activities.

5)	Change in deferred revenue generated US$1.3 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in deferred revenue provided net cash inflow of US$0.2 million, which led to a US$1.1 million increase in net cash inflow from operating activities.

6)	Change in income tax receivable provided US$0.007 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change was a net cash inflow of US$0.3 million, which led to a US$0.3 million decrease in net cash inflow from operating activities.

7)	Change in non-cash items, including depreciation, goodwill impairment, accretion of lease expenses, gain/loss from disposal of fixed assets, deferred income taxes and stock-based compensation expenses, provided a total of US$1.6 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change was a net cash inflow of US$2.8 million, which led to a US$1.2 million decrease in net cash inflow in operating activities.

Investing Activities:

September 30, 2024, 2023 and 2022

Net cash used in investing activities was US$0.7 million for the year ended September 30, 2022. It was attributable to the net effects of: i) US$0.3 million net repayment of notes receivable; ii) net amount of US$1.9 million used in business and asset acquisitions; and iii) proceeds of US$1.9 million from sale of a real estate property.

Net cash used in investing activities was US$0.9 million for the year ended September 30, 2023. It was attributable to the net effects of: i) US$1.2 million used for share buyback; and ii) US$0.2 million used in acquisition of 20% share of a subsidiary; iii) net amount of US$0.6 million acquired from business and asset acquisitions; and iv) US$0.01 million used for purchase of property and equipment.

Net cash generated from investing activities was US$0.7 million for the year ended September 30, 2024. It was primarily attributable to the net result of: 1) US$0.8 million generated from sale of property and equipment and 2) purchase of property and equipment of US$0.04 million.

Financing Activities:

September 30, 2024, 2023 and 2022

For the year ended September 30, 2022, the Company had net cash provided by financing activities of US$0.2 million, which was attributable to collection of remaining IPO proceeds of US$0.2 million previously held in trust account.

For the year ended September 30, 2023, the Company did not have financing activities.

For the year ended September 30, 2024, the Company had net cash provided by financing activities of US$4.9 million, which was attributable to the net result of: 1) US$0.8 million from the January Private Placement; 2) US$0.4 million debt financing from a third party; and 3) collection of US$3.7 million equity investment from shareholders for the incorporation of a new subsidiary.

Off-balance Sheet Arrangements

The Company had not entered into any off-balance sheet transactions or arrangements as at the latest practicable date.

C. Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the years ended September 30, 2024, 2023 and 2022.

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

Goodwill under Professional Training Program reporting unit

For the year ended September 30, 2024, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.

Goodwill under Other reporting unit

For the year ended September 30, 2024, we performed a qualitative assessment of the goodwill from other reporting unit and we concluded there were no indicators of impairment that existed.

Indefinite-lived intangible assets

Indefinite-lived intangible assets are not amortized but instead tested annually for impairment as of September 30, and between annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the fair value is less than its carrying value, a quantitative impairment test is not required. Where a quantitative impairment test is required, the procedure is to compare the indefinite-lived intangible asset’s fair value with its carrying amount. An impairment loss is recognized as the difference between the indefinite-lived intangible asset’s carrying amount and its fair value.

Indefinite-lived intangible assets under Professional Training Program reporting unit

For the year ended September 30, 2024, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age*	Position
Jianbo Zhang	60	Chairman, Chief Executive Officer
Zhenyu Wu	45	Chief Financial Officer, Director
Yunxia Xu	43	Chief Operating Officer and Chief Marketing Officer
Jing Li	43	Chief Development Officer
Bo Yu	50	Chief Programs Officer
Craig Wilson(1‡)(2)(3)(4)**	53	Independent Director
G. Michael Pratt(1)(2‡)(3)	74	Independent Director
Xiaojun Cui(1)(2)(3‡)	54	Independent Director

*	As of January 31, 2025
**	Lead Independent Director
‡	Committee Chair
(1)	Audit Committee.
(2)	Compensation Committee.
(3)	Nominating Committee.
(4)	Audit Committee financial expert.

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

Zhenyu Wu is the Company’s Chief Financial Officer and a Board member. From 2017 to 2024, Mr. Wu has been an Associate Dean Research and Graduate Research Programs and a Professor of Entrepreneurship and Finance, Asper School of Business, University of Manitoba. He was the Head, Department of Business Administration, at the same School of Business from 2015 to 2017. From 2011 to 2017, he was an Associate Professor at the I.H. School of Business, University of Manitoba, and he holds the position of Canada Research Chair (Tier II) in Entrepreneurship and Innovation from 2012 to 2021. Mr. Wu holds a Ph.D. in Finance (2007), an MBA degree in Finance (2012), and a Master’s Arts degree in Economics (2001), all from the University of Calgary, Calgary, Alberta, Canada. He also holds a B.A. degree in Economics from Nankai University, Tianjin, China (1999). Mr. Wu’s knowledge of the Company’s operations as well as his financial and accounting expertise are critical to the Company’s success.

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

Craig Wilson is an independent director of the Company. He is currently a Professor of Finance at Edwards School of Business, University of Saskatchewan, having worked there since July 1, 2002. From July 1, 2018 to June 30, 2023, he held the position of the Head of Department of Finance & Management Science, Edwards School of Business, University of Saskatchewan. Mr. Wilson holds a PhD in Finance (University of Alberta, 2004) and a Bachelor of Commerce degree in Finance (University of Alberta, 1998) as well as a Bachelor of Science degree in Mathematics (University of Alberta, 1996). Mr. Wilson’s deep academic knowledge and expertise of finance and management sciences represent valuable skills on the Company’s Board.

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

B. Compensation

Director Compensation

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved an updated director compensation plan for the Company’s non-employee directors (the “2023 Director Compensation Plan”) that replaced the Company’s 2021 Director Compensation Plan. The 2023 Director Compensation Plan provides for the following: (i) annual cash retention payment of $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair-Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received an annual grant of a ten-year option to purchase 45,000 common shares at an exercise price of the closing price of the common shares on the date of grant vesting in one year for existing non-employee Board members and in three years for initial Board members; and (viii) for the Lead Independent Director an annual grant of a ten-year option to purchase 15,000 common shares at an exercise price equal to the closing price of the common shares on the date of grant vesting in one year.

For the year ended September 30, 2024, the total compensation paid to the Company’s non-employee directors was as follows:

Name(1)	Fees earned or paid in cash ($)	Option Awards ($)(2)(3)	Total ($)
Craig Wilson	$67,000	66,000	$133,000
G. Michael Pratt	$62,000	49,500	$111,500
Xiaojun Cui(4)	$59,417	49,500	$108,917

(1)	Compensation paid to Jianbo Zhang, our Chairman and Chief Executive Officer, and Zhenyu Wu, our Chief Financial Officer, for their service on the Board of Directors is set forth below under the section titled Executive Officer Compensation.

(2)	The amounts in the “Option Awards” columns represent the aggregate grant date fair values of the awards. The stock options issued to Craig Wilson and G. Michael Pratt were vesting for one year, and those issued to Xiaojun Cui were vesting for three years.

(3)	No stock awards were issued to the Company’s non-employee directors during the year ended September 30, 2024. Stock options granted for during the year ended September 30, 2024, to the Company’s non-employee directors were as follows:

Name	Number of Shares Underlying Options
Craig Wilson	60,000
G. Michael Pratt	45,000
Xiaojun Cui	45,000

(4)	Xiaojun Cui was appointed to the Board on October 16, 2023.

Retirement Benefits

The Company contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Company and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Company to the funds.

Recoupment Policy

We adopted the EpicQuest Education Group International Ltd. Dodd-Frank Restatement Recoupment Policy effective as of October 2, 2023. In the event that we are required to prepare a financial restatement, the Compensation Committee will recoup all erroneously awarded incentive-based compensation calculated on a pre-tax basis received after October 2, 2023, by a person (i) after beginning service as an executive officer, (ii) who served as an executive officer at any time during the performance period for that incentive-based compensation, and (iii) during the three completed fiscal years immediately preceding the date that the Company is required to prepare a restatement, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years. “Clawback” or recoupment policy in our executive compensation program contributes to creating and maintaining a culture that emphasizes integrity and accountability and reinforces the performance-based principles underlying our executive compensation program.

Officer Compensation; Employment Agreements and Arrangements

The total cash compensation paid by us or our significant subsidiaries during the years ended September 30, 2024 and September 30, 2023, to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the years ended September 30, 2024 and September 30, 2023, but not including any amounts paid to such persons for their services as directors), as well as equity-based compensation paid to our executive officers during the years ended September 30, 2023, and September 30, 2024, are described below.

Jianbo Zhang

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. For the fiscal year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the fiscal year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 200,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the fiscal year ending September 30, 2022, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ending September 30, 2023, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 100,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the year ended September 30, 2023, and the shares were not issued.

Mr. Zhang is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. On October 1, 2022, Mr. Zhang was also issued an option to purchase 50,000 common shares under the 2019 Equity Incentive Plan (the “2019 Plan”). The term of the agreement will expire on October 1, 2026, and will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Zhang’s employment with the Company is terminated for any reason, the Company will pay to Mr. Zhang any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If Mr. Zhang’s employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by Mr. Zhang for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Zhang has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Zhang was issued restricted stock units for 250,000 common shares vesting in five equal installments between October 1, 2021, and October 1, 2023, as well as an additional option to purchase 150,000 common shares under the 2019 Plan.

On December 30, 2022, for services Mr. Zhang was issued an option to purchase 50,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Zhang: (i) base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 100,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ending September 30, 2024.

Zhenyu Wu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. For the fiscal year ending September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the fiscal year ending September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 160,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the fiscal year ending September 30, 2022, Mr. Wu was eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ending September 30, 2023, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 80,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the year ended September 30, 2023, and the shares were not issued.

Mr. Wu is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. On October 1, 2022, Mr. Wu was also issued an option to purchase 40,000 common shares under the 2019 Plan. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Wu’s employment with the Company is terminated for any reason, the Company will pay to Mr. Wu any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Wu has agreed not to compete with the Company for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature.

In November 2021, for services Mr. Wu was issued restricted stock units for 150,000 common shares vesting in three equal installments on in the period between October 1, 2021, and October 1, 2022, as well as an additional option to purchase 125,000 common shares, under the 2019 Plan.

On December 30, 2022, for services Mr. Wu was issued an option to purchase 40,000 common shares with an exercise price of $2.21 vesting in four equal installments on the first calendar day of each full fiscal quarter under the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Wu: (i) base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 80,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ending September 30, 2024.

Yunxia Xu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of US$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to US$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. She is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Ms. Xu’s employment with the Company is terminated for any reason, the Company will pay to Ms. Xu any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021, and April 1, 2023, under the 2019 Plan.

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Ms. Xu: (i) base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ending September 30, 2024; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 20,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ending September 30, 2024.

Jing Li

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. She is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Ms. Li’s employment with the Company is terminated for any reason, the Company will pay to Ms. Li any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the 2019 Plan.

Bo Yu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. He is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ending September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Yu’s employment with the Company is terminated for any reason, the Company will pay to Mr. Yu any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the 2019 Plan.

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

The Board standing committee memberships are as follows:

Audit Committee:	Craig Wilson‡*, G. Michael Pratt and Xiaojun Cui
Compensation Committee:	G. Michael Pratt‡, Craig Wilson and Xiaojun Cui
Nominating Committee:	Xiaojun Cui‡, G. Michael Pratt and Craig Wilson

*	Audit Committee Financial Expert
‡	Committee Chair

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

During the year ended September 30, 2023, the Compensation Committee engaged Anderson Pay Advisors LLC (“Anderson”) to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of pay levels, executive compensation design and review and analysis of competitive data with respect to the Company’s peers in the industry. Anderson’s final report to the Compensation Committee was delivered on October 18, 2023. The Compensation Committee has the authority to engage and terminate the services of compensation consultants, including Anderson. The decision to engage Anderson was not made, or recommended, by the Company’s management. The Compensation Committee has determined that Anderson is independent and that the services performed by Anderson present any conflicts of interest.

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

D. Employees

As of September 30, 2024, the Company had 43 full-time and 17 part-time employees, of which 39 were located in the U.S., 17 were located in Canada, and 4 were located in Sri Lanka. There is no labor union for our employees. We believe our relations with our employees are good.

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

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 31, 2025. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. With the exception of Mr. Pratt, none of the shareholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 13,298,173 common shares outstanding as of January 31, 2025. Unless otherwise indicated, the address of each beneficial owner listed in the table below is to the Company c/o 1209 N. University Blvd, Middletown, OH 45042.

	Amount of Beneficial Ownership(1)
Name of Beneficial Owner(2)	Common shares	Percentage
Jianbo Zhang, CEO(3)(4)	7,842,416	57.36%
Zhenyu Wu, CFO(5)	1,281,900	9.43%
Yunxia Xu, COO & CMO(6)	403,000	3.03%
Jing Li, CDO(7)	96,500	*
Bo Yu, CPO(8)	100,000	*
Craig Wilson(9)	90,966	*
G. Michael Pratt(10)	73,400	*
Xiaojun Cui (11)	--	*
All directors and executive officers as a group (8 persons)(12)	9,888,182	70.24%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited(3)	5,159,700	38.80%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o EpicQuest Education Group International Limited, 1209 N. University Blvd. Middletown.

(3)	Wonderland Holdings International Limited is a BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings International Limited.

(4)	Consists of 2,307,716 common shares directly held by Jianbo Zhang, and 375,000 common shares underlying stock options exercisable within 60 days of January 31, 2025, and 5,159,700 common shares directly held by Wonderland Holdings International Limited of which Mr. Zhang is deemed to be the beneficial owner.

(5)	Consists of 986,900 common shares directly held by Zhenyu Wu, and 295,000 common shares underlying stock options exercisable within 60 days of January 31, 2025.

(6)	Consists of 398,000 common shares directly held by Yunxia Xu, and 5,000 common shares underlying stock options exercisable within 60 days of January 31, 2025.

(7)	Consists of 96,500 common shares directly held by Jing Li.

(8)	Consists of 100,000 common shares directly held by Bo Yu.

(9)	Consists of 30,966 common shares directly held by Craig Wilson, and 60,000 common shares underlying stock options exercisable within 60 days of January 31, 2025.

(10)	Consists of 28,400 common shares directly held by G. Michael Pratt, and 45,000 common shares underlying stock options exercisable within 60 days of January 31, 2025.

(11)	Xiaojun Cui does not currently own any common shares of the Company.

(12)	Includes 5,159,700 common shares held by Wonderland Holdings International Limited described in footnote 3.

As of January 31, 2025, there were 40 holders of record (excluding the beneficial shareholders held through the intermediaries) entered in our share register, of which 5 holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

All of the Company’s shareholders have the same voting rights.

B. Related Party Transactions

The following is a description of transactions since September 30, 2019, to which any of our related parties, had or will have a direct or indirect material interest.

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder, CEO and ultimate controlling shareholder of the Company.

Due to related party balance

The related party balances of $140,000 as of September 30, 2024, 2023, and 2022 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

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

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its shareholders.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the United States;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as consideration;

●	persons holding our common shares through partnerships or other pass-through entities;

●	beneficiaries of a trust holding our common shares; or

●	persons holding our common shares through a trust.

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

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. As of September 30, 2024 and 2023, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S and Canada.

The Company does not have material trade receivable related to students as they are required to prepay service fees.

Therefore, there was no significant concentration risk for the Company as at September 30, 2024 and 2023.

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

Under the supervision of our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on the foregoing, our Certifying Officers concluded that our disclosure controls and procedures were not effective as of September 30, 2024, due to the material weakness in our internal control over financial reporting discussed below.

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

The Company has identified the following material weaknesses, which are indicative of many small companies with small number of staff, as of September 30, 2024 (i) lack of proper risk assessment process; (ii) lack of proper review and analysis of non-routine transactions and (iii) lack of formal documentation in internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2024. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the material weaknesses identified above, management has concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2024, based on the criteria established in “2013 Internal Control-Integrated Framework” issued by COSO.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2024	September 30, 2023

Audit Fees	220,000	230,000
Audit Related Fees	55,000	60,000
Tax Fees	-	-
All Other Fees	-	40,000
Total Fees	275,000	330,000

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

We have adopted securities trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

ITEM 16K. CYBERSECURITY.

Through our subsidiaries, we provide comprehensive education solutions for domestic and international students interested in university and college degree programs in the United States, Canada, and the United Kingdom. However, we have not yet adopted formal company-wide cybersecurity risk management programs or formal processes for assessing cybersecurity risks that include all our subsidiaries. We understand the importance of managing material risks from cybersecurity threats and are committed, as part of our continuing growth, to implementing and maintaining an adequate information security program to manage such risks and safeguard our systems and data.

We currently manage our cybersecurity risks through a variety of practices that are applicable to users of our information technology and information assets. We and our subsidiaries use a combination of technology, policies, training, and monitoring to promote security awareness and prevent security incidents, but these practices and policies have not been implemented consistently or company-wide (i.e., across all entities falling within our corporate structure).

While certain of our subsidiaries have implemented more robust systems and practices specific to their industries, EpicQuest Education Group International Limited, at the parent level, has as of the date of this report managed cybersecurity risks by utilizing commercially available anti-virus software on company computers, utilizing cloud-based systems and software offered by major software and computer systems providers for Company records, and have engaged in-house information technology staff to manage and maintain the Company’s computer systems.

We believe that we have limited exposure to cyber threats other than emails and project data storage. Financial transactions are enabled through well-stablished financial institutions.

We have not, as of the date of this report, experienced a cybersecurity threat or incident in the last three years, that materially affected or is reasonably likely to affect our business, results of operations, or financial condition. However, there can be no guarantee that we will not experience such an incident in the future. Refer to our risk factor “The Company faces cybersecurity risks.” on page 11.

Our board of directors oversees cybersecurity risk as part of its role of overseeing enterprise-wide risk.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association filed July 26, 2022 (incorporated by reference to Exhibit 1.1 of the Form 20-F filed January 19, 2023).
2.1	Specimen Share Certificate (incorporated by reference to exhibit 4.1 to the Form F-1 file number: 333-251342).
2.2	Form of Series A Warrant (incorporated by reference to exhibit 4.2 to the Form F-1 file number: 333-251342).
2.3	Form of Series B Warrant (incorporated by reference to exhibit 4.3 to the Form F-1 file number: 333-251342).
2.4	Form of Warrant Agency Agreement. (incorporated by reference to exhibit 4.4 to the Form F-1 file number: 333-251342).
2.5	Description of Securities (incorporated by reference to Exhibit 2.5 of the Form 20-F filed January 19, 2023).
4.1	Form independent director agreement (incorporated by reference to exhibit 10.1 to the Form F-1 file number: 333-251342).
4.2	Renda Agreement (incorporated by reference to exhibit 10.7 to the Form F-1 file number: 333-251342).
4.3	Indemnification Escrow Agreement (incorporated by reference to exhibit 10.8 to the Form F-1 file number: 333-251342).
4.4	2019 Equity Incentive Plan of EpicQuest Education Group International Limited, as amended (incorporated by reference to exhibit 99.1 of the Form 6-K, filed November 30, 2022).
4.5	Forms of award agreements under the 2019 Equity Incentive Plan of EpicQuest Education Group International Limited (incorporated by reference to Exhibit 4.5 of the Form 20-F filed January 19, 2023).
4.6	Employment Agreement between EpicQuest Education Group International Limited and Jianbo Zhang, dated November 1, 2021 (incorporated by reference to exhibit 99.1 to the Form 6-K filed November 5, 2021).
4.7	Employment Agreement between EpicQuest Education Group International Limited and Zhenyu Wu, dated November 1, 2021 (incorporated by reference to exhibit 99.2 to the Form 6-K filed November 5, 2021).
4.8	Employment Agreement between EpicQuest Education Group International Limited and Yunxia Xu, dated November 1, 2021 (incorporated by reference to exhibit 99.3 to the Form 6-K filed November 5, 2021).
4.9	Employment Agreement between EpicQuest Education Group International Limited and Jing Li, dated November 1, 2021 (incorporated by reference to exhibit 99.4 to the Form 6-K filed November 5, 2021).
4.10	Employment Agreement between EpicQuest Education Group International Limited and Bo Yu, dated November 1, 2021 (incorporated by reference to exhibit 99.5 to the Form 6-K filed November 5, 2021).
4.11	Non-Employee Director Compensation Plan (incorporated by reference to exhibit 99.6 to the Form 6-K filed November 5, 2021).

4.12	Stock Purchase Agreement with Ameri-Can Education Group Corp, and the holders of shares of capital stock of Ameri-Can, dated November 24, 2021 (incorporated by reference to exhibit 99.1 to the Form 6-K filed December 1, 2021).
4.13	Agreement Miami University and Renda Finance and Education Technology Company, dated July 1, 2020 (incorporated by reference to exhibit 4.12 to the Form 20-F filed December 30, 2021).
4.14	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc. and Richmond Institute of Languages Inc., dated January 15, 2022 (incorporated by reference to exhibit 99.1 to the Form 6-K filed January 21, 2022).
4.15	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc., Richmond Institute of Languages Inc., and Sylvester Chen, dated March 31, 2023 (incorporated by reference to exhibit 99.2 to the Form 6-K filed April 12, 2023).
4.16	Memorandum of Agreement by and among Miami University, a body politic and corporate established and existing under the laws of the State of Ohio and Quest Holding International, LLC, dated May 24, 2023 (incorporated by reference to exhibit 99.1 to the Form 6-K filed May 30, 2023).
4.17	Form of Investor Warrant (incorporated by reference to exhibit 4.1 to the Form 6-K filed January 10, 2024).
4.18	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 to the Form 6-K filed January 10, 2024).
4.19	Contract between SouthGilmore LLC and the Argentine Football Association dated November 23, 2023 (incorporated by reference to exhibit 4.1 to the Form 6-K filed January 18, 2024).
8.1*	List of Subsidiaries of the Registrant.
11.1	Code of Conduct and Ethics. (incorporated by reference to exhibit 14.1 to the Form F-1 file number: 333-251342)
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of ZH CPA, LLC
97.1*	Dodd-Frank Restatement Recoupment Policy
101.INS	Inline XBRL Taxonomy Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 31, 2025	By:	/s/ Zhang Jianbo
		Name:	Zhang Jianbo
		Title:	Chief Executive Officer (Principal Executive Officer)

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 31, 2025	By:	/s/ Zhenyu Wu
		Name:	Zhenyu Wu
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ Zhang Jianbo	Chairman, Chief Executive Officer	January 31, 2025
	Zhang Jianbo	(Principal Executive Officer)

By:	/s/ Zhenyu Wu	Chief Financial Officer and Director	January 31, 2025
	Zhenyu Wu	(Principal Financial and Accounting Officer)

By:	/s/ Craig Wilson	Independent Director	January 31, 2025
Craig Wilson

By:	/s/ G. Michael Pratt	Independent Director	January 31, 2025
G. Michael Pratt

By:	/s/ Xiaojun Cui	Independent Director	January 31, 2025
Xiaojun Cui

ePICQUEST education GROUP international LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EpicQuest Education Group International Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EpicQuest Education Group International Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

The Company’s ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2018.

Denver, Colorado

January 31, 2025

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 and 2023

(US$, except share data and per share data, or otherwise noted)

	September 30, 2024	September 30, 2023
	US$	US$
Assets
Current Assets
Cash and cash equivalents	1,150,042	4,966,839
Restricted cash	338,712	338,712
Accounts receivable, net	85,279	36,503
Other receivable	473,271	107,179
Prepaid expenses	1,305,935	2,326,185
Inventory	48,470	41,185
Income tax receivable	889,766	894,743
Total current assets	4,291,475	8,711,346
Non-current assets
Property and equipment, net	1,597,823	2,041,242
Long-term prepaids	7,500,023	-
Intangible assets	4,464,226	4,686,228
Right-of-use assets	2,785,008	1,117,554
Goodwill	2,652,772	2,652,766
Total assets	23,291,327	19,209,136

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	3,233,471	2,121,051
Loan payable	409,956	-
Income tax payable	4,294	1,872
Due to related party	140,000	140,000
Lease liabilities – current	641,254	559,375
Deferred revenue	5,332,194	4,057,517
Total current liabilities	9,761,169	6,879,815
Non-current liabilities
Lease liabilities – non current	2,181,769	571,131
Deferred income tax liabilities	470,468	824,480
Total liabilities	12,413,406	8,275,426

Commitments and contingencies

Shareholders’ equity
Common shares, US$0.0015873 par value, 31,500,000 shares authorized, 13,113,173 and 11,998,173 shares issued and outstanding as of September 30, 2024 and 2023, respectively	20,814	19,045
Additional paid-in capital	20,142,071	18,129,000
Deficit	(14,958,678)	(8,968,555)
Accumulated other comprehensive loss	(35,803)	(36,284)
Total shareholders’ equity	5,168,404	9,143,206

Non-controlling interests	5,709,517	1,790,504
Total liabilities and shareholders’ equity	23,291,327	19,209,136

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(US$, except share data and per share data, or otherwise noted)

	September 30, 2024	September 30, 2023	September 30, 2022
	US$	US$	US$

Revenues	8,153,546	5,712,480	6,330,428
Costs of services	2,840,112	1,502,255	2,021,058

Gross profit	5,313,434	4,210,225	4,309,370

Operating costs and expenses:
Selling expenses	1,537,006	1,018,894	952,888
General and administrative	11,201,445	10,210,960	10,521,551
Total operating costs and expenses	12,738,451	11,229,854	11,474,439

Loss from operations	(7,425,017)	(7,019,629)	(7,165,069)

Other (income) expenses:
Other income	(495,276)	(186,137)	(819,135)
Interest income	(22,731)	(53,089)	(26,463)
Foreign exchange gain	-	(5)	-
Total other (income) expenses	(518,007)	(239,231)	(845,598)

Loss before provision for income taxes	(6,907,010)	(6,780,398)	(6,319,471)

Current income tax expense	18,186	11,590	16,459
Deferred income tax expense (recovery)	(354,012)	277,874	(207,488)
Income taxes expense (recovery)	(335,826)	289,464	(191,029)

Net loss	(6,571,184)	(7,069,862)	(6,128,442)
Net loss attributable to non-controlling interest	(581,061)	(410,421)	(164,887)
Net loss attributable to common stockholders	(5,990,123)	(6,659,441)	(5,963,555)
Unrealized foreign currency translation adjustment	481	(7,345)	(28,939)
Comprehensive loss	(6,570,703)	(7,077,207)	(6,157,381)

Basic & diluted net loss per share	(0.47)	(0.57)	(0.54)

Weighted average number of ordinary shares-basic and diluted	12,637,968	11,655,642	11,010,240

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Subscription receivable	Retained earnings (deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total equity
Balance as of September 30, 2021	10,412,843	16,528	11,464,979	(200,000)	3,654,441	-	-	14,935,948
Net loss					(5,963,555)		(164,887)	(6,128,442)
Receipt of subscription receivable	-	-	-	200,000	-	-	-	200,000
Issuance of common shares for acquisition	201,614	-	7	-	-	-	2,344,995	2,345,002
Share-based compensation – common shares	736,247	1,169	3,454,511	-	-	-	-	3,454,511
Share-based compensation – stock options	-	-	1,357,369	-	-	-	-	1,357,369
Currency translation adjustment	-	-	-	-	-	(28,939)	-	(28,939)
Balance as of September 30, 2022	11,350,704	17,697	16,276,866	-	(2,309,114)	(28,939)	2,180,108	16,138,618
Net loss					(6,659,441)		(410,421)	(7,069,862)
Share buyback	(201,614)	-	(7)	-	-	-	-	(7)
Share-based compensation – common shares	849,083	1,348	1,794,831	-	-	-	-	1,796,179
Share-based compensation – stock options	-	-	265,631	-	-	-	-	265,631
Acquisition of additional interest in subsidiary	-	-	(208,321)	-	-	-	20,817	(187,504)
Currency translation adjustment	-	-	-	-	-	(7,345)	-	(7,345)
Balance as of September 30, 2023	11,998,173	19,045	18,129,000	-	(8,968,555)	(36,284)	1,790,504	10,933,710
Net loss					(5,990,123)		(581,061)	(6,571,184)
Issuance of common stock for cash	400,000	635	799,365					800,000
Share-based compensation – common shares	715,000	1,134	833,265					834,399
Share-based compensation – stock options			1,142,787					1,142,787
Investment with 40% interest in SouthGilmore			(762,346)				4,500,074	3,737,728
Currency translation adjustment						481		481
Balance as of September 30, 2024	13,113,173	20,814	20,142,071	-	(14,958,678)	(35,803)	5,709,517	10,877,921

The accompanying notes form an integral part of these consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024, 2023 AND 2022

(US$, except share data and per share data, or otherwise noted)

	September 30,	September 30,	September 30,
	2024	2023	2022
	US$	US$	US$
Cash Flows from Operating Activities:
Net loss	(6,571,184)	(7,069,862)	(6,128,442)
Adjustments for items not affecting cash:
Depreciation and amortization	425,763	407,013	252,097
Share-based compensation	1,977,187	2,061,810	4,813,049
Net gain from disposal of fixed assets	(477,115)	-	(813,064)
Impairment of goodwill	-	14,038	-
Non-cash lease expenses	-	-	(25,643)
Deferred income tax expense	(354,012)	277,874	(207,488)
Changes in operating assets and liabilities
Accounts receivable and other receivable	(414,866)	217,407	118,608
Prepaid expenses	1,020,250	(1,323,593)	614,548
Long-term prepaids	(7,500,023)	-	-
Operating lease – lease liabilities and right of use assets	25,064	(45,022)	-
Inventory	(7,285)	(21,170)	-
Accounts payable & accrued liabilities	1,112,423	(212,817)	(1,320,563)
Deferred revenue	1,274,677	233,493	(1,283,314)
Income tax receivable	7,399	254,342	2,293
Student deposits	-	(46,040)	(635,778)
Net cash used in operating activities	(9,481,722)	(5,252,527)	(4,613,697)
Cash Flows from Investing Activities:
Purchase of property and equipment	(40,343)	(14,231)	(51,410)
Collection (addition) of notes receivable	-	-	(305,000)
Repayment to related parties	-	-	(270,000)
Share buyback	-	(1,250,007)	-
Acquisition of additional interest in subsidiary	-	(187,505)	-
Net cash acquired from (used for) business acquisitions	-	574,108	(1,945,931)
Proceeds from sale of fixed assets	757,115	-	1,920,861
Net cash provided from (used in) investing activities	716,772	(877,635)	(651,480)

Cash Flows from Financing Activities:
Long term investment received for Gilmore	3,737,727	-	-
Share issuances, net of issuance costs	800,000	-	200,000
Proceeds borrowed from third party	409,956	-	-
Net cash provided from financing activities	4,947,683	-	200,000

Effect of exchange rate changes on cash and cash equivalents	470	(7,346)	(28,938)
Net increase/(decrease) in cash, cash equivalents	(3,816,797)	(6,137,508)	(5,094,115)
Cash and cash equivalents and restricted cash, beginning of year	5,305,551	11,443,059	16,537,174
Cash and cash equivalents and restricted cash, end of year	1,488,754	5,305,551	11,443,059

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid
Income taxes paid	10,787	10,575	14,166
Non-cash investing activities – acquisition of operating lease right-of-used assets	2,267,597	561,247	574,483
Non-cash investing activities – assumption of operating lease obligation	2,238,099	572,564	574,483

ePICQUEST EDUCATION GROUP international LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities and going concern

The Company was incorporated in the British Virgin Island (“BVI”) on December 13, 2017. The Company principally engages in the business of foreign language education and university education. The Company’s revenue is primarily derived from foreign education programs, university education programs and student accommodation services.

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of September 30, 2024, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. As of September 30, 2024, the Company had an accumulated deficit of $14,958,678 and a working capital deficit of $5,469,694.

Management has developed a plan to address these concerns, which includes the following actions:

●	Cost reduction initiatives: The Company plans to implement some cost-cutting measures, including reductions in discretionary spending.

●	Equity financing: The Company is actively seeking additional equity financing to fund operations and meet its obligations.

●	Asset sales: The Company is exploring the sale of non-core assets to generate additional liquidity.

●	New university programs: The Company is exploring strategic partnerships with more universities to introduce more educational programs and increase sources of revenues.

While management believes that these plans are feasible, there is no assurance that these actions will be successful in mitigating the substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient financing or generate adequate cash flows from operations, it may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries as of September 30, 2024. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
EpicQuest Education Group International Limited (the “Company” or “EpicQuest”) (formerly Elite Education International Co. Ltd.)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Quest International Education Center LLC (“QIE”) (formerly Miami International Education Center LLC)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada
Richmond Institute of Language Inc. (“RIL” or “EduGlobal College”)	Academic services for college and university applications	100%	April 18, 2008	BC, Canada
Ameri-Can Education Group Corp. (“Ameri-Can”)	Education services	70%	November 17, 2019	Ohio, US
Study Up Center, LLC (“SUPC”)	Student education assistance	100%	April 27, 2022	Ohio, US
Davis University (“DU”)	Education services	70%	1858	Ohio, US
Skyward Holding International Limited (“Skyward”)	Investment holding	100%	June 13, 2023	MB, Canada
Gilmore INV LLC (“Gilmore”)	Investment holding	100%	November 17, 2023	Ohio, US
SouthGilmore LLC (“SouthGilmore”)	Sporting	40%	November 20, 2023	Ohio, US

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

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and its subsidiaries of QHI, QIE, HHI, Ameri-Can, SUPC, DU Skyward, Gilmore and SouthGilmore. The Canadian dollar (“C$”) is the functional currency of the Company’s subsidiary of RIL.

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

	September 30, 2024	September 30, 2023

Year-end spot rate	US$1=C$ 1.3511	US$1=C$ 1.3535
Average rate	US$1=C$ 1.3606	US$1=C$ 1.3486

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and other receivable. As of September 30, 2024 and 2023, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US and Canada.

The Company does not have significant trades receivable related to students as they are required to prepay service fees.

Therefore, there was no significant concentration risk for the Company as at September 30, 2024 and 2023.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents the cash that is held by the Department of Education on behalf of DU in order to meet the financial protection requirement for change of ownership of DU. This amount represents 25% of the Title IV, Higher Education Act (“HEA”) program funds received by DU during its most recently completed fiscal year.

Revenue recognition

ASC 606 provides for a five-step model for recognizing revenue from contracts with customers. These five steps include:

(i)	Identify the contract

(ii)	Identify performance obligations

(iii)	Determine transaction price

(iv)	Allocate transaction price

(v)	Recognize revenue

Under ASC 606, revenue is recognized when the customer obtains control of a good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company’s revenue streams contain the following services and performance obligations offered through the subsidiaries of RIL, QHI or DU:

Foreign language education program offered through RIL

●	English education programs

Foreign language education programs offered through QHI

●	English education programs

●	Dorm renewal services

Professional education and training programs offered through DU

●	Professional career training programs

●	College education programs

●	Post-education training programs

●	Collaboration education services provided to an oversea college

●	Real estate training program

The transfers of controls of all of the Company’s above services occur over time upon the delivery of the services to the students based on the terms of the semesters. Therefore, revenues for all these performance obligations are all recognized over time as the students simultaneously receive the services and consume the benefits provided by the Company’s performance of the services.

Except for the revenues related to the collaboration education services provided to an oversea college and the real estate training program, the Company determined it acts as the principal for all the service performance obligations since it is in control of establishing the prices for the specified services, managing the major aspects of the service delivery processes, and assuming the risks of loss for delivery and collection. For services where the Company acts as principle, services revenues are presented on a gross basis in the consolidated statements of operations and comprehensive loss. For revenues related to collaboration education services provided to an oversea college and the real estate training program, they are presented on a net basis since the Company only acts as an agent when providing for these services primarily due to the Company does not have the discretion in establishing the prices and the Company does not have the risk before the services has been transferred to the student, or after the transfer of control to the customer.

Funds received from students prior to provision of our education services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term.

Costs of services

Costs of services for all our education programs are primarily comprised of the tuition fees paid to our partnered education institutions and salary expenses for our instructors and employees involved in the provisions of the services. These fees are charged into costs of services when such fees are incurred based on semester terms in direct relation to the education programs.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, due to related party, loan payable, income tax payable and lease liabilities. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, income tax payable and due to related party approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company did not have transfers of financial instruments between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2024 and 2023.

Property and equipment

Property and equipment are recorded at cost, less accumulated, depreciation and impairment. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rates of these assets are generally as follows:

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

There were no impairment losses for the years ended September 30, 2024 and 2023.

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

As of September 30, 2024, the Company elected to perform a quantitative assessment for its goodwill under RIL’s operation and concluded that there were no indicators of impairment. As of September 30, 2023, the Company elected to perform a quantitative assessment directly for its goodwill under RIL’s operation and recorded an impairment of $14,308 to RIL’s goodwill.

As of September 30, 2024, the Company performed a qualitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment. As of September 30, 2023, the Company performed a qualitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment.

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

Adjustment

During the year ended September 30, 2024, the Company identified an error that affects the results for the year ended September 30, 2023. The error was due to the stock-based payment expenses for certain directors had been double recorded in fiscal 2023. Management concluded that the error was not material to the previously issued financial statements for the year ended September 30, 2023. As a result, the Company has corrected the error by revising the consolidated financial statements and related disclosures included herein for the prior fiscal period.

The following tables summarize the effect of the revision on each financial statement line item as of the date, and for the period, indicated:

Consolidated Balance Sheets

	Year ended September 30, 2023		Year ended September 30, 2023
	As previously reported (US$)	Adjustment (US$)	As revised (US$)

Additional paid-in-capital	18,232,263	(103,263)	18,129,000
Deficit	(9,071,818)	103,263	(8,968,555)
Total shareholder’ equity	9,143,206	-	9,143,206

Consolidated Statements of Operations and Comprehensive Loss

	September 30, 2023		September 30, 2023
	As previously reported (US$)	Adjustment (US$)	As revised (US$)

General and administrative	10,314,223	(103,263)	10,210,960
Total operating costs and expenses	11,333,117	(103,263)	11,229,854

Loss from operations	(7,122,892)	103,263	(7,019,629)

Loss before provision for income taxes	(6,883,661)	103,263	(6,780,398)

Net loss	(7,173,125)	103,263	(7,069,862)

Net loss attributable to common stockholders	(6,762,704)	103,263	(6,659,441)

Comprehensive loss	(7,180,470)	103,263	(7,077,207)

Basic & diluted net loss per share	(0.58)	0.01	(0.57)

Weighted average number of ordinary shares-basic and diluted	11,655,642	-	11,655,642

Consolidated Statements of Cash flows

	Year ended September 30, 2023		Year ended September 30, 2023
	As previously reported (US$)	Adjustment (US$)	As revised (US$)
Cash Flows from Operating Activities
Net loss	(7,173,125)	103,263	(7,069,862)
Adjustments for items not affecting cash:
Share-based compensation	2,165,073	(103,263)	2,061,810
Net cash provided from (used in) operating activities	(5,252,527)	-	(5,252,527)

Recently issued accounting standards

ASU 2021-08: In October 2021, the FASB issued ASU 2021-08 for Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update primarily addresses the accounting for contract assets and contract liabilities from revenue contracts with customers acquired in a business combination. The update requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 - Revenue from Contracts with Customers, whereas prior to the adoption of the update, contract assets acquired and contract liabilities assumed in a business combination were recognized at fair value on the acquisition date. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company adopted the new standards for fiscal year ending September 30, 2024. The adoption of the new standards did not have impact to the Company’s consolidated financial statements.

ASU 2023-07: In November 2023, the FASB issued ASU 2023-07 for Segment Reporting (Topic 280): The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update:

1.	Require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”).

2.	Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss.

3.	Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods.

4.	Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources.

5.	Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources.

6.	Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The ASU will apply to the Company’s next fiscal year. The Company is still in the process of evaluating the impact of this ASU to its consolidated financial statements.

ASU 2024-03: In November 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development).

The objective of the amendments is to provide disaggregated information about public business entity’s expenses to help investors:

1.	Better understand the entity’s performance

2.	Better assess the entity’s prospects for future cash flows

3.	Compare an entity’s performance over time and with that of other entities.

The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:

1.	Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e).

2.	Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements.

3.	Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4.	Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is still in the process of evaluating the impact of this ASU to its consolidated financial statements since the ASU will only apply to the Company fiscal year of 2027.

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

The acquisition was accounted for as an asset acquisition during the year ended September 30, 2022. The table below sets forth the consideration paid and the allocation of the consideration to the assets and liabilities identified:

Consideration paid	US$
Share consideration	1,250,000
Cash consideration	3,750,000
Non-controlling interest fair value	2,142,860
Total	7,142,860

Assets acquired and liabilities assumed
Cash and cash equivalents	2,610,943
Long-term investment (loan receivable)	4,828,123
Total assets	7,439,066

Due to related parties	296,206
Total liabilities	296,206

Net assets acquired	7,142,860

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

Acquisition of DU

On December 1, 2022, the Company exercised its right and converted its convertible debt security into 100% of the shares of DU. Refer to “Acquisition of Ameri-Can” above for details.

The acquisition was accounted for as a business combination. The table below sets forth the consideration paid and the fair value of the assets acquired and liabilities assumed for the DU acquisition as at December 1, 2022:

Consideration paid	US$
Carrying value of convertible debt	5,603,529
Total	5,603,529

Assets acquired and liabilities assumed
Cash and cash equivalents	594,907
Accounts receivable	313,450
Inventory	32,716
Prepaid	43,591
Property and equipment	36,747
ROU	577,821
Intangible assets	4,479,627
Goodwill	1,811,917
Total assets	7,890,776

Accounts payable	213,212
Deferred revenue	537,674
Lease liabilities	577,821
Deferred income tax liabilities	958,540
Total liabilities	2,287,247

Net assets acquired	5,603,529

Goodwill relates to benefits expected from the acquisition of DU’s business, its assembled workforce as well as anticipated synergies from applying the Company’s educational expertise and transactional capabilities to DU’s existing structure. The transaction is considered a non-taxable business combination and the goodwill is not deductible for tax purposes.

The following is the financial information from acquisition date to September 30, 2023 and the comparative pro forma financial information of the acquiree, DU:

	From December 1, 2022 to September 30, 2023	For the year ended September 30, 2022
	US$	US$
Revenue	1,766,100	1,800,362
Net loss	606,686	691,863

There are no material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and loss.

4. Prepaid Expenses and Long-term Prepaids

Prepaid expenses consist of the following:

	September 30, 2024	September 30, 2023
	US$	US$
Prepaid tuition fees to Miami University	-	258,248
Prepaid fees to Renda for Beijing office expenses	73,429	1,073,429
Prepaid fees to Beijing University Graduate School of Education	670,820	621,420
Prepaid insurance	66,930	106,067
Security deposit	125,259	104,713
Other prepaid expenses	124,544	162,308
Prepaid tuition fees to Shanghai Jiao Tong University	144,131	-
Prepaid fees to Guangzhou Zhonghong Hean	100,822	-
Total	1,305,935	2,326,185

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

Prepaid tuition fees to Shanghai Jiao Tong University represent the fees that the Company prepaid to Shanghai Jiao Tong University for services have yet to be provided. The prepaid fees will be recognized into costs of services when such fees are incurred based on the actual costs incurred by Shanghai Jiao Tong University.

Prepaid fees to Guangzhou Zhonghong Hean represent the fees that the Company prepaid to Guangzhou Zhonghong Hean for consulting and agency services have yet to be provided. The prepaid fees will be charged into expenses when Guangzhou Zhonghong Hean provided the consulting and agency services to the Company.

Long-term Prepaids consist of the following:

	September 30, 2024	September 30, 2023
	US$	US$
Prepaid for soccer games	7,500,023	-

The prepaid for soccer games represents a service fee prepaid to Argentine Football Association (the “AFA”), On November 23, 2023, the Company’s subsidiary, SouthGilmore, entered into an agreement (the “Agreement”) with AFA, pursuant to which the parties agreed that hold certain international friendly matches between the Argentine men’s national soccer team and similar opponents in China or Asia. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was prepaid by the Company in November 2023 in connection with the execution of the Agreement. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The friendly matches have not been held yet due to the delays in finding the proper components and the proper venues. In April 2024, the AFA confirmed to SouthGilmore that it was rescheduling the matches, which the AFA and SouthGilmore now plan to hold between October 2025 and March 2026 in the territory of the Asian Football Conference.

5. Property and Equipment, net

Property and equipment, net consist of the following:

	September 30, 2024	September 30, 2023
	US$	US$
Land	721,462	721,462
Buildings	849,961	1,129,961
Machinery & equipment	2,008,987	1,974,266
Vehicles	153,996	153,851
Furniture and fixtures	160,349	154,804
Software	870,728	870,727
Leasehold improvement	17,329	17,329
Total	4,782,812	5,022,400
Less: Accumulated depreciation	$(3,184,989)	$(2,981,158)
Property and equipment, net	1,597,823	2,041,242

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$203,780 and US$214,820 for the year ended September 30, 2024 and 2023, respectively.

6. Intangible assets, net

Intangible assets, net consist of the following:

	September 30, 2024	September 30, 2023
	US$	US$
University relationship	377,587	377,587
Education license/certificate	28,240	28,240
In-process course curriculum	26,067	26,067
Accreditations and licensing*	2,202,793	2,202,793
Accredited curriculum	1,670,461	1,670,461
Articulation agreement	53,793	53,793
Brand related assets*	552,580	552,580
Total	4,911,521	4,911,521
Less: Accumulated depreciation	(447,295)	(225,293)
Intangible assets, net	4,464,226	4,686,228

*	(Indefinite-lived assets, not subject to amortization)

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$222,003 and US$192,193 for the year ended September 30, 2024 and 2023, respectively.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	September 30, 2024	September 30, 2023
	US$	US$
Accounts payable	1,206,940	210,100
Student refundable deposits	1,403,121	1,407,121
Accrued commission expenses	420,118	269,621
Other payables	203,292	234,209
Total	3,233,471	2,121,051

8. Deferred revenue

The movement of deferred revenue is as follows:

	September 30, 2024	September 30, 2023
	US$	US$
Opening balance	4,057,517	3,286,350
Additional deferred revenue accrual	5,302,014	3,983,730
Revenue release from deferred revenue	(4,027,337)	(3,212,563)
Ending Balance	5,332,194	4,057,517

For the year ended September 30, 2024, $4,027,337 (2023: $3,212,563) revenue recognized in the current period was from prior period’s ending deferred revenue balance.

9. Loan payable

Loan payable of US$409,956 represented a loan advanced from a third-party. The loan bears an annual interest of 2%. The loan subsequently matured on November 15, 2024 and it has been extended to November 15, 2026.

10. Income Taxes

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2024 (2023: 21%).

Canada

Under the current Canadian income tax, the Company’s Canadian subsidiaries are subject to a combined provincial and federal corporate income tax rate of 27%.

The Company’s provision for income taxes consists of the following:

	September 30, 2024	September 30, 2023	September 30, 2022
	US$	US$	US$
Current	18,186	11,590	16,459
Deferred	(354,012)	277,874	(207,488)
Total income tax (recovery)	(335,826)	289,464	(191,029)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the BVI statutory income tax rates to the Company’s pre-tax income as follows:

	September 30, 2024	September 30, 2023	September 30, 2022
	US$	US$	US$
Income (loss) before income tax expenses	(6,907,010)	(6,780,398)	(6,319,471)
BVI statutory income tax rate	-%	-%	-%
Income tax calculated at statutory rate	-	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	18,186	11,590	16,459
Change in deferred income tax assets due to use of loss carryforward or valuation allowance	(354,012)	277,874	(207,488)
Income tax expense/Effective tax rate	(335,826)	289,464	(191,029)

Income tax receivable balance as of September 30, 2024 and 2023 represent amounts the Company expects to receive due to the Company overpayment of its income taxes for the current year and overpayments of income taxes for its previous fiscal years.

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows:

	September 30, 2024	September 30, 2023
Deferred income tax assets	US$	US$
Net operating losses	3,621,647	2,562,127
Lease liabilities	605,814	261,464
Ending Balance	4,227,461	2,823,591

Deferred income tax liabilities	US$	US$
Intangible assets	(956,088)	(1,005,360)
Right-of-use assets	(598,114)	(259,331)
Ending Balance	(1,554,202)	(1,264,691)

Net deferred income tax assets (liabilities) before valuation allowance	2,673,259	1,558,900
Valuation allowance	(3,143,727)	(2,383,380)
Net deferred income tax assets (liabilities)	(470,468)	(824,480)

As of September 30, 2024, the Company had $2,790,067 unrecognized net operation loss in US that can be carried forward indefinitely and had $831,580 unrecognized non-capital loss in Canada that can be carried forward for 20 years until 2043 to 2044.

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

During the year ended September 30, 2024, the Company completed a unit offering private placement and issued 400,000 units with unit price of $2.00, raising total gross proceeds of $800,000. Each unit contains one share and one warrant. Each warrant is exercisable into one share at an exercise price of $2.00/share within 5 years from the issuance date.

During the year ended September 30, 2024, the Company issued 715,000 common shares to its directors, executives and employees for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $834,399 related to the vested common shares was recognized in the year ended September 30, 2024.

Stock options

At September 30, 2024, the Company had one stock option plan, the 2019 Equity Incentive Plan (the “2019 Plan”).

During the year ended September 30, 2024, the Company granted 1,030,000 stock options, vesting in one-year or a three-year period, to certain officers and directors of the Company. During the years ended September 30, 2023 and 2022, the Company granted 90,000 and 365,000 stock options respectively, vesting in a one-year period, to certain officers of the Company.

The fair values of these stock options were estimated at the dates of grant, which is October 19, 2023 for stock options granted in fiscal 2024 and December 30, 2022 for stock options granted in fiscal 2023, using the Black-Scholes Option Valuation Model, with the following weighted average assumptions:

	September 30, 2024	September 30, 2023
Stock price	$1.16	$2.21
Exercise price	$1.16	$2.21
Expected risk free interest rate	4.75%	3.99%
Expected volatility	166.40%	174.20%
Expected life in years	5	5
Expected dividend yield	nil	nil
Grant date fair value per option	$1.10	$2.11

A continuity schedule of outstanding stock options at September 30, and the changes during the periods, is as follows:

	Number of Stock Options	Weighted Average Exercise Price
		US$
Balance, September 30, 2022	365,000	4.10
Granted	90,000	2.21
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2023	455,000	3.73
Granted	1,030,000	1.16
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2024	1,485,000	1.95

A continuity schedule of outstanding unvested stock options at September 30, and the changes during the periods, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
		US$
Balance, September 30, 2022	91,250	4.06
Granted	90,000	2.11
Vested	(158,750)	3.30
Forfeited	-	-
Balance, September 30, 2023	22,500	2.11
Granted	1,030,000	1.10
Vested	(775,000)	1.19
Forfeited	-	-
Balance, September 30, 2024	277,500	1.10

At September 30, 2024, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At September 30, 2024, the unrecognized compensation cost related to unvested stock options was $32,861 expected to be recognized over 0.25 to 2.25 years.

A summary of stock options outstanding and exercisable at September 30, 2024:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	365,000	4.10	7.08
December 30, 2022	90,000	2.21	8.25
October 19, 2023	752,500	1.16	9.08

Share-based awards

(a)	During the year ended September 30, 2022, the Company granted an aggregate of 875,000 share-based awards with a fair value of $4.10 per share, determined using the share price at the date of grant of November 1, 2021 to certain directors, officers and employees of the Company (the “November 1, 2021 Grant”). These share-based awards have a vesting period of ranging from 1 year to 2 years from the grant date in ranging from 3 equal instalments to 5 equal instalments in the vesting periods. During the year ended September 30, 2022, an aggregate of 640,000 shares were issued to these directors, officers and employees under the November 1, 2021 Grant.

(b)	During the year ended September 30, 2022, the Company approved the following share-based compensations to its directors (the “November 1, 2021 Director Grant”): (i) annually a number of restricted stock equal to $30,000 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan on the date of the Company’s annual meeting of stockholders; (ii) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022; and iii) Ms. Cowan and Mr. Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022. As of September 30, 2022, an aggregate of 16,247 shares were issued to these directors.

(c)	On November 1, 2021, the Company granted an aggregate of 80,000 annual bonus share (the “Bonus Shares”) to certain of its officers. The Bonus Shares are subject to a one-year vesting provision whereby the total Bonus Shares become exercisable at the end of September 30, 2022. The share-based compensation expense in relation to the Bonus Shares have been recognized based on the fair value on the share price of $4.10 on the grant date. As of September 30, 2022, the 80,000 annual bonus shares have been issued to these officers.

(d)	In addition, on November 1, 2021, the Company granted an aggregate of 90,000 performance-based share (the “Performance Shares”) to Chief Executive Officer and Chief Financial Officer. The Performance Shares are subject to a one-year vesting provision whereby the total Performance Shares become exercisable at the end of September 30, 2022 if the Company’s sales increase achieved a targeted percentage determined by the Company. Since the Company has not met the sales increase target for the year ended September 30, 2022, the share-based compensation expense in relation to the Performance Shares have not been recognized during the year ended September 30, 2022.

(e)	During the year ended September 30, 2023, the Company issued 185,000 shares of the November 1, 2021 Grant (see (a) above) pursuant to its vesting schedule.

(f)	During the year ended September 30, 2023, the Company issued the remaining 71,519 shares of the November 1, 2021 Director Grant (see (b) above) pursuant to its vesting schedule.

(g)	During the year ended September 30, 2024, the Company issued the remaining 50,000 shares of the November 1, 2021 Grant (see (a) above) pursuant to its vesting schedule.

(h)	During the year ended September 30, 2023, the Company granted an aggregate of 360,000 share-based awards with a fair value of $2.21 per share, determined using the share price at the date of grant of December 31, 2022 to the Company’s Chief Executive Officer and Chief Financial Officer. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2023, an aggregate of 360,000 shares have already been issued to the Chief Executive Officer and Chief Financial Officer.

(i)	During the year ended September 30, 2023, the Company granted an aggregate of 80,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2023, all of the 80,000 shares have already been issued to these officers.

(j)	During the year ended September 30, 2023, the Company granted 300,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2023, only 50% of the services have been rendered to the Company. Therefore, only 150,000 shares have been issued to the consultant during the year ended September 30, 2023.

(k)	In addition, on February 7, 2023, the Company granted share-based awards with value equal to US$3,846 (RMB27,000) divided by the closing price of February 7, 2023 to an employee. Accordingly, 2,564 shares were issued to the employee during the year ended September 30, 2023.

The total amount of stock-based compensation expenses in relation to awards (e) to (k) above is $1,796,179 for the year ended September 30, 2023.

(l)	During the year ended September 30, 2024, the Company granted an aggregate of 440,000 share-based awards with a fair value of $1.16 per share, determined using the share price at the date of grant of October 19, 2023, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2024, all of the 440,000 shares have already been issued to these officers.

(m)	During the year ended September 30, 2024, the remaining 150,000 shares from note (j) above were granted to the consultant.

(n)	During the year ended September 30, 2024, the Company granted 150,000 share-based awards with a fair value of $0.84 per share, determined using the share price at the date of grant of July 10,2024, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2024, 75,000 shares have already been issued to the consultant.

A summary of stock-based compensation expense for the years ended September 30 2024, 2023 and 2022 is as follows:

	September 30,	September 30,	September 30,
	2024	2023	2022
	US$	US$	US$

Common share awards	834,399	1,796,179	3,455,680
Stock option awards	1,142,787	265,631	1,357,369
Total	1,977,186	2,061,810	4,813,049

Investment in subsidiary

On November 17, 2023, the Company incorporated a 100% owned subsidiary, Gilmore. Gilmore owns 40% of SouthGilmore, which was incorporated on November 20, 2023. The shareholders of SouthGilmore agreed to contribute a total investment of US$7,500,000 into the newly formed entity. The Company agreed to subscribe to 600 units of the total 1,500 units issued by SouthGilmore by contributing US$3,750,000 (actual contribution: US$3,762,395). The remaining 900 units will be subscribed by the other shareholders, who will contribute the remaining US$3,750,000 (actual contribution: US$3,737,727) into SouthGilmore.

SouthGilmore is a variable interest entity (“VIE”) to the Company since its holds 40% interest in the entity. The Company concluded that it has controlling financial interest in SouthGilmore since it has: i) the power to direct the activities of SouthGilmore and ii) the Company’s equity pickup of the financial results (losses or benefits) of SouthGilmore could potentially be significant to the Company. Therefore, the Company should consolidate SouthGilmore based on the VIE model.

Since the Company only owns 40% of the interest in SouthGilmore although it is required to contribute the same amount of investment as the other non-controlling shareholders (“NCI”), the Company ownership in the total US$7,500,000 is still based on the 40% ownership. Therefore, its US$3,750,000 investment was diluted by the NCI’s additional 10% more ownership. The dilution amount, calculated based on actual contributions from the Company and the NCI, is US$762,346. Since the dilution has not changed the Company’s control over SouthGilmore, the dilution amount is accounted for as an equity transaction between the Company, controlling shareholder, and the NCI.

12. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	September 30, 2024	September 30, 2023	September 30, 2022
	US$	US$	US$

Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(5,990,123)	(6,659,441)	(5,963,555)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	12,637,968	11,655,642	11,010,240

Loss per share attributable to ordinary shareholders —basic and diluted	(0.47)	(0.57)	(0.54)

13. Commitments and Contingencies

The Company had certain office leases and car leases in relation to its operations. These leases are classified as operating leases. Other than these operating leases and the common shares subject to redemption (note 11), the Company does not have significant commitments, long-term obligations, or guarantees as of September 30, 2024 and 2023.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2025	$534,889
2026	359,907
2027 and thereafter	2,777,822
Total future minimum lease payments	$3,672,618
Less: imputed interest	(849,595)
Total operating lease liability	$2,823,023
Less: operating lease liability - current	641,254
Total operating lease liability – non current	$2,181,769

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

Due to related party balance

The related party balances of $140,000 as of September 30, 2024 and 2023 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

15. Segment Reporting

During the year ended September 30, 2024, the Company operated in three primary reportable segments, which were the foreign language education (QHI), foreign language education (RIL) and the professional training programs. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, Skyward, Gilmore and SouthGilmore.

	Foreign language education - QHI -	Foreign language education - RIL -	Professional education and training programs	Other	Total
	US$	US$	US$	US$	US$

Revenue	3,927,988	607,697	3,617,861	-	8,153,546
Costs of services	997,763	57,814	1,784,535	-	2,840,112
Selling expenses and general administrative	5,916,980	773,803	2,889,853	754,845	10,335,481
Segment loss	2,986,755	223,920	1,056,527	754,845	5,022,047
Depreciation expense					425,783
Stock-based compensation expense					1,977,187
Other income					(495,276)
Interest income					(22,731)
Foreign exchange gain					-
Loss before income taxes					6,907,010
Income taxes (recovery)					(335,826)
Net loss					6,571,184

Segmented assets	7,239,296	1,516,949	10,684,732	3,850,350	23,291,327
Goodwill allocation	-	840,855	1,811,917	-	2,652,772

During the year ended September 30, 2023, the Company operated in two primary reportable segments, which were the foreign language education (QHI) and the professional training programs. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, RIL and Skyward.

	Foreign language education - QHI -	Professional education and training programs	Other	Total
	US$	US$	US$	US$

Revenue	3,946,380	1,766,100	-	5,712,480
Costs of services	837,055	665,200	-	1,502,255
Selling expenses and general administrative	5,242,103	2,053,130	1,465,798	8,761,031
Segment loss	2,132,778	952,230	1,465,798	4,550,806
Depreciation expense				407,013
Stock-based compensation expense				2,061,810
Other income				(186,137)
Interest income				(53,089)
Foreign exchange gain				(5)
Loss before income taxes				6,780,398
Income taxes				289,464
Net loss				7,069,862

Segmented assets	8,414,389	8,540,087	2,254,660	19,209,136
Goodwill allocation	-	1,811,917	840,849	2,652,766

During the years ended September 30, 2022, the Company operated in a single reportable segment, which was the business of foreign language education (QHI). The Company’s revenue was derived from its US subsidiary, QHI, during the year ended September 30, 2022.

As at September 30, 2024, long-term assets located in the U.S. and Canada were $17,586,497 or 93%, and $1,413,355 or 7% of the Company’s total long-term assets.

As at September 30, 2023, long-term assets located in the U.S. and Canada were $8,852,343 or 84%, and $1,645,447 or 16% of the Company’s total long-term assets.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2024, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements except the following:

i)	On October 21, 2024, the Company’s board of directors approved the creation of a new class of preferred shares by increasing the maximum number of shares which the Company is authorized to issue to 41,500,000 shares each with a par value of US$0.0016, divided into (i) 31,500,000 ordinary shares of par value of US$0.0016 each and (ii) 10,000,000 preferred shares of par value of US$0.0016 each and related amendments to the Company’s Memorandum and Article of Association by the adoption of an Amended and Restated Memorandum and Articles of Association of the Company.

ii)	On January 10, 2025, the Company sold two of its buildings located in Middletown, Ohio, with a total carrying value of $843,021 as at September 30, 2024, for a sales price of $1,700,000.

iii)	On January 22, 2025, the Company entered into an agreement with a buyer to sell one of its buildings located in Middletown, Ohio, for a sales price of $325,000. The sale has not been closed as it is subject to buyer’s property inspection and obtaining financing. The sale is expected to be closed on February 20, 2025.