Form 20-F
period 2025-09-30
EpicQuest Education Group International Ltd
filed 2026-01-28
CIK 1781397

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025.

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

200 N. St. Clair St., Suite 100, Toledo OH, 43604

Telephone: +1(513)649-8350

(Address of principal executive offices)

Jianbo Zhang, CEO

200 N. St. Clair St., Suite 100, Toledo OH, 43604

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

On September 30, 2025, the issuer had 23,396,667 shares outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐             No ☒

i

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise indicated, “we,” “us,” “our,” “EpicQuest Education,” “EpicQuest,” and “Company” refers to EpicQuest Education Group International Limited, a British Virgin Islands (“BVI”) company, and its subsidiaries, including Quest Holdings International LLC, an Ohio limited liability company (“QHI”); Quest International Education Center LLC, an Ohio limited liability company (“QIE”); Ameri-Can Education Group Corp., an Ohio corporation (“Ameri-Can”); Davis College Inc. (d.b.a. Davis University), an Ohio limited liability company (“Davis University,” “Davis,” or “DU”); Study Up Center LLC, an Ohio limited liability company (“SUPC”); Gilmore INV LLC, an Ohio limited liability company (“Gilmore”); SouthGilmore LLC, an Ohio limited liability company (“SouthGilmore”); DavisU Canada Inc., a Canadian company, d.b.a. EduGlobal College (“DC” or “EduGlobal College”); Highrim Holding International Limited, a Canadian company (“HHI”); and Skyward Holding International Limited, a Canadian company (“Skyward”).

Unless the context indicates otherwise, all references to “China” or “PRC” refer to the People’s Republic of China. All references to “provincial-level regions” or “regions” include provinces as well as autonomous regions and directly controlled municipalities in China, which have an administrative status equal to provinces, including Beijing.

All references to “Renminbi,” “RMB” or “yuan” are to the legal currency of the People’s Republic of China, and all references to “U.S. dollars,” “dollars,” “$” are to the legal currency of the United States. This Report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2025, the buying rate announced by the Federal Reserve Statistical Release was RMB 7.119 to $1.00.

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

As of September 30, 2025, we have incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements included in this Annual Report are issued. As of September 30, 2025, the Company had an accumulated deficit of $17,387,799, negative operating cash flow of $2,946,315.

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

We have generated revenues of $8,939,989 and $8,153,546 and had net (loss) of $(2,526,613) and $(6,571,184) for the years ended September 30, 2025 and 2024, respectively. We expect that both our revenues and our operating expenses will increase as we expand our business. If we are not able to increase revenue and/or manage operating expenses in line with revenue forecasts, we may not be able to achieve profitability. Any significant failure to realize anticipated revenue growth from our new and existing lines of business and/or manage operating expenses in line with revenue forecasts, could result in continued operating losses. As such, we cannot assure you that we will maintain profitability.

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

Our results of operations, including our operating revenue, expenses and other key metrics, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in our operating results may adversely affect the price of our common shares. Factors that may cause fluctuations in our quarterly results include:

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

Substantially all of our revenue is currently derived in China through Davis University and, historically, a portion of our operations have been conducted in China by QHI and Davis through their business partners in China, Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Co. Ltd. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China, especially the government policies of PRC government. The PRC government has significant oversight and authority to exert influence on the ability of a China-based company to conduct the business. It regulates and may intervene or influence the operations at any time, which could result in a material adverse change in the operations and/or the value of the securities we are registering for sale. Implementation of any industry-wide regulations directly targeting our business operations could cause our securities to significantly decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and any uncertainties or negative publicity regarding such actions could also materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our common shares, which may cause our securities to significantly decline in value or be worthless. Therefore, investors in our company face potential uncertainty from the actions taken by the PRC government.

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

Rules and regulations in China can change quickly with little advance notice, creating substantial uncertainty. Changes in the PRC legal system may adversely affect our business and operations.

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

As a result of the above, to the extent cash in the business is in the PRC or a PRC entity, such funds or assets may not be available to fund operations or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, or our subsidiaries, by the government to the transfer of cash.

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

Our business is highly dependent on the ability of international students to obtain admission to, and maintain enrollment in, U.S. colleges and universities. This process is fundamentally reliant on the U.S. government’s immigration policies, including the issuance and maintenance of student visas, as well as the regulatory environment governing international student presence in the United States. Recent and ongoing changes in U.S. government rules and restrictions present significant risks that could materially and adversely affect our operations, financial condition, and results of operations.

The U.S. government has recently implemented, and may continue to implement, policies that increase scrutiny of international student visa applicants and holders. These include, but are not limited to: (i) suspension and delay of visa processing, (ii) expanded social media and background checks, and (iii) revocation of existing visas and SEVIS records.

Recent policy announcements have indicated a willingness to target students from specific countries, including China, or those studying in so-called “critical fields.” Such targeted restrictions may include aggressive revocation of visas, heightened vetting, or outright bans on enrollment for certain populations. These actions could significantly reduce the pool of eligible students and disrupt established partnerships with foreign institutions.

The U.S. government has also demonstrated a willingness to impose sanctions on specific universities, including revoking their ability to enroll international students or cutting federal research funding. Such actions may be based on alleged non-compliance with information requests, perceived ties to foreign governments, or other policy considerations. If universities lose their certification to host international students, our clients may be unable to enroll or continue their studies, and our company may lose key institutional partners.

The legal landscape for international students is currently in flux. This uncertainty complicates our ability to provide reliable guidance to students and institutions, increases the risk of non-compliance, and may expose our company to legal liability or reputational harm if students are unable to complete their studies as planned.

The evolving and often unpredictable nature of U.S. government rules and restrictions on international students presents significant risks to our business model. We may be unable to anticipate or mitigate the full impact of these changes, which could materially and adversely affect our ability to assist international students with enrollment in U.S. institutions, as well as our overall financial performance and strategic objectives. We continue to monitor regulatory developments closely and adapt our operations as necessary, but there can be no assurance that future changes will not have a material adverse effect on our company.

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

As of January 28, 2026, including common shares underlying stock options exercisable within 60 days of that date, Messrs. Zhang and Wu hold approximately 38.93% and 11.58% of our outstanding shares, respectively. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by such individual or their affiliates will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our common shares.

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

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a material adverse effect on the market price of our common shares.

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

The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our common shares are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our common shares. In addition, if our common shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our common shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our common shares are not so listed or are delisted at some later date, our common shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common shares might decline. If our common shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our common shares would decline and that our shareholders would find it difficult to sell their shares.

We are currently not in compliance with the continued listing requirements of the Nasdaq Capital Market in order to maintain the listing of our common shares.

On March 7, 2025, the Company received a delinquency notification letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s common shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Letter provided that the Company had a period of 180 calendar days from the date of the Letter, or until September 1, 2025, to regain compliance with the minimum bid price requirement. On September 2, 2025, Nasdaq granted a 180-day extension, or until March 2, 2026, to regain compliance. As of the date this report, we were not in compliance with the listing rule and we will likely be required to effect a reverse share split of our common shares prior to the above date in order to regain compliance with the listing rule.

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

Our independent registered public accounting firm that issues the audit report included in this Report on Form 20-F, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our independent registered public accounting firm is currently subject to PCAOB inspections on a regular basis. However, if it is determined in the future that the PCAOB is unable to inspect or investigate our auditor completely, or if our future audit reports are prepared by auditors that are not completely inspected by the PCAOB, our common shares may be delisted or trading in our ordinary shares may be prohibited under the Holding Foreign Companies Accountable Act, or HFCAA.

The lack of PCAOB inspections of audit work in foreign countries prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, investors would be deprived of the benefits of PCAOB inspections. The Holding Foreign Companies Accountable Act (“HFCAA”) was enacted on December 18, 2020, to address concerns over lack of access to audit records of foreign companies. The HFCAA requires the SEC to prohibit trading of securities of any foreign issuer if the PCAOB is unable to inspect or investigate the company’s auditor for three consecutive years. This prohibition applies to both exchanges and over-the-counter markets. Beginning in 2021, foreign issuers may be designated as “Commission-Identified Issuers” if they retain such an auditor, and if identified for three consecutive years, may be subject to delisting. We could face such consequences if either we or our auditor are designated accordingly.

On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that PCAOB was unable to inspect or investigate completely registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. Because our independent registered public accounting firm is based in the United States, it is not subject to the PCAOB’s December 16, 2021 determinations. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, establishing arrangements for conducting inspections and investigations of relevant audit firms in both jurisdictions. This agreement marked a significant step toward resolving audit oversight issues and set forth the framework for cooperation, including the purpose, scope, and protection of certain data. On December 15, 2022, the PCAOB announced it had obtained full access to inspect and investigate registered public accounting firms in mainland China and Hong Kong, effectively reversing its prior determination. As a result of the PCAOB’s decision to vacate its previous determinations, there are currently no issuers at risk of trading prohibitions under the HFCAA unless the PCAOB issues a new determination. On December 29, 2022, the U.S. President signed into law the Accelerating Holding Foreign Companies Accountable Act (AHFCAA), which amended the HFCAA to reduce the number of “non-inspection years” from three to two. As a result, the SEC is now required to prohibit trading of an issuer’s securities on national securities exchanges and in the over-the-counter market if the issuer is identified as a Commission-Identified Issuer for two consecutive years, rather than three.

If, notwithstanding the foregoing, it is determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, the trading in our common shares would be prohibited, and as a result, Nasdaq may determine to delist our common shares. Delisting of our common shares would force holders of our common shares to sell their shares. The market price of our common shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant business in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

As of the date hereof, our auditor, ZH CPA, LLC, is not among the auditor firms listed on the HFCAA determination list, which list notes all of the auditor firms that the PCAOB is not able to inspect. However, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB issues a new determination and it also determines that it cannot inspect the work papers prepared by our auditor and that as a result an exchange may determine to delist our securities.

The market price for our common shares may be volatile.

The trading prices of our common shares is volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our common shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our common shares. In addition to the above factors, the price and trading volume of our common shares may be highly volatile due to multiple factors, including the following:

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

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on March 31, 2026. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

EpicQuest Education Group International Limited (“EpicQuest” or the “Company”), formerly named Elite Education Group International Limited, is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017. The name change was effective on August 31, 2022.

As a wholly-owned subsidiary of EpicQuest, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Quest International Education Center LLC (QIE) was formed on January 13, 2017, in Ohio, and is a wholly-owned subsidiary of EpicQuest.

Highrim Holding International Limited (HHI) was formed in July of 2021 in Canada, and it is also a wholly-owned subsidiary of EpicQuest. It acquired 80% of the ownership of DavisU Canada Inc. (formerly known as Richmond Institute of Languages) (d.b.a. EduGlobal College) located in Vancouver, British Columbia, Canada in January 2022. Richmond Institute of Languages was renamed as DavisU Canada Inc. (DC), effective on August 13, 2025. DC is also referred to herein as EduGlobal College. As a wholly owned subsidiary of HHI, Study Up Center LLC (SUPC) was formed on April 27, 2022, in Ohio to coordinate and administer university and college student support services, provide academic guidance and advice for international students, and assist them in selecting and applying to educational institutions and completing the application process. As a wholly owned subsidiary of HHI, Skyward Holding International Limited (Skyward) was formed in June of 2023 in Canada. Skyward serves as the holding company of our Sri Lanka recruiting office, which opened on September of 2023, and focuses on recruiting students in Southeast Asia and the Middle East regions.

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

On November 24, 2021, the Company entered into: (i) a stock purchase agreement with Ameri-Can Education Group Corp. (Ameri-Can), and the holders (the “Sellers”) of shares of capital stock of Ameri-Can (the “Stock Purchase Agreement”), and (ii) a subscription agreement with Ameri-Can (the “Subscription Agreement”). Pursuant to the Stock Purchase Agreement and Subscription Agreement, which were consummated on November 26, 2021, the Company acquired 70% of the equity of Ameri-Can and 77.78% of the voting equity of Ameri-Can for an aggregate purchase price of: (i) $1.25 million in cash and the issuance of 201,613 common shares of the Company (the “Purchaser Shares”) to the Sellers; and (ii) $2.5 million in cash to Ameri-Can. Of the remaining 30% of the equity of Ameri-Can not held by the Company, 10% is held by one Seller and represents non-voting and non-dilutable equity. Each Seller receiving Purchaser Shares agreed that for a period of six months from the closing date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agreed to enter into a sales plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the closing date, the Company agreed to repurchase any Purchaser Shares not sold at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. A share-repurchase agreement was signed on November 24, 2022, so the shares were bought back by EpicQuest at a price of $6.20.

Ameri-Can’s primary asset was convertible debt with Davis College, Inc., which operates Davis College (“Davis”) in Toledo, Ohio, pursuant to which Ameri-Can had the right to convert its convertible debt security into 100% of the shares of Davis College, Inc. Effective on December 1, 2022, the change of control was completed and the convertible debt was converted into 100% ownership of Davis College Inc. held by Ameri-Can. In November of 2023, the conversion of Davis College to Davis University was approved by regulatory authorities. This new designation reflects the breadth of Davis University’s academic programs including current and planned four-year degree programs which offer students a wide range of avenues to pursue different levels of education.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (“EduGlobal Holdings”) and DavisU Canada Inc. (formerly known as Richmond Institute of Languages) (d.b.a. EduGlobal College), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings. The initial purchase price for EduGlobal College was C$1.0 million (US$0.8 million), and the Company assumed up to C$200,000 (US$160,000) in certain liabilities of the college. In addition, the Company agreed to invest an additional C$3.0 million (US$2.4 million) over a two-year period in EduGlobal College to be used for the enhancement of its educational programs, increased student enrollment and general campus improvements. Further, on the three-year anniversary of the agreements, if EduGlobal College has not achieved certain financial and student enrollment metrics, the Company has the right to sell its 80% equity position back to EduGlobal Holdings for C$1.0 million (US$0.8 million) plus the sum of its investments in the college, up to an additional C$3.0 million (US$2.4 million). On March 31, 2023, pursuant to a purchase agreement by and between HHI, EduGlobal Holdings, EduGlobal College and Sylvester Chen, dated that same date, HHI acquired the remaining 20% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings for a purchase price of C$250,000 (US$187,505). As a result of acquiring the remaining 20% of the issued and outstanding shares of EduGlobal College, EduGlobal College is now 100% owned by HHI.

In November 2023, EpicQuest established a wholly owned subsidiary, Gilmore INV LLC (Gilmore), in Ohio, for the purposes of kinesiology and recreation education programs to be offered by both of EpicQuest’s owned and operated institutions, Davis University and EduGlobal College. Another entity SouthGilmore LLC (SouthGilmore) was also formed in 2023 to organize sports-related entertainment projects. SouthGilmore is 40% owned by Gilmore, with EpicQuest Education maintaining control of its Board of Directors and heading its management team.

Our capital expenditures amounted to approximately $292,842 and $40,343 for the years ended September 30, 2025 and September 30, 2024, respectively. The capital expenditures were primarily used for purchases of property and equipment and leasehold improvements.

On May 27, 2025, the Company consummated pursuant to a Securities Purchase Agreement (the “May Purchase Agreement”) an offering with certain accredited investors (the “May Investors”) for the sale by the Company of (i) 4,500,000 ordinary shares of the Company and (ii) warrants to purchase up to an aggregate of 13,500,000 ordinary shares (the “May Warrants”), in a private placement offering (the “May Private Placement”). The May Private Placement closed on May 27, 2025. The combined purchase price of one ordinary share and accompanying May Warrant was $0.40. Subject to certain ownership limitations, the May Warrants are exercisable upon issuance. Each May Warrant is exercisable into one ordinary share at a price per share of $0.48 (as adjusted from time to time in accordance with the terms thereof) and will expire on the first anniversary of the date of issuance. The gross proceeds to the Company from the May Private Placement was $1.8 million, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the May Warrants. The Company intends to use the net proceeds from this offering for general corporate purposes.

On August 25, 2025, the Company consummated pursuant to a Securities Purchase Agreement (the “August Purchase Agreement”) a registered direct offering with institutional investors for the purchase and sale of 5,068,494 ordinary shares (or pre-funded warrants in lieu thereof) at a purchase price of $0.73 per share (the “August Offering”). The gross proceeds from the August Offering were approximately $3.7 million before deducting placement agent fees and other offering expenses payable by the Company. The common shares (or pre-funded warrants in lieu thereof) were issued pursuant to an effective shelf registration statement on Form F-3 (File No. 333-264807) previously filed with the SEC and declared effective by the SEC on November 4, 2022.

In connection with August Offering, the Company entered into Placement Agency Agreement dated August 25, 2025, (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the August Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the gross proceeds raised in the August Offering. The Placement Agent was also entitled to tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agent Agreement to the extent that such financing is provided to the Company by investors that the Placement Agent had introduced to the Company. In addition, the Company agreed to issue to the Placement Agent warrants to purchase a number of Ordinary Shares equal to 5% of the aggregate number of Ordinary Shares sold in the Offering, at an exercise price equal to $0.73 per share (the “August Placement Agent Warrants”).

Pursuant to the May Purchase Agreement, the Company filed a resale registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering (a) all ordinary shares sold to May Investors and the common shares issuable upon exercise of the May Warrants, and (b) the common shares issuable upon exercise of the August Placement Agent Warrants. The Resale Registration Statement automatically became effective on November 23, 2025. The common shares, the May Warrants, the August Placement Agent Warrants, and the common shares issuable upon exercise of the May Warrants and the August Placement Agent Warrants were sold and issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D or Regulation S promulgated under the Securities Act as sales to accredited investors.

On March 7, 2025, the Company received a delinquency notification letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s common shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Letter provided that the Company had a period of 180 calendar days from the date of the Letter, or until September 1, 2025, to regain compliance with the minimum bid price requirement. On September 2, 2025, Nasdaq granted a 180-day extension, or until March 2, 2026, to regain compliance. As of the date this report, we were not in compliance with the listing rule and we will likely be required to effect a reverse share split of our common shares prior to the above date in order to regain compliance with the listing rule. If we fail to satisfy any of Nasdaq’s continued listing requirements, Nasdaq may take steps to delist our common shares, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our common shares.

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

B. Business Overview

Overview

EpicQuest Education Group International Limited (EpicQuest) is a holding company registered and incorporated in the British Virgin Islands (BVI) on December 13, 2017. As a wholly-owned subsidiary of EpicQuest, Quest Holding International LLC (QHI) was incorporated in 2012 in Ohio to facilitate study abroad and post-study services for Chinese students in the United States. Quest International Education Center LLC (QIE) was formed on January 13, 2017 in Ohio, and is a wholly-owned subsidiary of QHI. Gilmore INV LLC (Gilmore) was formed in November 2023 and is a wholly-owned subsidiary of EpicQuest. SouthGilmore LLC (SouthGilmore) is 40% owned by Gilmore, and was formed in November 2023 with EpicQuest maintaining control of SouthGilmore’s Board of Directors and heading its management team. Highrim Holding International Limited (HHI) was formed in July 2021 in Canada, and it is also a wholly-owned subsidiary of EpicQuest. Study Up Center LLC (SUPC) was formed in April 2022 in Ohio, and it is a wholly-owned subsidiary of HHI. Skyward International Holding Limited (Skyward) was formed in June 2023, and is a wholly-owned subsidiary of HHI. Skyward also serves as the holding company of the Company’s Sri Lanka recruiting office opened in September 2023.

We are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by our subsidiaries. We do not utilize any variable interest entities.

Through Quest Holding International LLC (QHI), a wholly owned subsidiary of EpicQuest, we have agreements with the Regional Campuses of Miami University of Ohio, one of the oldest public universities in the country, to offer our services to Chinese students interested in studying in the United States. Located in southwestern Ohio and established in 1809, Miami University has 7 colleges, 5 different campuses, and the campus population of approximately 25,000. Known as a “public Ivy,” the university offers more than 120 undergraduate, 60 graduate and 13 Ph.D. degrees. Currently, our agreements with Miami University have extended to the Middletown and Hamilton campuses. After two years of online courses, our students returned to Ohio for in-person classes at the Miami University Regional Campuses starting in August 2022.

On May 24, 2023, QHI entered into a Memorandum of Agreement with Miami University (the “Miami Agreement”). The Miami Agreement sets forth the terms pursuant to which QHI is to recruit international students residing outside of the United States for admission to the Miami University English Language Center at the Miami University Regional Campuses. The Miami Agreement has a five-year term, as compared to the previous three-year term agreements with Miami University. The Miami Agreement was effective as of July 1, 2023, and will terminate in accordance with its terms on June 30, 2028.

As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can Education Group Corp. (Ameri-Can), which, as of December 2022, owns Davis College (now Davis University), a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to universities for students to pursue Bachelors’ degrees. We believe that Davis offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the U.S., the foundation of our global expansion strategy. Davis has arrangements with 7 international universities to offer students a variety of pathways toward completing their Bachelor’s degrees. In recent months, Davis has established non-binding Memorandums of Understanding with several global institutions for collaborations involving academic and professional training programs.

In June of 2023, Davis College was approved by the Higher Learning Commission (HLC) to offer a four-year Bachelor of Science in Business degree. The HLC is an independent corporation and is one of seven regional accreditors in the U.S. that accredits degree-granting post-secondary educational institutions in order to help assure the quality of higher education. Effective November 18, 2023, the conversion of Davis College to Davis University was approved by regulatory authorities. This new designation reflects the breadth of Davis University’s academic programs including current and planned four-year degree programs which offer students a wide range of avenues to pursue different levels of education. In addition, on September 12, 2023, the HLC approved Davis for all of its education courses and programs that are offered online. HLC indicated that since Davis met the threshold requirement for online education, it does not need to seek further online education approvals from HLC.

As of September 30, 2025, Davis has enrolled 407 international students for the first academic quarter of 2025. This compares with 102 international students that were enrolled at Davis in this same academic quarter in 2023, and 220 international students that were enrolled in this same academic quarter in 2024. The substantial increase in international enrollment for the first academic quarter of 2025 includes 260 international students through agreements with Chongqing Technology and Business Institute, Guangdong Communications Polytechnic, and Shijiazhuang College of Applied Technology, as well as 147 international students through the Company’s foundational programs. On July 1, 2023, Davis entered into an agreement with Beijing New Oriental Vision Overseas Consulting Co., Ltd. (“New Oriental Consulting”) whereby New Oriental Consulting will act as a non-exclusive recruiting agent for Davis for a period of three years. New Oriental Consulting is the largest recruitment agent for students in China and recruits for colleges and universities in the U.S. and around the world.

On August 10, 2023, Davis entered into an agreement with Peking University School of Education (the “Peking University Agreement”) for a two-year continuing education and training program. During the first two years of this program, Davis students take course work on the main campus of Peking University; the remainder of the course work is to be taken at the Davis campus in Toledo, Ohio, leading to the attainment of degrees. The education program with Peking University, a preeminent university in China, began on September 1, 2023, with an enrollment to be capped at 50 Davis students. Peking University is regarded as one of the largest and highest ranked universities in China. In July 2024, the Peking University Agreement was renewed, and the cap of student enrollment in the program has been increased to 80 students. In addition, effective May 8, 2024, Davis entered an agreement with Shanghai Jiao Tong University to establish a foundational program on one of its main campuses, and started the first year of the program beginning in September 2024. Starting August 2025, Davis University’s foundational programs are at Shanghai Jiao Tong University and Chinese University of Hong Kong (Shenzhen Campus).

Starting July 2024, Davis expanded its campus to downtown Toledo in order to accommodate an expected growth in enrollment metrics attributable to its internationalization strategy. In addition, while an ongoing collaboration program with Chongqing Institute of Technology and Business for graphic design, which provides Davis students the opportunity to take coursework has entered into its third year, two similar programs have been formally approved and started their first cohorts in September 2025. These new programs are an Advertising and Art Design program with Shijiazhuang College of Applied Technology and a Modern Logistics Management program with Guangdong Communications Polytechnic.

Effective December 1, 2024, Davis University established a pathway for international students from five Southeast Asian and South American colleges and universities to complete associate and bachelor’s degrees in business at Davis University by entering into a Transfer Articulation Agreement with The Center of Advanced Studies (“CAS”), based in Tokyo, Japan. The Agreement between Davis and CAS establishes a transfer pathway by facilitating the transfer of credits for students from colleges and universities where CAS operates its International Studies Program to enroll in Davis’ associate and bachelor’s degree programs for business. Starting July 2025, Davis University started offering a Master Certificate Program, through DavisU Canada Inc. (d.b.a. EduGlobal College), which prepares students for getting ready for Master’s program(s) offered by Davis University or leading educational institutions in the world. In October 2025, the Davis-CAS agreement was updated to establish a transfer pathway for students to enter into Davis programs held at the CAS’ International Studies Program at the SISINTEL, S.A. Advanced University Program International Institute located in Cuenca and Guayaquil, Ecuador. On December 12, 2025, Davis University entered into non-binding Memorandum of Understanding (“MOU”) with The Lyceum Campus Private Limited (“Lyceum”) located in Sri Lanka to offer Davis’ Masters of Science in Management Program.

On January 15, 2022, EpicQuest’s wholly-owned subsidiary, HHI, entered into agreements with Canada EduGlobal Holdings Inc. (EduGlobal Holdings) and DavisU Canada Inc. (formerly known as Richmond Institute of Languages) (d.b.a. EduGlobal College) (DC), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings. This acquisition provided us with an opportunity to further develop EduGlobal’s innovative educational programs of English proficiency training and academic programming that was student-centric and were among the highest in academic quality. On February 1, 2022, the Company announced that EduGlobal signed an Academic Articulation Agreement with Algoma University. The Agreement establishes a seamless pathway for EduGlobal students who have successfully completed its International Undergraduate Pathways Program and the English for Academic Purposes Program to complete baccalaureate degrees and graduate certificates at Algoma’s campuses in Brampton and Sault Ste. Marie. The Agreement is an important element of the Company’s strategic plan as EpicQuest is intent upon exploring additional opportunities to expand into the Canadian education market. On March 31, 2023, HHI acquired the 20% remaining equity of EduGlobal College from EduGlobal Holdings. The acquisition price of the remaining 20% of the equity in EduGlobal was C$250,000 (US$186,131). This acquisition of the 20% of the remaining equity in EduGlobal resulted in EduGlobal College being 100% owned by HHI. On March 28, 2024, two new cooperative (“co-op”) diploma programs at EduGlobal were approved by the Private Training Institutions Branch (“PTIB”) of British Columbia, which regulates private training institutions. The co-op programs entail students alternating between attending academic semesters at EduGlobal with working at paid, full-time jobs, and commenced for the Fall semester in September 2024. The two co-op programs are for a two-year Business Studies Diploma and a one-year Business Studies Certificate. Both programs require students to alternate semesters between attending academic semesters with placement at paid, full-time jobs. The two new programs add to the program that EduGlobal has been offering, and both programs are designed with international students in mind, featuring a blend of delivery methods to accommodate different time zones and learning preferences. This format supports EduGlobal’s strategy to make quality Canadian education accessible to students from around the world. Starting July 2025, EduGlobal operated the Master Certificate Program for Davis University. On August 13, 2025, Richmond Institute of Languages Inc. was renamed as DavisU Canada Inc.

As a wholly owned subsidiary of HHI, Skyward was formed in June of 2023 in Canada. Skyward serves as the holding company of our Sri Lanka recruiting office which opened in September of 2023 and focuses on the recruiting students in Southeast Asia and the Middle East regions.

In November 2023, EpicQuest established a wholly owned subsidiary, Gilmore INV LLC (Gilmore), in Ohio, for the purposes of organizing sport-related exhibition matches, and kinesiology and recreation education programs to be offered by both of EpicQuest’s owned and operated institutions, Davis University and EduGlobal College. Another entity SouthGilmore LLC (SouthGilmore) was formed in 2023 to organize sports-related entertainment projects such as exhibition matches. SouthGilmore is 40% owned by Gilmore, with EpicQuest Education maintaining control of its Board of Directors and heading its management team.

On November 23, 2023, SouthGilmore entered into a contract (the “AFA Agreement”) with the Argentine Football Association (the “AFA”) pursuant to which the parties agreed that the Argentina Men’s National Soccer Team to play two exhibition matches in China. The two international friendly matches were planned to take place between March 18-26, 2024 between the Argentine men’s national soccer team and similar opponents in China. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was paid in connection with the execution of the Agreement, and the remaining $7.5 million will be paid before the games are played. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The Company has agreed to fund 50% of the payments due from SouthGilmore to the AFA pursuant to the Agreement. In April 2024, the AFA confirmed to SouthGilmore that it was rescheduling the previously scheduled matches. In January 2026, AFA proposed to organize these two matches in the September 2026 and SouthGilmore is currently considering this proposal.

We entered into an agreement with The Education Group (London) Ltd whereby we agreed to recruit students from China for admission to the University of the West of Scotland. We also operated as a recruiting agent for admission to Coventry University for the 2021-2022 academic year.

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

QHI signed a training agreement with universities in China starting at the end of 2018, and arranged all the 30-credit courses for study-abroad freshmen at the English Language Program of Miami University Regionals to be completed in China. With universities in China and professors from Miami University Regionals being brought together, students can experience being taught by foreign university professors at home and get course credits from Miami University Regionals, while attending intensive English courses. The cost of students studying at home is only one-third of the tuition fee of Miami University Regionals, so both the time and the cost of studying abroad are in line with the needs of parents and students.

Miami University of Ohio is a top 100 university in the U.S. which is very popular with Chinese students. However, many Chinese students do not have the chance to enter the university because of their poor language performance. Starting in 2015, QHI worked with Miami University to establish an English Language Center (ELC) on the Middletown campus. At the same time, QHI set up nearby dormitory areas and restaurants for ELC students (these facilities are not owned, maintained, operated or are part of Miami University). QHI is the only admission institution for students from China on the Miami University Middletown and Hamilton Campus. Since 2013, QHI has accumulated a significant number of market resources and enrollment channels.

Our Strategies

We strive to improve the quality of our academic and career-training offerings, provide our customers with the most suitable options to pursue their studies abroad, and ultimately to establish an internationally recognized education brand. We have designed our management systems to pursue and secure an enduring competitive advantage in the marketplace for education services by securing stable market positioning and marketing channels, and configuring a highly efficient sales system.

More importantly, a vital component of EpicQuest’s strategic growth plan is to become increasingly involved with international collaborations in order to leverage its distinct academic programming and unique culture of learning. The Company is intent upon offering enhanced globalized learning to its students as well as pathway programs to achieve advanced university degrees. A vital component of the Company’s growth plan is to build cross-border relationships and to make strategic acquisitions around the globe to establish EpicQuest as a truly international service provider of higher learning. In November 2022, the Company expanded its international growth strategy with its signing of a non-binding Memorandum of Understanding (“MOU”) with ICBT Campus of Sri Lanka (“ICBT”). The MOU articulates specific partnership programs and collaboration activities between Davis College and EduGlobal College, the Company’s two colleges in which it has controlling interests, and ICBT. With this MOU, EpicQuest is continuing to implement its strategic growth plan to enter international educational markets. We intend to develop numerous collaborative programs with renowned higher education institutions where we can achieve meaningful opportunities to enhance our students’ educational experience. During this time, we intend to open additional projects in new markets, including Vietnam, Hong Kong, and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities. On September 4, 2023, the Company opened a recruiting office in Sri Lanka to serve as its main hub to attract students from Southeast Asia and the Middle East for its owned and operated colleges, Davis University and EduGlobal College. In addition to the opening of the Sri Lanka recruiting office, EduGlobal College signed a non-exclusive MOU with Apex, a career college based in London, whose purpose is for Apex to use its best efforts to recruit qualified students in Sri Lanka for EduGlobal Colleges educational programs.

We have developed and intend to implement the following strategies to expand and grow the size of our Company:

Business Development Initiatives

●

Miami University Regional Campuses. As of September 30, 2025, a total of 55 students who had been admitted to the English Language Program at the Miami University Regional Campuses paid full tuition fees. Also, as of January 28, 2026, a total of 3 students confirmed to join the English Language Program at the Miami University Regional Campuses. Given that China has taken steps to relax travel restrictions, we believe the number of students admitted to our program at the Miami University Regionals may increase back to levels similar to previous years.

Davis University. As a key part of our strategic growth plan, we acquired a controlling stake in Ameri-Can, which, as of December 2022, owned Davis College (now Davis University), a two-year career-training college. It represents a key strategic growth initiative that expands our business model to being an operator of a college that provides career-training programs as well as a ‘transfer pathway’ to universities for students to pursue Bachelors’ degrees. We believe that Davis offers immediate synergies with our existing operations as well as significant long-term growth opportunities in the U.S., the foundation of our global expansion strategy. As we engage in the administration of Davis and its curriculum, we plan to develop new educational programs at Davis to provide an optimal academic experience for our students. We believe that this will enable us to substantially heighten our recruitment efforts both domestically and internationally as we offer students a broader set of academic and career-training options that match their life goals. As a key element of our strategic growth plan, we will continue to target educational institutions that meet our acquisition criteria and that offer high potential synergies. We plan to prioritize domestic recruiting with an initial focus on Ohio and Michigan to substantially increase the student body at Davis which we believe has ample room for growth. We also envision the acquisition as an opportunity to implement innovative education programs that are both broad and flexible in order to provide an enriched experience for our students. We plan to recruit students from China and other Asian countries and deploy the academic model we established at the Miami University Regional Campuses where we provide English language support for our international students as well as dormitories and on-campus support. We believe that our entry into the career-oriented community college field will help us to recruit international students from China as well as to help us to enter the Southeast Asian markets.

In June of 2023, Davis College was approved by the Higher Learning Commission (HLC) to offer a four-year Bachelor of Science in Business degree. The HLC is an independent corporation and is one of seven regional accreditors in the U.S. that accredits degree-granting post-secondary educational institutions in order to help assure the quality of higher education. Effective November 18, 2023, the conversion of Davis College to Davis University was approved by regulatory authorities. This new designation reflects the breadth of Davis University’s academic programs including current and planned four-year degree programs which offer students a wide range of avenues to pursue different levels of education. In 2023, EpicQuest established a wholly owned subsidiary, Gilmore INV LLC (Gilmore), in Ohio, for the purposes of organizing sport-related exhibition matches, and kinesiology and recreation education programs to be offered by both of EpicQuest’s owned and operated institutions, Davis University and EduGlobal College. Another entity SouthGilmore LLC (SouthGilmore) was also formed in 2023 to organize sports-related entertainment projects. SouthGilmore is 40% owned by Gilmore, with EpicQuest Education maintaining control of its Board of Directors and heading its management team. Starting July 2025, Davis University starts offering a Master Certificate Program, through DavisU Canada Inc. (d.b.a. EduGlobal College), which prepares students for getting ready for Master’s program(s) offered by Davis University or leading educational institutions in the world.

●

Canada Initiative. QHI has begun its exploration of the Canadian markets with the intent to replicate the Miami University (Regional model). On January 15, 2022, HHI entered into agreements with Canada EduGlobal Holdings Inc. (EduGlobal Holdings) and DavisU Canada Inc. (formerly known as Richmond Institute of Languages) (d.b.a. EduGlobal College), pursuant to which it acquired 80% of the issued and outstanding shares of EduGlobal College from EduGlobal Holdings in order to achieve geographical diversification.  On March 31, 2023, HHI acquired the 20% remaining equity of EduGlobal College from EduGlobal Holdings, resulting in EduGlobal College being 100% owned by HHI. EduGlobal College has signed a Memorandum of Understanding and Articulation Agreement with Corpus Christi College, located in Vancouver, Canada, and an Articulation Agreement with Academy of Learning, which has learning campuses throughout Canada. The agreements provide for ongoing collaborations between EduGlobal College and the two institutions of higher learning. Starting July 2025, EduGlobal operates the Master Certificate Program for Davis University. On August 13, 2025, Richmond Institute of Languages Inc. was renamed as DavisU Canada Inc.

●	UK University Collaborative Initiative. Starting in 2021, we also began working with two premier UK universities (University of the West of Scotland (UWS) and Coventry University (CU)). UWS has four campuses across the west and southwest of Scotland and one campus in Central London. UWS offers a range of career-focused undergraduate, postgraduate and research degree opportunities across its four academic schools that serve approximately 17,000 students from more than 70 countries. UWS is recognized as a top 600 university worldwide by Times Higher Education (2020 World University Rankings). CU has two principal campuses, one in the center of Coventry, England, where the majority of its operations are located, and one in Central London which focuses on business and management. CU also governs other higher education institutions, CU Coventry, CU Scarborough and CU London. CU has more than 29,000 undergraduate and 6,000 postgraduate students. CU is ranked first in the Midlands (Central England) among modern universities according to The 2021 Guardian University Guide.

●	Developing Market Cooperation in Southeast Asia and other countries and regions: We intend to open additional projects in new markets, including Vietnam, Hong Kong, and other countries and regions, mainly for self-built private international schools, including but not limited to the high school and colleges, and to establish cooperation with local well-known universities. On September 4, 2023, the Company opened a recruiting office in Sri Lanka to serve as its main hub to attract students from Southeast Asia and the Middle East for its owned and operated colleges, Davis University and EduGlobal College. In addition to the opening of the Sri Lanka recruiting office, EduGlobal College signed a non-exclusive MOU with Apex, a career college based in London, whose purpose is for Apex to use its best efforts to recruit qualified students in Sri Lanka for EduGlobal Colleges educational programs. In October 2025, the Davis-CAS agreement was updated to establish a transfer pathway for students to enter into Davis programs held at the CAS’ International Studies Program at the SISINTEL, S.A. Advanced University Program International Institute located in Cuenca and Guayaquil, Ecuador. On December 12, 2025, Davis University entered into non-binding Memorandum of Understanding (“MOU”) with The Lyceum Campus Private Limited (“Lyceum”) located in Sri Lanka to offer Davis’ Masters of Science in Management Program.

China Markets

●	Partnering with High Schools. Presently, we maintain business relationships with more than ten high schools in China and seek to expand that base. We believe the benefit of such relationships is in (i) students’ familiarity and comfort with our programs, and (ii) expansion of our brand and influence in the target demographic.

●	Continuous Expansion of the Chinese International Student Service Center. Since 2015, QHI has established cooperative relationships with many Chinese International Student Service Centers. Currently, three universities have listed our program as their main study abroad recommendation.

●	QHI University Cooperation Project. In order to provide higher quality study abroad programs, QHI has established cooperation projects with universities to allow Chinese students to obtain 1-2 years’ worth of college credits at North American colleges and universities. Presently, we maintain relationships with multiple such institutions and are looking to further expand.

●	Domestic Preparatory Training. We believe that the vast majority of English language programs are in need of improvement. We believe, however, that this is one of the Company’s strengths and intend to open training facilities nationwide to combine English language programs with university credit hours, a cost saving measure for Chinese students who plan to study abroad.

●	Additional Facilities. In response to China’s current policy designed to attract more students to study in China, QHI has planned to recruit students from the Belt and Road countries.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and will continue contributing to our growth and success.

●	Comprehensive Service After Study. We believe that our post-study services are one of the most important reasons why agents and parents choose us. After students arrive in the United States, QHI provides comprehensive services for students, including pick-up services, student dormitory accommodation arrangements, safety guidance for freshmen, academic guidance, guidance for further education, legal aid and medical escort. To our knowledge, no other education group offers similar services.

●	High Success Rate. Our track record shows that virtually all students, irrespective of their background or grades, can progress academically. We are so confident in the quality of our services that we offer an investment guarantee with respect to the progress and graduation of our students.

●	High Barrier to Entry: We believe that it is very difficult to replicate our business model due to the inherent challenges related to reaching recruiting agreements with universities in North America, especially those ranked as high as, or higher than, Miami University, the dormitories and catering services that we provide for students (these facilities are not owned, maintained, operated or are part of Miami University), and our relationships in China. We believe that these elements provide us with competitive advantages in the marketplace.

Sales and Marketing

We recruit prospective students from various parts of China. Namely, our sales and marketing staff have operations in four large regions (North, South, East and West) that cover nearly the entire territory of the country, with North and West of the country being covered by the members of the sales team. During the years since our inception in 2012, the number of annual student applications and enrollments has increased dramatically. Our marketing strength lies in our flexibility since we can cooperate with all types of study abroad service providers and educational institutions, irrespective of their size, because all of them are tasked with providing prospective student referrals. Our marketing channels include:

●	Study Abroad Agencies. Currently, we have established cooperation with the five largest study abroad agencies in China. Among them, New Oriental Education, JJL Education and Shinway Education have signed a cooperation agreement of a gradient commission system starting from $4,000 per student with us. Our agreement with EIC Education has a $3,000 per student non-gradient commission system.

●	B2B Study Abroad Companies. We have B2B arrangements with GEA, Puri, and H&B. Since a large portion of our current students come from small organizations and individual agents, we can integrate a comprehensive management system to more effectively manage the large number of agents before shifting entirely to B2B.

●	International High School/Language Programs. In addition to presentations made by US university representatives, we incorporate summer camps, online courses, English placement tests, student leadership development programs, instructor visits and parental visiting groups to enhance prospective student interest.

●	University Foundation Programs. These programs introduce new students to our services; we also administer admissions support, online courses, English placement test, application and visa support, seminars with lecturers, track records of previous enrollees and parent visiting groups on top of the standard demonstration classes to grow the number of recruits. On August 10, 2023, for instance, Davis entered into an agreement with Peking University School of Education for a two-year continuing education and training program. During the first two years of the program, Davis students take course work on the main campus of Peking University; the remainder of the course work is to be taken on Davis; campus in Toledo, Ohio, leading to the attainment of degrees. Starting August 2025, Davis University’s foundational programs are at Shanghai Jiao Tong University and Chinese University of Hong Kong (Shenzhen Campus).

Presently, there are two teams of marketing department members who are responsible for different regions across China, with one person to specifically focus on building partnerships with Chinese vocational colleges. Our sales personnel mainly rely on on-site visits and training models to develop and maintain our customer base. We also believe that strengthening of online training programs in combination with streamlining the network of training models can effectively reduce the cost of travel. We intend to develop a virtual library of new media training resources segmented by various topics to simplify training and consulting time and improve efficiency. We also intend to implement training programs such as seminars on writing business English email, commercial business communications, PPT production, presentation skills and sales consulting skills to increase the sales capacity of all personnel.

Geographic Scope of Our Operations

During the fiscal year ended September 30, 2025, our study body consisted of both domestic and international students, while most of our customers were still Chinese residents. Furthermore, the Company is expanding to other international markets through Davis University and EduGlobal College, and believes that in the next fiscal year, more students from countries other than China will join our programs.

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

As of September 30, 2025, the Company had 30 full-time and 15 part-time employees, of which 28 were located in the U.S., 13 were located in Canada, and 4 were located in China.

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

Most of our revenue is remitted to us in U.S. dollars, and all the bank accounts owned by us, other than those owned by DavisU Canada Inc. (formerly known as Richmond Institute of Languages) (DC) located in British Columbia, Canada, are located in Ohio. The rest of our revenue is remitted to DC in Canadian dollars, and the bank accounts owned by DC are located in British Columbia, Canada. There are no restrictions on our ability to transfer cash between us, our Ohio-based subsidiaries and our Canadian subsidiary, and investors. The typical structure of cash flows through our organization is as follows: (i) our subsidiaries, which conduct our operations, receive cash from our operations; and (ii) to the extent EpicQuest requires cash for its expenses, the subsidiaries satisfy such obligations through intercompany loans made to EpicQuest. QHI and Davis, which are our only subsidiaries that conduct any business in China, do so through their business partners in China, Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Service Co. Ltd.

 The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (“HFCAA”) could subject us to a number of prohibitions, restrictions and potential delisting if either we or our auditor was designated as a “Commission-Identified Issuer” or an auditor listed on an HFCAA determination list, respectively. Pursuant to the HFCAA, on December 16, 2021, the U.S. Public Company Accounting Oversight Board (the “PCAOB”) issued a report relaying to the SEC its determinations that PCAOB was unable to completely inspect or investigate registered public accounting firms in mainland China and Hong Kong due to positions taken by Chinese authorities. On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, establishing arrangements for conducting inspections and investigations by both sides over relevant audit firms within the jurisdiction of both sides, including the audit firms based in mainland China and Hong Kong. This agreement marked significant step towards resolving the audit oversight issues and set forth the framework for cooperation, including the purpose, scope, and protection of certain data.

Our independent registered public accounting firm is based in the United States and not subject to such determinations announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB announced it had obtained full access to inspect and investigate registered public accounting firms in mainland China and Hong Kong, effectively reversing its prior determination.

As of the date hereof, our auditor, ZH CPA, LLC, is not among the auditor firms listed on the HFCAA determination list, which list notes all of the auditor firms that the PCAOB is not able to inspect. However, trading in our securities on any U.S. stock exchange or the U.S. over-the-counter market may be prohibited under the HFCAA if the PCAOB issues a new determination and it also determines that it cannot inspect the work papers prepared by our auditor and that as a result an exchange may determine to delist our securities. See “Risk Factors— We could be delisted if it is determined that the Public Company Accounting Oversight Board is unable to inspect or investigate our auditor completely” for more information.

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

Properties

Our principal executive office is located 200 N. St. Clair St., Suite 100, Toledo, OH 43604. We do not own this property. In addition, the Company leases and operates offices in Toledo, OH for Davis University, and in Vancouver, British Columbia, Canada for EduGlobal College. It also rents and manages student dorms in Hamilton and Toledo, Ohio, and in Kelowna, British Columbia, Canada. We maintain insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently rent are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda.

C. Organizational Structure

The following chart illustrates EpicQuest Education’s organizational structure as of January 28, 2026:

Jianbo Zhang
Chairman and CEO
100%
Wonderland Holdings International Ltd.
Executive Officers and Directors
Public Shareholders
21.80%
20.10%
58.10%
EpicQuest Education Group International Ltd. (1)
(British Virgin Islands)
100%
70%
100%
100%
100%
Quest Holdings International LLC
(Ohio, U.S.)
Ameri-Can Education Group Corp.
(Ohio, U.S.)
Quest International Education Center LLC
(Ohio, U.S.)
Highrim Holding International Limited
(Canada)
Gilmore INV LLC
(Ohio, U.S.)
40%
South Gilmore LLC
(Ohio, U.S.)
100%
Davis University
(Ohio, U.S.)
100%
100%
100%
DavisU Canada Inc.
(EduGlobal College)
(Canada)
StudyUp Center LLC.
(Ohio, U.S.)
Skyward Holding International Limited
(Canada)
100%
Recruiting Office in Sri Lanka
(Colombo, Sri Lanka)

(1) Percentage ownership of the Company’s common shares is based on 23,671,667 common shares outstanding as of January 28, 2026. Stock options, warrants, or other securities that are exercisable or convertible into common shares are not included in these percentages. See “Item 7. Major Shareholders and Related Party Transactions” for a table setting forth certain information regarding beneficial ownership of our common shares by each person who is known by us to beneficially own more than 5% of our common shares, determined in accordance with the rules of the SEC. The SEC’s beneficial ownership rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 28, 2026. The amounts in the chart above do not reflect common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 28, 2026.

D. Property, plant and equipment

Our principal executive office is located 200 N. St. Clair St., Suite 100, Toledo, OH 43604. We do not own this property. In addition, the Company leases and operates offices in Toledo, OH for Davis University, and in Vancouver, British Columbia, Canada for EduGlobal College. It also rents and manages student dorms in Hamilton and Toledo, Ohio, and in Kelowna, British Columbia, Canada. We maintain insurance policies covering facilities for losses due to fire, earthquake, flood or any other disaster. We believe that the facilities that we currently rent are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. The Company also maintains administrative offices in Beijing. The offices are rented for the Company by Renda Financial under the terms of an agreement between the Company and Renda.

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

A. Operating Results

We were founded in 2012. Our revenue is primarily derived from foreign language education, college-level education, and the education and professional training programs for the years ended September 30, 2025 and 2024.

Our revenue for the year ended September 30, 2025 increased by US$0.8 million as compared to that of the year ended September 30, 2024. The increase was mainly due to the net result of: i) a US$2.7 million increase in revenue from DU, mainly from professional education and professional training programs, driven by the launch of new programs and higher student enrollment in fiscal 2025, which resulted in increased revenue recognition; ii) a US$2.3 million decrease in revenue from QHI, primarily from English education programs, due to a significant decline in student enrollment during fiscal 2025; and iii) a US$0.4 million increase in revenue from newly launched college-level education programs. Our operating expenses decreased by US$2.6 million compared to fiscal 2024 primarily due to the decrease in stock-based compensation expenses and management fee. Our net loss for the year ended September 30, 2025 decreased by US$4.0 million as compared to that of the year ended September 30, 2024.

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

As of September 30, 2025, our cash was US$5.1 million, including restricted cash. This represents an increase of US$3.6 million from US$1.5 million as of September 30, 2024. The increase is mainly due to the private placements in fiscal 2025.

Results of Operations

Years Ended September 30, 2025, 2024 and 2023

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2025	September 30, 2024	September 30, 2023

Revenues	$8,939,989	$8,153,546	$5,712,480
Costs of services	3,014,119	2,840,112	1,502,255
Gross profit	5,925,870	5,313,434	4,210,225

Operating costs and expenses:
Selling expenses	1,366,760	1,537,006	1,018,894
General and administrative	8,739,049	11,201,445	10,210,960
Total operating costs and expenses	10,105,809	12,738,451	11,229,854

Income (loss) from operations	(4,179,939)	(7,425,017)	(7,019,629)

Other (income)	(1,656,710)	(518,007)	(239,231)

Income (loss) before provision for income taxes	(2,523,229)	(6,907,010)	(6,780,398)

Income taxes expense (recovery)	3,384	(335,826)	289,464

Net loss	(2,526,613)	(6,571,184)	(7,069,862)

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2025	September 30, 2024	September 30, 2023

Revenues – QHI	$2,232,978	$3,927,988	$3,946,380
Revenues – DC	356,623	607,697	-
Revenues – DU	6,350,388	3,617,861	1,766,100
Costs of services – QHI	440,622	997,763	837,055
Costs of service College – DC	128,727	57,814	-
Costs of services – DU	2,444,770	1,784,535	665,200
Gross profit	5,925,870	5,313,434	4,210,225
Gross profit margin %	66%	65%	74%

Revenue

Our revenues increased by US$0.8 million or 9.6% in fiscal 2025 compared to fiscal 2024. These increases were mainly due to the net effect of: i) a US$2.7 million increase in revenue from DU, mainly from professional education and professional training programs, driven by the launch of new programs and higher student enrollment in fiscal 2025, which resulted in increased revenue recognition; ii) a US$2.3 million decrease in revenue from QHI, primarily from English education programs, due to a significant decline in student enrollment during fiscal 2025; and iii) a US$0.4 million increase in revenue from newly launched college-level education programs.

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

Costs of services

Costs of services of QHI mainly related to the program fees that we paid to our partnered university which provides the Foreign language education program to our students. The program fees are based on semester terms and are generally fixed per student and per semester.

Costs of services of DC mainly related to instructor salaries, outsourcing fees for university application assistance, and rental expenses for student accommodation.

Costs of services of DU mainly related to tuition fees paid to partnership universities and salary expenses incurred for instructors and employees that are directly involved in assisting the provisions of the program services.

Our costs of sales in 2025 increased by US$0.2 million or 6.1% compared to fiscal 2024, which is due to the increase in our revenue in 2025.

Our costs of sales in 2024 increased by US$1.3 million or 89.1% compared to fiscal 2023, which is due to the increase in our revenue in 2024.

Gross margins

Our gross margin was stable from 2024 to 2025, slightly increased to 66% in 2025 from 65% in 2024 primarily due to the net effect of: i) our gross margin for foreign language education program for 2025 is 80% compared to 77% of 2024 due to decrease of cost for QHI, as no minimum guarantee fee pay to Miami University ; ii) our gross margin for education and professional training programs increased to 62% from 51% for 2024 as no minimum enrollment guarantee charged by Peking University ; and iii) 64% gross margin from new college-level education program.

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

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

Selling expenses

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2025	September 30, 2024	September 30, 2023

Selling expenses	$1,366,760	$1,537,006	$1,018,894

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its foreign language education programs, college-level education programs, as well as academic and professional training programs. Total selling expenses decreased by US$0.2 million in 2025 compared to 2024, the decrease was due to commissions applying only to new enrollments, excluding continuing students and certain new non-agent revenue streams. The total selling expenses increased by US$0.5 million in 2024 compared to 2023, which is consistent with the increase in sales revenue in 2024.

General and administrative expenses

General and administrative expenses consist primarily of the following expenses:

	For the Year Ended September 30, 2025	For the Year Ended September 30, 2024	For the Year Ended September 30, 2023
Bank charges	$21,492	$17,855	$9,156
Depreciation and amortization expenses	409,899	425,782	407,384
Insurance	85,112	133,035	64,393
Office expenses	832,869	783,742	721,419
Professional	1,481,382	1,160,520	1,581,541
Rental expenses	1,357,224	938,340	694,067
Repairs and maintenance	8,615	31,122	3,169
Salary and benefits	1,705,201	2,163,224	2,246,993
Management service fee	1,760,000	3,420,000	2,430,000
Stock-based compensation	900,879	1,977,187	1,817,310
Sundry	93,396	109,283	121,915
Tax and licenses	3,167	29,500	34,362
Vehicle expenses	12,294	17,965	35,296
Impairment	-	-	14,019
Bad debt (recovery)	67,519	(6,110)	29,936
Total	8,739,049	11,201,445	10,210,960

Our general administrative (“G&A”) expenses are generally fixed. The significant decrease in 2025 is mainly due to a lower management fee charged by business partners and reduced stock-based compensation expenses caused by a decrease in the Company's stock price.

Our general administrative expenses decreased by $2.5 million in 2025 compared to 2024, mainly due to the decrease in stock-based compensation with an amount of US$1.1 million decrease in fiscal 2025, and decrease in management service fees with an amount of US$1.7 million decrease in fiscal 2025. The decrease in management fee was mainly due to: i) a US$1.1 million decrease in the management fee at QHI due to its decreased business activities as a result of the decrease student enrollment of our English education programs in Hamilton, Ohio; and ii) a US$0.6 million decrease in the management fee at Davis University due to decrease of management fee paid to the Company’s business partners.

Our general administrative expenses increased by $1.0 million in 2024 compared to 2023, mainly due to the increase in management service fees with an amount of US$1.0 million increase in fiscal 2024. The increase in management fee was mainly due to: i) a US$0.3 million increase in the management fee at DC due to its increased business activities as a result of the launches of our English education programs in Canada; and ii) a US$0.7 million increase in the management fee at Davis University due to its increased business activities as well as a result of more education and training programs were added in the year.

Other income

Other income of $1.7 million in fiscal 2025 is mainly related to: i) US$1.2 million gain on settlement of accounts payable, and ii) US$0.5 million gain from disposal of fixed assets. Other income of US$0.5 million in fiscal 2024 is mainly related to gain from disposal of fixed assets.

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

The following table sets forth a breakdown of the income tax expense for the Company.

	For The Year Ended	For The Year Ended	For The Year Ended
	September 30, 2025	September 30, 2024	September 30, 2023

Income tax expenses (recovery)	$3,384	$(335,826)	$289,464

The Company had an operating loss in 2024. The income tax recovery in 2024 is attributable to deferred income tax recovery, which is resulted from the decrease of deferred income tax liabilities related to depreciation intangible assets acquired from business combinations in previous periods. As depreciations were made in 2024 for the intangible assets, deferred income tax liabilities also decreased. The Company had an operating loss in 2025, except QIE, DU, and DC. The income tax expense in 2025 is related to income tax expenses on DU.

Net income (loss)

Net loss for the year ended September 30, 2025 was US$2.5 million, compared to the net loss of US$6.6 million for the year ended September 30, 2024, representing a decrease in net loss of US$4.1 million.

Net loss for the year ended September 30, 2024 was US$6.6 million, compared to the net loss of US$7.1 million for the year ended September 30, 2023, representing a decrease in net loss of US$0.5 million.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

During the fiscal year ended September 30, 2025, we have financed our operations primarily though proceeds from public offerings and private placements of equity securities, and the incurrence of debt, including, i) net proceeds of US$1.8 million from May Private Placement, and ii) net proceeds of US$3.3 million from the August Offering. The proceeds were after deducting offering expenses. As of September 30, 2025, 2024 and 2023, we had US$4.8 million, US$1.2 million, and US$5.0 million, respectively, in cash, which primarily consists of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of foreign language education program fees, education and professional training program fees, college-level education program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities and equity financing.

On May 27, 2025, the Company completed a unit offering private placement and issued 4,500,000 ordinary shares and May Warrants to purchase 13,500,000 ordinary shares at a combined purchase price of $0.40 per share and accompanying warrants for net proceeds of $1.8 million, after deducting offering expenses, and excluding the proceeds, if any, from the exercise of the May Warrants (the “May Private Placement”). The May Warrants are immediately exercisable at an exercise price of $0.48 per share, and expire one year after the issuance date.

On August 26, 2025, the Company completed a private placement and issued 5,068,494 ordinary share at a purchase price of $0.73 per share for net proceeds of $3.3 million after deducting placement agent fees and other offering expenses payable by the Company (the “August Offering”).

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of September 30, 2025, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. As of September 30, 2025, the Company had an accumulated deficit of $17,387,799 and a negative cash flow from operating activities of $2,946,315.

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

The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flow Summary

Years Ended September 30, 2025, 2024 and 2023

	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
Net cash provided by (used in) operating activities	(2,946,315)	(9,481,722)	(5,252,527)
Net cash provided by (used in) investing activities	1,455,286	716,772	(877,635)
Net cash provided by (used in) financing activities	5,109,251	4,947,683	-
Effect of exchange rate changes on cash	(13,742)	470	(7,346)
Net increase (decrease) in cash	3,604,480	(3,816,797)	(6,137,508)
Cash at beginning of period	1,488,754	5,305,551	11,443,059
Cash at end of period	5,093,234	1,488,754	5,305,551

We had a balance of cash and cash equivalents of US$5.1 million (including restricted cash) as of September 30, 2025, a balance of US$1.5 million as of September 30, 2024, and a balance of US$5.3 million as of September 30, 2023.

Operating Activities:

September 30, 2024 vs. 2023

Net cash used in operating activities was US$9.5 million for the year ended September 30, 2024, compared to net cash used in operating activities of US$5.3 million for the year ended September 30, 2023, representing a US$4.2 million increase in the net cash outflow in operating activities. The increase in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$6.6 million for the year ended September 30, 2024. For the year ended September 30, 2023, we had a net loss of US$7.1 million which led to a US$0.5 million decrease in net cash outflow in operating activities.

2)	Change in prepaid expenses and long-term prepaids used US$6.5 million cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in prepaid expenses and long-term prepaids used US$1.3 million cash outflow, which led to a US$5.2 million increase in net cash outflow from operating activities.

3)	Change in accounts receivable and other receivable used US$0.4 million net cash outflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in accounts receivable and other receivable provided US$0.2 million cash inflow, which led to a US$0.6 million increase in net cash outflow from operating activities.

4)	Change in accounts payable and accrued liabilities generated US$1.1 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in accounts payable and accrued liabilities used net cash outflow of US$0.2 million, which led to a US$1.3 million increase in net cash inflow from operating activities.

5)	Change in deferred revenue generated US$1.3 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, change in deferred revenue provided net cash inflow of US$0.2 million, which led to a US$1.1 million increase in net cash inflow from operating activities.

6)	Change in income tax receivable provided US$0.007 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change was a net cash inflow of US$0.3 million, which led to a US$0.3 million decrease in net cash inflow from operating activities.

7)	Change in non-cash items, including depreciation, goodwill impairment, accretion of lease expenses, gain/loss from disposal of fixed assets, deferred income taxes and stock-based compensation expenses, provided a total of US$1.6 million net cash inflow for the year ended September 30, 2024. For the year ended September 30, 2023, the change was a net cash inflow of US$2.8 million, which led to a US$1.2 million decrease in net cash inflow in operating activities.

September 30, 2025 vs. 2024

Net cash used in operating activities was US$3.0 million for the year ended September 30, 2025, compared to net cash used in operating activities of US$9.5 million for the year ended September 30, 2024, representing a US$6.5 million decrease in the net cash outflow in operating activities. The decrease in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$2.5 million for the year ended September 30, 2025. For the year ended September 30, 2024, we had a net loss of US$6.6 million which led to a US$4.1 million decrease in net cash outflow in operating activities.

2)	Change in prepaid expenses and long-term prepaids generated US$0.6 million cash inflow for the year ended September 30, 2025. For the year ended September 30, 2024, change in prepaid expenses and long-term prepaids used US$6.5 million cash outflow, which led to a US$7.1 million decrease in net cash outflow from operating activities.

3)	Change in accounts receivable and other receivable used US$2.0 million net cash outflow for the year ended September 30, 2025. For the year ended September 30, 2024, change in accounts receivable and other receivable provided US$0.4 million cash outflow, which led to a US$1.6 million increase in net cash outflow from operating activities.

4)	Change in accounts payable and accrued liabilities used US$0.08 million net cash outflow for the year ended September 30, 2025. For the year ended September 30, 2024, change in accounts payable and accrued liabilities generated net cash inflow of US$1.1 million, which led to a US$1.2 million increase in net cash outflow from operating activities.

5)	Change in deferred revenue generated US$0.7 million net cash inflow for the year ended September 30, 2025. For the year ended September 30, 2024, change in deferred revenue provided net cash inflow of US$1.3 million, which led to a US$0.6 million decrease in net cash inflow from operating activities.

6)	Change in income tax receivable provided US$0.4 million net cash inflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change was a net cash inflow of US$0.007 million, which led to a US$0.4 million increase in net cash inflow from operating activities.

7)	Change in non-cash items, including depreciation, goodwill impairment, accretion of lease expenses, gain/loss from disposal of fixed assets, gain from settlement of student deposit refunds with Renda, deferred income taxes and stock-based compensation expenses, provided a total of US$0.2 million net cash outflow for the year ended September 30, 2025. For the year ended September 30, 2024, the change was a net cash inflow of US$1.6 million, which led to a US$1.8 million decrease in net cash inflow in operating activities.

Investing Activities:

September 30, 2025, 2024 and 2023

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

Net cash generated from investing activities was US$1.5 million for the year ended September 30, 2025. It was primarily attributable to the net result of: 1) US$1.7 million generated from sale of property and equipment and 2) purchase of property and equipment of US$0.3 million.

Financing Activities:

September 30, 2025, 2024 and 2023

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

For the year ended September 30, 2025, the Company had net cash provided by financing activities of US$5.1 million, which was attributable to the net result of: 1) US$1.8 million from the May Private Placement; and 2) US$3.3 million from the August Offering.

Off-balance Sheet Arrangements

The Company had not entered into any off-balance sheet transactions or arrangements as at the latest practicable date.

C. Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the years ended September 30, 2025, 2024 and 2023.

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

Goodwill under Professional Training Program reporting unit

For the year ended September 30, 2025, we performed a quantitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.

Goodwill under Other reporting unit

For the year ended September 30, 2025, we performed a quantitative assessment of the goodwill from other reporting unit and we concluded there were no indicators of impairment that existed.

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

Indefinite-lived intangible assets under Professional Training Program reporting unit

For the year ended September 30, 2025, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

MANAGEMENT

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age*	Position
Jianbo Zhang	61	Chairman, Chief Executive Officer
Zhenyu Wu	46	Chief Financial Officer, Director
Yunxia Xu	44	Chief Operating Officer and Chief Marketing Officer
Jing Li	44	Chief Development Officer
Bo Yu	51	Chief Programs Officer
Craig Wilson(1‡)(2)(3)(4)**	54	Independent Director
G. Michael Pratt(1)(2‡)(3)	75	Independent Director
Xiaojun Cui(1)(2)(3‡)	55	Independent Director

*	As of January 28, 2026

**	Lead Independent Director

‡	Committee Chair

(1)	Audit Committee.
(2)	Compensation Committee.
(3)	Nominating Committee.
(4)	Audit Committee financial expert.

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

The business address of each party described above is c/o EpicQuest Education Group International Limited 200 N. St. Clair St., Suite 100, Toledo, OH 43604.

B. Compensation

Director Compensation

On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved an updated director compensation plan for the Company’s non-employee directors (the “2023 Director Compensation Plan”) that replaced the Company’s 2021 Director Compensation Plan. The 2023 Director Compensation Plan provides for the following: (i) annual cash retention payment of $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair-Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received an annual grant of a ten-year option to purchase 45,000 common shares at an exercise price of the closing price of the common shares on the date of grant vesting in one year for existing non-employee Board members and in three years for initial Board members; and (viii) for the Lead Independent Director an annual grant of a ten-year option to purchase 15,000 common shares at an exercise price equal to the closing price of the common shares on the date of grant vesting in one year. This compensation package was reapproved by the Compensation Committee on August 6, 2025 for the 2024-25 fiscal year. On October 14, 2025, the Compensation Committee approved an updated director compensation plan for the Company’s non-employee directors (the “2025 Director Compensation Plan”) that replaced the Company’s 2023 Director Compensation Plan. The 2025 Director Compensation Plan provides for the following: (i) annual cash retention payment of $40,000; (ii) the Committee chair-Audit: additional $15,000; (iii) Committee chair-Compensation: additional $10,000; (iii) Committee chair-Nominating and Governance: additional $10,000; (iv) Committee member-Audit: additional $6,000; (v) Committee member-Compensation: additional $6,000; (vi) Committee member- Nominating and Governance: additional $6,000; (vii) each director received an annual grant of a ten-year option to purchase 112,500 common shares at an exercise price of the closing price of the common shares on the date of grant vesting in one year for existing non-employee Board members; and (viii) for the Lead Independent Director an annual grant of a ten-year option to purchase 37,500 common shares at an exercise price equal to the closing price of the common shares on the date of grant vesting in one year.

For the year ended September 30, 2025, the total compensation paid to the Company’s non-employee directors was as follows:

Name(1)	Fees earned or paid in cash ($)	Option Awards ($)(2)(3)	Total ($)
Craig Wilson	$67,000	29,000	$96,000
G. Michael Pratt	$62,000	21,500	$83,500
Xiaojun Cui(4)	$62,000	21,500	$83,500

(1)	Compensation paid to Jianbo Zhang, our Chairman and Chief Executive Officer, and Zhenyu Wu, our Chief Financial Officer, for their service on the Board of Directors is set forth below under the section titled Executive Officer Compensation.

(2)	The amounts in the “Option Awards” columns represent the aggregate grant date fair values of the awards. The stock options issued to Craig Wilson and G. Michael Pratt were vesting for one year, and those issued to Xiaojun Cui were vesting for three years.

(3)	No stock awards were issued to the Company’s non-employee directors during the year ended September 30, 2025. Stock options granted for during the year ended September 30, 2025, to the Company’s non-employee directors were as follows:

Name	Number of Shares Underlying Options
Craig Wilson	60,000
G. Michael Pratt	45,000
Xiaojun Cui	45,000

(4)	Xiaojun Cui was appointed to the Board on October 16, 2023.

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

Officer Compensation; Employment Agreements and Arrangements

The total cash compensation paid by us or our significant subsidiaries during the years ended September 30, 2025 and September 30, 2024, to our officers for such persons’ services as officers (including contingent or deferred compensation accrued during the years ended September 30, 2025 and September 30, 2024, but not including any amounts paid to such persons for their services as directors), as well as equity-based compensation paid to our executive officers during the years ended September 30, 2025, and September 30, 2024, are described below.

Jianbo Zhang

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jianbo Zhang pursuant to which he agreed to serve as the Company’s Chief Executive Officer. For the fiscal year ended September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 100,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the fiscal year ended September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 200,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. This compensation package was reapproved by the Compensation Committee on August 6, 2025 for the 2024-25 fiscal year.

Under the terms of the agreement, for the fiscal year ended September 30, 2022, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 50,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ended September 30, 2023, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 100,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the year ended September 30, 2023, and the shares were not issued. Effective for the fiscal year ended September 30, 2024, Mr. Zhang was eligible to receive an annual bonus of restricted stock units for up to 100,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was achieved during the year ended September 30, 2024, and the shares were issued.

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

2023 – 2024: On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Zhang: (i) base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2024; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 100,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ended September 30, 2024.

2024 – 2025: On August 6, 2025, the Compensation Committee approved an updated compensation package for Mr. Zhang for the 2024-25 fiscal year: (i) base salary: $1.00; (ii) issuance of restricted stock units for 200,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2025; (iii) issuance of an option to purchase 500,000 common shares at an exercise price of $0.537 per share (the closing price of the common shares on the date of grant) fully vested with an expiration date of August 6, 2034; and (iv) issuance of restricted stock units for 100,000 common shares subject to approval of performance criteria to be determined in the discretion of the Compensation Committee.

2025 – 2026: On October 14, 2025, the Compensation Committee approved an updated compensation package for Mr. Zhang for the 2025-26 fiscal year: (i) base salary: $1.00; (ii) issuance of restricted stock units for 500,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2026; (iii) issuance of an option to purchase 1,250,000 common shares at an exercise price of $0.448 per share (the closing price of the common shares on the date of grant) fully vested with an expiration date of October 14, 2035; and (iv) issuance of restricted stock units for 250,000 common shares subject to approval of performance criteria to be determined in the discretion of the Compensation Committee.

Zhenyu Wu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Zhenyu Wu pursuant to which he agreed to serve as the Company’s Chief Financial Officer. For the fiscal year ended September 30, 2022, the agreement provided for an annual base salary of US$1.00 and the issuance of restricted stock units for 80,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter. Effective for the fiscal year ended September 30, 2023, the foregoing compensation was increased to US$1.00 and the issuance of restricted stock units for 160,000 common shares vesting in four equal installments on the first calendar day of each full fiscal quarter.

Under the terms of the agreement, for the fiscal year ended September 30, 2022, Mr. Wu was eligible to receive an annual bonus of restricted stock units for up to 40,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ended September 30, 2023, Mr. Wu will be eligible to receive an annual bonus of restricted stock units for up to 80,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the year ended September 30, 2023, and the shares were not issued. Effective for the fiscal year ended September 30, 2024, Mr. Wu was eligible to receive an annual bonus of restricted stock units for up to 80,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was achieved during the year ended September 30, 2024, and the shares were issued.

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

2023 – 2024: On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Mr. Wu: (i) base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2024; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 80,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ended September 30, 2024.

2024 – 2025: On August 6, 2025, the Compensation Committee approved an updated compensation package for Mr. Wu for the 2024-25 fiscal year: (i) base salary: $1.00; (ii) issuance of restricted stock units for 160,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2025; (iii) issuance of an option to purchase 360,000 common shares at an exercise price of $0.537 per share (the closing price of the common shares on the date of grant) fully vested with an expiration date of August 6, 2034; and (iv) issuance of restricted stock units for 80,000 common shares subject to approval of performance criteria to be determined in the discretion of the Compensation Committee.

2025 – 2026: On October 14, 2025, the Compensation Committee approved an updated compensation package for Mr. Wu for the 2025-26 fiscal year: (i) base salary: $1.00; (ii) issuance of restricted stock units for 400,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2026; (iii) issuance of an option to purchase 900,000 common shares at an exercise price of $0.448 per share (the closing price of the common shares on the date of grant) fully vested with an expiration date of October 14, 2035; and (iv) issuance of restricted stock units for 200,000 common shares subject to approval of performance criteria to be determined in the discretion of the Compensation Committee.

Yunxia Xu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Yunxia Xu pursuant to which she agreed to serve as the Company’s Chief Operating Officer and Chief Marketing Officer. The agreement provides for an annual base salary of US$50,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Xu will be entitled to receive an annual cash bonus in the amount of up to US$20,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. Effective for the fiscal year ended September 30, 2023, Ms. Xu was eligible to receive an annual bonus of restricted stock units for up to 20,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was not achieved during the year ended September 30, 2023, and the shares were not issued.

Effective for the fiscal year ended September 30, 2024, Ms. Xu was eligible to receive an annual bonus of restricted stock units for up to 20,000 common shares, in the determination of the Company’s Compensation Committee, if the Company’s sales revenue increased by 20% during that fiscal year. This milestone was achieved during the year ended September 30, 2024, and the shares were issued.

She is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ended September 30, 2022, Ms. Xu will be eligible to receive an annual bonus of restricted stock units for up to 60,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the years ended September 30, 2022, and September 30, 2023. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Ms. Xu’s employment with the Company is terminated for any reason, the Company will pay to Ms. Xu any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 30 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Xu has agreed not to compete with the Company for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Xu was issued 60,000 common shares, as well as restricted stock units for 80,000 common shares vesting in four equal installments in the period between October 1, 2021, and April 1, 2023, under the 2019 Plan.

2023 – 2024: On October 19, 2023, the Board, upon the recommendation of the Compensation Committee, approved the following compensation for Ms. Xu: (i) base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2024; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $1.16 per share (the closing price of the common shares on the date of grant) vesting in four annual installments; and (iv) issuance of restricted stock units for 20,000 common shares vesting if the Company’s sales revenue increases by 20% during the fiscal year ended September 30, 2024.

2024 – 2025: On August 6, 2025, the Compensation Committee approved an updated compensation package for Ms. Xu for the 2024-25 fiscal year: (i) base salary: $50,000; (ii) issuance of restricted stock units for 60,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2025; (iii) issuance of an option to purchase 20,000 common shares at an exercise price of $0.537 per share (the closing price of the common shares on the date of grant) fully vested with an expiration date of August 6, 2034; and (iv) issuance of restricted stock units for 20,000 common shares subject to approval of performance criteria to be determined in the discretion of the Compensation Committee.

 2025 – 2026: On October 14, 2025, the Compensation Committee approved an updated compensation package for Ms. Xu for the 2025-26 fiscal year: (i) base salary: $50,000; (ii) issuance of restricted stock units for 150,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2026; (iii) issuance of an option to purchase 50,000 common shares at an exercise price of $0.448 per share (the closing price of the common shares on the date of grant) fully vested with an expiration date of October 14, 2035; and (iv) issuance of restricted stock units for 50,000 common shares subject to approval of performance criteria to be determined in the discretion of the Compensation Committee.

Jing Li

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Jing Li pursuant to which she agreed to serve as the Company’s Chief Development Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Ms. Li will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. She is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ended September 30, 2022, Ms. Li will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the years ended September 30, 2022, September 30, 2023, and September 30, 2024. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Ms. Li’s employment with the Company is terminated for any reason, the Company will pay to Ms. Li any unpaid portion of her salary through the date of her termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of her benefits under the agreement. If her employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by her for “good reason” (as defined in the agreement), she will be entitled to receive severance payments equal to 9 months’ of her base salary and a pro rata portion of her target annual bonus for the year when termination occurs. Ms. Li has agreed not to compete with the Company’s for 9 months after the termination of her employment; she also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Ms. Li was issued 5,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the 2019 Plan.

For the fiscal years ended September 30, 2023, 2024 and 2025, Ms. Li’s compensation remained unchanged from the terms described above. For the 2025-26 fiscal year, Ms. Li will be issued restricted stock units for 25,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2026.

Bo Yu

On November 1, 2021, the Company entered into an amended and restated employment agreement, effective as of October 1, 2021, with Bo Yu pursuant to which he agreed to serve as the Company’s Chief Programs Officer. The agreement provides for an annual base salary of US$35,000 payable in accordance with the Company’s common payroll practices. Under the terms of the agreement, Mr. Yu will be entitled to receive an annual cash bonus in the amount of up to US$15,000 if, in the determination of the Company’s Compensation Committee, the Company’s sales revenue increased by 20% during the year ended September 30, 2022. This milestone was not achieved during the year ended September 30, 2022, and the shares were not issued. He is also entitled to reimbursement of reasonable expenses, vacation, sick leave, health and other benefits customary to agreements of this nature. Under the terms of the agreement, commencing with the fiscal year ended September 30, 2022, Mr. Yu will be eligible to receive an annual bonus of restricted stock units for up to 10,000 common shares, in the determination of the Company’s Compensation Committee. The Company’s Compensation Committee determined to not issue these shares for the years ended September 30, 2022, September 30, 2023, and September 30, 2024. The term of the agreement will expire on October 1, 2026, which term will automatically extend for additional 12-month periods unless terminated by either party upon 90 days’ notice. If Mr. Yu’s employment with the Company is terminated for any reason, the Company will pay to Mr. Yu any unpaid portion of his salary through the date of his termination, and any unpaid bonus through the date of termination, as well as any unpaid or unused portions of his benefits under the agreement. If his employment is terminated at the Company’s election without “cause” (as defined in the agreement), which requires 90 days’ advanced notice, or by him for “good reason” (as defined in the agreement), he will be entitled to receive severance payments equal to 9 months’ of his base salary and a pro rata portion of his target annual bonus for the year when termination occurs. Mr. Yu has agreed not to compete with the Company’s for 9 months after the termination of his employment; he also executed certain non-solicitation, confidentiality and other covenants customary for agreements of this nature. In addition to entering into the employment agreement, for services Mr. Yu was issued 40,000 common shares, as well as restricted stock units for 30,000 common shares vesting in three equal installments in the period between October 1, 2021, and October 1, 2022, under the 2019 Plan.

For the fiscal years ended September 30, 2023, 2024 and 2025, Mr. Yu’s compensation remained unchanged from the terms described above. For the 2025-26 fiscal year, Mr. Yu will be issued restricted stock units for 25,000 common shares vesting in four equal quarterly installments during the fiscal year ended September 30, 2026.

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

D. Employees

As of September 30, 2025, the Company had 30 full-time and 15 part-time employees, of which 28 were located in the U.S., 13 were located in Canada, and 4 were located in China. There is no labor union for our employees. We believe our relations with our employees are good.

E. Share Ownership

See Item 7 below.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company, during or after the last completed fiscal year, was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth certain information regarding beneficial ownership of our common shares by each person who is known by us to beneficially own more than 5% of our common shares. The table also identifies the share ownership of each of our directors, each of our executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our common shares.

Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes our common shares issuable pursuant to the exercise of stock options, warrants, or other securities that are immediately exercisable or convertible or exercisable or convertible within 60 days of January 28, 2026. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. With the exception of Mr. Pratt, none of the shareholders listed in the table are located in the United States and none of the common shares held by them are located in the United States. Applicable percentage ownership is based on 23,671,667 common shares outstanding as of January 28, 2026. Unless otherwise indicated, the address of each beneficial owner listed in the table below is to the Company c/o 200 N. St. Clair St., Toledo, OH 43604.

	Amount of Beneficial Ownership(1)
Name of Beneficial Owner(2)	Common shares	Percentage
Jianbo Zhang, CEO(3)(4)	10,092,416	38.93%
Zhenyu Wu, CFO(5)	2,931,900	11.58%
Yunxia Xu, COO & CMO(6)	580,500	2.44%
Jing Li, CDO(7)	112,750	*
Bo Yu, CPO(8)	116,250	*
Craig Wilson(9)	90,966	*
G. Michael Pratt(10)	73,400	*
Xiaojun Cui (11)	--	*
All directors and executive officers as a group (8 persons)(12)	13,998,182	50.44%

5% or greater beneficial owners as a group
Wonderland Holdings International Limited(3)	5,159,700	21.80%

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares or the power to receive the economic benefit of the common shares.

(2)	Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o EpicQuest Education Group International Limited, 200 N. St. Clair St., Suite 100. Toledo, OH, USA 43604.

(3)	Wonderland Holdings International Limited is a BVI incorporated entity with the mailing address of c/o No. 36, Daxing Hutong, Fongcheng District, Beijing City, PRC. As Jianbo Zhang is the sole shareholder and director of the entity, he is deemed the beneficial owner of the Company’s securities held by Wonderland Holdings International Limited.

(4)	Consists of 2,682,716 common shares directly held by Jianbo Zhang, and 2,250,000 common shares underlying stock options exercisable within 60 days of January 28, 2026, and 5,159,700 common shares directly held by Wonderland Holdings International Limited of which Mr. Zhang is deemed to be the beneficial owner.

(5)	Consists of 1,286,900 common shares directly held by Zhenyu Wu, and 1,645,000 common shares underlying stock options exercisable within 60 days of January 28, 2026.

(6)	Consists of 500,500 common shares directly held by Yunxia Xu, and 80,000 common shares underlying stock options exercisable within 60 days of January 28, 2026.

(7)	Consists of 112,750 common shares directly held by Jing Li.

(8)	Consists of 116,250 common shares directly held by Bo Yu.

(9)	Consists of 30,966 common shares directly held by Craig Wilson, and 60,000 common shares underlying stock options exercisable within 60 days of January 28, 2026.

(10)	Consists of 28,400 common shares directly held by G. Michael Pratt, and 45,000 common shares underlying stock options exercisable within 60 days of January 28, 2026.

(11)	Xiaojun Cui does not currently own any common shares of the Company.

(12)	Includes 5,159,700 common shares held by Wonderland Holdings International Limited described in footnote 3.

As of January 28, 2026, there were 52 holders of record excluding the beneficial shareholders held through the intermediaries) entered in our share register, of which 5 holders were U.S. residents. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

All of the Company’s shareholders have the same voting rights.

B. Related Party Transactions

The following is a description of transactions since September 30, 2019, to which any of our related parties, had or will have a direct or indirect material interest.

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder, CEO and ultimate controlling shareholder of the Company.

Due to related party balance

The related party balances of $140,000 as of September 30, 2025, 2024, and 2023 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

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

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

We are a BVI business company incorporated under the BVI Business Companies Act, 2004, with our registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and our registered agent is Vistra (BVI) Limited. The Registrar is the BVI Registrar of Corporate Affairs. Our Memorandum states that, subject to BVI law, the company has full capacity to carry on or undertake any business or activity and that, for purposes of section 9(4) of the BVI Act, there are no limitations on the business that the Company may carry on; these corporate objects and purposes are found in Clause 5 of the Memorandum. Our governing documents (Amended and Restated Memorandum and Articles of Association) have been filed or are to be filed with the BVI Registrar.

Directors

Our memorandum and articles of association require directors to disclose interests and expressly permit an interested director to vote on, be counted toward quorum for, and execute documents relating to a transaction in which the director is interested, subject to the BVI Act. The directors may, by resolution, fix directors’ emoluments (compensation), and our memorandum and articles of association do not require an independent quorum for such approval. The directors may by resolution exercise all Company powers to incur indebtedness, liabilities or obligations and to secure such indebtedness; these borrowing powers are adjustable by resolutions of directors from time to time. There is no retirement or non-retirement provision tied to any director age limit requirement in our memorandum and articles of association. A director is not required to hold any number of shares as a qualification to office.

Rights, Preferences and Restrictions Attaching to Shares

●	All issued common shares are fully paid and non-assessable.

●	Dividend rights, lapse timing, and beneficiary: Distributions (including dividends) may be authorized by the board if immediately after the distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

●	Distributions may be in cash, shares, or property. Notice of any declared distribution will be given to each shareholder, and all distributions unclaimed for three years after being declared may be forfeited by resolution of directors for the benefit of the company; this constitutes the dividend entitlement lapse and identifies the beneficiary upon lapse.

●	Voting rights: Each ordinary share entitles the holder to one vote at a meeting of shareholders or on any shareholder resolution; our memorandum and articles of association also permit shareholder action by written consent (with notice to non-consenting holders if consent is not unanimous). Our memorandum and articles of association do not provide for cumulative voting; cumulative voting is not provided for under our BVI documents.

●	Rights to share in profits: The holders of common shares are entitled to dividends as may be declared by our board, subject to the BVI Act.

●	Rights to share in surplus on liquidation: Each ordinary share carries the right to an equal share in the distribution of the surplus assets upon liquidation.

●	Redemption provisions: We may issue shares subject to redemption and may purchase, redeem or otherwise acquire our own shares on terms determined by the directors, subject to BVI Act solvency and other applicable requirements.

●	Sinking fund provisions: Our Memorandum contemplates that any preferred shares may, if and when designated and issued, include a sinking fund on the terms set by the board; no sinking fund applies to ordinary shares under the current memorandum and articles of association.

●	Liability to further capital calls: Directors may make calls for unpaid amounts on shares not fully paid, with at least 14 days’ notice, and such shares may be forfeited for non-payment following the stated procedure. Fully paid shares are not subject to calls or forfeiture.

●	Anti-discrimination: There are no provisions in our Memorandum or memorandum and articles of association that discriminate against any existing or prospective holder by reason of owning a substantial number of shares.

●	Exhibit 2.5 (Description of Securities) to this Annual Report on form 20-F provides a detailed description of the rights, preferences and restrictions attaching to shares and is incorporated herein by reference.

Changes to Shareholder Rights

If our shares are divided into different classes, the rights attached to any class may only be varied with the written consent of, or a resolution at a class meeting passed by, holders of not less than a majority (over 50%) of the issued shares of that class.

Meetings

Any director may convene shareholder meetings at such times, in such manner, and at places within or outside the BVI as considered necessary or desirable, with at least seven days’ written notice to shareholders entitled to vote and to the directors. Upon the written request of shareholders holding at least 30% of the voting rights for the matter requested, the directors must convene a shareholder meeting. A meeting called with deficient notice is valid if shareholders holding at least 90% of the total voting rights on all matters to be considered waive notice; presence at the meeting constitutes waiver for all shares held by that shareholder. A quorum for shareholder meetings is present if shareholders representing not less than 50 percent of the votes of the shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. Shareholder action may also be taken by written consent by holders of a sufficient majority, with notice to non-consenting shareholders when consent is not unanimous.

Limitations On Rights to Own or Vote Securities

Certificates evidencing common shares are issued in registered form. The company is not authorized to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares. Non-resident or foreign shareholders may freely hold and vote their common shares. There are no limitations in our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Provisions Delaying, Deferring or Preventing Change in Control

Certain provisions of our memorandum and articles of association, together with available board actions under BVI law, may discourage, delay, or prevent a change in control of our company, although our directors may only exercise their powers in good faith and in the best interests of the company. Unlike Delaware General Corporation Law section 203, BVI law has no comparable “interested shareholder” business combination statute, and our memorandum and articles of association do not expressly include such a restriction.

Ownership-Threshold Disclosure Provisions

There are no provisions in our memorandum and articles of association governing an ownership threshold above which share ownership must be disclosed.

Significant Differences Between Governing Law and Host Country Law

The BVI Act and BVI company law differ in important respects from U.S. corporate law. Exhibit 2.5 (Description of Securities) to this Annual Report on form 20-F provides a comparative summary addressing, among other things, shareholder written consents, shareholder proposals and special meetings, cumulative voting, removal of directors, transactions with interested shareholders, mergers and similar arrangements, dissolution/winding up, and amendments to memorandum and articles of association.

Certain Changes in Capital

Our memorandum and articles of association authorize the board to issue additional shares from authorized but unissued shares, to the extent available, as the board determines, and provide procedures to increase, decrease, divide, or combine authorized and issued shares and to amend the memorandum and articles of association by shareholder resolution and, subject to specified exceptions, by directors’ resolution, effective upon registration of the amendment with the Registrar. Based on the attached memorandum and articles of association, there are no conditions governing changes in capital that are more stringent than those required by the BVI Act; where the documents reserve board authority (e.g., to issue additional shares) or permit amendments by directors in limited circumstances, those authorities align with BVI law and are subject to the Act’s constraints and filing requirements.

Transfer Of Shares; Calls and Forfeiture; Untraceable Shareholders

Subject to the memorandum and articles of association and applicable law, any shareholder may transfer common shares by a written instrument of transfer signed by the transferor and naming the transferee; the board may refuse or delay registration only in limited circumstances, including unpaid amounts on shares or as necessary or advisable to ensure compliance with applicable laws to the extent expressly permitted by the memorandum and articles of association and the BVI Act. Directors may make calls on unpaid amounts on shares, with at least 14 days’ notice, and shares may be forfeited for non-payment; fully paid shares are not subject to calls or forfeiture. Our memorandum and articles of association does not expressly provide for, or permit, the sale of shares of an untraceable shareholder. Unclaimed distributions after three years may be forfeited to the company as described above.

Liquidation

As permitted by BVI law and our memorandum and articles of association, the company may be voluntarily liquidated by shareholder resolution or, in certain circumstances, by director resolution where the solvency criteria are met. Each ordinary share is entitled to an equal share in the distribution of surplus assets on liquidation.

Stock Transfer Agent

VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, telephone (212) 828-8436, serves as our transfer agent.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and all of its subsidiaries except DC, which has a functional currency of C$.

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

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. As of September 30, 2025 and 2024, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S and Canada.

The Company does not have material trade receivable related to students as they are required to prepay service fees.

Therefore, there was no significant concentration risk for the Company as at September 30, 2025 and 2024.

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

The Company has identified the following material weaknesses, which are indicative of many small companies with small number of staff, as of September 30, 2025 (i) lack of proper risk assessment process; (ii) lack of proper review and analysis of non-routine transactions and (iii) lack of formal documentation in internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2025. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of the material weaknesses identified above, management has concluded that the Company did not maintain effective internal control over financial reporting as of September 30, 2025, based on the criteria established in “2013 Internal Control-Integrated Framework” issued by COSO.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents the approximate aggregate fees for services rendered by ZH CPA, LLC for the periods indicated:

	September 30, 2025	September 30, 2024

Audit Fees	230,000	230,000
Audit Related Fees	80,000	60,000
Tax Fees	-	-
All Other Fees	-	40,000
Total Fees	310,000	330,000

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association filed September 22, 2025 (incorporated by reference to Exhibit 3.1 of the Form 6-K filed October 9, 2025).
2.1	Specimen Share Certificate (incorporated by reference to exhibit 4.1 to the Form F-1 file number: 333-251342).
2.2	Form of Series A Warrant (incorporated by reference to exhibit 4.2 to the Form F-1 file number: 333-251342).
2.3	Form of Series B Warrant (incorporated by reference to exhibit 4.3 to the Form F-1 file number: 333-251342).
2.4	Form of Warrant Agency Agreement. (incorporated by reference to exhibit 4.4 to the Form F-1 file number: 333-251342).
2.5*	Description of Securities
2.6	Form of Placement Agent Warrant (incorporated by reference to exhibit 99.1 to the Form 6-K filed August 27, 2025).
2.7	Form of Warrant (incorporated by reference to exhibit 4.1 to the Form 6-K filed May 30, 2025).
4.1	Form independent director agreement (incorporated by reference to exhibit 10.1 to the Form F-1 file number: 333-251342).
4.2	Renda Agreement (incorporated by reference to exhibit 10.7 to the Form F-1 file number: 333-251342).
4.3	Indemnification Escrow Agreement (incorporated by reference to exhibit 10.8 to the Form F-1 file number: 333-251342).
4.4	2019 Equity Incentive Plan of EpicQuest Education Group International Limited, as amended (incorporated by reference to exhibit 99.1 of the Form 6-K, filed November 30, 2022).
4.5	Forms of award agreements under the 2019 Equity Incentive Plan of EpicQuest Education Group International Limited (incorporated by reference to Exhibit 4.5 of the Form 20-F filed January 19, 2023).
4.6	Employment Agreement between EpicQuest Education Group International Limited and Jianbo Zhang, dated November 1, 2021 (incorporated by reference to exhibit 99.1 to the Form 6-K filed November 5, 2021).
4.7	Employment Agreement between EpicQuest Education Group International Limited and Zhenyu Wu, dated November 1, 2021 (incorporated by reference to exhibit 99.2 to the Form 6-K filed November 5, 2021).
4.8	Employment Agreement between EpicQuest Education Group International Limited and Yunxia Xu, dated November 1, 2021 (incorporated by reference to exhibit 99.3 to the Form 6-K filed November 5, 2021).
4.9	Employment Agreement between EpicQuest Education Group International Limited and Jing Li, dated November 1, 2021 (incorporated by reference to exhibit 99.4 to the Form 6-K filed November 5, 2021).
4.10	Employment Agreement between EpicQuest Education Group International Limited and Bo Yu, dated November 1, 2021 (incorporated by reference to exhibit 99.5 to the Form 6-K filed November 5, 2021).
4.11	Non-Employee Director Compensation Plan (incorporated by reference to exhibit 99.6 to the Form 6-K filed November 5, 2021).

4.12	Stock Purchase Agreement with Ameri-Can Education Group Corp, and the holders of shares of capital stock of Ameri-Can, dated November 24, 2021 (incorporated by reference to exhibit 99.1 to the Form 6-K filed December 1, 2021).
4.13	Agreement Miami University and Renda Finance and Education Technology Company, dated July 1, 2020 (incorporated by reference to exhibit 4.12 to the Form 20-F filed December 30, 2021).
4.14	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc. and Richmond Institute of Languages Inc., dated January 15, 2022 (incorporated by reference to exhibit 99.1 to the Form 6-K filed January 21, 2022).
4.15	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc., Richmond Institute of Languages Inc., and Sylvester Chen, dated March 31, 2023 (incorporated by reference to exhibit 99.2 to the Form 6-K filed April 12, 2023).
4.16	Memorandum of Agreement by and among Miami University, a body politic and corporate established and existing under the laws of the State of Ohio and Quest Holding International, LLC, dated May 24, 2023 (incorporated by reference to exhibit 99.1 to the Form 6-K filed May 30, 2023).
4.17	Form of Investor Warrant (incorporated by reference to exhibit 4.1 to the Form 6-K filed January 10, 2024).
4.18	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 to the Form 6-K filed January 10, 2024).
4.19	Contract between SouthGilmore LLC and the Argentine Football Association dated November 23, 2023 (incorporated by reference to exhibit 4.1 to the Form 6-K filed January 18, 2024).
4.20	Form of Placement Agency Agreement (incorporated by reference to exhibit 99.2 to the Form 6-K filed August 27, 2025).
4.21	Form of Securities Purchase Agreement (incorporated by reference to exhibit 99.3 to the Form 6-K filed August 27, 2025).
4.22	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 to the Form 6-K filed May 30, 2025).
8.1*	List of Subsidiaries of the Registrant.
11.1	Code of Conduct and Ethics. (incorporated by reference to exhibit 14.1 to the Form F-1 file number: 333-251342)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of the Form 20-F filed January 31, 2025).
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of ZH CPA, LLC
97.1	Dodd-Frank Restatement Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Form 20-F filed January 31, 2025).
101.INS	Inline XBRL Taxonomy Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 28, 2026	By:	/s/ Zhang Jianbo
		Name:	Zhang Jianbo
		Title:	Chief Executive Officer (Principal Executive Officer)

EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED

January 28, 2026	By:	/s/ Zhenyu Wu
		Name:	Zhenyu Wu
		Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

ePICQUEST education GROUP international LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

EpicQuest Education Group International Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EpicQuest Education Group International Limited and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended September 30, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

January 28, 2026

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 and 2024

(US$, except share data and per share data, or otherwise noted)

	September 30, 2025	September 30, 2024
	US$	US$
Assets
Current Assets
Cash and cash equivalents	4,754,522	1,150,042
Restricted cash	338,712	338,712
Accounts receivable, net of credit loss allowance of $nil and $nil	492,897	85,279
Other receivable	2,131,402	576,215
Prepaid expenses	590,443	1,202,991
Other prepaid for events	7,500,023	-
Inventory	46,381	48,470
Income tax receivable	450,000	889,766
Total current assets	16,304,380	4,291,475
Non-current assets
Property and equipment, net	433,677	1,597,823
Long-term prepaids	-	7,500,023
Intangible assets	4,243,423	4,464,226
Right-of-use assets	2,141,754	2,785,008
Goodwill	2,652,772	2,652,772
Total assets	25,776,006	23,291,327

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and other liabilities	1,952,161	3,233,471
Loan payable	-	409,956
Income tax payable	4,074	4,294
Due to related party	140,000	140,000
Lease liabilities – current	752,429	641,254
Deferred revenue	6,042,639	5,332,194
Total current liabilities	8,891,303	9,761,169
Non-current liabilities
Loan payable	409,956	-
Lease liabilities – non current	1,582,108	2,181,769
Deferred income tax liabilities	472,942	470,468
Total liabilities	11,356,309	12,413,406

Commitments and contingencies

Shareholders’ equity
Common shares, US$0.0015873 par value, 970,000,000 ordinary shares and 10,000,000 preferred shares authorized, 23,396,667 and 13,113,173 ordinary shares issued and outstanding as of September 30, 2025 and 2024, respectively	37,137	20,814
Additional paid-in capital	26,207,879	20,142,071
Deficit	(17,387,799)	(14,958,678)
Accumulated other comprehensive loss	(49,545)	(35,803)
Total shareholders’ equity	8,807,672	5,168,404

Non-controlling interests	5,612,025	5,709,517
Total liabilities and shareholders’ equity	25,776,006	23,291,327

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(US$, except share data and per share data, or otherwise noted)

	September 30, 2025	September 30, 2024	September 30, 2023
	US$	US$	US$

Revenues	8,939,989	8,153,546	5,712,480
Costs of services	3,014,119	2,840,112	1,502,255

Gross profit	5,925,870	5,313,434	4,210,225

Operating costs and expenses:
Selling expenses	1,366,760	1,537,006	1,018,894
General and administrative	8,739,049	11,201,445	10,210,960
Total operating costs and expenses	10,105,809	12,738,451	11,229,854

Loss from operations	(4,179,939)	(7,425,017)	(7,019,629)

Other (income) expenses:
Other income	(1,619,373)	(495,276)	(186,137)
Interest income	(37,337)	(22,731)	(53,089)
Foreign exchange gain	-	-	(5)
Total other (income) expenses	(1,656,710)	(518,007)	(239,231)

Loss before provision for income taxes	(2,523,229)	(6,907,010)	(6,780,398)

Current income tax expense	910	18,186	11,590
Deferred income tax expense (recovery)	2,474	(354,012)	277,874
Income taxes expense (recovery)	3,384	(335,826)	289,464

Net loss	(2,526,613)	(6,571,184)	(7,069,862)
Net loss attributable to non-controlling interest	(97,492)	(581,061)	(410,421)
Net loss attributable to common stockholders	(2,429,121)	(5,990,123)	(6,659,441)
Unrealized foreign currency translation adjustment	(13,742)	481	(7,345)
Comprehensive loss	(2,540,355)	(6,570,703)	(7,077,207)

Basic & diluted net loss per share	(0.16)	(0.47)	(0.57)

Weighted average number of ordinary shares-basic and diluted	15,486,467	12,637,968	11,655,642

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(US$, except share data and per share data, or otherwise noted)

	Common shares	Common shares amount	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total equity
Balance as of September 30, 2022	11,350,704	17,697	16,276,866	(2,309,114)	(28,939)	2,180,108	16,138,618
Net loss				(6,659,441)		(410,421)	(7,069,862)
Share buyback	(201,614)	-	(7)	-	-	-	(7)
Share-based compensation – common shares	849,083	1,348	1,794,831	-	-	-	1,796,179
Share-based compensation – stock options	-	-	265,631	-	-	-	265,631
Acquisition of additional interest in subsidiary	-	-	(208,321)	-	-	20,817	(187,504)
Currency translation adjustment	-	-	-	-	(7,345)	-	(7,345)
Balance as of September 30, 2023	11,998,173	19,045	18,129,000	(8,968,555)	(36,284)	1,790,504	10,933,710
Net loss				(5,990,123)		(581,061)	(6,571,184)
Issuance of common stock for cash	400,000	635	799,365				800,000
Share-based compensation – common shares	715,000	1,134	833,265				834,399
Share-based compensation – stock options			1,142,787				1,142,787
Investment with 40% interest in SouthGilmore			(762,346)			4,500,074	3,737,728
Currency translation adjustment					481		481
Balance as of September 30, 2024	13,113,173	20,814	20,142,071	(14,958,678)	(35,803)	5,709,517	10,877,921
Net loss				(2,429,121)		(97,492)	(2,526,613)
Issuance of common stock for cash	9,568,494	15,188	5,094,063				5,109,251
Share-based compensation – common shares	715,000	1,135	523,145				524,280
Share-based compensation – stock options			448,600				448,600
Currency translation adjustment					(13,742)		(13,742)
Balance as of September 30, 2025	23,396,667	37,137	26,207,879	(17,387,799)	(49,545)	5,612,025	14,419,697

The accompanying notes form an integral part of these consolidated financial statements.

ePICQUEST EDUCATION GROUP international LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025, 2024 AND 2023

(US$, except share data and per share data, or otherwise noted)

	September 30,	September 30,	September 30,
	2025	2024	2023
	US$	US$	US$
Cash Flows from Operating Activities:
Net loss	(2,526,613)	(6,571,184)	(7,069,862)
Adjustments for items not affecting cash:
Depreciation and amortization	409,899	425,763	407,013
Share-based compensation	972,879	1,977,187	2,061,810
Provision for accounts receivable	67,519	-	-
Net gain from disposal of fixed assets	(480,235)	(477,115)	-
Impairment of goodwill	-	-	14,038
Gain from settlement of student deposit refunds with Renda	(1,200,000)	-	-
Deferred income tax expense	2,474	(354,012)	277,874
Changes in operating assets and liabilities
Accounts receivable and other receivable	(2,030,324)	(414,866)	217,407
Prepaid expenses	612,548	1,020,250	(1,323,593)
Long-term prepaids	-	(7,500,023)	-
Operating lease – lease liabilities and right of use assets	154,768	25,064	(45,022)
Inventory	2,089	(7,285)	(21,170)
Accounts payable & accrued liabilities	(81,310)	1,112,423	(212,817)
Deferred revenue	710,445	1,274,677	233,493)
Income tax receivable	439,546	7,399	254,342
Student deposits	-	-	(46,040)
Net cash used in operating activities	(2,946,315)	(9,481,722)	(5,252,527)
Cash Flows from Investing Activities:
Purchase of property and equipment	(292,842)	(40,343)	(14,231)
Share buyback	-	-	(1,250,007)
Acquisition of additional interest in subsidiary	-	-	(187,505)
Net cash acquired from business acquisitions	-	-	574,108
Proceeds from sale of fixed assets	1,748,128	757,115	-
Net cash provided from (used in) investing activities	1,455,286	716,772	(877,635)

Cash Flows from Financing Activities:
Long term investment received for Gilmore	-	3,737,727	-
Share issuances, net of issuance costs	5,109,251	800,000	-
Proceeds borrowed from third party	-	409,956	-
Net cash provided from financing activities	5,109,251	4,947,683	-

Effect of exchange rate changes on cash and cash equivalents	(13,742)	470	(7,346)
Net increase/(decrease) in cash, cash equivalents	3,604,480	(3,816,797)	(6,137,508)
Cash and cash equivalents and restricted cash, beginning of year	1,488,754	5,305,551	11,443,059
Cash and cash equivalents and restricted cash, end of year	5,093,234	1,488,754	5,305,551

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid
Income taxes paid	1,130	10,787	10,575
Non-cash investing activities – acquisition of operating lease right-of-used assets	120,773	2,267,597	561,247
Non-cash investing activities – assumption of operating lease obligation	120,759	2,238,099	572,564

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

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of September 30, 2025, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. As of September 30, 2025, the Company had an accumulated deficit of $17,387,799 and a negative operating cash flow of $2,946,315.

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

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries as of September 30, 2025. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
EpicQuest Education Group International Limited (the “Company” or “EpicQuest”) (formerly Elite Education International Co. Ltd.)	Investment holding	—	December 13, 2017	BVI
Quest Holdings International LLC (“QHI”)	Foreign education programs and student dormitory services	100%	December 19, 2012	Ohio, US
Quest International Education Center LLC (“QIE”) (formerly Miami International Education Center LLC)	Collection of tuition payments from oversea students	100%	January 23, 2017	Ohio, US
Highrim Holding International Limited (“HHI”)	Investing holding	100%	July 9, 2021	BC, Canada
Davisu Canada Inc. (“DC” or “EduGlobal College”)	Academic services for college and university applications	100%	April 18, 2008	BC, Canada
Ameri-Can Education Group Corp. (“Ameri-Can”)	Education services	70%	November 17, 2019	Ohio, US
Study Up Center, LLC (“SUPC”)	Student education assistance	100%	April 27, 2022	Ohio, US
Davis University (“DU”)	Education services	70%	1858	Ohio, US
Skyward Holding International Limited (“Skyward”)	Investment holding	100%	June 13, 2023	MB, Canada
Gilmore INV LLC (“Gilmore”)	Investment holding	100%	November 17, 2023	Ohio, US
SouthGilmore LLC (“SouthGilmore”)	Sporting	40%	November 20, 2023	Ohio, US

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

Significant items subject to estimates include, the recoverable amounts of goodwill and indefinite-lived intangible assets, the useful lives of long-lived assets and finite-lived intangible assets and share-based compensation.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$” or “$”). The US$ is the functional currency of the Company and its subsidiaries of QHI, QIE, HHI, Ameri-Can, SUPC, DU, Skyward, Gilmore and SouthGilmore. The Canadian dollar (“C$”) is the functional currency of the Company’s subsidiary of DC.

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

The assets and liabilities of the Company’s subsidiary in the C$, which is DC, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of operations and comprehensive loss in accordance with ASC 220. The following are the exchange rates that were used in translating DC’s financial statements into the consolidated financial statements:

	September 30, 2025	September 30, 2024

Year-end spot rate	US$1=C$ 1.3927	US$1=C$ 1.3511
Average rate	US$1=C$ 1.3985	US$1=C$ 1.3606

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and other receivable. As of September 30, 2025 and 2024, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the US and Canada.

The Company’s revenue is generated from various large number of individual students and does not have significant trades receivable related to students as they are required to prepay service fees. Therefore, there was no significant concentration risk and credit risk for the Company as at September 30, 2025 and 2024.

The trades receivable related to third party are primarily from the ASSA program. The outstanding balance were subsequently settled by the third party. The Company has a significant other receivable balance as the Company’s business partners in China, Beijing Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Co. Ltd. collect some of the student tuition fees on behalf of DU and DC, and other receivable balance can be settled with the service charged by them. Therefore, there was no significant concentration risk and credit risk for the Company as at September 30, 2025.

The Company evaluates expected credit losses on accounts receivable in accordance with ASC Topic 326. During the year ended September 30, 2025, provision for expected credit loss of $67,519 was recognized and it was written off due to uncollectibility per management estimation. As of September 30, 2025 and 2024, expected credit losses were not material and no allowance for credit losses was recorded.

Cash and cash equivalents

Cash and cash equivalents consist of petty cash on hand and cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash represents cash held by the U.S. Department of Education on behalf of DU to satisfy the financial protection requirement in connection with DU’s change of ownership. The amount was determined at the time of the ownership change based on 25% of the Title IV Higher Education Act (“HEA”) program funds received by DU during its most recently completed fiscal year and has not been subsequently remeasured.

Revenue recognition

ASC 606 provides for a five-step model for recognizing revenue from contracts with customers. These five steps include:

(i)	Identify the contract

(ii)	Identify performance obligations

(iii)	Determine transaction price

(iv)	Allocate transaction price

(v)	Recognize revenue

Under ASC 606, revenue is recognized when the customer obtains control of a good or service. A customer obtains control of a good or service if it has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. The Company’s revenue streams contain the following primary services and performance obligations offered through the subsidiaries of DC, QHI or DU:

Programs offered through DC

●	English education programs

●	Master Certificate Programs

●	Student accommodation and other related services

●	Application service

Programs offered through QHI

●	English education programs

●	Student accommodation and other related services

Programs offered through DU

●	University education programs

●	Post-education training programs

●	Collaboration education services provided to non-U.S. colleges

●	Student accommodation and other related services

●	Professional career training programs

The Company’s primary revenue streams and their respective accounting treatments are as follows:

i.	Tuition and Academic Programs

The Company provides various academic instruction, university preparation, and career training services to students, including English education programs, Master certificate programs, university education programs, post-second training programs, and professional career training programs. Each enrollment agreement is accounted for as a single performance obligation to provide a series of distinct instructional services. As the students simultaneously receive and consume the benefits provided by the Company’s performance as the services are rendered, the Company recognizes revenue over time using the straight-line method over the duration of the academic. The Company has determined that it acts as the principal for all service performance obligations, as it controls the pricing of the specified services, manages the significant aspects of the service delivery process, and assumes the risks of loss related to service delivery and collection. Accordingly, revenue from these services is presented on a gross basis in the consolidated statements of operations and comprehensive loss.

ii.	Collaborative Education Services

The Company provides curriculum design, operational support, and instructional guidance to institutional partners. These services are accounted for as a single performance obligation satisfied over time during the period the collaborative support is rendered.

iii.	Student Accommodation and other related Services

Revenue from student accommodation and academic support is recognized over time as the students simultaneously receive and consume the benefits throughout the residency or service period. The Company identifies the provision of boarding facilities and related support as distinct performance obligations satisfied over the contracted period. The Company has determined that it acts as the principal for all service performance obligations, as it controls the pricing of the specified services, manages the significant aspects of the service delivery process, and assumes the risks of loss related to service delivery and collection. Accordingly, revenue from these services is presented on a gross basis in the consolidated statements of operations and comprehensive loss.

iv.	Application and Advisory Services

The Company provides specialized application services for students, including initial consulting, material preparation, and application submission. The Company identifies these services as a single performance obligation because the individual activities are highly interrelated and represent a combined output. The Company recognizes revenue over time as the benefits of the advisory services are simultaneously received and consumed by the student throughout the service lifecycle. Revenue is recognized over the estimated service period, typically one year, representing the typical application cycle from consultation to the completion of the application process.

Funds received from students prior to provision of our education services are recognized as deferred revenue. The deferred revenue is subsequently released into revenue once the registered semester starts and is released using straight-line method based on the semester period, which is generally three months. The release of the deferred revenue is to match the timing of the cost of our services, which is generally also based on the semester term or service period.

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

General and administrative expenses

General and administrative expenses primarily consist of depreciation expenses, office expenses, professional fees, office space rental expenses, repairs and maintenance, salary and benefits, management service fee, stock-based compensation, sundry costs, and vehicle expenses.

Selling expense

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provided student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its foreign language education programs, as well as academic and professional training programs.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, due to related party, loan payable, income tax payable and lease liabilities. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued liabilities, loan payable, income tax payable and due to related party approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end, as the interest rates used to discount the host contracts approximate market rates.

The Company did not have transfers of financial instruments between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and 2024.

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

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term and are included in general and administrative (“G&A”) expenses and cost of sales.

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

Under qualitative assessment, there were no impairment losses for the years ended September 30, 2025 and 2024.

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

As of September 30, 2025, the Company elected to perform a quantitative assessment for its goodwill under DC’s operation and concluded that there were no indicators of impairment. As of September 30, 2024, the Company elected to perform a quantitative assessment for its goodwill under DC’s operation and concluded that there were no indicators of impairment.

As of September 30, 2025, the Company performed a quantitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment. As of September 30, 2024, the Company performed a qualitative assessment of its goodwill under DU’s operation and concluded that there were no indicators of impairment.

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

Stock-Based Compensation

The Company measure stock-based awards at fair value on the date of the grant and expense the awards in Consolidated Statements of Operations and Comprehensive Loss over the requisite service period of employees or consultants. The fair value of stock options is determined using the Black-Scholes valuation model. The fair value of stock-based awards is determined using the share price of the Company at the date of grant. Stock-based compensation expense related to all stock-based awards, including stock option, is recognized over the requisite service period on a straight-line basis. The amount of stock-based compensation expense recognized at any date must at least equal the portion of the grant-date value of the award that is vested at that date. Forfeitures are accounted for as they occur.

Recently adopted accounting standards

ASU 2021-08: In October 2021, the FASB issued ASU 2021-08 for Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The update primarily addresses the accounting for contract assets and contract liabilities from revenue contracts with customers acquired in a business combination. The update requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 - Revenue from Contracts with Customers, whereas prior to the adoption of the update, contract assets acquired and contract liabilities assumed in a business combination were recognized at fair value on the acquisition date. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company adopted the new standards for fiscal year ended September 30, 2024. The adoption of the new standards did not have impact to the Company’s consolidated financial statements.

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

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the new standards for the year ended September 30, 2025. The adoption of the new standards did not have impact to the Company’s consolidated financial statements

ASU 2024-02: In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements.” This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements, and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance) . The Company adopted this new standard during the year ended September 30, 2025. The adoption of this ASU did not have material impact on its consolidated financial statements.

Recently issued accounting standards

ASU 2023-09: In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statement disclosures.

ASU 2024-03: In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires public business entities to disclose, in the notes to the financial statements, disaggregated information about certain expense categories included within relevant income statement expense captions. The amendments do not change the recognition or measurement of expenses presented on the face of the income statement.

The ASU is effective for the Company for annual reporting periods beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statement disclosures.

ASU 2025-05: In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is currently evaluating the impact of the adoption of this ASU on its consolidated financial statement disclosures.

3. Other Receivable

Other receivable consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Refundable deposit for rent deposit	106,134	102,945
Receivable from business partners	2,021,066	350,150
Employee Retention Credit receivable	-	75,948
Other receivable	4,202	47,172
Total	2,131,402	576,215

Receivable from the Company’s business partners in China, Beijing Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Co. Ltd., represent the student tuition fee collected by them on behalf of DU and DC.

Other receivable represent the sales tax receivable.

The Company assesses expected credit losses on other receivables in accordance with ASC Topic 326. As of September 30, 2025 and 2024, management determined that expected credit losses were not material, and no allowance for credit losses was recorded.

4. Prepaid Expenses, Other prepaid for events and Long-term Prepaids

Prepaid expenses consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Prepaid fees to Renda	81,359	73,429
Prepaid fees to Beijing University Graduate School of Education	-	670,820
Prepaid insurance	13,437	66,930
Other prepaid expenses	42,091	146,859
Prepaid tuition fees to Shanghai Jiao Tong University	-	144,131
Prepaid fees to Guangzhou Zhonghong Hean	67,215	100,822
Prepaid to Jishi Holdings	386,341	-
Total	590,443	1,202,991

Prepaid fees to Renda represent the fees that the Company prepaid to Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) for services have yet to be provided by Renda. The prepaid fees will be recognized into general and administrative expense when such fees are incurred based on the actual costs incurred by Renda on behalf of the Company’s business partners in China, Beijing Renda Financial Education Technology Co., Ltd. and Wenfeng Shenghe Study Abroad Co. Ltd..

Prepaid fees to Beijing University Graduate School of Education (“BUGSE”) represent tuition fees that the Company paid to BUGSE for services. During the fiscal year ended September 30, 2024, the Company has entered into a training agreement with BUGSE, pursuant to which BUGSE will provide some International Innovation Talent Training (“IIT”) courses to students of the Company. During the fiscal year ended September 30, 2025, the services have been provided by BUGSE.

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

Prepaid fees to Jishi Holdings represent the fees that the Company prepaid to Jishi Holdings for services have yet to be provided. The prepaid fees will be charged into costs of services when such fees are incurred based on the actual costs incurred by Jishi Holdings.

Other prepaid for event consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Prepaid for soccer games	7,500,023	-

Long-term Prepaids consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Prepaid for soccer games	-	7,500,023

The prepaid for soccer games represents a service fee prepaid to Argentine Football Association (the “AFA”), On November 23, 2023, the Company’s subsidiary, SouthGilmore, entered into an agreement (the “Agreement”) with AFA, pursuant to which the parties agreed that hold certain international friendly matches between the Argentine men’s national soccer team and similar opponents in China or Asia. Pursuant to the Agreement, SouthGilmore agreed to pay the AFA a total of $15.0 million, of which $7.5 million was prepaid by the Company in November 2023 in connection with the execution of the Agreement. In addition, pursuant to the Agreement, SouthGilmore agreed to assume the costs and obligations related to stadium charges, security, ticketing and all other matters generally related to the organization of the games. The friendly matches have not been held yet due to the delays in finding the proper components and the proper venues. In April 2024, the AFA confirmed to SouthGilmore that it was rescheduling the previously scheduled matches. In January 2026, AFA proposed to organize these two matches in the September 2026 window and SouthGilmore is in consideration of agreeing on this proposal.

5. Property and Equipment, net

Property and equipment, net consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Land	-	721,462
Buildings	-	849,961
Machinery & equipment	2,009,888	2,008,987
Vehicles	153,996	153,996
Furniture and fixtures	167,658	160,349
Software	870,728	870,728
Leasehold improvement	301,034	17,329
Total	3,503,304	4,782,812
Less: Accumulated depreciation	$(3,069,627)	$(3,184,989)
Property and equipment, net	433,677	1,597,823

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$189,096 and US$203,780 for the years ended September 30, 2025 and 2024, respectively.

On December 22, 2024, the Company completed the sale of a property (land and building) for gross proceeds of $1,700,000. After deducting settlement charges and transaction costs totaling $242,475, the Company received net cash proceeds of $1,457,525. The property had a carrying value of $825,764 (original cost of $1,075,741, net of accumulated depreciation of $249,977) at the date of sale. This transaction resulted in a recognized gain on disposal of $631,761.

On April 11, 2025, the Company completed the sale of a property (land and building) for gross proceeds of $325,000. After deducting settlement charges and transaction costs totaling $34,397, the Company received net cash proceeds of $290,603. The property had a carrying value of $442,129 (original cost of $495,682, net of accumulated depreciation of $53,553) at the date of sale. This transaction resulted in a recognized loss on disposal of $151,526

6. Intangible assets, net

Intangible assets, net consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
University relationship	377,587	377,587
Education license/certificate	28,240	28,240
In-process course curriculum	26,067	26,067
Accreditations and licensing*	2,202,793	2,202,793
Accredited curriculum	1,670,461	1,670,461
Articulation agreement	53,793	53,793
Brand related assets*	552,580	552,580
Total	4,911,521	4,911,521
Less: Accumulated depreciation	(668,098)	(447,295)
Intangible assets, net	4,243,423	4,464,226

*	(Indefinite-lived assets, not subject to amortization)

Depreciation expenses was recorded in general and administrative expense. The Company recorded depreciation expenses of US$220,803 and US$222,003 for the years ended September 30, 2025 and 2024, respectively.

7. Leases

The Company’s rights-of-use assets and lease liabilities recognized in the Consolidated Balances Sheets consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Rights-of-use assets – operating lease	2,141,754	2,785,008
Operating lease liabilities - current	752,429	641,254
Operating lease liabilities – non-current	1,582,108	2,181,769
	2,334,537	2,823,023

The component of lease expenses are as follows:

	September 30, 2025	September 30, 2024
	US$	US$
Operating lease cost	1,033,659	739,998

Other information about the Company’s leases is as follows:

	September 30, 2025	September 30, 2024
	US$	US$
Weighted-average remaining lease term	6.79 years	6.68 years
Weighted average discount rate	11.30%	11.15%

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of September 30, 2025:

Total
US$
Years ending September 30,
2026	797,161
2027	271,921
2028	328,000
2029	337,720
2030 and beyond	1,844,918
Total minimum lease payment	3,579,720
Less: imputed interest	(1,245,183)
Total lease liabilities	2,334,537
Less: current potion	752,429
Non-current portion	1,582,108

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities primarily consist of the following:

	September 30, 2025	September 30, 2024
	US$	US$
Accounts payable	1,102,241	1,206,940
Student refundable deposits	122,120	1,403,121
Accrued commission expenses	650,760	420,118
Other payables	77,040	203,292
Total	1,952,161	3,233,471

9. Deferred revenue

The movement of deferred revenue is as follows:

	September 30, 2025	September 30, 2024
	US$	US$
Opening balance	5,332,194	4,057,517
Additional deferred revenue accrual	5,991,194	5,302,014
Revenue release from deferred revenue	(5,280,749)	(4,027,337)
Ending Balance	6,042,639	5,332,194

For the year ended September 30, 2025, $5,280,749 (2024: $4,027,337) revenue recognized in the current period was from prior period’s ending deferred revenue balance.

10. Loan payable

Loan payable of US$409,956 represented a loan advanced from a third-party. The loan bears an annual interest of 2%. The loan matured on November 15, 2024 and it has been extended to November 15, 2026.

11. Other income

Other income of US$1,656,710 in fiscal 2025 is mainly related to: i) US$1,200,000 gain on settlement of accounts payable, and ii) US$480,235 gain from disposal of fixed assets. Other income of US$518,007 in fiscal 2024 is mainly related to US$477,115 gain from disposal of fixed assets.

12. Income taxes

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

US

Under the current Ohio state and US federal income tax, the Company’s Ohio subsidiaries are subject to the Ohio state’s Commercial Activity Tax (“CAT”) and federal income tax. The Ohio CAT is a business tax levied based on the gross receipts from sales. The federal income tax is based on a flat rate of 21% for the calendar year of 2025 (2024: 21%).

Canada

Under the current Canadian income tax, the Company’s Canadian subsidiaries are subject to a combined provincial and federal corporate income tax rate of 27%.

The Company’s provision for income taxes consists of the following:

	September 30, 2025	September 30, 2024	September 30, 2023
	US$	US$	US$
Current
Federal	-	-	-
State	910	18,186	11,590
Foreign	-	-	-
Total current	910	18,186	11,590
Deferred
Federal	5,054	(351,360)	280,549
State	(2,580)	(2,652)	(2,675)
Foreign	-	-	-
Total deferred	2,474	(354,012)	277,874
Total income tax (recovery)	3,384	(335,826)	289,464

Loss before provision for income taxes consists of the following:

	September 30, 2025	September 30, 2024	September 30, 2023
	US$	US$	US$
US	1,740,284	6,283,458	5,259,044
Foreign	782,945	623,552	1,521,354
Loss before income taxes	2,523,229	6,907,010	6,780,398

Income taxes paid consists of the following:

	September 30, 2025	September 30, 2024	September 30, 2023
	US$	US$	US$
Federal (national)	-	-	-
State and local	1,130	10,787	10,575
Foreign	-	-	-
Income taxes paid	1,130	10,787	10,575

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the BVI statutory income tax rates to the Company’s pre-tax income as follows:

	September 30, 2025	September 30, 2024	September 30, 2023
	US$	US$	US$
Income (loss) before income tax expenses	(2,523,229)	(6,907,010)	(6,780,398)
BVI statutory income tax rate	-%	-%	-%
Income tax calculated at statutory rate	-	-	-
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	910	18,186	11,590
Change in deferred income tax assets due to use of loss carryforward or valuation allowance	2,474	(354,012)	277,874
Income tax expense	3,384	(335,826)	289,464
Effective tax rate	(0.13)%	4.86%	(4.27)%

Income tax receivable balance as of September 30, 2025 and 2024 represent amounts the Company expects to receive due to the Company overpayments of income taxes for its previous fiscal years.

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows:

	September 30, 2025	September 30, 2024
Deferred income tax assets	US$	US$
Net operating losses	3,963,001	3,621,647
Lease liabilities	497,632	605,814
Ending Balance	4,460,633	4,227,461

	US$	US$
Deferred income tax liabilities
Intangible assets	(907,139)	(956,088)
Right-of-use assets	(457,168)	(598,114)
Ending Balance	(1,364,307)	(1,554,202)

Net deferred income tax assets (liabilities) before valuation allowance	3,096,326	2,673,259
Valuation allowance	(3,569,268)	(3,143,727)
Net deferred income tax assets (liabilities)	(472,942)	(470,468)

As of September 30, 2025, the Company had $3,051,317 unrecognized net operation loss in US that can be carried forward indefinitely and had $911,684 unrecognized non-capital loss in Canada that can be carried forward for 20 years until 2044 to 2045.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions.

13. Capital Stock

Common shares

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

During the year ended September 30, 2023, the Seller of Ameri-Can exercised its redemption option and therefore the Company repurchased the 201,614 common shares that it previously issued for the acquisition of Ameri-Can. The Company paid cash consideration of $1,250,000 for the repurchase and the amount is debited from the share capital for the year ended September 30, 2023.

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

During the year ended September 30, 2025, the Company completed a unit offering private placement and issued 4,500,000 ordinary shares and warrants to purchase 13,500,000 ordinary shares at a combined purchase price of $0.40 per share and accompanying warrants for gross proceeds of $1.8 million. The warrants are immediately exercisable at an exercise price of $0.48 per share, and expire one year after the issuance date.

During the year ended September 30, 2025, the Company completed a private placement and issued 5,068,494 ordinary shares at a purchase price of $0.73 per share for gross proceeds of $3.7 million.

During the year ended September 30, 2025, the Company issued 715,000 common shares to its directors, executives and employees and other third party for their services rendered to the Company. These common shares are based on certain vesting schedules (see “Share-based awards” below). An aggregate value of $524,280 related to the vested common shares was recognized in the year ended September 30, 2025.

Stock options

At September 30, 2024, the Company had one stock option plan, the 2019 Equity Incentive Plan (the “2019 Plan”).

During the year ended September 30, 2024, the Company granted 1,030,000 stock options, vesting in one-year or a three-year period, to certain officers and directors of the Company.

At September 30, 2025, the Company had one stock option plan, the 2019 Equity Incentive Plan (the “2019 Plan”).

During the year ended September 30, 2025, the Company granted 1,030,000 stock options, vesting in one-year or a three-year period, to certain officers and directors of the Company.

The fair values of these stock options were estimated at the dates of grant, which is August 6, 2025 for stock options granted in fiscal 2025 and October 19, 2023 for stock options granted in fiscal 2024, using the Black-Scholes Option Valuation Model, with the following weighted average assumptions:

	September 30, 2025	September 30, 2024
Stock price	$0.54	$1.16
Exercise price	$0.54	$1.16
Expected risk free interest rate	3.77%	4.75%
Expected volatility	136.90%	166.40%
Expected life in years	5	5
Expected dividend yield	nil	nil
Grant date fair value per option	$0.48	$1.10

A continuity schedule of outstanding stock options at September 30, and the changes during the periods, is as follows:

	Number of Stock Options	Weighted Average Exercise Price
		US$
Balance, September 30, 2023	455,000	3.73
Granted	1,030,000	1.16
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2024	1,485,000	1.95
Granted	1,030,000	0.54
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2025	2,515,000	1.37

A continuity schedule of outstanding unvested stock options at September 30, and the changes during the periods, is as follows:

	Number of Unvested Stock Options	Weighted Average Grant Date Fair Value
		US$
Balance, September 30, 2023	22,500	2.11
Granted	1,030,000	1.10
Vested	(775,000)	1.19
Forfeited	-	-
Balance, September 30, 2024	277,500	1.10
Granted	1,030,000	0.48
Vested	(1,161,250)	0.68
Forfeited	-	-
Balance, September 30, 2025	146,250	0.61

At September 30, 2025, the aggregate intrinsic value of all outstanding stock options granted was estimated at $nil. At September 30, 2025, the unrecognized compensation cost related to unvested stock options was $78,260 expected to be recognized over 0.25 to 3 years.

A summary of stock options outstanding and exercisable at September 30, 2025:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
November 1, 2021	365,000	4.10	6.08
December 30, 2022	90,000	2.21	7.25
October 19, 2023	1,013,750	1.16	8.08
August 6, 2025	900,000	0.54	9.83

Share-based awards

(a)	During the year ended September 30, 2022, the Company granted an aggregate of 875,000 share-based awards with a fair value of $4.10 per share, determined using the share price at the date of grant of November 1, 2021 to certain directors, officers and employees of the Company (the “November 1, 2021 Grant”). These share-based awards have a vesting period of ranging from 1 year to 2 years from the grant date in ranging from 3 equal instalments to 5 equal instalments in the vesting periods. During the year ended September 30, 2022, an aggregate of 640,000 shares were issued to these directors, officers and employees under the November 1, 2021 Grant.

(b)	During the year ended September 30, 2022, the Company approved the following share-based compensations to its directors (the “November 1, 2021 Director Grant”): (i) annually a number of restricted stock equal to $30,000 divided by the closing price of the Company’s common stock, under the Company’s 2019 Equity Incentive Plan on the date of the Company’s annual meeting of stockholders; (ii) Mr. Craig Wilson received a grant of shares equal to $27,000 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two-thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022; and iii) Ms. Cowan and Mr. Pratt each received a grant of shares equal to $22,500 (based on the Company’s common share price as of November 1, 2021) of which one-third of such shares were issued and the remaining two thirds will be issued in equal instalments on April 1, 2022 and October 1, 2022. As of September 30, 2022, an aggregate of 16,247 shares were issued to these directors.

(c)	During the year ended September 30, 2023, the Company issued 185,000 shares of the November 1, 2021 Grant (see (a) above) pursuant to its vesting schedule.

(d)	During the year ended September 30, 2023, the Company issued the remaining 71,519 shares of the November 1, 2021 Director Grant (see (b) above) pursuant to its vesting schedule.

(e)	During the year ended September 30, 2024, the Company issued the remaining 50,000 shares of the November 1, 2021 Grant (see (a) above) pursuant to its vesting schedule.

(f)	During the year ended September 30, 2023, the Company granted an aggregate of 360,000 share-based awards with a fair value of $2.21 per share, determined using the share price at the date of grant of December 31, 2022 to the Company’s Chief Executive Officer and Chief Financial Officer. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2023, an aggregate of 360,000 shares have already been issued to the Chief Executive Officer and Chief Financial Officer.

(g)	During the year ended September 30, 2023, the Company granted an aggregate of 80,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2023, all of the 80,000 shares have already been issued to these officers.

(h)	During the year ended September 30, 2023, the Company granted 300,000 share-based awards with a fair value of $1.63 per share, determined using the share price at the date of grant of February 7, 2023, to a consultant of the Company. These share-based awards vest according to the percentage of the consulting services rendered to the Company. As of September 30, 2023, only 50% of the services have been rendered to the Company. Therefore, only 150,000 shares have been issued to the consultant during the year ended September 30, 2023.

(i)	In addition, on February 7, 2023, the Company granted share-based awards with value equal to US$3,846 (RMB27,000) divided by the closing price of February 7, 2023 to an employee. Accordingly, 2,564 shares were issued to the employee during the year ended September 30, 2023.

The total amount of stock-based compensation expenses in relation to awards (c) to (i) above is $1,796,179 for the year ended September 30, 2023.

(j)	During the year ended September 30, 2024, the Company granted an aggregate of 440,000 share-based awards with a fair value of $1.16 per share, determined using the share price at the date of grant of October 19, 2023, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2024, all of the 440,000 shares have already been issued to these officers.

(k)	During the year ended September 30, 2024, the remaining 150,000 shares from note (h) above were granted to the consultant.

(l)

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

The total amount of stock-based compensation expenses in relation to awards (j) to (l) above is $834,400 for the year ended September 30, 2024.

(m)	During the year ended September 30, 2025, the Company granted an aggregate of 440,000 share-based awards with a fair value of $0.54 per share, determined using the share price at the date of grant of August 6, 2025, to certain officers of the Company. These share-based awards vest in 4 equal instalments over each of the quarter end of the fiscal year. During the year ended September 30, 2025, all of the 440,000 shares have already been issued to these officers.

(n)	During the year ended September 30, 2025, the Company granted an aggregate of 200,000 performance-based share (the “Performance Shares”) to Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The Performance Shares are subject to a one-year vesting provision whereby the total Performance Shares become exercisable at the end of September 30, 2024 if the Company’s sales increase achieved a targeted percentage determined by the Company. Since the Company has met the sales increase target for the year ended September 30, 2024, the share-based compensation expense in relation to the Performance Shares have been recognized during the year ended September 30, 2025.

(o)	During the year ended September 30, 2025, the remaining 75,000 shares from note (l) above were issued to the consultant.

A summary of stock-based compensation expense for the years ended September 30 2025, 2024 and 2023 is as follows:

	September 30,	September 30,	September 30,
	2025	2024	2023
	US$	US$	US$

Common share awards	524,280	834,399	1,796,179
Stock option awards	448,599	1,142,787	265,631
Total	972,879	1,977,186	2,061,810

Warrants

The continuity of the Company’s warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		US$
Balance, September 30, 2023	1,562,686	7.50
Granted	400,000	2.00
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2024	1,962,686	6.38
Granted	13,753,425	0.48
Exercised	-	-
Forfeited	-	-
Balance, September 30, 2025	15,716,111	1.22

On May 27, 2025, the Company completed a unit offering private placement and issued 4,500,000 ordinary shares and warrants to purchase 13,500,000 ordinary shares at a combined purchase price of $0.40 per share and accompanying warrants for gross proceeds of $1.8 million, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the May Warrants (the “May Private Placement” ). The warrants are immediately exercisable at an exercise price of $0.48 per share, and expire one year after the issuance date. The fair value of the warrants granted was $0.38 per warrant using the Black-Scholes model with the following assumptions: (i) grant date share price - $0.63 per share; (ii) risk free rate – 4.04%; (iii) expected life - 1 year; (iv) expected volatility – 143%; and (v) expected forfeiture and dividends – nil.

On August 26, 2025, the Company granted 253,425 warrants to a Placement agent at an exercise price of $0.73 per common share expiring on August 25, 2026. The warrants can be exercised immediately. The fair value of the warrants granted was $0.48 per warrant using the Black-Scholes model with the following assumptions: (i) grant date share price - $0.54 per share; (ii) risk free rate – 3.77%; (iii) expected life - 5 years; (iv) expected volatility – 136.90%; and (v) expected forfeiture and dividends – nil.

A summary of warrants outstanding and exercisable at September 30, 2025:

	Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
		US$
Grant date
March 29, 2021	1,562,686	7.50	0.49
January 8, 2024	400,000	2.00	3.27
May 27, 2025	13,500,000	0.48	0.65
August 26, 2025	253,425	0.73	4.90

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

14. Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	September 30, 2025	September 30, 2024	September 30, 2023
	US$	US$	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(2,429,121)	(5,990,123)	(6,659,441)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	15,486,467	12,637,968	11,655,642

Loss per share attributable to ordinary shareholders —basic and diluted	(0.16)	(0.47)	(0.57)

15. Commitments and Contingencies

The Company had certain office leases in relation to its operations. These leases are classified as operating leases. Other than these operating leases and the common shares subject to redemption (note 13), the Company does not have significant commitments, long-term obligations, or guarantees as of September 30, 2025 and 2024.

Operating lease

The future aggregate minimum lease payments under the non-cancellable residential apartment building operating lease are as follows:

2026	$797,161
2027	271,921
2028	328,000
2029	337,720
2030 and thereafter	1,844,918
Total future minimum lease payments	$3,579,720
Less: imputed interest	(1,245,183)
Total operating lease liability	$2,334,537
Less: operating lease liability - current	752,429
Total operating lease liability – non current	$1,582,108

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

16. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jianbo Zhang	Founder and ultimate controlling shareholder, CEO

Due to related party balance

The related party balances of $140,000 as of September 30, 2025 and 2024 relate to IPO costs paid by Jianbo Zhang on behalf of the Company. The related party balance is unsecured, non-interest bearing and due on demand.

17. Segment Reporting

The Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making decisions, allocating resources and assessing performance. The chief operating decision maker uses revenue to assess segment profitability and allocate resources effectively. There are inter-segment revenue transactions including marketing service and management service. Reconciliation of total segment revenues to consolidated revenues excludes inter-segment revenue . The accounting policies of the segments are the same as those used by the Company.

During the year ended September 30, 2025, the Company operated in three primary reportable segments, representing its operating subsidiaries QHI, DC, and DU. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, Skyward, Gilmore and SouthGilmore.

	QHI	DC	DU	Other	Total
	US$	US$	US$	US$	US$

Revenue
Tuition and academic programs	1,928,160	196,371	5,425,615	-	7,550,146
Collaborative education services	-	-	818,665	-	818,665
Student accommodation and other related services	304,818	44,527	106,108	-	455,453
Application and advisory services	-	115,725	-	-	115,725
	2,232,978	356,623	6,350,388	-	8,939,989
Costs of services	440,622	128,727	2,444,770	-	3,014,119
Selling expenses and general administrative	4,191,445	648,466	3,242,236	640,884	8,723,031
Segment loss (income)	2,399,089	420,570	(663,382)	640,884	2,797,161
Depreciation expense					409,899
Stock-based compensation expense					972,879
Other income					(1,619,373)
Interest income					(37,337)
Foreign exchange gain					-
Loss before income taxes					2,523,229
Income taxes (recovery)					3,384
Net loss					2,526,613

Segmented assets	7,930,605	1,711,669	12,375,091	3,758,641	25,776,006
Goodwill allocation	-	840,855	1,811,917	-	2,652,772

During the year ended September 30, 2024, the Company operated in three primary reportable segments, representing its operating subsidiaries QHI, DC, and DU. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, Skyward, Gilmore and SouthGilmore.

	QHI	DC	DU	Other	Total
	US$	US$	US$	US$	US$

Revenue
Tuition and academic programs	3,529,015	607,697	3,335,595	-	7,472,307
Collaborative education services	-	-	174,655	-	174,655
Student accommodation and other related services	-	-	107,611	-	506,584
Application and advisory services	398,973	-	-	-	-
	3,927,988	607,697	3,617,861	-	8,153,546
Costs of services	997,763	57,814	1,784,535	-	2,840,112
Selling expenses and general administrative	5,916,980	773,803	2,889,853	754,845	10,335,481
Segment loss	2,986,755	223,920	1,056,527	754,845	5,022,047
Depreciation expense					425,783
Stock-based compensation expense					1,977,187
Other income					(495,276)
Interest income					(22,731)
Foreign exchange gain					-
Loss before income taxes					6,907,010
Income taxes (recovery)					(335,826)
Net loss					6,571,184

Segmented assets	7,239,296	1,516,949	10,684,732	3,850,350	23,291,327
Goodwill allocation	-	840,855	1,811,917	-	2,652,772

During the year ended September 30, 2023, the Company operated in two primary reportable segments, representing its operating subsidiaries QHI and DU. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”, which includes the results of HHI, DC and Skyward.

	QHI	DU	Other	Total
	US$	US$	US$	US$

Revenue
Tuition and academic programs	3,324,072	1,671,596	-	4,995,668
Collaborative education services	-	94,504	-	94,504
Student accommodation and other related services	622,308	-	-	622,308
	3,946,380	1,766,100	-	5,712,480
Costs of services	837,055	665,200	-	1,502,255
Selling expenses and general administrative	5,242,103	2,053,130	1,465,798	8,761,031
Segment loss	2,132,778	952,230	1,465,798	4,550,806
Depreciation expense				407,013
Stock-based compensation expense				2,061,810
Other income				(186,137)
Interest income				(53,089)
Foreign exchange gain				(5)
Loss before income taxes				6,780,398
Income taxes				289,464
Net loss				7,069,862

Segmented assets	8,414,389	8,540,087	2,254,660	19,209,136
Goodwill allocation	-	1,811,917	840,849	2,652,766

As at September 30, 2025, long-term assets located in the U.S. and Canada were $8,212,099 or 87%, and $1,259,527 or 13% of the Company’s total long-term assets.

As at September 30, 2024, long-term assets located in the U.S. and Canada were $17,586,497 or 93%, and $1,413,355 or 7% of the Company’s total long-term assets.

18. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2025, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.